7/19

02042783

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hindalco Industries Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3428 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/23/02



A CLEAR VISION OF TOMORROW, TODAY.

HINDALCO

ADITYA BIRLA GROUP

2001 - 2002
ANNUAL REPORT

Hindalco Industries Limited

IN HOMAGE TO A LEGEND



The late Aditya Vikram Birla, a man rooted in Indian values yet global in vision. Rock solid in fundamentals.

He spawned a culture that encouraged vigour and vitality, the spirit of innovation, the spirit of experimentation, and the passion to excel. A culture where learning afresh underpinned success.

Beyond business, he nurtured communities, sending out a clear message that we care.

Simply put, he was one man who made a difference. In business and as a human being.

Our constant endeavour is to keep up to his standards.

ADITYA BIRLA GROUP

ADITYA VIKRAM BIRLA,
November 14, 1943 - October 1, 1995

- Excellent performance amidst difficult industry environment
- Record high metal volumes; highest ever revenues and profits
- Smelter and Alumina refinery operate above rated capacity
- 9th pot-line commissioned; implementation of the remaining work at the Brownfield expansion on track
- Share of value added products rise from 53% to 56% of aggregate sales volumes
- Revenues up 3%; Profit after Current Taxes up 10.3%
- Highest ever EPS. and CEPS - up marginally at Rs.92.1 and 112.9 respectively
- Dividend increased from 120% to 135%
- Accolades won : A selective list:
  - Hindalco entered "The Asia-Top 25" list of CFO Asia Annual Report Survey, the only Indian company in 2001
  - Alumina Refinery named as "Best Safety Performing Plant in the World for the Year 2000" by the International Aluminium Institute
  - "Award for Outstanding Work in the Area of Rural Development", from Federation of Indian Chamber of Commerce and Industry (FICCI)

CONTENTS



BOARD OF DIRECTORS

Mr. Kumar Mangalam Birla
Chairman

Mrs. Rajashree Birla

Mr. T.K. Sethi

Mr. C.M. Maniar

Mr. E.B. Desai

Mr. S.S. Kothari

Mr. M. M. Bhagat

Mr. K.N. Bhandari

Mr. A.K. Agarwala
(Whole-time Director)

SPECIAL ADVISOR

Mr. D.P. Mandelia

KEY EXECUTIVES

Mr. R.K. Kasliwal
Executive President (Finance & Commerce)

Mr. S.K. Tiwari
Chief Officer (Manufacturing)

Ms. N. Chainani
Executive President
(Corporate Affairs & Development)

Mr. S.K. Maudgal
Executive President (Marketing) &
C.E.O. (Foil & Wheel)

Mr. R.P. Shah
Joint President (Alumina Plant)

Mr. Ajey Srivastava
Joint President (Operation & Planning)

Mr. P.K. Panda
Joint President (H.R.)

Mr. Ramesh Kumar
Senior Vice-President (Marketing - Extrusions)

Mr. A.K. Karmakar
Senior Vice-President (Boiler & Co-generation)

Mr. R.P. Tiwari
Senior Vice-President (Projects)

Mr. S.N. Sharma
Senior Vice-President (Finance & Accounts)

Mr. S.C. Tandon
Senior Vice-President (Pot Room Operation)

Mr. K.K. Patodia
Senior Vice-President (Raw Material)

Mr. O.P. Sharma
Vice-President (Alumina Mech. Maintenance)

Mr. R. Haridas Menon
Vice-President (Marketing - Primary Metal)

Mr. I.C. Rao
Vice-President (Marketing - Rolled Products)

Mr. Sanjeev Goel
Vice-President (Information Technology)

HINDALCO

ADITYA BIRLA GROUP

HINDALCO INDUSTRIES LIMITED

Registered Office: "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 025.

NOTICE TO SHAREHOLDERS

NOTICE is hereby given that the **Forty-Third Annual General Meeting** of the Shareholders of Hindalco Industries Limited will be held at **Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020** on **Wednesday, the 31st July, 2002, at 3.30 P.M.**, to transact, with or without modification(s) as may be permissible, the following business:

1. To receive, consider and adopt the audited Balance Sheet and the Profit and Loss Account for the year ended 31st March, 2002, and the reports of the Directors and the Auditors thereon.

2. To sanction the declaration and the payment of Dividend on Equity Shares for the year ended 31st March, 2002.

3. To appoint a Director in place of **Shri E. B. Desai**, who retires from office by rotation and being eligible, offers himself for re-appointment.

4. To appoint a Director in place of **Shri S. S. Kothari**, who retires from office by rotation and being eligible, offers himself for re-appointment.

5. To appoint a Director in place of **Shri M. M. Bhagat**, who retires from office by rotation and being eligible, offers himself for re-appointment.

6. To appoint Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, and to fix their remuneration, and for the purpose, to pass the following Resolution, which will be proposed as a **Special Resolution**:

   "RESOLVED that pursuant to the provisions of Section 224A and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Singhi & Company, Chartered Accountants, the retiring Auditors, be and are hereby re-appointed Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorized to fix their remuneration and payment of the expenses for the said period."

7. To consider and if thought fit, to pass the following Resolution which will be proposed as an **Ordinary Resolution**:

   "RESOLVED that pursuant to the provisions of Section 293(1) (a) and all other applicable provisions if any, of the Companies Act, 1956, and subject to such consents as may be necessary from the existing mortgagees and charge holders and other authorities, consent of the Company be and is hereby given to the Board of Directors of the Company to create a further mortgage and/or charge on such terms and conditions and at such time(s) and in such form and manner as the Board in its absolute discretion thinks fit, on the whole or substantially the whole of the Company's any one or more of the undertakings or of all the undertakings, including the present and/or future properties, whether movable or immovable comprised in any new undertaking or undertakings of the Company, as may be agreed to in favour of the 'State Bank of India', and/or any other trustee, registered with the SEBI, to secure the 9.00% Secured Redeemable Non-Convertible Debentures of the aggregate value of Rs. 50 Crores privately placed with Citicorp Finance India Ltd., together with interest on the principal amounts at the agreed rate, compound interest, additional interest, liquidated damages, commitment charges, costs, charges, expenses and other monies payable by the Company to the concerned financial institution, under the respective trust deed/loan agreement entered into/to be entered into by the Company."

8. To consider and if thought fit, to pass the following Resolution which will be proposed as a **Special Resolution**:

   " RESOLVED that in partial modification of the Resolutions passed by the Members at the Fortieth and Forty-Second Annual General Meetings of the Company held on 4th August, 1999 and 1st August, 2001, respectively and pursuant to the provisions of Sections 198, 309, 310, 314 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 including any statutory modification or re-enactment thereof, consent of the Company be and is hereby accorded to pay the revised remuneration to Shri A. K. Agarwala as per details provided in the Explanatory Statement herein for the remaining period of his tenure of Office i.e. up to September, 2003 with further liberty to Board of Directors to revise his remuneration from time to time as they deem fit within the limits of Schedule XIII of the Companies Act, 1956."

NOTICE is also hereby given that the Register of Members and Transfer Books in respect of Equity Shares of the Company will remain closed from Friday, the 12th July, 2002 to Wednesday, the 31st July, 2002 (both days inclusive).

By Order of the Board of Directors

ANIL J.JHALA
Joint-President (Treasury) &
Company Secretary

Place : Mumbai-400 025
Dated : The 3rd May, 2002

NOTE FOR MEMBERS' ATTENTION

1. A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.

   THE INSTRUMENT APPOINTING A PROXY SHOULD HOWEVER BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2. The relevant explanatory statement pursuant to Section 173(2) of the Companies Act, 1956 in respect of Items 6 to 8 of the Notice set out above, is annexed hereto.

3. The Dividend on Equity shares of the Company as recommended by the Board of Directors of the Company, when sanctioned at the Annual General Meeting of the Company will be made payable on or after Monday, the 5th August, 2002, to the Company's Equity Shareholders, who are entitled for the Dividend as on Wednesday, the 31st July, 2002 whose names stand registered on the Company's Register of Members:

   a) as Beneficial Owners as at the end of business on 11th July, 2002 as per the list furnished by National Services Depository Limited and Central Depository Services (India) Limited in respect of the shares held in electronic form; and

   b) as Members in the Register of Members of the Company after giving effect to valid transfers in physical form lodged with the Company on or before 11th July, 2002.

4. Members are hereby informed that Dividend which remains unclaimed/unencashed over a period of 7 years, has to be transferred as per Sec. 205A of the Companies Act, 1956, by the Company to "The Investors Education & Protection Fund", constituted by the Central Government under Section 205C of the Companies Act, 1956.

   Hereunder are the details of Dividends paid by the Company and their respective due dates of transfer of unencashed dividends to the designated fund of the Central Government:

Date of Declaration of Dividend	Dividend for the year	Due date of transfer to the Government
6th August,1997	1996-97	22nd September, 2004
7th August,1998	1997-98	23rd September, 2005
4th August, 1999	1998-99	20th September, 2006
5th May, 2000	1999-2000 (Millennium)	21st June, 2007
1st August, 2000	1999-2000 (Final)	17th September, 2007
1st August, 2001	2000-01	17th September, 2008

   It may please be noted that the Shareholders will not be able to make any claim in respect of the unclaimed Dividends which have been transferred to the credit of "The Investors Education & Protection Fund" of the Central Government.

5. The Company has listed its Shares at:

   1. The Stock Exchange, Mumbai, Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai – 400 001.
   2. The Delhi Stock Exchange Association Ltd., DSE House, 3/1, Asaf Ali Road, New Delhi – 110 002.
   3. The Calcutta Stock Exchange Association Ltd., 7, Lyons Range, Calcutta – 700 001.
   4. The Madras Stock Exchange Ltd., Exchange Building, Post Box No. 183, 11, Second Line Beach, Chennai – 600 001.
   5. The National Stock Exchange of India Limited, Trade World, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013.

   The listing fees of these exchanges have been paid in time.

6. a) Members are requested to notify immediately any change of address to Depository Participants in respect of electronic share accounts; and to the Company's Share Department at Ahura Centre, 1st Floor, 'B' Wing, Mahakali Caves Road, Andheri (E), Mumbai – 400 093, where shares are held in physical form.

   b) In case the mailing address mentioned in the Annual Report is without the Pin Code, members are requested to kindly inform the Pin Code, immediately.

7. Non-resident Indian shareholders are requested to inform us immediately: the change in residential status on return to India for permanent settlement; the particulars of NRE Account with a Bank in India.

8. Members desirous of making nomination as permitted under Section 109A of the Companies Act, 1956 in respect of the shares held by them in the Company, can make the nomination in Form 2B attached to this Annual Report.

9. Members holding more than one account in the same name, are requested to send the details of their folios along with the share certificates to consolidate shareholding into one folio.

10. Members are requested to send correspondence relating to shares and debentures held by them, to the Company's Share Department at 'Ahura Centre', 1st Floor, 'B' Wing, Mahakali Caves Road, Andheri (E), Mumbai – 400 093.

11. a) Members are informed that in order to avoid fraudulent encashment of dividend warrants they should send to the Company under the signature of the Sole/First Joint holder the information relating to Name and Address of the Banker along with the Pin Code Number and Bank Account Number to print on the Dividend Warrants.

    b) Shareholders desirous of availing the facility of Electronic Credit of Dividend are requested to send the ECS Form attached to this Annual Report.

    c) Members holding shares in dematerialized form and desirous to change or correct the bank account details should send the same immediately to the concerned Depository Participant. Members are also requested to give MICR Code to the Depository Participant.

12. As per the recommendation of the SEBI Committee on Corporate Governance for appointment of the Directors/re-appointment of the retiring Directors, a statement containing details of the concerned Directors is attached herewith.

13. Depository System:

    Members are informed that w.e.f. 5th April, 1999 the shares of the Company are traded in dematerialized form.

    The Company has entered into agreements with National Securities Depository Limited (NSDL) and Central Depository Services India Limited (CDSL), so that the members holding shares in electronic form can deal in shares through NSDL or CDSL.

    The Depository System at present helps in reducing various problems while trading in shares such as delay in delivery of shares, postal delay and misplacement, forged transfer, defacement and damage of share certificate etc. Dealing in shares in electronic form also reduces the transaction cost and payment of stamp duty.

14. Income tax will be deducted at source from dividend payable to shareholders except in case of shareholders who are resident individuals and whose dividend amount payable during a financial year does not exceed Rs. 1,000/-. Therefore, other resident individual shareholders, who intend to seek exemption from deduction of Income-tax at source, are requested to submit a declaration in Form 15G in DUPLICATE duly completed in all respects or Tax Exemption Certificate issued by Income-tax Officer, at the Registered Office or Share Department of the Company on or before 25th July, 2002.
15. Members (except resident individuals as above) are requested to intimate their Permanent Account Number (PAN) allotted by Income-tax authorities, to enable, quoting the same on Tax Deduction Certificate for tax deducted on dividend. Those Members who have not been allocated PAN should furnish General Index Register (GIR) Number along with a declaration that PAN has not been allocated.
16. In the financial year 1999-2000, your Company initiated the practice of restating its financial statements as per United States Generally Accepted Accounting Principles (USGAAP), which is continued in financial year 2001-02. A full set of audited US GAAP Financial Statements along with Independent Auditors' Report will be provided to Shareholders who are interested in obtaining the US GAAP Financial Statements 2001-02 may please write to the Company Secretary at the Company's Registered Office.

ANNEXURE TO THE NOTICE

Explanatory Statement pursuant to the provisions of Section 173 (2) of the Companies Act, 1956.

Item No: 6

Although not strictly necessary, this explanatory statement is being given in respect of the Resolution mentioned in this Item of the Notice, since the Resolution for the re-appointment of the retiring Auditors of the Company will be proposed as a Special Resolution in view of the provisions contained in the Sec. 224A of the Companies Act, 1956 which provides, inter alia that in the case of the Company in which not less than 25% of the Subscribed Capital is held whether singly or in combination by Public Financial Institutions, Nationalised Banks or any Insurance Company, the appointment or re-appointment at each Annual General Meeting, of the Auditors, shall be made by a Special Resolution. The Financial Institution(s), Banks and Insurance Companies together presently hold and are likely to continue to hold at the date of the ensuing Annual General Meeting of the Company, more than 25% of the Subscribed Share Capital of the Company. This necessitates the passing of a Special Resolution.

As required by this Section, the Auditors of the Company have already forwarded a Certificate to the Company stating that the re-appointment if made, will be within the limit specified in Sub-Section (1B) thereof.

The above Resolution is accordingly commended for your acceptance.

Item No: 7

The Company has raised a sum of Rs.50 Crores by the issue of Redeemable Non-Convertible Debentures for General Corporate purposes of the Company, as per the details set forth in the Resolution mentioned in this Item of the Notice. It is intended to secure the said Debentures by a mortgage/charge on such of the fixed assets of the Company as may be decided by the Board of Directors of the Company, in consultation with the relevant parties. Section 293(1)(a) of the Companies Act, 1956, provides inter alia that the Board of Directors of the Company shall not, except with the consent of such Public Company in General Meeting, sell, lease, or otherwise dispose off the whole, or substantially the whole of the Undertaking of the Company, or where the Company has more than one Undertaking, of the whole or substantially the whole of each such Undertaking. Since the mortgage and/or charge to be created in respect of the aforesaid Debentures, may be considered as a disposal of the Company's Undertaking, it is considered advisable by way of abundant caution that the proposed creation of the mortgage and/or charge in favour of Citicorp Finance India Ltd., be approved by the members of the Company by an Ordinary Resolution pursuant to Sec. 293(1)(a) of the Companies Act, 1956.

Accordingly the Resolution mentioned in this Item of the Notice is commended for your acceptance.

Item No: 8

Shri A. K. Agarwala was appointed as a Whole-Time Director of the Company, to hold Office as such, for a period of five years from 11th September, 1998 and this appointment was also confirmed by a Special Resolution passed by the Members at their Meeting held on 4th August, 1999.

The Shareholders whilst approving payments of remuneration to Shri A.K. Agarwala at the aforesaid Annual General Meeting of the Company had also authorised the Board of Directors to revise the same from time to time. The Board of Directors has accordingly, made the following revision with effect from 1st April, 2002, in the remuneration payable to Shri A. K. Agarwala:-

Sr. No.	Particulars	Revision	
(i)	Basic Salary	From Rs.30,00,000/- to	Rs.39,00,000/- p.a.
(ii)	Performance link pay	From Rs.7,83,000/- to	Rs.9,83,000/- p.a.
(iii)	Special Allowance	From Rs.12,41,500/- to	Rs.48,53,843/- p.a.
(iv)	Long Term Incentive Compensation	From Rs.5,64,416/- to [For 2000-2002]	Rs.3,95,979/- p.a.

Specific approval of the Members is now sought to the above upward revision in the remuneration payable to Shri A.K. Agarwala which is in line with the modern Corporate trend, particularly, considering Shri Agarwala's immense contribution to the Company. It is in the above circumstances that the Resolution mentioned in this Item of the Notice is proposed to be passed and is recommended for your acceptance.

Members desirous to have inspection of the relevant Special Resolutions passed at the Meetings held on 4th August, 1999 and 1st August, 2001, may do so on all working days during office hours upto the date of the ensuing Annual General Meeting.

Shri A. K. Agarwala is deemed to be interested in the relevant Resolution pertaining to him as in this Item of the Notice.

By Order of the Board of Directors
ANIL J.JHALA
Joint-President (Treasury) &
Company Secretary

Place : Mumbai-400 025
Dated : The 3rd May, 2002

HINDALCO INDUSTRIES LIMITED

Registered Office: "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 025.

Details of Directors seeking re-appointment in Annual General Meeting fixed on 31st July, 2002

Name of Director	Mr. E. B. Desai	Mr. S. S. Kothari	Mr. M. M. Bhagat
Date of Birth	1st April 1931	28th December, 1921.	20th January, 1933
Date of Appointment	5th April 1984	22nd December, 1988	21st August, 1996
Expertise in specific functional areas	Solicitor	Businessman	Chairman-cum- Managing Director (Retd.) United India Ins. Co. Ltd.
Qualifications	B.A. (Hons.), LL. B. Advocate, Solicitor Supreme Court of England and Solicitor Supreme Court of Hong Kong.	N. A.	B.Com., A.C.I.I. (Lon.), Passed one part of Fellowship Exam of Chartered Insurance Instt., London. Passed Intermediate Exam. of the Chartered Instt. of Secretaries, London.
List of outside Directorships held excluding Alternate Directorship and of Private Companies.	1. Birla Global Finance Ltd. 2. The Century Textiles & Ind. Ltd. 3. Essar Oil Limited 4. Ispat Metallics India Ltd. 5. Matsushita Lakhanpal Battery India Ltd. 6. Prudential ICICI Trust Ltd. 7. Siltap Chemicals Ltd. 8. Widia (India) Limited	Minerals & Minerals Ltd.	1. Kothari Petrochemicals Ltd. 2. Zenith Exports Ltd. 3. Vck Share & Stock Broking Services Ltd. 4. Lark Wire & Infotech Ltd.
Chairman/Member of the Committee of the Board of Directors of the Company	Member – Investors' Grievances Committee	NIL	Chairman – Audit Committee
Chairman/Member of the Committee of the Board of Directors of other Companies in which he/she is a Director a. Audit Committee	Chairman – 1. Matsushita Lakhanpal Battery Ltd. 2. The Century Textiles & Industries Ltd. Member – 1. Essar Oil Limited 2. Prudential ICICI Trust Ltd.	NIL	Member – Zenith Exports Ltd.-
b. Investors' Grievances Committee	Chairman – The Century Textiles & Industries Ltd. Member –Essar Oil Ltd.	NIL	NIL
c. Banking & Finance/ Remuneration Committee	Member – Essar Oil Limited	NIL	NIL

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To
Hindalco Industries Limited
Share Department
Ahura Centre, 1st Floor, Mahakali Caves Road,
Andheri (E), Mumbai 400 093.

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND/INTEREST.
Please fill in the information in CAPITAL LETTERS in ENGLISH ONLY. Please TICK (✓) wherever applicable.

—— For Office Use Only ——
ECS Ref.No. :

For shares held in physical form

Master Folio No.

For shares held in electronic form

DP ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Name of First Holder	
Bank's Name	
Branch Name	
Branch Code	☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ (9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the bank's name, branch and code number.

Account type	Savings		Current		Cash Credit	

Ledger No./Ledger Folio No.	
A/c No. (as appearing in the cheque book)	
Effective date of this mandate	

I, hereby, declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Hindalco Industries Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Hindalco Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number, if any.

Place : ____________

Date :

____

(Signature of First Holder)

Name of First Holder:

"FORM 2B"

(See rules 4CCC and 5D)

NOMINATION FORM

(To be filled in by individual(s) applying singly or jointly)

I/We .... the
holders of Shares/Debentures/Deposit Receipt bearing number(s) ....
of M/s. .... wish to make a nomination and do hereby nominate the following person(s) in whom all rights of transfer and/or amount payable in respect of shares/ debentures/deposits shall vest in the event of my/our death.

Name(s) and Address(es) of Nominee(s)

Name ....

Address ....

Date of Birth* ....

(* to be furnished in case the nominee is a minor)

** The Nominee is a minor whose guardian is ....

Name and Address ....

(** To be deleted if not applicable)

Signature ....
Name ....
Address ....
Date ....

Signature ....
Name ....
Address ....
Date ....

Signature ....
Name ....
Address ....
Date ....

Signature of two Witnesses

Name and Address	Signature with date
1.	
2.	

Instructions:

1. The Nomination can be made by individuals only applying/holding shares/debentures on their own behalf singly or jointly upto two persons. Non-individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided family, holder of power of attorney cannot nominate. If the shares are held jointly all joint holders will sign the nomination form. Space is provided as a specimen, if there are more joint holders more sheets can be added for signatures of holders of shares/debentures and witness.
2. A minor can be nominated by a holder of shares/debentures/deposits and in that event the name and address of the Guardian shall be given by the holder.
3. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu undivided Family or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.
4. Nomination stand rescinded upon transfer of shares/debentures or repayment/renewal of deposits made.
5. Transfer of share/debenture in favour of a nominee and repayment of amount of deposit to nominee shall be valid discharge by a company against the legal heir.
6. The intimation regarding nomination/nomination form shall be filed in duplicate with company/Registrar and share transfer agents of the company who will return one copy thereof to the share or debenture or deposit holder.

ATTENDANCE SLIP

HINDALCO INDUSTRIES LIMITED

Registered Office: "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 025.

Please complete this attendance slip and hand it over at the entrance of the Hall.

Full name of the Shareholder in Block Letters :

Folio No.

No. of Shares held :

I hereby record my presence at the Forty-Third Annual General Meeting of the Company at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020 on Wednesday, the 31st July, 2002 at 3.30 P.M.

Signature of the Shareholder.

NOTE : Only Shareholders of the Company or their proxies will be allowed to attend the Meeting.

PROXY FORM

HINDALCO INDUSTRIES LIMITED

Registered Office: "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 025.

Folio No. :
No. of Shares held :

I/We .... of ....

in the District of .... being a Member/Members of

the above named Company, hereby appoint Shri ....

of .... in the District of ....

or failing him Shri .... of ....

in the District of .... or failing him Shri ....

.... of .... in the District of

.... as my/our proxy to vote for me/us on my/our behalf at the Forty-Third Annual General Meeting of the Company to be held on Wednesday, the 31st July, 2002 at 3.30 P.M. and at any adjournment thereof.

As witness my/our hand(s) this .... day of .... 2002.

Affix Re. 1/- Revenue Stamp here

Signature ....

NOTE: The Proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.



A panoramic view of integrated aluminium complex at Renukoot

Mr. N.K. Zalani
Vice-President (Industrial Engg.)

Mr. Atul Daga
Vice-President (Corporate Finance & Treasury)

RENUSAGAR POWER DIVISION

Mr. G.S. Khurana
Executive President (Renusagar Power Plant)

Mr. S.R. Gopal
Senior Vice-President (Design)

Mr. P.V. Rao
Senior Vice-President (Operations)

FOIL DIVISION

Mr. J.D. Mehta
Senior Vice-President (Marketing - Foil & Wheel)

Mr. T.N.M. Balagopalan
Vice-President (Foil Division)

COMPANY SECRETARY

Mr. Anil J. Jhala
Joint President (Company Matters, Taxation & Treasury)

SOLICITORS

Mulla & Mulla & Craigie Blunt & Caroe, Mumbai
Khaitan & Co., Kolkata
Khaitan & Partners, New Delhi

AUDITORS

Singhi & Co.,
Chartered Accountants, Kolkata

INDEPENDENT AUDITORS (US GAAP)

KPMG, Mumbai

COST AUDITORS

R. Nanabhoy & Co., Mumbai

BANKERS

UCO Bank
State Bank of India
Allahabad Bank
American Express Bank Ltd.
Bank of America
Citibank N.A.
Standard Chartered Grindlays Bank Ltd.
ABN Amro Bank N.V.
Union Bank of India
IDBI Bank Ltd.
Hongkong & Shanghai Banking Corp. Ltd.



Dear Fellow Shareholders,

The year 2001-2002 will be remembered for long, not necessarily for all the right reasons. It has been a year of aberrations. With the attack on the World Trade Centre in September, dark clouds encircled the global economy. Given the preponderance of the U.S. worldwide business faced great uncertainty. The sudden drop in consumer confidence was no surprise. Stock markets nose-dived as well. No longer insular, corporates in India too felt the tremors of these seismic events.

In the face of these setbacks, your Company has shown remarkable resilience and posted a reasonably good performance.

Regardless of a weak LME, your Company's revenues at Rs.23314 million are up by 2.5 per cent. Net Profit after Current Tax has risen by 10.3 per cent from Rs.6781 million to Rs.7480 million. After factoring in of the newly mandated deferred tax, the net profit figure is Rs.6860 million, as against Rs.6781 million in the preceding year.

Aggressive marketing of larger volumes with a growing share of value-added products, besides innovative practices that helped increase output in every operation, have been the growth drivers.

Aggressive marketing of larger volumes with a growing share of value-added products, besides innovative practices that helped increase output in every operation, have been the growth drivers.

Let me now focus on the three major developments that would be of great interest to you. These include firstly, our ongoing brownfield expansion, secondly – the novel profit enhancing moves and thirdly – the share buyback.

The commissioning of the 9th Potline at your Company's smelter in Renukoot signalled the successful completion of the first phase of the brownfield expansion. This has led to an increase of 10,000 MT in metal production; and is expected to enhance capacities by 33,000 MT annually. We are hopeful of fully executing this project in financial year 2003-2004.

Project Rocket 2-K, a value creation process, begun last year, has made significant headway. Intended to improve profitability through better thru-put, efficiencies and productivity levels, this initiative has enabled your

Company realize gains in excess of Rs.220 million already. We expect greater benefits to accrue in the near future.

To cut down on cycle-time, optimize resources across the entire gamut of your Company's operations, and to ensure real time data availability that speeds up decision-making, your Company has launched an IT project hinging on extended ERP systems at an investment of Rs.240 million over the next three years. The first-phase would go on-line by August 2003.

To utilize the surplus cash available with your Company to generate shareholder value, your Company has initiated a buy-back of equity shares. Up until now, your Company has bought back a little over one per cent of equity shares.

Outlook

The US economy is well on course, and Europe seems posited on the growth track. Given the snowballing effect of these world economies, expectations of a gradual improvement in alumina and metal consumption, world over, run high.

Closer to home, the ongoing thrust by the Government on the infrastructure and power sectors, the increasing use of aluminium as an eco-friendly metal in the transport segment, greater usage in building construction and consumer durables should fuel domestic demand for aluminium.

Against the backdrop of this tenor, besides WTO and the resultant fall of competitive barriers, increasing capacities in China pose stiff challenges. Your Company is fully geared to meet them upfront. Your Company's predominance in the aluminium sector as the largest integrated and amongst the lowest cost producer endows it with a competitive flange.

The brownfield expansion, the economies of scale and the fruits of ongoing process innovations at the Plant will stand your Company in good stead. To move ahead we will pursue inorganic growth and be open to participating in opportunities arising from the Government's proposals to divest in companies in the aluminium business.

Let me add that being customer-centric, offering superior quality products and technical services, being cost obsessed, are hygiene factors in your Company.

At the end of the day, despite the strong economic undercurrents, your Company has managed to maintain profits, by and large outperforming its competitors in most of the sectors in which it operates. This is a matter of satisfaction for all of us. To my mind, more than anything else, it is the culture of meritocracy that we espouse, it is the ebullience, the perseverance and the commitment of practically all of your Company's employees that has made your Company what it is today. I wish to record my sincere appreciation of their contribution.

Despite the strong economic undercurrents, your Company has managed to maintain profits, by and large outperforming its competitors in most of the sectors in which it operates. This is a matter of satisfaction for all of us. To my mind, more than anything else, it is the culture of meritocracy that we espouse, it is the ebullience, the perseverance and the commitment of practically all of your Company's employees that has made your Company what it is today.

They know fully well that creating and enhancing shareholder value is at the core of your Company's agenda.

That said, I would like to dwell on the proactive measures taken on various counts to keep our Group attuned to the shifting realities of today's hyper-competitive landscape, and importantly to make sure that we continue to remain successful.

Over the last four years, we have embarked on a continual process of renewal with a single-minded strategic focus on creation of customer and shareholder value.

Being among the top three players, in the sectors in which we operate or exiting; offering superior value addition to our customers, being continually focused on targeted, cost-effective commercial innovations that drive us unflinchingly towards global benchmarks in every operation of ours and building upon the Aditya Birla brand form the contours of our strategic structure.

Our strategic architecture:

Value creation is the raison d'etre underpinning all of our businesses.

Growth in our key businesses has been pegged on consolidation, acquisition and mergers. In so far as it relates to acquisitions, we are very clear that we will bid at values and prices that make sense for us, depending on what value we see in the asset and at what price we think we will create value for our shareholders.

At Indal, the capacity enhancement at Hirakud and the acquisition of Annapurna Foils, are futures-oriented moves.

In the copper business of Indo Gulf while we have grown the smelter capacity from 100,000 TPA to 150,000 TPA at Birla Copper, with a view to attain a global scale, a further expansion is on the anvil.

As you are well aware, we have acquired 12.89% equity in Larsen and Toubro. This initiative represents a strategic investment by us, in what I believe, is India's premier infrastructure company. We have identified cement among other sectors along with knowledge-intensive businesses, with a strong service orientation, as businesses that offer significant growth opportunities, going forward.

In VSF we have outpaced competition not only in India but in the Asian region too, commanding as we do nearly 25% of the global pie. To retain our hold and grow further, given the changing market dynamics, we are exploring the possibility of foraying into selective cellulose fibres like Highwet Modular Fibres and Lyocal.

To turn around the textile business in the foreseeable future and to stem recurring losses, we have divested our textile unit at Gwalior to Meledeon Exports Ltd., as a going concern as the unit made losses continuously. Our premier brands "Grasim and Graviera" are now being manufactured at a single location in Bhiwani. Besides bringing in better synergies, fixed costs and the value of current assets have been significantly pared. This is the first major step to reverse the downturn of the fabric business.

To achieve a fair balance in terms of portfolio, in the recent past we have forayed into the ready-to-wear apparel segment and the insurance sector. This year we have ventured into the software sector, given its growth potential. The acquisition of PSI Data Systems from Groupe Bull S.A. of France, is a step in this direction.

Being among the top three players, in the sectors in which we operate or exiting; offering superior value addition to our customers, being continually focused on targeted, cost-effective commercial innovations that drive us unflinchingly towards global benchmarks in every operation of ours and building upon the Aditya Birla brand form the contours of our strategic structure.

I am also pleased to inform you that we have been able to dispose off the Sea Water Magnesia Plant at Visakhapatnam.

In the telecom sector, the three-way joint venture between AT&T, Tata Cellular and our Group, newly christened "Idea Cellular Limited" is progressing very well. Currently, the fastest growing cellular venture has registered a growth of 135 per cent this year, outpacing the industry average of 80 per cent, and commanding a teledensity in excess of 30 per cent in the country.

Birla Sun Life, our insurance venture, is gaining ground. As you may be aware in this sector we have to factor a gestation period of atleast five years before returns accrue.

Regrettably up until now we have not been able to exit from petroleum refinery given the complexities of this J.V.

Structural Processes / People Processes :

CVA (Cash Value Added) is indeed well entrenched as our measurement metric across the Group. We are now in the third planning cycle of the CVA. Over the last three years we have successfully met with its objective, essentially the streamlining and refinement of management decision making processes which necessitate understanding business variables in depth and quantifying their effect on value creation.

As a proactive response to today's competitive global landscape and changing times, we are continuously ensuring that our Group remains customer-centric, nimble footed, performance-driven and accountable on all fronts. To do so, we spawn a culture of creativity and continuous innovation that can best the competition.

As a proactive response to today's competitive global landscape and changing times, we are continuously ensuring that our Group remains customercentric, nimble footed, performance-driven and accountable on all fronts. To do so, we spawn a culture of creativity and continuous innovation that can best the competition.

We are endeavouring to foster an environment in which our people are enthused to work with an entrepreneurial spirit, creating that enabling ambience where passion becomes embedded in the genetic coding.

Unleashing people potential in a balanced manner through a razor sharp focus on competence enhancement and learning is happening at Gyanodaya, the Aditya Birla Institute of Management Learning. Our aim here is also to convert our people into global managers, to create entrepreneurs out of them, to encourage them to think out-of-the-box. I believe it is only new ideas and new thoughts that prevent obsolescence, create value for shareholders and enable the Group to achieve ongoing profitable growth.

Yours sincerely,

1st June, 2002.

Kumar Mangalam Birla

FINANCIAL HIGHLIGHTS

	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1995-96	1994-95	1993-94	1992-93
PRODUCTION										
Aluminium Metal (In MT)	261,338	251,492	248,930	240,926	200,304	166,272	175,398	164,280	155,761	163,485
Wire Rods (In MT)	52,203	43,946	49,018	51,197	45,482	42,704	45,865	44,454	40,225	37,740
Rolled Products (In MT)	70,113	62,811	58,690	44,668	34,193	18,302	31,378	38,202	30,740	29,619
Extruded Products (In MT)	16,250	18,602	14,959	11,995	12,389	11,798	12,589	11,416	9,807	9,799
Foil (In MT)	17,209	12,756	7,537	1,551	26	-	-	-	-	-
Wheel (In Pcs.)	22,889	23,058	5,451	-	-	-	-	-	-	-
PROFIT & LOSS ACCOUNT (Rs. in Million)										
Gross Sales	26,595	25,836	23,076	20,131	16,707	13,083	14,222	11,307	9,217	9,756
Net Sales	23,314	22,754	20,312	17,670	14,733	11,571	12,518	9,563	7,495	7,552
Operating Expenses	13,374	12,225	10,912	9,895	8,676	7,309	6,915	5,727	5,252	5,343
Operating Profit	9,940	10,529	9,400	7,775	6,057	4,262	5,603	3,836	2,243	2,210
Other Income	2,109	1,315	1,387	1,445	1,275	1,754	1,773	1,267	711	539
Interest Payment	456	619	597	836	723	489	616	474	480	532
Gross Profit	11,593	11,225	10,190	8,384	6,608	5,528	6,760	4,629	2,473	2,216
Depreciation	1,543	1,424	1,353	1,246	776	423	348	330	269	370
Profit before Tax & Extraordinary Items	10,050	9,801	8,837	7,138	5,832	5,105	6,411	4,299	2,204	1,846
Current Tax	2,570	3,020	2,485	1,470	870	1,202	2,400	1,380	607	691
Net Profit after Current Tax	7,480	6,781	6,124	5,668	4,962	3,903	4,011	2,919	1,597	1,155
Deferred Tax	620	-	-	-	-	-	-	-	-	-
Net Profit after Deferred Tax	6,860	6,781	6,124	5,668	4,962	3,903	4,011	2,919	1,597	1,155
Equity Shares Dividend (including dividend tax)	1,005	985	691	532	430	369	298	258	189	155
Retained Profit	5,855	5,796	5,433	5,135	4,532	3,534	3,714	2,662	1,408	1,000
BALANCE SHEET (Rs. in Million)										
Gross Fixed Assets (including CWIP)	63,168	56,365	53,450	52,055	36,205	30,812	25,046	22,117	19,701	18,675
Net Fixed Assets (excluding Revaluation Reserve)	26,951	21,520	20,009	19,950	18,929	14,202	8,845	6,262	4,173	3,412
Investments	19,853	19,175	11,328	10,628	10,012	7,144	9,455	8,415	4,921	2,627
Net Current Assets	13,032	10,241	12,409	8,851	6,282	7,059	6,339	4,576	2,852	2,920
Capital Employed	59,836	50,936	43,746	39,429	35,223	28,405	24,640	19,253	11,947	8,959
Loan Fund	9,577	7,147	5,754	6,870	7,799	5,513	5,282	4,385	3,007	3,370
Net Worth	50,259	43,789	37,992	32,559	27,424	22,892	19,357	14,868	8,939	5,589

FINANCIAL HIGHLIGHTS

	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1995-96	1994-95	1993-94	1992-93
Net Worth represented by :-										
Share Capital	745	745	745	745	745	745	496	480	434	388
Reserves & Surplus (Excluding Revaluation Reserves but incl. Deferred tax Liabilities)	49,514	43,044	37,247	31,814	26,679	22,147	18,861	14,388	8,505	5,201
	50,259	43,789	37,992	32,559	27,424	22,892	19,357	14,868	8,939	5,589
Revaluation Reserve	11,358	12,867	14,341	15,816	4,943	5,648	6,339	7,030	7,721	8,411
RATIOS & STATISTICS										
Operating Margin (%)	42.64	46.27	46.28	44.00	41.11	36.84	44.76	40.11	29.92	29.26
Gross Margin (%)	49.73	49.33	50.17	47.45	44.86	47.77	54.00	48.40	32.99	29.34
Net Margin (%)	29.42	29.80	30.15	32.08	33.68	33.73	32.05	30.53	21.31	15.29
Interest Cover (EBITDA/Interest) (x)	26.43	19.14	18.08	11.02	10.13	12.31	11.98	10.76	6.15	5.16
Gross Interest Cover (EBITDA/Gross Interest) (x)	13.50	14.92	17.76	10.70	7.23	8.63	11.98	10.76	6.15	5.16
Pre-tax Interest Cover (EBIT/Interest) (x)	23.04	16.84	15.81	9.53	9.06	11.44	11.41	10.07	5.59	4.47
ROACE (%)	18.97	22.01	22.68	21.36	20.61	21.09	32.02	30.60	25.68	31.60
ROAE (%)	15.91	16.58	17.36	18.90	19.72	18.48	23.44	24.53	21.98	25.45
Net Sales / Total Assets (Times)	0.39	0.45	0.46	0.45	0.42	0.41	0.51	0.50	0.63	0.84
Debts Equity Ratio(Times)	0.18	0.16	0.14	0.20	0.27	0.21	0.22	0.25	0.32	0.54
Debts Capitalisation Ratio (Times)	0.16	0.14	0.13	0.17	0.21	0.17	0.18	0.20	0.24	0.35
DPS (Rs.)	13.50	12.00	8.00	6.50	5.25	4.50	6.00	5.50	4.50	4.00
EPS (Rs.)	92.12	91.06	82.23	76.11	66.64	52.50	80.79	60.81	36.41	27.69
CEPS (Rs.)	112.85	110.18	100.41	92.85	77.06	58.18	87.81	67.67	42.60	37.23
Book Value per Share (Rs.)	674.93	588.03	510.19	437.24	368.27	307.41	389.92	309.72	206.11	144.16
No. of Equity Shareholders	35,955	37,925	39,769	38,780	37,294	37,656	38,577	37,981	35,987	37,729
Foreign Exchange Earnings on Exports (Rs. in Million)	3,374	3,763	3,123	1,655	1,702	1,566	1,054	672	467	772
Capital Expenditures (Rs. in Million)	7,009	2,995	1,474	2,311	5,549	5,786	2,937	2,421	1,034	715



A.K. Agarwala
(Whole-time Director)

OVERVIEW

It was yet another successful year for Hindalco. The Company achieved highest-ever volumes, revenues and profits, despite an adverse and challenging environment prevailing in the domestic and international markets. The year started with hopes of recovery in the US, but they were razed by the 9/11 developments and subsequent aggravation of the slowdown in the US. These developments have affected the performance of other large economies as well. Consequently, global aluminium consumption declined and metal prices hit a 30-month low, notwithstanding production cuts in the US.

On the domestic front, the industrial sector performed poorly. Growth rates were nearly halved to 2.7%, the lowest level in the last 10 years. Although GDP growth improved, it was on the back of recovery in the agricultural sector, helped by a well-precipitated monsoon. Manufacturing costs came under pressure due to the rise in the cost of key inputs.

Viewed in this context, the performance of the Company in 2001-02 (FY02) can be considered excellent. The Company's Smelters operated above rated capacities and volumes rose to a new high with higher share of value added products. Aggregate revenues grew by 3% year-on-year (YoY) to Rs.23,313.6 million. Profit after Current Taxes improved from Rs.6,780.8 million to Rs.7,480.0 million in FY02, up 10% YoY. Post deferred tax provisions, Net Profits rose modestly from Rs.6,780.8 million to Rs.6,860.0 million – highest ever in the history of the Company.

The Company commissioned the first phase of the Brownfield expansion and decided on a share buy-back towards creating further value for shareholders.

VALUE ENHANCING STRATEGIC MOVES, A WAY OF LIFE AT HINDALCO

It was a landmark year strategically. The Company commissioned the first phase of the Brownfield expansion and decided on a share buy-back towards creating further value for shareholders. The Company also focused on realising synergies from strategic moves made in the past and embarked on a new business improvement initiative during the year.

9th Pot-line Commissioned, Brown-field Expansion On Track

The Company is implementing a Rs.18,000 million Brownfield expansion at



A new feather in Hindalco's cap — Recently commissioned 9th Potline in operation.

Stable operations at the 9th pot-line will bring immediate growth, which will gain further momentum with phased completion of the Brownfield expansion.

Renukoot. This will increase the Smelter capacity by 100,000 tonnes per annum (TPA) and Alumina capacity by 210,000 TPA, with a matching increase in power generation capacity. Its first phase was completed, when the 9th pot-line, with an installed capacity of 33,000 TPA, was commissioned by September 2001. The remaining work on the expansion is progressing well. The expanded capacities of the Smelter, Alumina Refinery and Power plant will be fully operational, in phases, by FY04.

The new pot-line contributed substantially towards enhanced metal output. We are confident that stable operations at the 9th pot-line will bring immediate growth, which will gain further momentum with phased completion of the Brownfield expansion. The benefits of lower capital costs as well as process innovations at the Smelter and Alumina Refinery will bring down costs and strengthen profitability further in future.

Share Buy-back Initiated

As part of its ongoing processes for enhancing shareholder value, as also to utilise surplus cash, the Company decided on a Share Buy-back during the year. The Board of Directors approved a buy-back of up to 10% of the paid-up capital of the Company, from the stock exchanges, at a price not exceeding Rs.825.0 per share, subject to a maximum outflow of up to Rs.4,282.0 million. The Company has since purchased 5,807 shares for an aggregate consideration of Rs.4.2 million in FY02. By the end of April 2002, the Company had bought back 1% of the equity capital for a sum of Rs.546.0 million. The buy-back process is likely to be completed by January 2003.

Indal Synergies Showing-up

Efforts on synergy realisation with Indal continued during the year and yielded handsome returns. In addition to conscious increase in alumina tolling volumes, energies were focused on strengthening its presence in the profitable segments of the downstream markets, notably Sheets and Foils. The success of these efforts is self-evident. Over 70% of the market share in the value added segments is enjoyed by the Hindalco-Indal combine. Measures to replicate the best practices of both companies and benchmarking efficiency norms are on.



Aluminium Slab coming out of the casting stand at Cast House.

Project Rocket-2K Implemented; Gains Exceeded Expectations

The Company successfully implemented Project Rocket-2K, a profit improvement exercise initiated last year, aimed at improving profitability through increase in thru-put, better efficiencies and productivity as well as reduced costs. Estimated to result in an annual savings of Rs.400-500 million over a two-year period, the Company has realised gains in excess of Rs.220 million in the first year itself, surpassing expectations. We are working to accelerate the implementation for substantially higher benefits in the coming years.

"Project Everest" Launched

To further reduce cycle time, improve manpower productivity and optimise resources across the entire spectrum of activities, the Company has embarked on a new business improvement exercise titled "Project Everest", which aims at implementing an extended ERP system. Additionally, it will strengthen customer orientation and allow the Company to emerge as a key customer solutions provider. With the project on stream, the Company expects to cut costs and bolster profitability. The project partner has been identified and training activities have commenced. We expect the implementation to be completed in 25 months, with the first phase going on-line by August 2003.

To further reduce cycle time, improve manpower productivity and optimise resources across the entire spectrum of activities, the Company has embarked on a new business improvement exercise titled "Project Everest"

REVIEW OF OPERATIONS

Operational Review and Analysis

Operationally, it was a good year, more so when viewed in the backdrop of the global slowdown and demand contraction as well as the worldwide falling aluminium prices. The Company recorded highest-ever metal production benefiting from strengthened efficiencies and support of the 9th Pot-line commissioned during the year. Revenues grew on the back of aggressive marketing efforts and rising share of value added products. Margins declined with rising input costs and intense competition. The impact was however offset by strengthened treasury operations. The Company thus reported marginal growth in post-tax profits, which were at record-high levels in FY02.


Utilisation Above Rated Capacity
350%
300%
250%
200%
150%
100%
50%
0%
Metal
Rolled Products
Extrusions
Redraw Rods
Foils

Plant Utilisation Remained Impressive

As a result of the adoption of innovative practices, processes, and asset sweating, there has been an impressive utilisation across all plants.

Metal production grew by 4% to 261,338 tonnes in FY02, largely on the back of contributions from the 9th pot-line. The Smelter utilisation remained above its rated capacity - a hallmark of the Company's operational capabilities. The Alumina refinery too operated above the rated capacity and reported 4% higher production at 494,724 tonnes, through stabilisation of the innovative sweetening process and stretched process parameters.

Downstream production facilities also witnessed a noteworthy utilisation. Rolled Products production volumes rose 12% to 70,113 tonnes. Higher volumes were accompanied by a richer product mix as well. Redraw Rod volumes were up by 19% from 43,946 tonnes to 52,203 tonnes, pushing plant utilisation above 130% in FY02. However, Extrusion volumes declined from 18,602 tonnes to 16,250 tonnes due to a weak demand and intense competition. Nevertheless, Extrusion plant utilisation still remained above rated capacity. Foil production soared by 35% from 12,756 tonnes to 17,209 tonnes, while production volumes of Alloy Wheels fell marginally from 23,058 pieces to 22,889 pieces in FY02.

Sales up Marginally; Share of Value Added Products Up

The Company remained focused on value added products, the share of which improved from 53% to 56% of aggregate volumes.

The Company increased sales volumes by 2% to a record-high level of 259,492 tonnes in FY02. Superior quality, aggressive marketing, a strengthened distribution network and a strong customer orientation have made this possible. Importantly, the Company remained focused on value added products, the share of which improved from 53% to 56% of aggregate volumes. Select value added products viz., Extrusion, Rolled Products and Foils grew by 4% from 78,522 tonnes to 81,993 tonnes in FY02. Coupled with superior realisation, combined revenues from these segments grew from Rs.8,223.9


Volumes (MT)
78,522
4%
81,993
12404
18594
47524
16857
16119
49017
FY 01
FY 02
Sales Turnover (Rs. Million)
8224
8%
8865
1672
1857
4695
2246
1609
5010
FY 01
FY 02
Rolled
Extrusion
Foil

million to Rs.8,865.4 million in FY02. The rise in the share of value added products brought down share of Ingots from 47% to 44% of aggregate sales, thereby reducing the impact of declining LME prices.

To meet with the growing demand in the domestic market, which is a continuing priority, exports have been consciously scaled down.

To meet with the growing demand in the domestic market, which is a continuing priority, exports have been consciously scaled down. Thus exports at Rs.3,373.8 million in FY02 were lower by 10% YoY.

The product-wise sales break-up is as follows:

Products	Sales Volume (MT)			Net Sales (Rs. in Million)		
	FY02	FY01	% Change	FY02	FY01	% Change
Ingots	114,558	118,500	(3)	8,744.1	9,311.0	(6)
Billet	9,498	11,664	(19)	712.8	937.8	(24)
Redraw Rods	52,537	44,151	19	4,461.6	3,746.2	19
Rolled Products	49,017	47,524	3	5,010.4	4,695.5	7
Extrusion	16,119	18,594	(13)	1,609.3	1,856.9	(13)
Foils	16,857	12,404	36	2,245.7	1,671.5	34
Others	906	521		529.7	535.1	
Total Sales	259,492	253,358		23,313.6	22,754.0	2
Value Added Products	56%	53%		60%	57%	
Exports (FOB)	43,639	47,477	(8)	3,373.8	3,763.3	(10)

- **Ingots**

  Ingot sales declined from 118,500 tonnes to 114,558 tonnes in FY02, due to a conscious shift to value added products and consequent higher captive demand for metal. The trend of declining volumes, accompanied by falling metal prices dragged Ingot revenues by 6% from Rs.9,311.0 million to Rs.8,744.1 million in FY02.

- **Billets**

  Billets volumes are lower by 19%, leading to a corresponding reduction in revenues. This followed a conscious decision to cut down exports in view of



Caster Coils undergo quality inspection before rerolling.

Improved product mix and price rationalisation efforts, the Company registered a 3% growth in realisation despite following metal prices.

the increased domestic requirements of metal and value added products. Sales volumes of Billets thus fell from 11,664 tonnes to 9,498 tonnes and revenues shrunk by 24% YoY to Rs.712.8 million in FY02.

- Redraw rods

The Redraw rod volumes bounced back smartly after having suffered during the last two years. Improved market conditions supported by initial signs of revival in the electrical sector enabled an impressive 19% growth in sales volumes to 52,537 tonnes and an increase in revenues to Rs.4,461.6 million in FY02. The average realisation was maintained despite falling metal prices.

- Rolled Products

Rolled product volumes built up from 47,524 tonnes to 49,017 tonnes due to higher exports. The significant 25% rise in exports is attributed to aggressive marketing, successful penetration into new markets, improvement in quality, better on-time deliveries and enhanced quality of support services. Domestic volumes could only be maintained as a higher quantity was transferred for value addition at the Foils division, largely to enhance product mix and ensure higher per tonne realisation. The Company transferred 21,356 tonnes of Rolled Products to the Foils division, which is higher by 40% YoY. Benefiting from improved product mix and price rationalisation efforts, the Company registered a 3% growth in average realisation, in the face of falling metal prices.

Simultaneously, our focus was on the development of new applications, which is yielding positive results. Although, these efforts contributed marginally towards volumes this year, new applications show promise for the future. Some of the applications include:

- Wide width roofing / side cladding sheets
- Painted roofing and panels
- Roll-formed truck body panels
- Security number plates



Different sections of Aluminium Extrusions.

- Roll-bond feedstock coil/sheets in place of sheet & tube for refrigerators
- Cut size closure stock sheets in degreased conditions in smaller packs; and
- Litho stocks

Extrusions

Extrusion was the only value added product that saw a drop in volumes, primarily on account of lower demand for strategic applications. Sales volumes waned 13% to 16,119 tonnes, despite a higher sales in other user segments like the construction and transportation sectors. Higher sales to non-strategic applications, even in a weak market, mirrors success of our focused marketing efforts and deeper penetration into profitable new user segments. While the average realisation was maintained, product revenues declined by 13% to Rs.1609.3 million in FY02.

To yield volumes and support long-term growth, some of the new applications being pursued by the Company include:

- Doors, Windows and Grills
- Curtain walling
- Furniture
- Signage and display systems
- Desert cooler
- Luggage carrier
- 3-wheeler body kit
- Briefcase/carrying case

The Foils Division performance has been splendid. Sales volumes soared by 36% from 12,404 tonnes to 16,857 tonnes

Foils

The Foils Division performance has been splendid. Sales volumes soared by 36% from 12,404 tonnes to 16,857 tonnes and revenues by 34% YoY to Rs.2,245.7 million in FY02, driven by the near doubling of exports


Freshwrapp

Hindalco Freshwrapp — Keeping the freshness and warmth intact.

The Company introduced new products and re-launched products in select segments that have the potential to grow strongly in the near future, such as Freshwrapp, Freshpack / Bagg and Waterproofing applications.

and a 33% higher domestic sales. The thrust on converted foils and other high value products for the discerning user segments, successful penetration into new application areas, entrenching into the existing markets and leveraging superior quality of products have been the levers. The average realisation was sustained due to the positive changes in product mix.

The Company introduced /re-launched products in select segments that have the potential to grow strongly in the near future, such as Freshwrapp, Freshpack / Bagg and Waterproofing applications.

- Wheels

  Recessionary conditions in the automobile sector and slowdown in the OEM segment impaired the performance of the wheels sector. The replacement market reported satisfactory performance, an outcome of intensive marketing efforts. Reflecting mixed performance, Wheel sales volumes were marginally higher from 15,300 wheels to 18,076 wheels in FY02. The expected revival in the automobile sector should add further strength during this period.

Pricing and Profitability

The year under review was an extremely difficult period for global aluminium prices. Global demand contracted by 4% following a sharp 14% demand fall in the US. Demand in Asia and Japan declined by 7% and 9% respectively. Although China grew by 10% and Europe remained flat, they could not compensate for the fall in other regions. Global production remained stable, regardless of the closure of large capacities in the US, thanks to rising supplies from China in 2001. Weak market fundamentals thus led to increased inventories with the LME stocks crossing the 1-million mark during first quarter 2002.

Factoring this, LME prices ebbed to a 30-month low of US$1,243 per tonne in November 2001, down 20% from intra-year high of US$1,539 per tonne


US$
LME Cash Price Movements
Average Price for F Y 02
1650
1600
1550
1500
1450
1400
1350
1300
1250
1200
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02

in May 2001. Subsequently, prices bounced back to US$1,438 per tonne, before closing the year at US$1,405 per tonne. The average prices for the year were placed at US$1,395 per tonne, down 9% YoY.

Though there has been a sharp fall in international prices, domestic Ingot prices dwindled by 2% only as the Indian Rupee depreciated in value against US Dollar. Export realisation for Ingots and Billets decreased in line with fall in LME prices. The Company was able to maintain realisation for value added products, owing to the change in product mix, entry into the profitable niche segments and product/price rationalisation efforts. Consequently, average realisation for the Company has gone up marginally. Given the sharp fall in global prices, it is indicative of the success of the Company's strategic shift towards value added products over the past few years.

Operating Margins Under Pressure

	FY02	FY01	% Change
Sales Volume (Tonnes)	259,492	253,358	2.4
Sales Turnover (Rs. in Million)	23,314	22,754	2.5
Operating expenses (Rs. in Million)	13,374	12,225	9.4
Operating Expenses/tonne (Rs./Ton)	51,539	48,254	7.1
Operating Margins (%)	42.6	46.3	

The Company was able to maintain realisation for value added products, owing to the change in product mix, entry into the profitable niche segments and product/price rationalisation efforts.

It was a difficult year in terms of costs and margins, as cost of key inputs viz., caustic soda, CP Coke and power rose sharply. Poor quality and high cost of coal supplied to the Company escalated the power cost. Although the availability of power from the Captive Power Plant grew by 2%, from 3,977 million units to 4,053 million units, per unit power costs soared nearly by 11%. The advanced maintenance shutdown of its power plants necessitated meeting the balance requirements by utilising power banked with the Uttar Pradesh Power Corporation Limited.

Salary and wages were higher by 10% at Rs.1,671.6 million in FY02. Apart from normal inflationary adjustments, the impact of the new long-term wage agreement (effective 1st January 2002) and higher provision of gratuity


AURA

The Dress Code of the modern car — Aura Aluminium Alloy Wheels.

payments too has affected the wage bill. Overall aggregate operating expenses are up by 9% to Rs.13,374.0 million and per tonne costs were pushed up by 7% YoY in FY02.

The rise in costs would have been higher but for improved availability of captive alumina and power, reduced consumption norms of key inputs as well as better economies of scale. The stabilisation of the sweetening process, adopted at the Alumina plant last year, led to better consumption norms of steam, power, fuel oil and lime at the refinery. Process optimisation helped in better bauxite recovery and lower caustic soda consumption during the year. These changes impact overall costs positively, but could offset the impact of rising cost of key inputs only partially. Operating margins thus declined from 46.3% in FY01 to 42.6% in FY02.

The stabilisation of the sweetening process, adopted at the Alumina plant last year, led to better consumption norms of steam, power, fuel oil and lime at the refinery.

Financial Review and Analysis

Highlights

(Rs. in Million)

	FY02	FY01	% Change
Gross Turnover	26,595.2	25,836.2	3
Net Sales	23,313.6	22,754.0	2
Total Expenditure	13,373.5	12,225.5	9
Operating Profit	9,940.1	10,528.5	(6)
Other Income	2,109.1	1,314.9	60
Interest	455.9	618.8	(26)
Depreciation	1,543.3	1,423.8	8
Profit before Tax	10,050.0	9,800.8	3
Provision for Current Tax	2,570.0	3,020.0	(15)
Profit before Deferred Tax	7,480.0	6,780.8	10
Provision for Deferred Tax	620.0	—	—
Net Profit	6,860.0	6,780.8	1

Operating Profits

Operating profits declined by over 6%, from Rs.10,528.5 million to Rs.9,940.1 million in FY02, because of the descent in operating margins.

Other Income

Driven by strong cash flows, improved returns from mutual fund investments and higher dividend receipts, the Company reported a sharp 60% rise in other income to Rs. 2,109.1 million in FY02. A sum of Rs.284.8 million (previous year Rs.159.9 million) received from the Income Tax Department towards interest on IT refund also contributed to higher other income.

Interest

Gross interest charges have gone up from Rs.794.0 million to Rs.892.4 million on account of new debt raised. However, a sum of Rs.436.5 million has been capitalised as compared to Rs. 175.3 million last year. This is in accordance with the Accounting Standard -16. The balance of Rs.455.9 million has been charged to the revenue account, which is 26% lower than Rs.618.8 million charged during FY01.

Depreciation

Depreciation charges have gone up by 8% from Rs.1,423.9 million to Rs.1,543.3 million in FY02. A significant portion of the increase is attributed to charges associated with the commissioning of the Brownfield expansion. A sum of Rs. 3,349.7 million were added to the Gross Block during FY02.

Tax

After a higher effective tax last year, the Company registered a sharp fall in effective tax rate, from 31% to 26%, in FY02, due to the commissioning of the first phase of the Brownfield expansion and benefits of lower corporate tax rate for the year. This, coupled with increased share of tax-free other income led to lower current taxes, which dropped by 15% from Rs.3,020.0 million to Rs.2,570.0 million in FY02.

The Company's Net Profits have grown from Rs. 6,780.8 million in FY01 to Rs.6,860.0 million in FY02.

Deferred Tax

A provision of Rs. 620.0 million has been made, towards deferred taxes for the year, in accordance with the Accounting Standard -22, which is mandatory from 1st April 2001. Additionally, the Company has made a provision of Rs.3,823.2 million towards accumulated Deferred Tax liability as on 1st April 2001 from the General Reserve Account, as required by AS-22.

Net Profit

Consequent to these provisions, the Company's Net Profits have grown marginally from Rs. 6,780.8 million in FY01 to Rs.6,860.0 million in FY02. Earning Per Share (EPS) has increased from Rs. 91.1 in FY01 to Rs. 92.1 in FY02, while Cash Earnings Per Share (CEPS) has gone up from Rs. 110.2 to Rs. 112.9 during this period.

Cash Flow Analysis

(Rs. in Million)

	FY02	
SOURCE OF CASH	Amount	%
Cash Flow from operations	7,303.3	68
Non-operating cash flow	1,398.4	13
Net Debt Inflows	2,033.1	19
Total	10,734.8	100
APPLICATION OF CASH		
Net Capital Expenditure	6,895.7	64
Net Investments	286.9	3
Interest	338.0	3
Dividend for FY01	984.7	9
Buy Back of Equity Share Capital	4.2	0
Sub-total	8,509.5	79
Increase in Cash and Cash Equivalents	2,225.3	21
Total	10,734.8	100

Source of Cash

Income from operations

Cash from operations stands enhanced from Rs.6,872.4 million in FY01 to Rs.7,303.3 million and accounted for 68% of the total source of cash in FY02, reaffirming Hindalco's ability to generate substantial cash from operations.

The Company raised Rs. 2500 million through issue of two series of NCDs at a coupon rate that emerged as new bench mark at the time of issuance.

Non-operating income

Non-operating income (excluding profit on sale of investments) at Rs.1,398.4 million accounted for 13% of aggregate cash flows in FY02. This is against Rs.1049.7 million last year and is due to higher dividend, interest on IT refund and higher interest receipts earned on deployment of surplus funds during the year.

Net Debt Inflows

The Company raised Rs.2,500 million through the issue of two series of Secured Redeemable Non-Convertible Debentures - first with a coupon of 9.75% for Rs.2,000 million and second with a coupon of 9.00% for a sum of Rs.500 million. Both these debentures have a maturity of 7 years with a call option after 5 years. These coupons have created a new benchmark at the time of issuance, lending credence to the strong credit rating of Hindalco. The Company also repaid long-term debts worth Rs.557.4 million in FY02. Thus, debt-equity ratio has moved up from 0.16 in FY01 to 0.18 in FY02. Net of surplus cash, the gearing remains negative even now. A sum of Rs.723.2 million is payable within one year and accounts for 8% of outstanding loans.

Application of Cash

Capital Expenditure

The Company invested Rs.5,152.0 million towards its ongoing Brownfield expansion at Renukoot. An additional sum of Rs.1,743.70 million was

expended towards normal capital expenditure. The aggregate capital expenditure of Rs.6895.7 million, including Rs.436.5 million of interests capitalised, accounted for 64% of cash utilisation in FY02.

Net Investments

During the year, net investments have gone up by Rs.286.9 million and are primarily in the form of bonds and units of debt schemes of domestic mutual funds. The total purchases and sale of investments made by the Company was Rs.28,340.6 million and Rs.28,053.7 million respectively in FY02. The large base reflects roll-over of investments done to ensure equal spread of other income across quarters. The Company has realised over Rs. 580.0 million of profits from these transactions during the year.

Interest

The Company has effected interest payments (net of capitalised interests) of Rs.338.0 million in FY02, accounting for 3% of aggregate cash utilisation during the year. The total interest accrued but not due as at the year-end was Rs.268.7 million as against Rs.150.6 million in the previous year.

Dividend

The Company utilised a sum of Rs.984.7 million towards dividend and corporate tax on dividend for FY01. For the current year, the Board has recommended a dividend of Rs.13.5 per share and on approval, it would lead to an outflow of Rs.1,005.2 million, accounting for 15% of net profits in FY02.

Buy-Back of Equity Share Capital

The Company has bought 5,807 shares under the Buy-back Scheme at an average price of Rs.725.0 per share. Towards this end, an investment of Rs.4.2 million has been made during the year.

Increase in Cash and Cash Equivalents

Factoring these, the Company reported a net increase in Cash and Cash Equivalents to the extent of Rs.2,225.3 million in FY02. The available balance has increased from Rs.4,353.2 million at the beginning of the year to Rs. 6,578.5 million as at the year-end. This increased cash and cash equivalents is deployed in interest bearing fixed deposits with banks and corporates, bond issued by financial institutions as well as in debt schemes of domestic mutual funds.

The available balance has increased from Rs.4,353.2 million at the beginning of the year to Rs. 6,578.5 million as at the year-end.

Working Capital Facility

The company renewed and enhanced the committed working capital facility from Rs.2,500 million to Rs.3,000 million. Of this, only Rs.563 million has been drawn as at 31st March 2002.

Business Returns

The Company's ROACE declined from 22.0% to 18.8% in FY02 and ROAE from 16.6% to 15.9% during this period. The fall in returns needs to be viewed in the context of the prolonged slow down, the pressure on realisation, and rising input costs. In addition, substantial funds have been deployed towards the Brownfield expansion, the benefits of which will accrue from the current year onwards. The Company is thus hopeful of improving returns in the coming years.

OUTLOOK

Global Outlook

The global aluminium industry appears to be on the path of recovery. The

US consumption seems to be recouping, but its pace is yet to pick-up to desired levels. Based on the early signs, experts forecast demand growth to gain momentum in the coming quarters, notably during second half of 2002 and a full-blown recovery in 2003. European demand is also expected to bounce back from improved US exports, restocking activities and strengthening industrial growth during the second half of 2002. These will contribute significantly towards an upswing in global aluminium consumption.

Alongside, export driven Asian markets are performing better and are expected to be a key driver of growth. The fiscal expansion policies of the Chinese government, planned investments in the power sector as well as general growth assisted by its WTO entry should lead demand growth in China. Southeast Asian economies are showing signs of recovery, which together with improving export prospects and continued thrust on infrastructure augurs well for aluminium demand in Asia.

Industry experts thus opine that global consumption growth will be in excess of 4% in 2002, against de-growth of 4.1% in 2001. Global production is expected to increase by around 5.5% due to the reactivation of idled capacities in the Pacific Northwest and significant increase in smelting capacities in China. Experts thus forecast a surplus in 2002, but see market balance on the back of strengthening demand in 2003. LME prices are predicted to range between $1350-1450 per tonne during the first half and recover later during the year, reflecting demand recovery.

The domestic outlook for aluminium is positive and is predicated on global recovery and improved economic activity.

Domestic Outlook

The domestic outlook for aluminium is positive and is predicated on global recovery and improved economic activity. After having gone through one of the more difficult periods, the industrial sector appears to be gearing for a strong rebound in the near future. The likely improvement in consumer demand and strengthening of the rural sector, thanks to a well-precipitated monsoon, are slated to drive the recovery process. These will benefit the construction, transportation, consumer durables and packaging sectors, which are key drivers of aluminium demand in India. Renewed focus on infrastructure development by the Government will strengthen prospects further.

The on-going restructuring of the State Electricity Boards (SEBs) and growing importance to the development of the power infrastructure accorded by the Government portend good signs. The Government is targeting for an additional 100,000 MW generating capacity to meet the growing demand-supply gap by 2010. It has taken several policy initiatives including the construction of the National Power Grid and reforms in the T&D segment. This, coupled with the proposed addition of 1.6 lac circuit kilometres of transmission lines, should ensure strong demand from this sector over the next five years.

The automobile industry, another key consumer, showed signs of mending towards the end of the previous fiscal and should gather momentum during the year, supported by better demand and strengthened industrial activity. The improved availability of cheaper finance and better purchasing power in the rural sector will act as boosters. Aluminium usage in automobiles is on the rise with the introduction of several fuel-efficient models by car manufacturers. Collectively these should spawn demand for the aluminium sector.

The building construction industry will be a key beneficiary of the impending recovery. The changing preference for nuclear families coupled with continuing fiscal incentives for private housing and increased availability of cheaper finance augurs well for housing demand in the long term. The revival in economic activity is likely to be a key trigger of strengthening confidence

and renewed activity. The growing substitution of aluminium in the window/door panelling and curtain walling applications will also spur consumption. The sector offers significant scope for penetration. Even a modest recovery should boost aluminium demand significantly.

Alongside consumer confidence will lead to demand growth in the consumer durables and packing sectors. While the rally in the corporate activity should strengthen urban confidence, a strong agricultural performance would boost purchasing power in the rural sector. Likewise, changing consumer preferences and mushrooming of new brands in the FMCG sector should strengthen prospects for aluminium in the packaging and food applications going forward.

In sum, forecast revival in the domestic and global economies will boost consumer confidence and lead to demand revival in key consuming sectors viz., automobiles, construction, white goods and packaging. These as well as resumption of normal activities at the SEBs and implementation of power sector reforms by the Government will boost aluminium demand strongly in the future. We are thus expecting a 6-7% demand growth in FY03, though a majority would come through during 2H-FY02. We expect demand growth to average around 8% over next 3-5 years.

Meanwhile, domestic competition will intensify due to capacity expansion by large producers, both in metal and downstream products. This would exert significant pricing pressure since downstream segments are already suffering from capacity overhang and intense competition from fragmented smaller producers. Prices will also be affected by the recent cut in import duties. Primary metal prices are expected to move broadly in line with LME trends. The profitability of manufacturers will thus depend on their ability to strengthen efficiency and cut costs as well as to penetrate successfully into the profitable niche segments of the value added product segments in future.

Outlook for Hindalco

We are excited over the emerging opportunities in the aluminium sector. Given Hindalco's market dominance and global cost competitiveness, the positive change in industry environment should have a strong impact on growth and profitability. Aided by contributions from the well-timed Brownfield expansion, these will push Hindalco back into the high growth trajectory over the next few years.

Given Hindalco's market dominance and global cost competitiveness, the positive change in industry environment should have a strong impact on growth and profitability.

Our immediate term growth will be driven by four strategic initiatives discussed earlier. These include, the on-going Brownfield expansion, more prominent synergy gains from Indal, realisation of full potential of the on-going profit improvement exercise and finally, the benefits of the new business improvement exercise.

In the long run, our strategy for delivering superior value will remain supported by three basic tenets: Focus on cost efficiency and global cost competitiveness, Market leadership with value added products and proximity to customers and finally, growth from value adding opportunities.

- Cost efficiency and global cost competitiveness

  Setting benchmarks and outperforming them soon is a culture at Hindalco. We will leverage this to improve efficiency and cut costs further. The Brownfield expansion is integral to this strategy as adoption of new technologies and process innovations will enable us to cut production costs by nearly $50 per tonne and that too on entire capacity. This is significant considering that the Company is already amongst the lowest cost producers in the World.

  Our intent is to leverage our Brownfield investments to further optimise

capacities without any significant additional investments. We will increase production through adoption of innovative processes. The setting up of an additional 37 MW co-generation plant will support this effort. Simultaneously, we will tighten control over costs and supplies of key inputs. The implementation of the Project Rocket-2K and Project Everest will contribute significantly towards this end. Finally, we will explore opportunities for further rationalisation of products, jointly with Indal, towards reducing logistic and distribution costs.

- **Maintain dominance and reduce dependence on LME by moving closer to customers**

  Our focus on value added products will continue even in the long term. We remain committed to transform ourselves from being a 'supplier of metal' to a 'service and solutions provider' to our customers. We will therefore sharpen our focus on adoption of customer centric, proactive market development strategies and ensure delivery of superior value to our customers. We will strive to gain higher share of mind space through proactive marketing and promotional strategies in the profitable value added product segments.

  We will leverage availability of cost efficient metal from the expanded capacities optimally to strengthen market position of the Hindalco-Indal force. Indal's market proximity and strong downstream presence will contribute towards this end. While ensuring superior utilisation of existing assets, we will also explore expansion of downstream capabilities to improve competitive positions in the Sheet and Extrusion markets going forward. We will strive to increase share of value added products further in the coming years.

We are confident of delivering superior value for our shareholders on a sustainable basis even in future.

- **Pursue emerging growth opportunities to sustain value creation**

  Finally, our stress on leveraging emerging growth opportunities that offer scope for substantial value creation will be ceaseless. The acquisition of Indal and the implementation of Brownfield expansion were integral to this strategy. The Company will pursue similar opportunities that emerge in the domestic and international markets from time to time, including those from the Government's disinvestments programme underway.

CONCLUSION

After an extremely difficult year, market conditions are showing encouraging signs of improvement. The domestic markets are expected to performance strongly during FY03, backed by the revival of the global markets, likely by second half 2002. Hindalco is well positioned to capitalise on the favourable change in market conditions. The well-timed Brownfield expansion that will support higher volumes and importantly offer low cost metal for growing more profitable downstream operations places it in a vantage position. Remaining committed to our well-crafted three pronged growth strategy, we are confident of delivering superior value for our shareholders on a sustainable basis even in future.

CAUTIONARY STATEMENT

Statements in this "Management's Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

REPORT ON CORPORATE GOVERNANCE

Corporate Governance

Corporate Governance is concerned with creation of long-term value for shareholders while also balancing interests of other stakeholders, viz., Employees, Creditors, Customer, Suppliers, Government and the Society, at large. Corporate Governance is crucial to the very existence of a company as it builds confidence and trust, which eventually leads to a more stable and sustained resource flows and long-term partnership with its investors and other stakeholders.

The corporate governance framework will thus encourage efficient use of resources and ensures accountability for the stewardship of these resources. Its importance lays in the contribution it makes to the overall growth and direction of the business, management accountability and transparency and above all, equitable treatment for its stakeholders.

In sum, corporate governance reinforces the concept of "*Your Company*" and emphasise that the Chairman and Board of Directors are your fiduciaries and trustees, engaged in pushing the business forward and maximising value for you, the shareholders.

Corporate Governance at Hindalco

Hindalco Industries Limited, part of the Aditya Birla Group, believes in adopting the best corporate governance practices and protecting rights and interests of stakeholders. We further believe that the shareholders have the right to know complete information on the Board of Directors and the Management, their interests in the organisation as well as governance practices followed by them.

Towards this end, Hindalco has been making extensive disclosures on the Company and its Board of Directors since 1998-99 and been benchmarking its practices with recommendations of the SEBI Committee on Corporate Governance since 1999-00. We have continued the practice even during the year 2001-2002

Compliance with the SEBI Code on Corporate Governance

The recommendations of the Kumar Mangalam Birla Committee on Corporate Governance have been accepted by the Securities and Exchange Board of India (SEBI) in December 1999 and have since formed part of Clause 49 of the Listing Agreement with Stock Exchanges. They are mandatory for the company from 2000-01 onwards and your company is fully compliant with these recommendations, as detailed in this report.

1. The Board should have an optimum combination of Executive and Non-executive Directors and at least 50% of the Board should comprise of Non-executive Directors. Further, at least one-third of the Board should comprise of independent Directors where Chairman is non-executive and at least half of the Board should be Independent in case of an executive Chairman.

   The Board of Hindalco consists of 8 Non-Executive / Independent Directors, who together account for 88% of the Board. Of this, 4 Directors are Independent, as defined by the SEBI, and have no professional and/or

business relationship with the Company. This includes a Nominee Director representing General Insurance Corporation of India, an investor.

Director	Executive/Non- Executive Independent[1]	No of Outside Directorship Held		Outside Committee Positions Held	
		Public	Private	Member	Chairman
Mr. Kumar Mangalam Birla	Non Executive	9	6	–	–
Mrs. Rajashree Birla	Non Executive	5	6	–	–
Mr. E. B. Desai	Non Executive	8	3	5	3
Mr. S. S. Kothari	Non Executive	1	1	–	–
Dr. P. D. Ojha [3]	Independent [2]	7	–	–	–
Mr. T. K. Sethi	Independent	–	–	–	–
Mr. C. M. Maniar	Independent	11	7	3	–
Mr. M. M. Bhagat	Independent	5	–	3	2
Mr. K. N. Bhandari	Independent[4]	–	–	–	–
Mr. A. K. Agarwala	Executive/ Whole-time Director	7	1	1	–

1 *Independent Director, as defined in Clause 49 of the Listing Agreement, is one, who apart from receiving Director's remuneration, do not have any other material pecuniary relationship or transactions with the Company, its promoters, management or its subsidiaries, which in judgement of the Board may affect independence of judgement of the Director.*

2. *Nominee of Industrial Development Bank of India (IDBI) (A Lender)*

3. *Nomination withdrawn by IDBI w.e.f. 1st August 2001*

4. *Nominee of General Insurance Corporation of India (GIC) (An Investor)*

2. The Board should set up a committee under the chairmanship of a Non-executive Director to specifically look into issues relating to shareholders including share transfers and redressing of shareholders' complaints.

The Company has an "Investor Grievance Committee" at the Board level to look into various issues relating to shareholders including transfer and transmission of shares as well as non-receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialisation / rematerialisation of shares and debentures as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

The composition of the Committee is as follows:

- *Mr E B Desai - Chairman*
- *Mr C M Maniar - Member*
- *Dr P D Ojha - Member (Nomination withdrawn by IDBI w.e.f. 1st August 2001)*

The Committee met two times during last financial year. Mr Anil J. Jhala, Company Secretary, acts as Secretary to the Committee.

3. To expedite the process of share transfers, the Board should delegate the power of share transfer to an officer or a committee or to the registrar and share transfer agents. The delegated authority should attend to share transfer formalities at least once in a fortnight.

The Company's shares are compulsorily traded in the dematerialised form and have to be delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, necessary authority has been delegated to a committee of officers, who are authorised to transfer up to 1000 shares under one transfer deed. Details of share transfers/transmission approved by the committee are placed before the Board on a regular basis.

Name and Designation of Compliance Officer: Mr Anil Malik, Dy Manager – Company Affairs

Details of complaints received, number of shares transferred during the year, time taken for effecting these transfers and the number of share transfers pending are furnished in the "Shareholder Information" section of this Annual Report.

4. The Corporate Governance Section of the Annual Report should make disclosures on remuneration paid to directors in all forms including salary, benefits, bonuses, stock options, pension and other fixed as well as performance linked incentives paid to the Directors

Details of remuneration paid to Directors are highlighted in subsequent paragraph.

5. The Board meetings should be held at least four times in a year, with a maximum time gap of four months between any two meetings and the minimum information as stipulated should be made available to the Board.

The Board of Hindalco met 5 times during the year (see details below). Agenda papers along with explanatory statements were circulated well in advance of each meeting of the Board of Directors. The Company placed before the Board, the workings of units, statements and information pursuant to Corporate Governance Practices, as required under Clause 49 of the Stock Exchange Listing Agreement.

Date of Board Meeting	City	No. of Directors Present
26th April 2001	Mumbai	6
1st August 2001	Mumbai	8
30th October 2001	Mumbai	6
30th January 2002	Mumbai	8
5th March 2002	Mumbai	6

Directors' interest in the Company and Attendance Record

Hindalco believes that the shareholders must know the details of Directors' interest in the Company, their attendance record and contributions made by them. Your Company has therefore decided to make full disclosure on the attendance record as well as remunerations of all Directors on the Board.

A. Non-Executive Directors

	Relationship with Other Directors	Business Relationship with the Company, if any	Sitting Fees Paid	No. of Board Meetings		Attended Last AGM@
			(In Rs.)	Held	Attended	
Mr. Kumar Mangalam Birla	Son of Mrs Rajashree Birla	-	27,000	5	5	Yes
Mrs. Rajashree Birla	Mother of Mr Kumar Mangalam Birla	-	15,000	5	3	Yes
Mr. E. B. Desai		Solicitor	47,000	5	4	Yes
Mr. S. S. Kothari			12,000	5	3	No
Dr. P. D. Ojha [1]		Nominee of IDBI	4,000	1*	1	Yes
Mr. T. K. Sethi			15,000	5	2	Yes
Mr. C. M. Maniar			61,000	5	5	Yes
Mr. M. M. Bhagat		-	29,000	5	4	Yes
Mr. K. N. Bhandari		Nominee of GIC	15,000	5	3	Yes

@ Annual General Meeting Held on 1st August 2001 at Birla Matushri Sabhagar, Mumbai

1. Nominee of IDBI; Nomination withdrawn by IDBI w.e.f. 1st August 2001

* No. of Board Meetings held prior to withdrawal of nomination

Note: 1. The Company has a policy of not offering any loans and advances to Non-Executive / Independent Directors

2. The Company had a policy of not paying any commission on profits to its Non-Executive / Independent Directors in the past. However in its last AGM, it has been resolved to pay commission on profits, not exceeding Rs.15 million per annum, to its Non-Executive Directors from the financial year 2001-02. However, no payment of commission was considered by the Board during the year.

B. Executive Director

Executive Director	Relationship with other Directors	Business relationship with the Company, if any	Remuneration paid during 2001-02			
			All elements of remuneration package i.e. salary, benefits, bonuses, pension etc.	Fixed component & performance linked incentives, alongwith performance criteria	Service contracts, notice period, severance fee	Stock option details, if any
Mr A K Agarwala	—	Whole-Time Director	Rs. 120,73,322	See note (a)	See note (b)	See note (c)

a) Mr. A. K. Agarwala was paid a sum of Rs. 9,83,000 towards performance bonus linked to achievement of targets and an additional sum of Rs. 395,978 was paid towards Long Term Incentive Compensation.

b) The appointment is subject to termination by three months notice in writing on either side. The appointment is for a period of 5 years from 11th September, 1998. No severance fees is payable to the Whole-Time Director.

c) The Company does not have any scheme for grant of stock options to its Directors or Employees.

6. As part of the disclosure related to the Management, the Company should, in addition to the Directors' Report, annex a Management's Discussion and Analysis report which should form part of the Annual Report to the shareholders.

Management's Discussion and Analysis forms part of this Annual Report. The Company has been providing a detailed Management's Discussion and Analysis in its Annual Report from 1998-99 onwards.

7. All company related information like quarterly results, presentation made by companies to analysts may be put on Company's web-site or may be sent in such a form so as to enable the stock exchange on which the Company is listed to put it on its own web-site.

   The Company makes presentation to Institutional investors and equity analysts on half yearly basis and also circulates brief presentations on performance on a quarterly basis. Copies of the Press Release and Quarterly Presentations are available on the web-sites of the Company (www.hindalco.com) as well as the Aditya Birla Group (www.adityabirla.com).

8. There should be a separate section on Corporate Governance in the Annual Report, with details on the level of compliance by the Company. Non-compliance of any mandatory recommendation with reasons thereof and the extent to which the non-mandatory recommendations have been adopted should be specifically highlighted.

   Hindalco introduced a separate section on Corporate Governance in its Annual Report for the year 1998-99 and the practice has been continued since then. All the mandatory requirements of Corporate Governance as applicable are being complied with.

9. The Non-Executive Chairman of the Company should be entitled to maintain a office at the Company's expense and also allowed reimbursement of expenses incurred in performance of his duties. This will enable him to discharge the responsibilities effectively. (This is a non-mandatory requirement)

   The Company maintains a separate office for the Non-Executive Chairman. All necessary infrastructure and assistance are available to enable him discharge his responsibilities effectively.

10. A qualified and an independent "Audit Committee" should be set up by the Board of the Company as it would go a long way in enhancing credibility of the financial disclosures and promoting transparency.

    Hindalco has an Audit Committee at the Board level and it consists of three Independent Directors. The composition of the Committee is as follows:

    - *Mr M M Bhagat, Chairman*
    - *Mr T K Sethi, Member*
    - *Mr C M Maniar, Member*

    All the members of the Audit Committee are Independent and the Chairman of the Committee was elected from amongst the members. The terms of reference of the Audit Committee is in conformity with the requirements as per Clause 49 of the Listing Agreement with Stock Exchanges and the Companies Act, 1956.

    The Committee met three times during the year. Mr A K Agarwala, Whole-Time Director and Mr R K Kasliwal, Chief Financial Officer, are permanent invitees of the Audit Committee and Mr. Anil J. Jhala, Company Secretary, acts as Secretary to the Committee.

11. The Board should set up a "Remuneration Committee" to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment. (This is a non-mandatory requirement)

    Hindalco does not have a Remuneration Committee. The Board determines the remuneration of the Whole-Time Director.

12. No Director should be a member in more than 10 committees or act as chairman of more than five committees across all companies in which he is a Director. Furthermore, it should be a mandatory annual requirement for every Director to inform the Company about the committee positions he occupies in other companies and changes.

    No Director of the Company is a member in more than 10 Committees or Chairman of more than 5 Committees across all companies in which he/she is a Director.

13. The Company should provide a brief resume, expertise in specific functional areas and names of companies, in which the person also holds the Directorship and the membership of Committees of the board, while appointing a new director or re-appointing an existing director. These should form part of notice to shareholders.

    Relevant details form part of the explanatory statement of the Notice of the Annual General Meeting, annexed to this Annual Report.

14. Disclosures to be made to the Board by the management relating to all material, financial and commercial transactions, where they have personal interest, that may have a potential conflict with the interest of the company at large. These include dealing in company shares, commercial dealings with bodies, which have shareholding of management and their relatives, etc.

    No transaction of material nature has been entered into by the Company with its Promoters, Directors and/ or the Management, their subsidiaries or relatives etc., that may have potential conflict with interests of the Company.

15. The half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders. (This is a non-mandatory requirement)

    The Company sends a detailed "Performance Update" consisting of financial and operational performance on a half yearly basis. The process was initiated last year and continued during the year.

16. The financial institutions should, under normal circumstances, have no direct role in the decision making of the Board of the Company. They should not have nominees on the Board, merely by virtue of their financial exposure in the company. There is however a ground for the term lending financial institutions to have nominees on the Boards of the borrower companies, to protect their interests as creditors. In such cases, the nominee directors should take an active interest in the activities of the Board and assume equal responsibility, as any other director on the Board.

    Not a Company level issue. The Company has one Nominee Director on the Board, representing an investor.

Other disclosures

1. Details on Annual General Meetings

   1.1. Location and time, where last three AGMs held

Year	Location	Date	Time
2000-01	Birla Matushri Sabhagar, Mumbai	1st August 2001	3.30 p.m.
1999-00	Birla Matushri Sabhagar, Mumbai	1st August 2000	3.30 p.m.
1998-99	Birla Matushri Sabhagar, Mumbai	4th August 1999	3.30 p.m.

   1.2. Whether special resolutions were put through postal ballot last year? No

   1.3. Are votes proposed to be conducted through postal ballot this year? Will be done as per Law

2. Disclosures on materially significant related party transactions i.e. transactions of the company of material nature, with its Promoters, the Directors or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of company at large.

   There are no material transactions with related parties that may have potential conflict with the interests of the Company. As per Accounting Standard 18, relevant disclosures are made in the financial statements for the year.

3. Details of non-compliance by the Company, penalties, strictures imposed on the company by Stock Exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.
   None
4. Means of communication

4.1 Half-yearly report sent to each household of shareholders	Yes
4.2 Quarterly results	
4.2.1 Which newspapers normally published in	*The Economic Times – All editions Maharashtra Times, Mumbai*
4.2.2 Any web-site, where displayed	www.hindalco.com www.adityabirla.com
4.3 Whether it also displays	
4.3.1. All official news releases	*Yes*
4.3.2. Presentation made to Investors/Analysts	*Yes*
4.3 Whether MD&A is a part of Annual Report	*Yes*
4.4 Whether Shareholder Information section forms part of the Annual Report	*Yes*

RISK MANAGEMENT

Risk is an essential ingredient for growth. The negative fallouts of risk however needs to be managed through effective risk mitigation – both strategic as well as transactional. The following section highlights some of the risks that Hindalco is exposed to.

Business Risk

Aluminium is an internationally traded commodity and its prices are subjected to worldwide market forces of demand-supply and others factors that influence price volatility. With aluminium accounting for a significant portion of Hindalco's sales revenues, changes in global aluminium prices have direct impact on its operating performance. In addition, aluminium competes with other materials such as metalized polyester, glass, steel and plastic for various applications in Hindalco's key markets. Unanticipated actions or developments on these materials and substitutions, if any, could affect results significantly. To mitigate the above mentioned risks, the Company keeps a close watch on the following:

- Judicious mix of domestic and export sales
- Carefully planned product mix and conscious shift towards value added products which could help the Company in minimising volatility of LME on its operations
- Cost reduction efforts
- New applications and product developments

Foreign Exchange Risk

The Company is exposed to foreign exchange risk mainly due to its exports, repayment of foreign currency loans and interest thereon. Given the current economic environment and history of the US Dollar/Indian Rupee exchange rate, the management believes that there is relatively low risk of US Dollar depreciation and hence focuses attention on hedging US Dollars outflows in the form of loan repayments. This is being done primarily through creating natural hedge, linking export proceeds with payment of imports and loan repayments and also by placing money in Exchange Earners Foreign Currency accounts. This enables the Company to take advantage of Rupee depreciation and provide a natural hedge for the Company's foreign currency loan repayments and imports. The Company is also effectively using foreign exchange forward contracts and options to minimize foreign exchange risk associated with import of goods.

Interest Rate Risk

The Company is exposed to interest rate fluctuations due to its US Dollar and Rupee denominated borrowings. Indian Rupee Interest rate hedging has just been open and the Company has been examining and evaluating the available hedging instruments from time to time. The Company has entered into interest rate swap transaction for principal amount of Rs.25 Crores for three years, which effectively convert interest liability from fixed to floating. Under the swap transaction, the Company will receive interest at fixed rate and pay interest on the

basis of a floating rate, benchmarked to Government Securities. The Company has entered into Rupee-Dollar Swap Transaction for an amount of Rs.50 Crores wherein the Company will receive interest on fixed rates and pay interest at a floating rate, linked to LIBOR. The Company insulated itself from fluctuations in interest rates in respect of foreign currency borrowings of US$48 million by entering into interest rate swaps.

The Company is proactively using derivative instruments viz., floating to fixed rate agreements and cross currency swaps, to reduce the interest cost of its outstanding foreign exchange loans. In earlier years the Company had borrowed US$ 60 million, which was substantially swapped into Japanese Yen. In order to protect itself from the adverse movement of Japanese Yen vis-à-vis US$, the company entered into zero-cost options. Till 31st March 2002 most of the swaps got matured and JPY liability has been settled by exercising bought options whereas sold options will be maturing in FY 2002-03 & 2004-05. As on 31st March 2002 the Company has foreign currency loans worth US$ 49.5 million outstanding, out of which loans worth US$ 7.5 million has been swapped into Japanese Yen which has resulted in lower effective costs of borrowing.

Due to continuous decrease in LIBOR, interest rate swaps, which convert, floating rate to fixed rate, have become expensive. However the Company is continuously exploring ways and means to make these interest rates swaps economical.

Commodity Price Risk

The Company's metal selling prices, like other aluminium producer in the world, get their reference from the quotations of the London Metals Exchange (LME). However in domestic market there are various other factors viz. tariff, consumption growth, local availability, pricing by other producers etc which plays important role in determining the prices. There is relative stability in local prices and there is a time lag for LME price trends to be reflected in local prices. The Company sells over 83% of its products in domestic market. In the exports market the Company follows the policy of selling metal at prices determined in advance. However using hedging techniques can minimize the effect of volatility of the price quotations of LME into the metal prices. The Company has already initiated actions to get ready to start hedging activities.

INTERNAL CONTROL SYSTEMS

Hindalco has in place, adequate checks and controls, well-defined roles and responsibilities for people at various levels. This, coupled with robust internal control and information systems ensure adequate checks and controls and appropriate information flow to facilitate effective monitoring. The management along with the internal auditors, on a regular basis, monitor, evaluate and take initiatives to improve the internal control systems prevalent in the Company.

The findings of a detailed exercise undertaken by the Company's internal auditors during the year indicate the following specific risk areas and have developed their programme to strengthen systems and reap its benefits in the coming years. The areas identified include:

- Product – Pricing risk
- IT implementation and security
- Brownfield expansion project
- Supply chain management
- HR issues like succession planning, career planning and employee training
- Environment management.

There is a system in place for reviewing issues raised above as well as their implementation status. The Company also has in place a well-defined and integrated MIS that forms the basis for all management decisions such as the Planning and Budgeting, Capital Expenditure budgets, Parta and others.

SHAREHOLDER INFORMATION

1.	Annual General Meeting	
	– Date and Time	: 31st July 2002 at 3.30 P.M.
	– Venue	: Birla Matushri Sabhagar, 19, Marine Lines, Mumbai-400020.
2.	Financial Calendar:	
	– Financial reporting for the quarter ending June 30, 2002	: End of July, 2002
	– Financial reporting for the half year ending September 30, 2002	: End of October, 2002
	– Financial reporting for the quarter ending December 31, 2002	: End of January, 2003
	– Financial reporting for the year ending March 31, 2003	: End of April, 2003
	– Annual General Meeting for the year ended March 31, 2003	: End of July, 2003
3.	Dates of Book Closure	: 12th July 2002 – 31st July 2002 (Both Days Inclusive)
4.	Dividend Payment Date	: on or after 05th August 2002
5.	Registered Office	: Century Bhavan, 3rd Floor, Dr Annie Besant Road, Worli, Mumbai-400 025. Phone: (91-22) 4626666 Fax: (91-22) 422 7586/436 2516 E-Mail: ajjhala@adityabirla.com Web: www.hindalco.com

6 A. Listing Details :

Equity Shares	Global Depository Receipts (GDRs)
The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400023	Societe de la Bourse de Luxembourg, Societe Anonyme R.C. B6222, B. P.165, L-2011 Luxembourg.
The Delhi Stock Exchange Association Limited DSE House,3/1, Asaf Ali Road, New Delhi 110002	
The Calcutta Stock Exchange Association Limited 7 Lyons Range, Kolkata 700 001.	
Madras Stock Exchange Limited Stock Exchange Building, 11 Second Line Beach, Chennai 600 001	
National Stock Exchange of India Limited Trade World, Senapati Bapat Marg, Lower Parel, Mumbai 400 013	

Note: Listing fees for the year 2002-03 has been paid to the Stock Exchange for the year 2002-03.

Listing fees to the Societe de la Bourse de Luxembourg for GDRs has been paid for the Calendar year 2002.

6B: Overseas Depository of GDRs	: Morgan Guarantee Trust Company Of New York 60 Wall Street , New York, NY10260, USA Tel : (001-302-5520253) Fax: (001-302-5520320)
6C: Domestic Custodian of GDRs	: CITIBANK N.A., Custody Services, 77 Ramnord House, Dr. Annie Besant Road, Worli, Mumbai 400018. Tel : (0091-22-4975301) Fax : (0091-22-4937620)

7. Stock Code :

	Reuters	Bloomberg
Bombay Stock Exchange	HALC.BO	HNDL IN
National Stock Exchange	HALC.NS	NHNDL IN
Global Depository Receipts (GDRs)	HALCq.L	HDCD LI

8. Stock Price Data

	Bombay Stock Exchange				*National Stock Exchange*				*Luxembourg Stock Exchange*		
Month	*High*	*Low (In Rs.)*	*Close*	*Av. Vol. (In Nos)*	*High*	*Low (In Rs.)*	*Close*	*Av. Vol. (In Nos)*	*High*	*Low (In US$)*	*Close*
Apr-01	855.00	736.00	809.60	46,648	858.90	732.00	809.85	42,547	20.70	18.00	20.70
May-01	932.50	814.20	866.05	70,625	940.00	795.00	867.40	59,724	23.30	20.58	21.25
Jun-01	879.85	786.10	834.40	28,638	881.75	785.15	830.20	23,820	21.60	18.70	18.75
Jul-01	830.00	680.00	739.30	36,323	830.00	722.00	746.60	29,394	19.15	17.15	17.38
Aug-01	737.00	650.00	678.20	41,653	757.85	650.00	668.50	52,865	17.50	15.65	15.75
Sep-01	685.75	496.10	514.85	43,988	719.00	493.00	509.50	49,238	15.85	10.10	10.75
Oct-01	575.00	500.00	570.05	35,965	570.00	501.10	558.95	28,796	12.30	10.80	12.25
Nov-01	701.90	552.00	682.40	30,342	705.00	555.00	697.45	23,795	14.60	12.25	14.60
Dec-01	741.05	610.15	632.60	33,447	748.00	610.00	638.75	31,667	16.25	14.00	14.00
Jan-02	730.00	622.30	725.25	50,594	740.00	625.00	719.75	27,679	17.35	13.00	17.35
Feb-02	864.35	712.50	766.75	24,946	861.70	712.50	779.95	39,198	18.00	16.50	16.60
Mar-02	798.95	725.25	770.05	37,804	810.00	710.00	772.10	22,449	18.05	16.60	17.40

9. Stock Performance Vs. BSE Sensex :



Hindalco - Stock Performance (Indexed)
130
120
110
100
90
80
70
60
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Nifty
Sensex
Hindalco

10. Stock performance over the past few years:

In %	1 year	3 years	5 years
Hindalco	(–) 0.2	65.2	(–) 15.5
BSE Sensex	(–) 3.7	(–) 7.2	3.2
NSE Nifty	(–) 1.6	4.8	16.7

11. Registrars and Transfer Agents : In house Share Transfer
Share Transfer Department
Hindalco Industries Limited
Ahura Complex, 1st floor, B Wing
Mahakali Caves Road, Andheri (East)
Mumbai- 400 093.
Phone: (91-22) 691 7000/691 7011/691 7018
Fax: (91-22) 691 7001
E-mail:amalik@adityabirla.com

12. Share Transfer System : Shares transfers in physical form are despatched within 3 weeks from the date of receipt, if documents are clear in all respects.

The total number of shares transferred in the Physical form during the year was 1,04,389 (previous year 232,606).

Since more than 78% of the equity capital dematerialized, transfer of shares in the physical segment is significantly lower during the year. The trading in the Company's Shares are permitted only in the dematerialised segment w.e.f. 5th April, 1999.

	2001-2002			2000-2001		
Transfer period (in days)	No of Transfers	No of Shares	%	No of Transfers	No of Shares	%
1-10	404	31,320	30.0	440	63,181	27.1
11-15	305	36,530	35.0	137	54,155	23.3
16-20	170	21,050	20.1	424	60,925	26.2
21-30	240	15,489	14.9	636	54,345	23.4
31 and above	-	-	-	-	-	-
Total	1,119	104,389	100.0	1637	232,606	100.0

13. Investors Services:

Complaints received during the year.

Nature of complaints	2001-2002		2000-2001	
	Received	Cleared	Received	Cleared
1. Relating to Transfers, Transmissions etc.	03	03	4	3
2. Dividend, Interest, Redemption etc.	13	13	15	15
3. Change of Address	-	-	-	-
4. Demat-Remat	04	04	7	7
5. Others	38	35	45	43
Total	58	55	71	68

Legal proceedings on share transfer issues, if any : Nil
Shares pending for transfer : Nil

14. (a) Distribution of Share Holding (as at the Year End):

	2001-2002				2000-2001			
No of equity Shares held	No of Share holders	% of Share holders	No of Share held	% share holding	No of Share holders	% of share holders	No of Shares held	% share holding
1-100	20,040	55.7	764,481	1.0	21,104	55.6	825,429	1.1
101-200	5,294	14.7	789,765	1.1	5,625	14.8	841,661	1.1
201-500	6,025	16.8	1,955,474	2.6	6,376	16.8	2,073,651	2.8
501-1000	2,686	7.5	1,882,793	2.5	2,835	7.5	1,990,639	2.7
1001-5000	1,598	4.4	2,969,591	4.0	1,657	4.4	3,068,950	4.1
5001-10000	98	0.3	672,429	0.9	106	0.3	722,510	1.0
10001 and above	214	0.6	65,425,630	87.9	222	0.6	64,943,130	87.2
Total	35,955	100.0	74,460,163	100.0	37,925	100.0	74,465,970	100.0

14 (b). Buy-Back of Shares:

The Board resolved in the Meeting held on 30/1/2002 to buy back 10% of the paid up capital plus free reserves. Accordingly, a press release was published on 1/2/2002 to this effect. The details of the progress of the buy back programme are as follows:

- No. of Shares to be bought back : 7,446,597 equity shares
- Maximum price for Buy-Back : Rs.825/-
- Date of opening : 08th February 2002
- Date of closure : 29th January 2003
- No. of shares bought back as on 31/3/2002 : 5,807 equity shares
- Details of shares bought back

Month	BSE			NSE		
	Avg. Price (Rs.)	Amount (Rs.)	No. of Shares	Avg. Price	Amount (Rs.)	No. of shares
February	724.98	11,97,667	1,652	724.97	30,12,250	4,155
March	Nil	Nil	Nil	Nil	Nil	Nil

15. Categories of Shareholding (as at the year end)

	2001-2002				2000-2001		
Category	No of Share Holders	% of share holders	No of Shares held	% share holding	No of share holders	No of Shares held	% share holding
Promoters	25	0.1	16,961,842	22.8	14	15,923,955	21.4
Mutual Funds & UTI	51	0.1	9,518,000	12.8	64	11,161,397	15.0
Banks, Financial Institutions	99	0.3	6,031,865	8.1	84	63,30,628	8.5
FIIs	160	0.4	14,978,375	20.1	151	13,074,161	17.6
Corporates	811	2.3	2,421,308	3.3	921	24,52,775	3.3
Individuals	34,554	96.1	8,785,716	11.8	36,463	96,23,171	12.9
NRIs/ OCBs	254	0.7	3,381,933	4.5	227	33,68,633	4.5
GDRs	01	-	12,381,124	16.6	1	12,531,250	16.8
Total	35,955	100.0	74,460,163	100.0	37,925	74,465,970	100.0

16. Dematerialisation of Shares and Liquidity : Over 78% of outstanding shares (including 16.6% of outstanding capital in the form of Global Depository Receipts) have been dematerialized.

Trading in Hindalco Shares is permitted only in the dematerialized form from 5th April, 1999 as per notification issued by The Securities and Exchange Board of India.

17. Details on use of public funds obtained in last three years : Not Applicable

18. Outstanding GDR / Warants and Convertible Bonds. : Outstanding number of GDRs. as on 31st March 2002 are 12,381,124 (Previous year 12,532,499). Each GDR represent one underlying equity share. There are no warrants/ convertible bonds outstanding at the year end.

19. Plant Locations : Principal Office & Works
P.O Renukoot -231217
Dist Sonbhadra, Uttar Pradesh.
Tel : (05446) 52077-9 Fax : (05446) 52107
Renusagar Power Division
P O Renusagar
Dist Sonbhadra, Uttar Pradesh.
Tel :(05446) 72501-5 Fax :(05446) 72382
Foils & Wheels Division
Village Khutli, Khanvel,
Silvassa-396 230
U T of Dadra & Nagar Haveli
Tel : (02638) 47221 Fax : (02638) 42936

20. Investor Correspondence : The Company Secretary
Hindalco Industries Limited
Century Bhavan, 3rd floor,
Dr Annie Besant Road,
Worli.Mumbai-400025.
Phone: (91-22) 4626666 Fax: (91-22) 4227586/4362516
Email: ajjhala@worli.hindalco.com

21. Per share data :

	2001-2002	2000-2001	1999-2000	1998-1999	1997-1998
Net Earnings(Rs.mn)	6,860	6,781	6,124	5,668	4,962
Cash Earnings (Rs.mn)	8,402	8,205	7,477	6,914	5,738
EPS (Rs)	92.1	91.1	82.2	76.1	66.6
CEPS (Rs)	112.9	110.2	100.4	92.8	77.1
Dividend per share (Rs)	13.5@	12.0	8.0	6.5	5.3
Dividend pay out (%)	14.7@	13.2	9.7	8.5	7.9
Book Value per share (Rs)	674.9	588.0	510.2	437.24	368.3
Price to earning (x) *	8.4	8.5	8.9	6.1	10.1
Price to cash earning (x)*	6.8	7.0	7.3	5.0	8.7
Price to Book Value(x)*	1.1	1.3	1.4	1.1	1.8

*Stock Price as on 31st March.

@ Proposed

22. OTHER USEFUL INFORMATION FOR SHAREHOLDERS

22.1 Shareholders who have not yet encashed their dividend warrants for the years 1995-96 to 2000-2001 may approach the Company for revalidation/issue of duplicate dividend warrant quoting reference of their Ledger Folio numbers.

22.2 In terms of Section 205A of the Companies Act 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies - Maharastra by submitting an application in the prescribed form.

22.3 Shareholders are advised that dividends for the financial year ended 31st March, 1996 onwards which remains

unpaid/unclaimed over a period of 7 years have to be transferred by the Company to Investor Education & Protection Fund (IEPF) constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as under the amended provisions of Section 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by the Members.

22.4 It is tentatively proposed to introduce *'Electronic Clearing Service'* (ECS) mode of payment of dividend to shareholders residing in Mumbai, depending on the number of requests received from the shareholders in this respect. Shareholders are requested to provide particulars of their bank account details for availing this facility in the form attached. Further, ECS facility is also available to the beneficial owners of shares in demat form. Those desirous of availing the facility may provide their mandate to the Company in writing, in the form attached

22.5 Share transfer requests are acted upon within 7-10 days from the date of their receipt at the Registered Office. In case no response is received from the Company within 35 days of lodgement of transfer request, the lodger may write to the Company with full details so that necessary action could be taken to safeguard interest of the concerned against any possible loss/interception during postal transit.

22.6 Dematerialisation requests duly completed in all respects are normally processed within 7 days from the date of their receipt at Registered Office.

23. INVESTOR SERVICES

23.1 Equity Shares of the Company are under compulsory demat trading by all investors, with effect from 31st May, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding so as to avoid inconvenience in future.

23.2 Shareholders/Beneficial Owners are requested to quote their Folio No./DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondences regarding shares & debentures of the Company should be addressed to the Share Department of the Company at the Registered Office at Birlagram, Nagda (456 331) and not to any other office(s) of the Company.

23.3 Beneficial Owners of shares in demat form are advised that in terms of the regulations of NSDL & CDSL, their Bank Account details, as furnished to the Depository Participants(DP), will be printed on their dividend warrants. The Company will not entertain requests for change of such bank details printed on their dividend warrants.

23.4 Shareholders holding shares in physical form are requested to notify to the Company, change in their address/ Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder. Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, etc. directly to their DP as the same are maintained by the DPs.

23.5 To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares held in physical form) or to DP (if shares held in demat form), as the case may be, for printing of the same on their dividend warrants.

23.6 Non-resident members are requested to immediately notify :-

- change in their residential status on return to India for permanent settlement;
- particulars of their NRE Bank Account with a bank in India, if not furnished earlier.

23.7 In case of loss/misplacement of shares, investors should immediately lodge a FIR/Complaint with the police and inform to Company along with original or certified copy of FIR/acknowledged copy of the complaint.

23.8 For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

23.9 Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

23.10 Shareholders(s) of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificates in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

23.11 Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular those holding shares in single name, may avail of the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form.

23.12 Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

23.13 Shareholders are requested to quote their E-mail Ids, Telephone/Fax numbers for prompt reply to their communication.

ENVIRONMENTAL PROTECTION — A WAY OF LIFE AT HINDALCO



Lush green plantations mark the skyline of Hindalco colony & plant

As a business house, we are fully committed to sustainable development. We consider it extremely vital that we meet the needs of today without compromising the welfare of future generations. We see a tremendous intrinsic linkage between economic growth and environmental protection. Therefore running our Plants at Renukoot and Renusagar in Uttar Pradesh, Silvassa in Dadra and Nagar Haveli and Mines in Lohardaga in Jharkhand as well as Samri in Chhattisgarh in an eco-efficient manner, comes naturally to us.

Our plants at Renukoot and Renusagar and installations at the mines have been re-certified for ISO 14001 EMS during the year. The Company's Foil and Alloy Wheel Plants at Silvassa have also acquired ISO 14001 EMS Certification in the year just concluded.

We also seek validation of our Environment Management Systems, ongoingly. Moody International U.K. as well as KPMG are engaged in the auditing of our processes at our different Plants. Auditors certified by Environmental Auditors Registration Association (EARA) of U.K., carry out intensive Environment Audit at our Plants on monthly basis. Their reports affirm our commitment to environment conservation and protection.

At all of our Units, state-of-the-art Industrial Effluent Treatment Plants are in operation. A major quantity of the treated effluent is continuously recycled. The sludge that emerges out of the process works is used as a soil conditioner for the plantation over the Red Mud area. The resulting "Sanjeevani" , our nature nook, is gazed upon as an ecological marvel at Renukoot.

To be a zero effluent discharge company, we are working to upgrade effluent and sewage treatment plants. Once completed, these facilities will ensure that all treated effluent will either be used in process or in horticulture. Work on this upgradation is progressing well and the facilities are slated to be commissioned in due course.

As a business house, we are fully committed to sustainable development. We consider it extremely vital that we meet the needs of today without compromising the welfare of future generations. We see a tremendous intrinsic linkage between economic growth and environmental protection.



Full-fledged sophisticated laboratories in the Units, enable a constant monitoring of the quality of air emissions and water effluents.

The quest to innovatively dispose wastes generates is ceaseless. In fact, your Company has many path breaking achievements to its credit. It was the first company in India to introduce dry stacking of Red Mud. It was also a pioneer in promoting the recovery of fluorine values from Spent Pot Lining for the production of valuable cryolite, a raw material used in the smelters, and use the carbon residue as fuel in the boilers.

The quest to innovatively dispose wastes generates is ceaseless. In fact, your Company has many path breaking achievements to its credit.

Your Company has also switched over to dry disposal of Fly Ash. The Fly Ash generated by boilers at its Renukoot facilities as well as at the Company's Renusagar Power Plant is used in building and road construction as well as in the Company's landfill. Some quantities of Fly Ash goes to cement manufacturers.

To conserve valuable natural resources, we have replaced all the old rotary kilns with fuel efficient Gas Suspension Calciners, and stoker fired boilers with the latest fuel efficient, high capacity, PF and FBC boilers. A Co-generation Unit along with the new boilers has been set up. These steps have led to phenomenal savings in fuel consumption. The accompanying installation of ESPs in the new calciners and boilers has also reduced emissions substantially.

Micro-processor based controls in the smelter and baking furnaces work to conserve energy, in addition to the twin benefit of optimizing valuable raw material consumption as well as improved efficiency.

Hi-tech Dry Scrubbing Systems in all the Pot Lines ensure minimum possible fluorine emission and contain alumina losses to the bare minimum. A Fume Treatment Plant which is to be installed in the new baking furnace will further reduce gaseous emissions.

We continue to make substantive investments towards environment protection. Investments till date are in excess of Rs 2500 million and additional investments of an estimated Rs. 450 million are in the pipeline.

Even as eco-efficiency is built into all of our operations, we sensitize our employees on the importance of sustainable development in continuum. All of our 12,000 colleagues adhere to the environment policy and are committed to the ideology of sustainable development. The township for our employees at our plants is housed within the campus. Thousands of employees live within the complex verdant with tens of thousands of trees, swaying with the wind.

We are equally aggressive in pursuing the safety and health of all our employees. Your Company's outstanding achievements in ensuring a safe working environment have flowed from continuous implementation of best practices and world class manufacturing systems. To apprise you of our splendid safety record is an irresistible temptation. Our Alumina Plant has achieved 4.89 million accident free man-hours, the Fabrication Plant and the Reduction Plant 1.2 million accident free man-hours.

THE ENVIRONMENT POLICY

To live up to the principle of sustainable development, we at Hindalco, are committed to the conservation of all natural resources and the factoring of the environment aspects in all of our activities.

These relate to the production of Alumina, Aluminium, Fabricated products and Power Generation at Renukoot and Renusagar, Lohardga, Samri and Silvassa, to serve the cause of Sustainable Development. We strive to :

- Innovate and improve our processes, equipment, operations, maintenance and other practices continuously for pollution prevention.
- Adopt cleaner technologies wherever techno-economically viable.
- Conserve key input resources such as bauxite, caustic soda, coal, power, water, furnace oil and other oils.
- Keep exploring the feasibility of recycling and utilization of inevitable wastes specially of water, lube oils, red mud and fly ash.
- Ensure compliance with all applicable environmental laws and regulations and strive to go beyond these.
- Ensure continual improvement in our environmental performance through awareness and training of our employees and contract workers.

This Environment Policy must be adhered to by all of our employees.

A. K. Agarwala
President

05-06-1997

SOCIAL REPORT

Beyond business / Reaching out to communities

For us in the Aditya Birla Group success is measured by how well we fulfill our economic, environmental and social responsibility. This "triple-bottom-line" accountability lies at the heart of our Group, factoring as it does holistically the interest of all of our stakeholders- shareholders, customers, employees and the community at large.

For over four decades, we have been involved in working with the weaker sections of society, who live close to our plants.Today this is being done under the ageis of "The Aditya Birla Centre for Community Initiatives and Rural Development". This Centre, which is led by your Director, Mrs. Rajashree Birla, guides all of theCommunity related projects of the Group.

At Hindalco we work predominantly in the areas of education, health-care inclusive of family planning, capacity building through sustainable livelihood programmes and empowerment of the people, land and watershed management.

We have adopted 334 villages in proximity to our plants at Renukoot and Renusagar in Uttar Pradesh and Silvassa in Dadra and Nagar Haweli and Bauxite Mines at Lohardaga in Jharkhand and Samri in Chhattisgarh.

Our "Model Villages" project which was conceptualized a few years ago has progressed well. Of the villages in which we are actively involved, we undertook the transformation of 13 villages into model villages, which meant complete self-reliance, in all aspects. Today we take great pride in informing you that these 13 villages are totally independent and have an inbuilt self-sustaining mechanism and the model can now be replicated. At each of these, a Village Development Committee has now taken on the complete responsibility of ensuring its well being in all aspects. We have therefore moved over to other areas, which need our mentoring.

Health Care

Towards better health-care for the populace as also to raise the Human Development Index, immunization against polio, measles, mumps, tuberculosis and administering the BCG vaccine is an ongoing endeavour.

In collaboration with the District Health Authorities, our teams have immunized 24700children. At the cataract operation camps, 3,000 patients were examined while nearly 950senior citizens who were operated upon have gained better sight. Likewise in more than 450 medical camps organized by our Unit, 70,000 villagers were given a thorough health check as well. At these camps over 50,000 patients suffering from different ailments including chronic diseases were treated. Additionally 700 tuberculosis afflicted people were looked after and completely cured at the Hindalco Hospital. Likewise 209 patients suffering from leprosy, have been attended to and after their release from treatment, we have helped them get integrated into the mainstream of society. Additionally over 500 physically challenged were provided with Artificial aids and12 were put back on the road to normalcy through corrective surgery.

As most of these patients come from families below the poverty line, they are treated free of cost.

Mother and Child Health Care

Our teams have intensified their efforts to stem the population tide. A holistic Mother and Child Health Care Project entailing education, women and their development, maternal and child health care apart from sensitizing men to the need for small families, is gaining momentum.

At specially conducted mother and childcare camps, nearly 7500 women were provided with prenatal and antenatal treatment. Through our involvement, more than 12600 couples have opted for planned families, favouring the two/three -child family norm.

Spreading Literacy

Our, anganbaris, balwadis and other projects, which are headed by professionally trained teachers to raise the literacy level, are becoming increasingly popular.

Through 18 balwadis we were able to spark the desire to learn, to be able to atleast have the basic ability to read,

write, among the villagers. Over 690 children between the ages of six and fourteen have received elementary education.

To encourage meritorious students of the village, special scholarships instituted reach out to nearly 62 students.

In many of the villages, schools do not exist in close proximity to the homes of the villagers. This acts as a deterrent for sending children to schools. To facilitate the learning process, from this year, we have begun running primary schools, named "Aditya Bal Vidya Mandir, at Dudhi, Muirpur and Babhni blocks in Uttar Pradesh. Up until now, 500 children in the age group of six to fourteen have enlisted at these Balmandirs, accessing quality primary education.

Women Empowerment Processes

To help women become self reliant, we hone their skills through extensive training in different vocations. At Renukoot women are being trained in the craft of tailoring, knitting, painting and in handicrafts, with expertise coming from the Mahila Shilpi Kala Kendra. To hone their skills, advanced training programmes are periodically organized. Women are also taught making ropes and bamboo baskets.

NABARD,SIDBI and other Banks offer facilities and funds to Self Help Groups. We have helped in channelising these resources to programmes that seek to empower women through income generating programmes that enable self reliance. Over 680 women have already formed 46 Self Help Groups.



More than a 1,40,000 people spanning 132 villages in the interiors of Renukoot, off Varanasi, can now access safe drinking water through handpumps installed at intervals of every 10th hut. These are manned exclusively by women. They operate the pumps, maintain and repair them as well. Mrs. Rajashree Birla shares their joy.

Towards Sustainable Livelihood

Through education and training, we encourage the building of skills in a number of enterprises that can provide villagers with the leeway to stand on their feet. Among these are repair and maintenance of diesel pump sets, hand-pumps, cycles, running provision stores, small stalls and bee keeping, leather craft and black-smithary.

Through linkages with the Block Agriculture Department, we tutor farmers in the latest agricultural practices, actually demonstrating such advances in their own plots. We also espouse inter-cropping to enable them attain better yields.

Towards the optimum use of land and water resources and to raise the ground water table, we have put a Watershed Development Project in place. Hydro Towers, Check Dams, Percolation Tanks, Rainwater Harvest Storage Tanks and Bunds have been erected. Consequently, more than 3330 acres of land has been brought under irrigation. Over 79 villages, 1374 families, forming a farm population of 7857 people are assured of a secure future.

As reported earlier, through the Unicef-aided project, we have been able to bring water at the doorstep of villagers in around 103 villages, qualitatively impacting the life of 1,05,000 people.

"Over the years, we have endeavoured to understand the problems of the communities. We have put them on the same pedestal as our customers – so that there is no contentious relationship with them. Our guiding philosophy is that – having gauged their major issues, our aim should always be to work out projects that are sustainable by the beneficiaries over the long haul, and that we then withdraw. Our reasoning is that this way we will not build a culture of dependency and instead, after the hand-holding, make them self-reliant".

— **Mrs. Rajashree Birla**
Chairperson, The Aditya Birla Centre for Community Initiatives and Rural Development.

Widow Remarriage :

The widow remarriage project, which we commenced six years ago, is now gaining acceptance in the villages where we work. Backed by the village elders and the community at large, today more than 400 widows have been remarried, of which 50 marriages were solemnized this year.

Dowryless mass marriages form part of our ongoing endeavour. Both these projects are very gratifying as they give us unique inner satisfaction.

Garnering Development Aid

For the year 2001-2002, we have mobilized Rs.297 million, for these activities. Garnering aid through the Government's different development programmes, we touched the lives of over 4,34,171 people collectively across all our Units.

In recognition of the exemplary work done, a number of accolades were showered upon your Company, among which have been the "FICCI's Award for Outstanding Work In The Area Of Rural Development", "The Mother Teresa Award for Outstanding Social Commitment", besides a recognition by CFO Asia, an Economist group publication, of our community initiatives.

Making A Difference

Knowing that our Projects in their own small manner make a difference to people's lives, gives us a humble sense of fulfillment. It is also a way of living our values, and in all humility, playing a leadership role as a caring corporate citizen.

DIRECTORS' REPORT TO THE SHAREHOLDERS

Dear Shareholders,

Your Directors take great pleasure in presenting the 43rd Annual Report together with the audited Balance Sheet and Profit & Loss Account for the year ended 31st March 2002.

FINANCIAL AND OPERATIONAL PERFORMANCE:

Your Company's performance during the year has been satisfactory particularly in the light of the extremely tough business and economic environment as well as falling prices of aluminium in the global markets. Your Company recorded its highest-ever metal production benefiting from strengthened efficiencies and the commissioning of the new Pot-line during the year. Revenues grew on the back of aggressive marketing and rising share of value added products. Despite the adverse impact of rising input costs and intense pressure on the margins, your Company's post-tax profits have grown marginally.

These results validate your Company's strategic intent of ensuring its leadership status in the aluminium sector. Your Company continues to pursue the creation and enhancement of shareholder value unrelentingly.

FINANCIAL RESULTS

(Rs. in Million)

	For the year ended 31.03.2002	For the year ended 31.03.2001
Net Sales	23,313.63	22,754.01
Operating Profit	9,940.19	10,528.52
Profit before Tax and Extra-ordinary Items	10,049.99	9,800.79
Provision for Current Tax	2,570.00	3,020.00
Profit before Deferred Tax	7,479.99	6,780.79
Provision for Deferred Tax	620.00	—
Net Profit	6,859.99	6,780.79
Appropriations:		
Transfer to Debenture Redemption Reserve	721.50	521.50
Transfer to Capital Redemption Reserve	0.06	—
Proposed Dividend	1,005.21	893.59
Tax on Proposed Dividend	—	91.15
Transfer to General Reserve	5,133.22	5,274.55
	6,859.99	6,780.79

BUY BACK OF EQUITY SHARES

As part of its ongoing Shareholder Value creation, as also to utilize surplus cash available with your Company, your Board of Directors has approved buy-back of Shares through the Stock Exchange(s). This will be to the extent of 10 % of the existing paid-up Capital and Free Reserves of your Company, at a price not exceeding Rs. 825 per Equity Share entailing a total amount not exceeding Rs.4282 Million. Your Company has bought 5807 Equity Shares for an aggregate consideration of Rs. 4.21 million, during the year.

DIVIDEND

Your Directors are pleased to recommend a Dividend of Rs. 13.50 per Share, which after your approval at the ensuing Annual General Meeting, will be paid in line with the applicable regulations.

The amount of the dividend outgo on 74,460,163 Equity Shares of Rs. 10 each @ Rs 13.50 per Share is Rs.1005.21 million as against Rs. 893.59 million in the previous year.

FINANCING

During the year under review, your Company has borrowed Rs. 2,500 million by issuing Secured Redeemable Non-convertible Debentures of a face value of Rs. 2,000 million at 9.75 percent and Rs. 500 million at 9.0 percent. The debt has been raised for General Corporate purposes and is being so ulitised by the Company.

EXPANSION

As intimated to you earlier, your Company has embarked on an ambitious Brownfield Expansion at an outlay of Rs.18,000 million. On its completion, Aluminium Metal capacity will increase by 100,000 TPA to 342,000 TPA. In consonance with your Company's strategy of ensuring self-sufficiency in key inputs, Alumina Refining capacity is being raised by 210,000 TPA to 660,000 TPA and Power Generation capacity is being augmented by 150 MW to 769 MW. The Company commissioned the 9th Potline in the Smelter during the year. Work on the balance project is progressing well and is in line with the schedule. The phased implementation of the expansion programme is slated to progress substantially in 2002-03. It is scheduled for completion in 2003-04.

The brownfield expansion will aid your Company in consolidating its leadership position in the domestic market, besides ensuring improved availability for a sizeable global presence. The benefits of lower capital cost as well as process innovations will further strengthen cost efficiencies.

US GAAP FINANCIALS

From 1999-2000, your Company has initiated the practice of restating its financial statements as per United States Generally Accepted Accounting Principles (USGAAP). To foster transparency in disclosures, this practice is being continued and a full set of audited US GAAP Financial Statements along with the Independent Auditors' Report will be provided to Shareholders on request.

Your Company's US GAAP Standard Annual Reports, high standards of corporate governance and transparency through intensive interaction with investors, have brought a singular accolade to your Company. For the second year in succession, your Company has won The CFO Asia Award for "Best Annual Report for Investor Transparency and Corporate Governance" in India.

The quality of your Company's Annual Reports was also instrumental in your Company's CFO being named as "The Best CFO for Managing External Stakeholders" in the prestigious CFO Asia / Price Waterhouse Coopers Annual Best Practices Awards 2002.

CONSOLIDATED FINANCIAL STATEMENTS:

To provide financial information about your Company and its subsidiaries as a single economic entity, and to facilitate a well-informed decision by stakeholders, your Company is also preparing consolidated financial statements in accordance with Accounting Standard-21 issued by the Institute of Chartered Accountants of India. The consolidated Financial Statements form part of the Annual Report.

CORPORATE GOVERNANCE

Your Directors reaffirm their commitment to the Corporate Governance Standards prescribed by the Securities Exchange Board of India (SEBI). This Annual Report carries a Section on Corporate Governance and benchmarks your Company with the SEBI Code on Corporate Governance.

ENVIRONMENTAL PROTECTION AND POLLUTION CONTROL

Your Company is fully committed to environment conservation, which is a key element of its business strategy. Pollution control, optimization of resources, recycling and minimising wastage remain ongoing priorities.

Your Company's Silvassa Plant has become ISO 14001 Certificated. This Certification marks yet another milestone for your Company, as with this Certification, all of your Company's operations, are ISO 14001 Certified.

Operations at its Renukoot and Renusagar Plants, and its Mines in Jharkand have been declared eligible for re-certification following an audit conducted for this purpose in the year under review.

A separate Chapter in this Report dwells upon your Company's initiatives and commitment to environment friendly, sustainable development.

HUMAN RESOURCE DEVELOPMENT & INDUSTRIAL RELATIONS

Your Company believes in people power. It recognizes the fact that people are key to its sustainable success. Consequently, an HR Vision forms an integral part of your Company's larger Vision and Strategy.

Your Company is fully committed to people development. We therefore strive to create a working environment that is challenging and motivates people to be performance-oriented and customer-focused.

Building, developing and upgrading employee competencies in line with business needs and strategies is now an institutionalized process.

At Gyanodaya, the Aditya Birla Institute of Management Learning customized training programmes, at which your Company's managers, and executives are nominated, help hone their competencies. This is a very enabling training process as participants are exposed to the latest trends and practices in related fields, and emerge more self-assured.

Delegation, empowerment and decentralisation are being pushed downward, dependent on competency levels, to foster the sense of entrepreneurship. Performance-linked reward mechanisms and pay systems have and continue to generate the desire to do better and better among employees. Additional recognition mechanisms have been instituted too. To move towards a leaner delayered organization so as to build speed of response, your Company's drive toward manpower optimization is on.

A three year Wage Agreement with recognized Trade Unions spanning January 2002 to December 2004 was concluded by your Company in January 2002. The Agreement, entailing an increase of about 13% in Wages, will build on the harmonious industrial relations that continue to play a major role in your Company's success.

RURAL DEVELOPMENT ACTIVITIES

Your Company's social vision forms a part of its business vision. Your Company's single-minded goal is to help make a difference to the lives of the weaker section of people who live in proximity to your Company's Plants. Your Company's rural development activities are carried out under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development.

Your Company's focus areas include economic self-reliance, education, healthcare, and espousing social causes.

In recognition of the exemplary work done by your Company, FICCI bestowed upon it the "Award for Outstanding Work in the Area of Rural Development. It also won the Mother Teresa Award 2000-01 for outstanding social commitment and involvement in programmes far beyond the call of corporate duty. Your Company's community initiatives formed an important consideration in the selection of your Company's CFO as the 'Best for Managing External Stakeholders' by CFO Asia.

During the year under review, your Company's Rural Development Wing mobilized an amount of Rs. 297.39 million for your Company's community initiatives, which are highlighted in a separate Chapter in this Report.

AWARDS & RECOGNITION

For the 7th consecutive year, the Ministry of Power, Government of India has recognized your Company's achievements in Energy Conservation. During 2001 the National Energy Conservation Award was bestowed upon your Company.

Your Company's efforts toward ensuring a safe working environment have been recognized yet again by the International Aluminium Institute (IAI), who named your Company's Alumina Refinery as the best Safety Performing Plant in the World for Year 2000. It also showered encomiums on your Company's Smelter for being the best in respect of safety in the large size category, for Year 2000.

The National Safety Award from the Safety Council (India) for Year 2000 was conferred upon your Company.

For 'Fair Business Practices' it earned the prestigious CFBP Jamnalal Bajaj Uchit Vyavhar Puruskar for the year 2001.

Efforts to grow exports have resulted in Awards from EEPC as well as CAPEXIL for outstanding export performance during 1999-2000 and 2000-01 respectively.

Your Company's Mining Operations continued to receive recognition from the Indian Bureau of Mines for exemplary achievements in Afforestation, Reclamation and Rehabilitation, Top Soil Management and Safety Consciousness among others.

SUBSIDIARY COMPANIES

Your Company's subsidiary, Indian Aluminium Co. Ltd. (INDAL), has recorded an excellent performance during the year under review. Net Sales have increased by 8% to Rs. 13,245 million as compared to Rs.12,269 million during the preceding year. Net Profits have increased to Rs.1,171 million as against Rs.1,160 million in the preceding year.

As required under Section 212 of the Companies Act 1956, the audited financial statements of Indian Aluminium Co. Ltd. as well as the other five subsidiaries of your Company – viz., Minerals & Minerals Limited, Renukeshwar Investments & Finance Limited, Renuka Investments & Finance Limited, Annapurna Foils Ltd. and Indal Export Ltd. together with the Reports of the Directors and Auditors, for the period ended 31st March, 2002, are appended to this Annual Report.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The particulars of employees, as required under Section 217 (2A) of the Companies Act, 1956, are given as an Annexure to this Report.

Additional information relating to the conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo required under Section 217(1)(e) of the Companies Act, 1956, is set out in a separate statement attached to this Report and forms part of the same.

DIRECTORS

During the year the nomination of Dr. P.D. Ojha, Director on behalf of Investment Institutions, was withdrawn from the Board.

Your Board wishes to place on record its appreciation of Dr Ojha. His guidance, support and services during the tenure of his office, as a Director of the Company have been indeed valuable.

In accordance with Article 146 of the Articles of Association of the Company, Mr. E.B. Desai, Mr. S.S. Kothari and Mr. M.M. Bhagat, retire from office by rotation, and being eligible, offer themselves for re-appointment.

DIRECTORS' RESPONSIBILITY STATEMENT

Your Directors wish to inform Members that the Audited Accounts containing the Financial Statements for the Financial Year 2001-02 are in full conformity with the requirements of the Companies Act, 1956. They believe that the Financial Statements reflect fairly, the form and substance of transactions carried out during the

year and reasonably present the Company's financial condition and results of operations. These Statements are audited by the Statutory Auditors M/s. Singhi & Co.

Your Directors further confirm that:

(i) In the presentation of the Annual Accounts, applicable Accounting Standards have been followed.

(ii) That the accounting policies are consistently applied and reasonable, prudent judgement and estimates are made so as to give a true and fair view of the state of affairs of the Company at the end of the financial Year.

(iii) That the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

(iv) That the Directors had prepared the Annual Accounts on a going concern basis.

The Company's internal Auditors have conducted periodic audits to provide reasonable assurance that the Company's established policies and procedures have been followed.

AUDITORS' REPORT

The observations made in the Auditors' Report are dealt with separately in the Notes to the Profit & Loss Account and the Balance Sheet in Schedule 21 of the Accounts. These are self-explanatory and do not call for any further comments.

AUDITORS

M/s. Singhi & Company, Chartered Accountants and Auditors of the Company, retire, and being eligible, offer themselves for appointment.

APPRECIATION

Your Directors place on record their deep appreciation of the assistance and guidance provided by the Honourable Minister, Secretary and other Officials of the Ministry of Mines. Your Directors also acknowledge their appreciation of the support provided by Financial Institutions and Banks associated with your Company.

Your Company's employees are instrumental to your Company scaling new heights, year after year. Your Directors place on record their sincere appreciation of the commitment and contribution of your Company's employees.

Your support as Shareholders is greatly valued. Your Directors thank you, and look forward to your continuing support.

For and on behalf of the Board

Mumbai
Dated : The 3rd day of May, 2002

Chairman

ANNEXURE TO THE DIRECTORS' REPORT

[Statement of particulars under the Companies (Disclosure of particulars in the Report of the Board of Directors) Rules 1988]

A. CONSERVATION OF ENERGY

Energy conservation is not merely a national priority but a key value driver for your Company. Efforts in this direction are focused through a Central Energy Cell whose mandate is to initiate, facilitate, and sustain energy conservation efforts through out the organization. Efforts to optimize process parameters, and modernize and upgrade technology as well as plant equipment, with the objective of increasing Energy Productivity are ongoing. Benchmarking and adherence to established standards is reviewed through regular energy audits conducted by the Cell. Employees are encouraged to give suggestions that will result in energy saving, and a process of screening by respective departments as well as the Central Energy Cell, identifies viable measures for implementation. The company's efforts have been consistently recognized by the Government. Your Company has been conferred a "National Award for Energy Conservation" for 2001 - the Award from the Ministry of Power, comes to your Company for the seventh year in succession.

a. ENERGY CONSERVATION MEASURES TAKEN

GENERAL MEASURES:

i. Optimum utilization of electrical energy by replacing the existing equipment with energy efficient equipment and by removing unwanted equipment through process redesigning.

ii. Regular auditing/monitoring of running hours of the motors/luminaries for optimal use of electrical energy.

iii. Development of a system to use Furnace Oil in place of LDO -for improved economy.

iv. Installation of variable speed drives in phased manner to optimize the running speed of energy intensive equipment.

v. Installation of energy efficient recuperators/heat exchangers for waste heat recovery.

vi. Regular monitoring of furnaces and air compressor parameters.

vii. Reduction in lubricant consumption by developing superior/indigenous lubricants and through condition monitoring.

1. ALUMINA PLANT :

   i. Installation of magnetic resonator in calciner to improve the characteristics of fuel oil for savings in consumption

   ii. Condensation losses in co-generation unit of Alumina refinery has been reduced by utilizing low-pressure extraction steam from bottoming turbine by optimizing steam header pressure at various units of refinery.

   iii. Ball Mill No. 6 throughput increased by 20% to reduce its specific power consumption by upgrading discharge circuit.

   iv. Revamping of instruments and Hooking Ball Mill No. 8 and desilication circuit to DCS for improved process control.

   v. Reducing radiation losses through high pressure steam headers by a suitable redesigning of layout and insulation.

2. SMELTER:

   i. Interlocking of flue exhaust fans of Cast house to save electrical and fuel energy.

   ii. Use of alloying tablets in place of master alloy.

   iii. Heating of control pin through electrical heating furnace instead of LPG fired burner to reduce energy cost.

   iv. Installation of energy efficient compressor in Reduction Plant-2 to save electrical energy.

   v. Installation of state of art firing control system in Baking Furnaces to improve baked anode quality and to reduce fuel consumption.

   vi. Modernization of Paste Plant with the installation of the latest Grinding, Proportioning and Mixing equipment to improve green anode quality and its productivity.

   vii. Replacement of old diodes by new energy efficient diodes in Rectifier Unit No. 3 and 8

   viii. Replacement of cooling fan MS blade of transformer with FRP blade to reduce power consumption.

   ix. Optimum utilization of compressed air by redesigning the airline, and installation of solenoid valve at various places.

3. FABRICATION:

   i. Installation of Variable Frequency Drive on fume exhaust fan motor in Davy and Bliss Cold Mill lead to reduced power consumption.

ii. Installation of technically upgraded Recuperator in Properzi furnace No. 7 and 8 and Caster Furnace No. 2 to recover waste heat and to reduce fuel consumption.

iii. Modification of PLC system in annealing furnace No. 5.

iv. Optimization of Aging furnace cycle to increase productivity and energy saving.

v. PLC software of Davy Mill, Extrusion Press, Bliss Cold and Hot Mill has been modified to optimize the equipment set up time.

vi. Redesigned of insulation in Soaking Pits and Annealing Furnaces to reduce energy consumption.

vii. Provision of Harmonic filters at main transformer No. T3 and T4 to reduce line losses.

viii. Replacement of existing luminaries with energy efficient luminaries.

ix. Optimization of running hours of motors/luminaries.

4. FOIL DIVISION:

i. Commissioning of 110 kW Variable Frequency drive for Mill M – 50 fume exhaust system.

ii. Interlocks to stop new heavy gauge slitter and Extruder Coater blower motors for efficient working of machines.

iii. Commissioning of colony sub – station with separate domestic power source to reduce energy costs.

5. POWER PLANT:

a. RENUSAGAR POWER DIVISION:

i. Optimization of operating practices for utilizing recycled water for reduction in make-up water and power consumption.

ii. Overhauling of TG set No. 2 and 5 to reduce steam path clearance and to improve heat rate.

iii. Modification in Boiler Feed Pump Impeller of Unit No. 6 to save electrical energy.

iv. Installation of 9 sets of FRP blades in place of MS blade in Cooling Towers Fan of Unit No. 4 and 6 to save power.

v. Installation of SS liners and No Coal Flow Alarm System in boiler for reducing HSD oil consumption and prevention of Unit Tripping.

vi. Redesigning of insulation of main steam and feed water pipe line of TG No. 8 to improve heat rate.

vii. Acid cleaning of Boiler No. 4 tubes for internal surface cleaning to increase heat transfer for improving Boiler efficiency.

viii. Modification in cooling system of HT transformer of the Auxiliary unit and Generators and introduction of auto control for power saving.

b. CO-GENERATION POWER UNIT:

i. Installation of Vent condenser in Boiler No. 1 and 2 to recover heat from Deaerator vent steam.

ii. Recycling of back wash water of MGF of cooling tower and neutralizing pit of DM plant.

iii. Towards a zero water discharge area, a system has been modified to recycle the ash water, exhaust cooling water and surface water.

iv. Modification in the pipeline circuit of primary air feeding system to increase turbulence and retention time in the furnace. This enables complete combustion of coal for increasing efficiency of Boiler No. 2.

v. Installation of heat exchanger in new DM plant to recover heat from the Reynold digestion condensate.

vi. Optimization of running of roof Ventilator fans motor of Coalbunker of Boiler No. 1.

b. ADDITIONAL INVESTMENT AND PROPOSALS BEING IMPLEMENTED

1. ALUMINA PLANT:

i. To reduce steam consumption direct heating of Drum filtrate liquor instead of indirect heating with 50 PSI steam.

ii. Direct pumping of Ball Mill No. 2, 3 discharge slurry to slurry holding tank No. 5 by respective GMD pumps to eliminate intermediate pumping station (BHT Pump) to save power.

iii. Variable Frequency Drive for Evaporation-III Hot well pump to save power.

iv. To convert conventional cooling tower of vanadium plant into fan less and fin less cooling tower for power saving.

v. Modification in FLS Calciner for increasing throughput to reduce specific oil consumption by partly drawing preheated hydrate from the last pre heater to first cooler directly instead of combustion chamber.

2. SMELTER:

i. Implementation of Dynamic Aluminium Fluoride feeding system through software programming to improve Pot's stability and effect voltage/power reduction in new pot lines.

ii. Use of modified anodes to reduce specific power consumption.

iii. Provision of Air washing chamber for air washing of workmen after duty hours. This would result in reduction of compressed air consumption, while enhancing safety.

iv. Use of Butt Shot Blast Machine for both rod cleaning and butt cleaning.

v. Installation of Scrap Shredding, Bailing and Charging machine in Cast House to reduce melt loss and fuel consumption.

vi. Switching over to LDO in place of FO in Slab Casting house to reduce Energy costs.

vii. Introduction of vacuum tapping in place of Siphon tapping to save heat Loss.

3. FABRICATION:

i. Installation of VFD on Hot Mill 50mm Shear M/C and Compressors to save electrical energy.

ii. PLC for Annealing furnaces to optimize cycle time as well as to change insulation so as to reduce heat losses.

iii. Redesigning and provision of new insulation in remaining Soaking Pits.

iv. Installation of capacitor bank in Remelt area to improve power factor.

v. Installation of digital PID control system in Remelt area Furnace for better control as well as reduction in excess air.

4. FOIL DIVISION:

i. To commission LPG fired Thermic fluid system in place of electrical heating system.

ii. Replacement of existing luminaries with energy efficient luminaries.

5. POWER PLANT:

a. RENUSAGAR POWER DIVISION:

i. Effluent Treatment and Water Treatment Plants are being upgraded.

ii. Revamping of Boiler No. 1 and 2 along with ESP for efficiency improvements.

iii. Installation of VFD in PA, FD and ID fans of Boiler No. 1,2 and 8 to reduce consumption of electrical energy.

iv. Tube cleaning of Boiler No. 5 to increase heat transfer, which will strengthen Boiler efficiency.

v. Replacement of HP Heaters of unit No. 2 and 3 for improvement in the Rankine cycle efficiency.

vi. Installation of on line flue gas analyzer and auto SADC system in Boiler No. 5 to 9 to control excess air.

b. CO-GENERATION POWER UNIT:

i. To install heat exchanger in Boiler No. 1 and 2 DM Plant to recover extra heat received from process condensate.

ii. Utilization of Extraction - III steam in Alumina refinery spared from Boiler auxiliaries to reduce condensation losses.

iii. Installation of online pH and conductivity meter at SBA outlet of all DM units to reduce DM water losses.

iv. Installation of VFD in ID fan of Boiler No. 2.

v. Replacement of cable by bus duct to save electrical energy by removing reactors.

c. IMPACT OF MEASURES IN (A) AND (B) ABOVE:

The various Energy Conservation Measures undertaken by your Company have yielded encouraging results in most production centers. Efforts continue to further optimize energy productivity through ongoing and planned measures.

d. TOTAL ENERGY CONSUMPTION AND ENERGY CONSUMPTION PER TON OF PRODUCTION

(As per Form "A" below)

Form A

A. Power & Fuel Consumption		2001-2002	2000-2001
1 Electricity			
a) Purchased from SEB's			
Units (KWH in thousands)		19,484	14,115
Total Amount (Rs in mn) excluding Minimum Demand Charges for Renukoot		54.61	37.92
Rate/Unit (Rs)		2.80	2.69
b) Own Generation			
1 Through Steam Turbine/Generator			
Units (KWH in thousands)		4,297,155	4,183,576
Cost/Unit (Rs) (Coal & Fuel only)		0.74	0.66
2 Through Diesel Generator			
Units (KWH in thousands)		859	2,932
Cost/Unit (Rs)		4.90	4.01
3 Adjusted out of Banked Energy			
Units (KWH in thousands)		66,422	—
2 Steam Coal (for Generation of Steam)			
Quantity (Tonnes)		4,813,617	4,718,272
Total Amount (Rs in mn)		3,452.17	3,002.28
Average Rate (Rs)		717.17	636.31
3 Furnace Oil (Fuel Oil,L.D.Oil,HSD Oil)			
Quantity (KL)		66,477	67,321
Total Amount (Rs in mn)		667.71	706.84
Average Rate (Rs)		10,044.20	10,499.55
4 Steam (Purchased)			
Quantity (Tonnes)		105,069	104,566
Total Amount (Rs in mn)		18.75	16.29
Average Rate (Rs)		178.45	155.76
B Consumption per Unit of Production (per MT)			
	Unit		
1 Aluminium Metal (including Alumina)			
Electricity	kwh	16,201	16,191
Furnace Oil	Litres	205	206
Steam Coal	MT	1.534	1.657
Average C.V. of Steam Coal	K.Cal/kg	3,700	3,594
2 Redraw Rods (including Alloy Rods)			
Electricity	kwh	71	75
Furnace Oil	Litres	46	47
3 Fabricated Products (Rolled & Extrusion)			
Electricity	kwh	1,195	1,227
Furnace Oil	Litres	80	85
4 Aluminium Foil			
Electricity	kwh	885	978

ANNEXURE TO THE DIRECTORS' REPORT

B. TECHNICAL ABSORPTION

e EFFORTS MADE IN TECHNOLOGY ABSORPTION

(As per Form "B" given below)

FORM B

RESEARCH & DEVELOPMENT (R&D)

1. **Specific areas in which R&D carried out by the Company during the year 2001-02.**

   The Company's Research and Development efforts have focused on the following objectives:-

   - Improvement in metal hygiene.
   - Process optimization and upgradation.
   - Cost reduction.
   - Waste utilisation.
   - Environmental preservation.

2. **Benefits derived as a result of the above R&D:**

   - Production of High purity metal by improved process control methodology.
   - Reduction in fluoride consumption in pot cell operation.
   - Upgradation of thermal insulation in all vessels and pipe lines.
   - Better condensate management system.
   - Development of high value added products for international market.
   - Development of products for strategic sector applications.
   - Reduction in effluent volumes.
   - Improved solid waste utilisation.

3. **Future plan of action**

   - To develop new value added products based on aluminium alloys and foil.
   - Maximum utilisation of aluminium and its alloys in the rolling stock for Indian Railways.
   - Attempt to improve metal purity so as to make suitable for electronic industry.
   - To interact with IITs, Universities and Research Laboratories for joint projects for new technology development.
   - To widen product range of the Company.
   - To work for total customer satisfaction.

4. **Expenditure on R&D**

(Rs in million)

		2001-2002	2000-2001
a)	Capital	10.33	6.36
b)	Recurring	8.28	8.43
c)	Total (a+b)	18.61	14.79
d)	Total R&D Expenditure as % of Total Turnover	0.08%	0.06%

5. **Technology absorption, adaptation and innovation**

   i. **Efforts in brief**

   - The Company has been able to improve quality and offer increased diversity as well as volumes of products by successful absorption and upgradation of imported technology. There has been continuous improvement in operational efficiencies.

ii. Benefits derived

- The Company has emerged as a highly competitive player in aluminium business
- The Company has been able to successfully meet the challenges of domestic and international competitors as well as the global economic down turn.

iii. Details of Technology Imported in past 5 years:

Technology Imported for	Year of Import*	Has the Technology been Fully absorbed	If not fully absorbed, areas where this has not taken place, reasons thereof and future plan of action.
Rolled Products	1996-97	Absorbed	
Upgraded Celtrol Technology	From 1997-98 to 2000-01.	Partially implemented	Discussion in progress with the supplier.
Stub Welding technology	From 1997-98 to 2000-01.	Absorbed	
Manufacture of Green Anode Paste.	From 1998-99 to 2001-02	Under stabilization	
Design & Manufacture of Aluminium Alloy	from 1998-99 to 2004-05	Absorbed	
Precipitation Process Technology for Alumina Plant	From 1999-00 to 2000-01.	Under implementation	
Baking Furnace Technology for Carbon Plant	From 2000-01 to 2002-03.	Under implementation	
Pitch Fume Treatment Technology.	From 2000-01 to 2001-02.	Under implementation	

* In terms of the agreements.

C. FOREIGN EXCHANGE EARNINGS & OUTGO

f. Activities related to Exports

Exports during the year were Rs. 3373.81 million vis-à-vis exports of Rs 3763.34 million during the preceding year. Even as exports were scaled back to accord priority to domestic market needs, the Company progressed on its strategy of emphasizing export of Value Added Products.

g. Total Foreign Exchange used and earned

Foreign Exchange used	Rs. 219.89 million
Foreign Exchange earned	Rs. 3373.81 million

ANNEXURE TO THE DIRECTORS' REPORT

STATEMENT OF PARTICULARS OF EMPLOYEES PURSUANT TO THE PROVISIONS OF SECTION 217(2A) OF THE COMPANIES ACT, 1956 AND FORMING PART OF THE DIRECTORS' REPORT FOR THE YEAR ENDED 31ST MARCH, 2002

(A) Employed throughout the Financial Year under review and were in receipt of remuneration for the Financial Year in the aggregate of not less than Rs.24,00,000/- per annum.

(a) Age (b) Qualification (c) Designation (d) Nature of duties (e) Commencement of Employment (f) Experience (years) (g) Remuneration (Gross/Net Rs.) (h) Particulars of last Employment, Last Post, Employer (No.of years)

1. Shri A.K. Agarwala (a) 69 (b) B.Com., F.C.A., L.L.B. (c) Whole-Time Director (d) Overall Management & Administration (e) 7.12.1959 (f) 45 (g) 1,20,73,322/62,47,546 (h) –
2. Shri Shashi K. Maudgal (a) 48 (b) B. Tech. (Chem. Engg.) P.G. Diploma (Marketing & Finance) (c) Executive President (Marketing) & CEO (Foils & Wheels) (d) Management (e) 14.2.2001 (f) 23 (g) 29,75,934/12,65,377 (h) Executive Director (Marketing & Sales) Ceat Ltd. (2 ½).

(B) Employed for part of the Financial Year under Review and were in receipt of remuneration at the rate of not less than Rs.2,00,000/- per month

1. Shri Saurabh Mishra (a) 54 (b) B.A. (Hons.) (c) Full-time Advisor (d) Advisor (e) 26.4.1999 (f) 33 (g) 41,37,170/21,88,109 (h) Deputy Chairman, ITC Ltd.(30)

NOTE:

1) Nature of Employment: All appointments are non-contractual.

2) Other terms and conditions as per Company's Rules/Scheme.

3) Remuneration as shown above includes Salary, Allowance, Ex-gratia, Contribution to Provident Fund, Superannuation Scheme and other perquisites in addition, Medical benefits and furnished accommodation on rental basis have been provided as per Company's Rules/Scheme.

4) Net take home Pay represents net amount received after deduction of Income-tax, Provident Fund and other reimbursements.

5) None of the Employees named above is a relative of any Director of the Company.

ANNEXURE TO DIRECTORS' REPORT

Auditors' Certificate on Corporate Governance

To the Members of Hindalco Industries Limited

We have examined the compliance of the conditions of Corporate Governance by Hindalco Industries Limited for the year ended 31st March, 2002 as stipulated in clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to the procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of the opinion on the financial statements of the Company.

In our opinion and to the best of our information and explanations given to us, we may certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that in respect of investor grievances received during the year ended 31st March, 2002, no investor grievances are pending against the Company as on 31st March 2002, as per the records maintained by the Company and presented to the Investors'/Shareholders' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For SINGHI & CO
Chartered Accountants

RAJIV SINGHI
Partner

3rd May, 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of HINDALCO INDUSTRIES LIMITED as at 31st March, 2002 and also the profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting, the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of the section 227 of the Companies Act, 1956, We enclose in the annexure a statement on the matters specified in the paragraphs 4 & 5 of the said order.

Further to our comments in the annexure referred to the above, we report that:

1) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.

2) In our opinion, proper books of account as required by the Companies Act, 1956 (as amended) have been kept by the Company so far as appears from our examinations of those books.

3) The Balance Sheet and the Profit & Loss Account are in agreement with books of account and comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956.

4) On the basis of the written representations received from the directors as on 31st March, 2002 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2002 from being appointed as a director in terms of clause (g) of Sub-section (1) of Section 274 of the Companies Act, 1956, and

5) In our opinion and to the best of our information and according to the explanations given to us, the annexed accounts read with the notes in Schedule 21 give the information required by the Companies Act, 1956 (as amended) in the manner so required and give a true and fair view:

   (a) In the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and

   (b) In the case of the Profit & Loss Account, of the Profit of the Company for the year ended on that date.

Camp : Mumbai
Dated : The 3rd day of May, 2002
1-B, Old Post Office Street,
Kolkata

For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants

ANNEXURE TO THE AUDIT REPORT

i) The Company has maintained proper records to show full particulars including quantitative details and location of fixed assets. These have been physically verified wherever possible during the year and no significant discrepancies have come to the notice on such physical verification as confirmed by the management.

ii) None of the Fixed Assets of the Company have been revalued during the year.

iii) The stocks of finished goods (except finished goods lying with stockists and in transit), stores, spare-parts and raw materials have been physically verified at reasonable intervals during the year by the Management.

iv) In our opinion, the procedure of physical verification of stocks followed by the Management is reasonable and adequate in relation to the size of the Company and nature of its business.

v) The discrepancies between the physical stocks and book stocks, which are not significant, have been properly dealt with in the books of account.

vi) In our opinion, the valuation of stocks of finished goods, work-in-process, stores & spare-parts and raw materials has been fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in previous year.

vii) The Company has not taken any loan, secured or unsecured, from the companies, firms or other parties listed in the register maintained under Section 301. Provision of Section 370(1B) has been omitted, hence not commented upon.

viii) The Company has given unsecured loan to companies listed in the register maintained under Section 301. The rate of interest and other terms and conditions on which these have been granted are not prima facie prejudicial to the interest of the company. Provision of Section 370(1B) has been omitted, hence not commented upon.

ix) 1) Recovery of principal and interest, for loans and adjustment of advances given to limited companies are as per terms stated in Note No.10 (a) & (d) in Schedule 21.

2) The other Parties to whom loan/deposits have been granted by the Company are generally repaying the principal amount and interest as stipulated. Advances free of interest given to the employees are generally being recovered as per stipulation.

x) On the basis of checks carried out during the course of audit and as per explanations given to us, we are of the opinion that there is an adequate internal control procedure commensurate with the size of the Company for the purchase of stores, raw materials including components, plant and machinery, equipment and other assets and for sale of goods.

xi) In our opinion, and according to the information and explanations given to us, the transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 or more in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices as available with the company for such goods, materials or services or the prices at which transactions for similar goods and services have been made with other parties.

xii) As explained to us, the Company has a regular procedure for the determination of the unserviceable or damaged stores, raw materials or finished goods and loss so determined has been properly dealt with in the accounts.

xiii) Directives issued by the Reserve Bank of India and provisions of Section 58A of the Companies Act, 1956 and the rules framed there-under have been complied with in respect of deposits accepted from the public.

xiv) The Company has maintained reasonable records for the sale and disposal of by-products and scraps.

xv) The Company has an internal audit system, which in our opinion is commensurate with the size and nature of the business.

xvi) The Company has maintained proper cost records as prescribed by Central Government under Section 209 (1)(d) of the Companies Act, 1956 for the products of the Company but no detailed examination of such records has been carried out by us.

xvii) The Company is regular in depositing Provident Fund and Employees' State Insurance dues with the appropriate authorities.

xviii) According to the information and explanations given to us and the books and records examined by us, there are no undisputed amounts, payable in respect of Income-Tax, Sales-Tax, Customs Duty and Excise Duty outstanding as at 31st March, 2002 for a period exceeding six months from the date they become payable.

xix) The Company has a policy of authorizing expenditure based on reasonable checks and controls. This policy is intended to ensure that expenses are authorized on the basis of contractual obligations or accepted business practices having regard to the Company's business needs and exigencies. In terms of these observations, we have not come across any expenses charged to Revenue Account, which in our opinion and judgment, and to the best of our knowledge and belief, could be regarded as personal expenses.

xx) The Company is not a sick Industrial Company within the meaning of the Sick Industrial Companies (special Provisions) Act, 1985.

Camp : Mumbai
Dated : The 3rd day of May, 2002
1-B, Old Post Office Street,
Kolkata

For SINGHI & CO.
RAJIV SINGHI

Partner
Chartered Accountants

BALANCE SHEET AS AT 31ST MARCH, 2002

(Rs.in Million)

	Schedule	As at 31st March, 2002	As at 31st March, 2001
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	'1'	744.63	744.69
Reserves & Surplus	'2'	56,429.08	55,910.98
		57,173.71	56,655.67
LOAN FUNDS			
Secured Loans	'3'	9,280.03	6,940.36
Unsecured Loans	'4'	297.33	206.83
		9,577.36	7,147.19
DEFERRED TAX		4,443.15	—
	TOTAL	71,194.22	63,802.86
APPLICATION OF FUNDS			
FIXED ASSETS			
Gross Block	'5'	56,726.19	53,582.59
Less : Depreciation		24,858.27	21,977.96
Net Block		31,867.92	31,604.63
Capital Work-in-Progress		6,441.35	2,782.46
		38,309.27	34,387.09
INVESTMENTS	'6'	19,852.50	19,174.57
CURRENT ASSETS, LOANS & ADVANCES			
Inventories	'7'	3,771.75	3,473.54
Sundry Debtors	'8'	2,731.79	2,055.05
Cash & Bank Balances	'9'	3,870.28	2,658.08
Loans, Advances & Deposits	'10'	6,199.13	4,899.00
		16,572.95	13,085.67
Less :			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	'11'	2,480.56	1,805.00
Provisions	'12'	1,059.94	1,039.47
		3,540.50	2,844.47
NET CURRENT ASSETS		13,032.45	10,241.20
	TOTAL	71,194.22	63,802.86

Notes on Accounts '21'

As per our report annexed.
For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants

Camp: Mumbai
Dated: The 3rd day of May, 2002

A. K. AGARWALA
Whole-time Director

ANIL J. JHALA
Company Secretary

Chairman: KUMAR MANGALAM BIRLA

Directors: C. M. MANIAR
E. B. DESAI
M. M. BHAGAT
S. S. KOTHARI
K. N. BHANDARI

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2002

(Rs.in Million)

INCOME	Schedule	For the year ended 31st March, 2002	For the year ended 31st March, 2001
Sales & Conversion Charges			
(Tax deducted at source Rs. 20.80 million)		26,595.21	25,836.23
Less: Excise Duty		3,281.58	3,082.22
		23,313.63	22,754.01
Other Income	'13'	2,109.09	1,314.91
Increase /(Decrease) in Stocks	'14'	192.98	(88.81)
		25,615.70	23,980.11
EXPENDITURE			
Raw Materials Consumed	'15'	4,755.70	4,290.69
Manufacturing Expenses	'16'	5,549.21	4,829.88
Payments to and Provision for Employees	'17'	1,671.64	1,523.16
Selling, Distribution, Administration and Other Expenses	'18'	1,589.87	1,492.95
Interest	'19'	455.95	618.78
Depreciation	'20'	1,543.34	1,423.86
		15,565.71	14,179.32
PROFIT BEFORE TAX		10,049.99	9,800.79
Provision for Current Tax		2,570.00	3,020.00
PROFIT BEFORE DEFERRED TAX		7,479.99	6,780.79
Provision for Deferred Tax		620.00	—
NET PROFIT		6,859.99	6,780.79
Balance Brought Forward from Previous year		550.00	550.00
BALANCE AVAILABLE FOR APPROPRIATIONS		7,409.99	7,330.79
APPROPRIATIONS			
Debenture Redemption Reserve		721.50	521.50
Capital Redemption Reserve		0.06	—
Proposed Dividend on Equity Shares		1,005.21	893.59
Tax on Proposed Dividend		—	91.15
Transfer to General Reserve		5,133.22	5,274.55
Balance Carried to Balance Sheet		550.00	550.00
		7,409.99	7,330.79
Basic and Diluted Earnings Per Share (in Rupees)		92.12	91.06
Notes on Accounts	'21'		

As per our report annexed.
For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants

A. K. AGARWALA
Whole-time Director

Chairman: KUMAR MANGALAM BIRLA

Directors: C. M. MANIAR
E. B. DESAI
M. M. BHAGAT
S. S. KOTHARI
K. N. BHANDARI

Camp: Mumbai
Dated: The 3rd day of May, 2002

ANIL J. JHALA
Company Secretary

SCHEDULES

		As at 31st March, 2002	As at 31st March, 2001
			(Rs.in Million)
SCHEDULE '1'			
SHARE CAPITAL			
AUTHORISED			
1450,00,000	Equity Shares of Rs.10/- each.	1,450.00	1,450.00
5,00,000	14% Free of Company's tax but subject to deduction of taxes at source at the prescribed rates, Redeemable Cumulative Preference Shares of Rs. 100/- each	50.00	50.00
		1,500.00	1,500.00
ISSUED, SUBSCRIBED AND PAID-UP			
744,66,213 (744,72,020)	Equity Shares of Rs.10/- each fully paid-up	744.66	744.72
	Less: Face value of Shares forfeited	0.06	0.06
		744.60	744.66
	Add: Forfeited Shares Account (Amount Paid-up)	0.03	0.03
		744.63	744.69

NOTE:

1. Subscribed and paid-up Equity Share Capital includes:
   (i) 491,76,677 Shares allotted as fully Paid-up Bonus Shares by Capitalisation of General Reserve and Capital Redemption Reserve.
   (ii) 6,00,000 Equity Shares of Rs. 10/- each fully paid-up issued pursuant to a contract for consideration other than cash.
2. 5,807 Shares have been bought back during the year. (Refer Note No. 22 in Schedule '21')

	As at 31st March, 2002	As at 31st March, 2001
SCHEDULE '2'		
RESERVES AND SURPLUS		
CAPITAL RESERVE		
i) Subsidy received from U.P. Govt. under Subsidised Housing Scheme for Industrial workers:		
As per last Balance Sheet	5.06	5.06
Less: Transfer to General Reserve	5.06	—
	—	5.06
ii) Revaluation Reserve (Refer Note (A) in Schedule 5):		
As per last Balance Sheet	12,867.46	14,340.93
Less: Adjustment on sale/discarded of revalued Assets	44.94	1.62
	12,822.52	14,339.31
Less: Transferred to Profit & Loss Account being difference of depreciation on revalued cost of assets and that on its original cost	1,464.44	1,471.85
	11,358.08	12,867.46
Carried over	11,358.08	12,872.52

SCHEDULE '2' (Contd.)

	As at 31st March, 2002	(Rs.in Million) As at 31st March, 2001
Brought forward....	11,358.08	12,872.52
CAPITAL REDEMPTION RESERVE		
Transfer from Profit & Loss Account	0.06	—
SECURITIES PREMIUM ACCOUNT		
As per last Balance Sheet	6,890.47	6,890.47
DEBENTURE REDEMPTION RESERVE		
As per last Balance Sheet	962.66	670.76
Add: Created during the year	721.50	521.50
	1,684.16	1,192.26
Less: Transferred to General Reserve on Redemption of Debentures	216.66	229.60
	1,467.50	962.66
GENERAL RESERVE		
As per last Balance Sheet	34,635.33	29,131.18
Less: Cumulative effect on recognition of Deferred tax liabilities (Refer Note No. 23 in Schedule '21')	3,823.15	—
	30,812.18	29,131.18
Less: Utilised for premium on Buy Back of Shares (Refer Note No. 22 in Schedule '21')	4.15	—
	30,808.03	29,131.18
Add: Transferred from Debenture Redemption Reserve	216.66	229.60
	31,024.69	29,360.78
Add: Transferred from Capital Reserve	5.06	—
	31,029.75	29,360.78
Add: Transfer from Profit & Loss Account	5,133.22	5,274.55
	36,162.97	34,635.33
PROFIT & LOSS ACCOUNT BALANCE	550.00	550.00
	56,429.08	55,910.98

SCHEDULE '3'
SECURED LOANS

A. Secured Redeemable Non-Convertible Debentures

		As at 31st March, 2002	As at 31st March, 2001
25,00,000 of Rs. 100/- each	17% Redeemable in three equal instalments on 11th May, 1999 (Redeemed), 11th May, 2000 (Redeemed) & 11th May, 2001 (Redeemed)	—	83.33
100,00,000 of Rs. 100/- each	17.5% Redeemable in three instalments on 1st January, 2001 (Redeemed) , lst January, 2002 (Redeemed) & 1st January, 2003	300.00	650.00
2,000 of Rs. 5,00,000/- each	13.2% Redeemable in three instalments on 9th September, 2002, 9th September, 2003 & 9th September, 2004	1,000.00	1,000.00
100 of Rs. 1 Crore each	10.75% Redeemable on 5th July, 2005 (Put/call option on 5th July, 2003)	1,000.00	1,000.00
150 of Rs. 1 Crore each	11.22% Redeemable on 12th January, 2008 (Put/call option on 12th January, 2006)	1,500.00	1,500.00
200 of Rs. 1 Crore each	9.75% Redeemable on 2nd July, 2008 (Put/call option on 2nd July, 2006)	2,000.00	—
50 of Rs. 1 Crore each	9.00% Redeemable on 17th September, 2008 (Put/call option on 17th September, 2006)	500.00	—
	Carried over	6,300.00	4,233.33

(Rs.in Million)

SCHEDULE '3' (Contd.)	As at 31st March, 2002	As at 31st March, 2001
Brought forward....	6,300.00	4,233.33
All the above Debentures are Secured by Mortgage of immovable properties both present and future, ranking pari-passu with charges created/to be created in favour of Financial Institutions save and except, some of the workers' Quarters and a floating charge on movable assets of the Company subject to charge created/to be created in favour of the Bankers for securing Working Capital facilities.		
Interest accrued and due on aforesaid Debentures	—	2.19
B. From Government of Uttar Pradesh under Subsidised Housing Scheme for Industrial Workers Secured by hypothecation of Workers' Quarters (repayable within one year Rs. 0.24 million)	1.34	1.59
C. From Scheduled Banks - Cash Credit & Export Credit Account Secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Materials-in-Process and Finished Products (including interest accrued and due Rs. 0.12 million)	563.09	255.70
D. Foreign Currency Loans from Banks These Loans are ranking pari-passu and are secured by hypothecation of immovable assets and its accessories etc. installed and/or to be installed in Unit No.8 of the power plant. (Repayable within one year US $ 1.50 million)	2,415.60	2,447.55
	9,280.03	6,940.36

SCHEDULE '4'
UNSECURED LOANS

Employees' & other Deposits	297.33	206.83
	297.33	206.83

SCHEDULE '5'
FIXED ASSETS

(Rs.in Million)

DESCRIPTION	GROSS VALUE				DEPRECIATION				NET VALUE	
	As at 31.03.2001	Additions during the year	Less Sales/ Adjustments during the year	Total upto 31.03.2002	Upto 31.03.2001	Provided during the year U/s 205(2)(b)	Less Adjusted on sales or adjust-ments	Total upto 31.03.2002	As at 31.03.2002 as per Balance Sheet	As at 31.03.2001 as per last Balance Sheet
Mining Rights	50.11	—	—	50.11	7.44	2.48 (D)	—	9.92	40.19	42.67
Land & Site Development	280.37	1.39	—	281.76 (A)	2.68	0.65 (C)	—	3.33	278.43	277.69
Buildings(Factory & Non-Factory)	5,338.55	837.18	24.22	6,151.51 (A)(B)(E)	1,217.76	143.35	7.64	1,353.47	4,798.04	4,120.79
Plant, Machinery & Equipment	46,284.00	2,283.71	140.89	48,426.82 (A)	19,977.83	2,723.37	96.77	22,604.43	25,822.39	26,306.17
Aerial Ropeways	188.33	—	—	188.33	124.76	14.85	—	139.61	48.72	63.57
Construction & Mobile Equipments, Vehicles & Aircraft	636.60	47.32	26.74	657.18	322.29	55.03	13.25	364.07	293.11	314.31
Railway Sidings	42.36	2.53	—	44.89	19.51	1.83	—	21.34	23.55	22.85
Furniture, Fixtures, Air-conditioners, Office Equipments,Computer,Fire Fighting Equipments etc.	700.20	164.79	13.79	851.20	299.51	66.39	10.98	354.92	496.28	400.69
Live Stock	2.47	0.43	0.45	2.45	—	—	—	—	2.45	2.47
Roads & Drainage	59.60	12.34	—	71.94	6.18	1.00	—	7.18	64.76	53.42
TOTAL:	53,582.59	3,349.69	206.09	56,726.19	21,977.96	3,008.95 (A)	128.64	24,858.27	31,867.92	31,604.63
PREVIOUS YEAR	52,350.48	1,311.42	79.31	53,582.59	19,099.93	2,902.30	24.27	21,977.96	31,604.63	—

NOTES:

(A) The major items of Land & Site Development and Buildings (Factory & Non-factory) on 1st January, 1985, 1st April, 1992 and 1st April, 1998 were revalued and also the revaluation of the major items of Plant & Machinery as on 1.1.1977, 1.1.1981, 1.1.1985, 1.4.1992 and 1.4.1998 was done and the resultant increase in the book value is Rs.25,809.29 Million (Gross) Depreciation for the year includes Rs.1,464.44 Million pertaining to revalued amount.

(B) Includes cost of ownership flat Rs. 16.57 Million in co-operative Societies and Ownership office at Delhi Rs. 3.74 Million.,at Bangalore Rs. 12.57 Million & at Mumbai Rs. 381.92 Million.

(C) Leasehold Land amounting to Rs. 14.24 Million written off proportionately.

(D) Mining Rights amounting to Rs. 49.69 Million for 20 years lease written off proportionately.

(E) Includes Rs. 163.56 Million towards rights to use & occupy an office space in a building for which the company has invested Rs. 131.81 Million in Shares & Debentures of a company.

	As at 31st March, 2002	(Rs.in Million) As at 31st March, 2001
SCHEDULE '6'		
INVESTMENTS		
A. LONG TERM INVESTMENT		
i. UNQUOTED		
a. GOVERNMENT SECURITIES		
Indira Vikas Patra (amount Rs. 200.00) (*amount Rs. 200.00)		
National Plan Savings Certificates (Deposited as Security with Excise Authorities,Allahabad) (amount Rs. 1000.00) (*Rs. 1000.00)		
National Saving Certificates (Includes Certificates for Rs.0.09 million deposited as security with Govt. bodies)	0.41	0.37
National Defence Certificates (Deposited with D.S.O. Mirzapur) (amount Rs. 200.00) (*Rs. 200.00)		
b. EQUITY & PREFERENCE SHARES IN SUBSIDIARY COMPANIES		
35,006 Equity Shares of Rs.10/- each fully paid-up in Minerals & Minerals Ltd. (including 606 Shares of Rs.10/- each fully paid-up held jointly with nominees)	1.51	1.51
92,50,000 Equity Shares of Rs.10/-each fully paid-up in Renuka Investments & Finance Ltd. (including 10 shares of Rs. 10/- each fully paid- up held in the name of nominee.)	92.50	92.50
150 15% Redeemable Cumulative Preference Shares of Rs. 100/- each fully paid-up in Renuka Investments & Finance Ltd.	0.02	0.02
47,95,000 (*2,60,000) Equity Shares of Rs.10/- each fully paid in Renukeshwar Investments & Finance Ltd. (including 10 shares of Rs.10/- each fully paid-up held in the name of nominee.)	47.95	2.60
150 15% Redeemable Cumulative Preference Shares of Rs. 100/- each fully paid-up in Renukeshwar Investments & Finance Ltd.	0.02	0.02
c. OTHER SHARES, DEBENTURES AND BONDS		
16,54,331 Equity Shares of Rs.10/- each fully paid-up in Gwalior Properties & Estates Ltd.	74.26	74.26
16,92,221 Equity Shares of Rs.10/- each fully paid-up in Seshasayee Properties Pvt. Ltd.	76.54	76.54
Carried Over	293.21	247.82

SCHEDULE '6' (Contd.)
INVESTMENTS (Contd.)

(Rs.in Million)

	As at 31st March, 2002	As at 31st March, 2001
Brought Forward ...	293.21	247.82
16,58,292 Equity Shares of Rs.10/- each fully paid-up in Turquoise Investments & Finance Ltd.	189.65	189.65
16,83,417 Equity Shares of Rs.10/- each fully paid-up in Trapti Trading & Investments Pvt. Ltd.	192.54	192.54
2,500 Ordinary Shares of CHF 100 each fully paid-up in Birla International Limited.	5.29	5.29
25,00,000 10.75% Redeemable Cumulative Preference Shares of Rs.100/- each fully paid-up in Birla Global Finance Ltd.	250.00	250.00
17,35,72,882 Equity Shares of Birla AT&T Communications Ltd. of Rs. 10/- each fully paid-up.	1,735.73	1,735.73
2 Equity Shares of Rs.100/- each fully paid-up in Udyog Services Ltd. (amount Rs. 200.00) (*amount Rs. 200.00)		
20 Shares of Rs.50/-each fully paid-up in Shri Ganesh Krupa Co-operative Housing Society Ltd. (amount Rs.1000.00) (*amount Rs.1000.00)		
5 Equity Shares of Rs. 50/- each fully paid-up in The Ivory Tower Premises Co-operative Housing Society Ltd. (amount Rs.250.00) (*amount Rs.250.00)		
100 12.10% Non-Convertible Debentures of HDFC Ltd. of Rs.10,00,000/- each	100.00	100.00
8,75,000 16% (* 17.5%) Secured Reedemable Non-Convertible Debentures of Mangalore Refinery & Petrochemicals Ltd. of Rs.200/- each fully paid-up (Redeemed till date Rs.160/-)	34.79	34.79
ii. QUOTED		
a. EQUITY SHARES IN SUBSIDIARY COMPANY		
5,30,66,724 Equity Shares of Rs.10/- each fully paid-up in Indian Aluminium Co.Ltd.	10,126.30	10,126.30
b. SHARES, DEBENTURES AND BONDS		
b.1. TRADE INVESTMENTS		
15,60,000 Equity Shares of Rs.10/- each fully paid-up in Bihar Caustic & Chemicals Ltd.	17.99	17.99
9,95,652 Equity Shares of Rs.10/- each fully paid-up in Tanfac Industries Ltd.	9.96	9.96
b.2. OTHERS		
1,95,79,357 Equity Shares of Rs. 10/- each fully paid-up in Indo Gulf Corporation Ltd.	433.35	433.35
9,56,95,742 Equity Shares of Rs. 10/- each fully paid-up in Mangalore Refinery & Petrochemicals Ltd.	1,519.00	1,519.00
Carried Over	14,907.81	14,862.42

SCHEDULE '6' (Contd.)
INVESTMENTS (Contd.)

(Rs.in Million)

	As at 31st March, 2002	As at 31st March, 2001
Brought forward....	14,907.81	14,862.42
58,76,536 Equity Shares of Rs.10/- each fully paid-up in Indian Rayon & Industries Ltd.	365.15	365.15
17,62,960 Equity Shares of Rs.10/- each fully paid-up in Grasim Industries Ltd.	689.61	689.61
37,500 Equity Shares of Rs.10/- each fully paid-up in Century Enka Ltd.	7.50	7.50
10,97,440 Equity Shares of Rs. 10/- each fully paid-up in IDBI Ltd.	89.17	89.17
-(*20,000) Unsecured Redeemable Subordinated floating interest rate Bonds of Rs. 1,000/- each fully paid-up in State Bank of India.	—	20.00
10,20,000 16% Secured Redeemable Non-Convertible Debentures of IPCL of Rs.60/- each. (Redeemed till date Rs.40/-)	20.73	20.73
-(*4,80,000) 9% Tax Free IRFC Bonds of Rs. 1,000/- each.	—	444.50
-(*3,00,000) 9% (Tax Free) Secured NTPC Bonds of Rs.1,000/- each	—	287.34
10 13.50% Non Convertible Debentures of GE Capital of Rs. 25,00,000/- each	24.88	24.88
-(*5) 11.65% Regular Return Secured Redeemable Non-Convertible Debentures (NCD-Series H) of Nirma Ltd. of Rs.1,00,00,000/-each	—	51.23
10 0% Reliance Capital Deep Discount Bond Maturity value of Rs. 10 Million each.	52.88	52.88
2,000 10.25% IDBI Omni Bonds of Rs.1,00,000/- each	199.90	—
B. CURRENT INVESTMENTS		
i. UNQUOTED		
a. SHARES, DEBENTURES AND BONDS		
50 10.05% Secured Redeemable Non-Convertible Debentures of HPCL of Rs.10,00,000/- each	49.60	51.83
-(*10) 12.00% IDBI Omni Bonds (Series-I) of Rs.1,00,00,000/-each	—	102.25
-(*5)11.75% IDBI Omni Bonds (Series-I) of Rs.1,00,00,000/-each	—	51.00
-(*1) 11.75% IDBI Omni Bonds (Series-I) of Rs.5,00,00,000/-each	—	51.31
-(*15) 0% IDBI Omni Bonds (Series-I) of Rs.1,00,00,000/-each	—	137.98
-(*5) 9.75% 45 Day Fixed Rate Non-Convertible Debentures of GE Capital Services India Series-H-II-Option D of Rs.1,00,00,000/- each	—	50.00
Carried Over	16,407.23	17,359.78

SCHEDULE '6' (Contd.)
INVESTMENTS (Contd.)

	As at 31st March, 2002	(Rs.in Million) As at 31st March, 2001
Brought forward....	16,407.23	17,359.78
ii. QUOTED		
a. SHARES, DEBENTURES, BONDS AND UNITS OF MUTUAL FUNDS		
10,00,000 Mutual Fund Units of Master Index Fund of UTI of Rs. 10/- each fully paid- up	9.75	9.75
2,82,95,959.698 Birla Income Plus Plan-B : Growth Units of Rs 10/- each fully paid-up in Birla Mutual Fund.	630.64	—
62,59,780.908 Birla Gilt Plus Long Term Plan : Growth Units of Rs 10/- each fully paid-up in Birla Mutual Fund.	100.00	—
-(*1,24,15,146.003) Birla Income Plus Dividend Payout Plan- A Units of Rs 10/- each fully paid-up in Birla Mutual Fund.	—	121.95
10,00,000 GIC Growth Plus - II Units of Rs.10/- each fully paid-up in GIC Mutual Fund	10.00	10.00
12,50,000 GIC Fortune-94 Units of Rs.10/-each fully paid-up in GIC Mutual Fund	8.19	12.50
1,36,04,717.249 Units of Alliance Income Fund - Regular Growth of Rs.10/- each fully paid-up in Alliance Capital Mutual fund	250.00	—
-(*84,43,074.123) Units of Alliance Liquid Income Regular Dividend Plan of Rs.10/- each fully paid-up in Alliance Capital Mutual Fund	—	85.87
-(*59,463.839) Units of Alliance Cash Manager Growth Plan of Rs.1,000/- each fully paid-up in Alliance Capital Mutual Fund	—	76.48
2,38,41,419.608 Units of Prudential ICICI Income Plan - Growth of Rs.10/- each fully paid-up in Prudential ICICI Mutual Fund	372.65	—
23,05,117.341(*1,77,82,511.186) Units of Prudential ICICI Liquid Plan of Rs.10/- each fully paid-up in Prudential ICICI Mutual Fund	32.06	229.56
-(*49,36,595.820) Units of Prudential ICICI Income Plan Dividend of Rs.10/- each fully paid-up in Prudential ICICI Mutual Fund	—	50.25
-(*82,70,815.697) Units of Prudential ICICI FMP Growth-Qtrly. of Rs.10/- each fully paid-up in Prudential ICICI Mutual Fund	—	85.00
1,01,80,324.508 Units of Prudential ICICI Gilt Fund - Investment Plan - Growth of Rs.10/- each fully paid-up in Prudential ICICI Mutual Fund	160.00	—
1,93,64,758.244 Units of DSP Merrill Lynch Bond Fund Growth - Regular of Rs.10/-each fully paid-up in DSP Merrill Lynch Mutual Fund	360.89	—
-(*1,23,15,956.756) Units of DSP Merrill Lynch Liquidity Fund - Growth Plan of Rs.10/- each fully paid-up in DSP Merrill Lynch Mutual Fund	—	157.78
Carried Over.........	18,341.41	18,198.92

SCHEDULE '6' (Contd.)
INVESTMENTS (Contd.)

(Rs.in Million)

	As at 31st March, 2002	As at 31st March, 2001
Brought foward	18,341.41	18,198.92
5,96,639.588 (*3,43,80,991.192) Units of Birla Cash Plus- Plan-B: Growth Units of Rs.10/-each fully paid-up in Birla Mutual Fund	9.06	485.17
-(*69,06,099.265) Units of Grindlays Super Saver Income Fund Dividend Plan (Qtrly.) of Rs.10/- each fully paid-up in Standard Chartered Mutual Fund	—	70.99
39,58,828.187 Units of Grindlays Super Saver Investment Fund - Investment Plan- Growth Option of Rs.10/- each fully paid-up in Standard Chartered Mutual Fund	50.00	—
-(*1,04,11,822.357) Units of HDFC Liquid Fund Growth Plan of Rs.10/- each fully paid-up in HDFC Mutual Fund	—	108.36
-(*49,85,568.227) Units of HDFC Income Fund Dividend Plan of Rs.10/-each fully paid-up in HDFC Mutual Fund	—	50.34
7,02,50,319.908 Units of HDFC Income Fund - Growth of Rs.10/-each fully paid-up in HDFC Mutual Fund	868.07	—
42,70,219.489 Units of HDFC Gilt Fund Long Term- Growth of Rs.10/-each fully paid-up in HDFC Mutual Fund	50.00	—
50,00,000.000 Units of HDFC Short Term Plan Growth of Rs.10/-each fully paid-up in HDFC Mutual Fund	50.00	—
-(*18,97,790.122) Units of Templeton India Income Fund Dividend Plan of Rs.10/- each fully paid-up in Franklin Templeton Funds	—	20.23
54,89,021.268 (*1,02,79,291.192) Units of Templeton India Income Fund Growth of Rs.10/- each fully paid-up in Franklin Templeton Funds	103.07	133.66
-(*70,04,254.368) Units of Chola Liquid Series Cumulative Plan Dec. 2001 of Rs.10/- each fully paid-up in Cholamandalam Cazenove Mutual fund	—	71.10
34,70,996.046 Units of IDBI- Principal Income Fund- Growth Plan of Rs.10/- each fully paid-up in IDBI Mutual Fund	42.06	—
27,43,464.126 Units of Zurich India High Interest Fund -Regular Growth of Rs.10/- each fully paid-up in Zurich India Mutual Fund.	50.26	—
2,29,30,264.514 Units of Zurich India Liquidity Fund -Savings Plan - Growth of Rs.10/- each fully paid-up in Zurich India Mutual Fund.	267.00	—
b. UNITS OF UNIT TRUST OF INDIA		
14,00,000 Units of Rs.10/- each (Refer Note No. 8 in Schedule '21')	8.67	20.74
13,74,000 Master Gains 1992 of Unit Trust of India of Rs.10/- each fully paid-up.	12.90	15.06
	19,852.50	19,174.57
Aggregate Book Value of Quoted Investments.	13,556.42	14,159.59
Aggregate Book Value of US-64 & Mutual Fund Units	3,445.27	1,814.79
Aggregate Book Value of Unquoted Investments	2,850.81	3,200.19
	19,852.50	19,174.57
Aggregate Market Value of Quoted Investments	7,191.72	8,151.78
Repurchase Price of US-64 & Mutual Fund Units	3,515.41	1,809.16

* Represent figures for previous year.

SCHEDULE '6' (Contd.)
INVESTMENTS (Contd.)

DETAILS OF INVESTMENTS PURCHASED & SOLD DURING THE YEAR 2001-02

669,391.445 ALLIANCE CASH MANAGER GROWTH PLAN, 28,016,155.880 ALLIANCE INCOME FUND-REGULAR GROWTH, 100,000.000 ALLIANCE TERM PLAN-98 DAY-0808C1 GROWTH , 268,912,477.174 BIRLA CASH PLUS-PLAN : B GROWTH, 10,663,880.962 BIRLA GILT PLUS LONGTERM PLAN:GROWTH, 75,516,939.901 BIRLA INCOME PLUS PLAN-B: GROWTH, 10,000,000.000 BIRLA FMP QTRLY GROWTH PLAN-B, 2,500,000.000 BIRLA BOND PLUS PLAN-B GROWTH, 6,170,927.312 CHOLA TRIPPLE ACE (CUM.PLAN), 2,859,990.344 CHOLA LIQUID FUND, 59,248,348.546 DSP MERRILL LYNCH BOND FUND GROWTH-REGULAR, 122,846,907.941 DSP MERRILL LYNCH LIQUIDITY FUND-GROWTH PLAN, 4,065,007.602 DSP MERRILL GOVT. SEC.FUND PLAN-B GROWTH, 104,828,126.143 GRINDLAYS SUPER SAVER INVESTMENT FUND- INVESTMENT PLAN-GROWTH OPTION, 36,382,415.199 GRINDLAYS SUPER SAVER INCOME FUND SHORT TERM GROWTH, 178,682,191.944 GRINDLAYS CASH FUND GROWTH, 82,757,364.817 HDFC INCOME FUND-GROWTH, 5,000,000.000 HDFC FIXED INVESTMENT PLAN, 207,865,788.205 HDFC LIQUID FUND GROWTH PLAN, 14,325,819.795 IDBI-PRINCIPAL INCOME FUND-GROWTH PLAN, 25,167,664.156 IDBI-PRINCIPAL CASH MANAGEMENT FUND LIQUID OPTION GROWTH PLAN, 6,127,450.980 KOTHARI PIONEER INCOME BUILDER A/C PLAN-A GROWTH, 77,016.823 KOTHARI PIONEER TREASURY MANAGEMENT A/C GROWTH,18,604,315.598 PRUDENTIAL ICICI FMP GROWTH-QTRLY, 86,722,577.117 PRUDENTIAL ICICI INCOME PLAN-GROWTH, 147,508,521.723 PRUDENTIAL ICICI LIQUID PLAN, 8,024,972.958 PRUDENTIAL ICICI GILT FUND INVESTMENT PLAN DIVIDEND, 48,585,023.942 TEMPLETON INDIA INCOME FUND GROWTH, 82,223,900.918 TEMPLETON INDIA LIQUID FUND GROWTH, 40,505,351.455 ZURICH INDIA HIGH INTEREST FUND-REGULAR GROWTH, 67,496,954.503 ZURICH INDIA LIQUIDITY FUND-SAVINGS PLAN-GROWTH AND 10 8% NIRMA LTD.NCD's

		(Rs.in Million)
	As at 31st March, 2002	As at 31st March, 2001
SCHEDULE '7'		
INVENTORIES		
Closing Stocks (As valued and certified by the Management) (including in transit)		
Stores, Spare-parts etc.	497.01	475.13
Coal & Fuel Oil (at Power Plant)	78.92	79.21
Machinery Spares	246.31	311.62
Raw Materials	1,162.48	1,019.08
Materials-in-Process (including Excise Duty & other expenses Rs. 5.95 million)	1,137.88	985.63
Finished Goods (including Excise Duty & other expenses Rs. 146.80 million)	649.15	602.87
	3,771.75	3,473.54

SCHEDULES

	As at 31st March, 2002	(Rs.in Million) As at 31st March, 2001
SCHEDULE '8'		
SUNDRY DEBTORS (Unsecured Considered Good, except otherwise stated)		
Due for a period exceeding six months (including Rs. 6.85 million considered doubtful)	75.72	201.67
Other Debts (including Rs. 900.05 million secured)	2,662.92	1,853.38
	2,738.64	2,055.05
Less: Provision for doubtful debts	6.85	—
	2,731.79	2,055.05
SCHEDULE '9'		
CASH AND BANK BALANCES		
Cash Balance on hand	1.87	2.48
Balance with Scheduled Banks :		
In Current Accounts	37.39	99.59
In E.E.F.C Accounts	23.36	28.11
In Account of Nominees for sale proceeds of Fractional Coupons of Bonus Shares	0.47	0.48
In Unpaid Dividends Account	19.34	15.65
Cheques and Drafts in hand	145.15	139.42
In Fixed Deposit Account	3,530.00	2,320.00
Interest Receivable on Fixed Deposits	112.70	52.35
	3,870.28	2,658.08
SCHEDULE '10'		
LOANS, ADVANCES & DEPOSITS (Unsecured Considered Good, unless otherwise stated)		
Interest accrued on Investments	74.00	75.68
Advance to Subsidiary Companies	1.33	0.05
Loan to Subsidiary Companies (including interest receivable Rs. 33.06 million)	383.92	207.22
Loan to a Limited Company (Refer Note No. 10(a) in Schedule '21')	129.39	125.97
Deposits with other Limited Companies & Financial Institutions (including interest receivable Rs. 38.93 million, Rs. 50.00 million Secured)	3,296.43	1,970.20
Advance against Share Application Money (Refer Note No. 10(c) in Schedule '21')	0.84	0.84
Carried over	3,885.91	2,379.96

SCHEDULE '10' (Contd.)
LOANS, ADVANCES & DEPOSITS (Contd.)

(Rs.in Million)

	As at 31st March, 2002	As at 31st March, 2001
Brought forward	3,885.91	2,379.96
Advances recoverable in cash or in kind or for value to be received and/or to be adjusted:		
To Staff & Workers (including doubtful/under litigation Rs. 0.06 million)	81.58	84.45
To Suppliers (including doubtful/under litigation Rs. 0.43 million)	99.05	216.62
To Others (including doubtful/under litigation Rs. 0.09 million) (Refer Note No. 10(d) in Schedule '21')	812.59	747.86
To U.P.S.E.B. against disputed power bills under protest	3.65	3.65
	996.87	1,052.58
Prepaid Expenses	183.59	146.35
Advance Income Tax-paid (Net)	493.97	752.79
Security and other Deposits (including receipts of Fixed Deposits in Bank/ Post office Savings Bank Pass Book lying with Government Departments Rs. 9.97 million)	240.64	184.54
Excise Duty, Export Benefits & other Claims Receivable	398.15	382.78
	6,199.13	4,899.00

SCHEDULE '11'

CURRENT LIABILITIES

Sundry Creditors :		
For Goods Supplied (including outstanding dues of SSI undertakings Rs 3.77 million)	799.24	589.12
For Expenses	758.99	659.84
For Other Finance	278.18	108.06
	1,836.41	1,357.02
Customers' Credit Balances and Advances against orders	133.85	142.07
Security Deposits	216.45	135.86
Excess Receipts of Call and Debenture Application Money Refundable	0.02	0.02
Unclaimed Dividends	19.34	15.65
Unclaimed amount of Principal & Premium on Redemption of Secured Redeemable Non-Convertible Debentures & Preference Shares (including interest)	5.30	3.28
Unclaimed amount of Fractional Coupons of Bonus Shares (including interest)	0.47	0.48
Interest accrued but not due on Debentures, Loans & Deposits	268.72	150.62
	2,480.56	1,805.00

SCHEDULE '12'

PROVISIONS

For Excise Duty on Electricity (under dispute) (Refer Note No. 6(g)(i) in Schedule '21')	54.73	54.73
For Proposed Dividends	1,005.21	893.59
For Tax on Proposed Dividends	—	91.15
	1,059.94	1,039.47

	For the year ended 31st March, 2002	(Rs.in Million) For the year ended 31st March, 2001
SCHEDULE '13'		
OTHER INCOME		
Rent (Gross) (Tax deducted at source Rs. 1.07 million)	10.42	6.55
Interest on Inter Corporate Deposits & Banks *	562.77	570.41
Interest from Others * (including interest received from Income Tax Department Rs. 284.80 million) (Net)	371.54	211.03
	934.31	781.44
Income from Investments: *		
Income from Current Investments:		
Interest	22.83	28.88
Dividend	1.40	3.95
Income from Long Term Investments:		
Interest on Bonds (Tax free)	52.15	95.88
Other Interest	58.67	62.05
Dividend (including on Trade Investments Rs. 1.00 million & Rs. 212.27 million received from a subsidiary company)	327.33	65.62
	462.38	256.38
Profit on sale of Fixed Assets (Net)	—	1.59
Profit on sale of Investments (Net)	589.65	140.55
Miscellaneous Receipts & claims (Net) (Tax deducted at source Rs. 1.25 million)	49.18	72.08
Sundry Credit Balances written back (Net)	3.46	0.07
Exchange Rate Difference (Net)	2.43	42.97
Liability no longer required written back	57.26	13.28
	2,109.09	1,314.91

** Tax deducted at source on Interest Received Rs. 131.18 million*

SCHEDULE '14'		
INCREASE /(DECREASE) IN STOCKS		
Closing Stocks:		
Finished Goods	502.35	458.59
Materials-in-Process	1,131.93	982.71
	1,634.28	1,441.30
Less: Opening Stocks:		
Finished Goods	458.59	507.62
Materials-in-Process	982.71	1,022.49
	1,441.30	1,530.11
	192.98	(88.81)

(Rs.in Million)

	For the year ended 31st March, 2002	For the year ended 31st March, 2001
SCHEDULE '15'		
RAW MATERIALS CONSUMED		
Opening Stock	1,019.08	771.55
Add : Purchases (Net)	4,899.10	4,538.22
	5,918.18	5,309.77
Less : Closing Stock	1,162.48	1,019.08
	4,755.70	4,290.69

	For the year ended 31st March, 2002	For the year ended 31st March, 2001
SCHEDULE '16'		
MANUFACTURING EXPENSES		
Stores, Spare Parts & Tools Consumed (including for repairs)	868.35	750.10
Conversion & Fabrication Charges	30.94	9.77
Power Generation & Electricity charges (including cost of own generation)	4,280.77	3,736.44
Repairs, Renewals & Replacements :		
Buildings	64.72	60.81
Machinery	206.91	197.42
Others (Net)	93.31	71.92
	364.94	330.15
Raw Water Charges and Cess	4.21	3.42
	5,549.21	4,829.88

	For the year ended 31st March, 2002	For the year ended 31st March, 2001
SCHEDULE '17'		
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages, Bonus, Ex-gratia and Pension (including for repairs)	1,184.61	1,092.38
Gratuity contribution to Employees' Gratuity Fund	75.16	50.44
Welfare Expenses	264.68	250.68
Provident Fund, Employees' Pension Fund and Superannuation Fund Contribution	147.19	129.66
	1,671.64	1,523.16

(Rs.in Million)

	For the year ended 31st March, 2002	For the year ended 31st March, 2001
SCHEDULE '18'		
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES		
Rates & Taxes (Net)	9.13	8.46
Rent	39.19	32.22
Insurance	246.26	208.39
Miscellaneous Expenses (including Law charges to a Firm of Solicitors in which a Director is partner Rs. 0.54 million)	421.16	357.35
Travelling	100.17	120.06
Donations (including Contribution of Rs. 4.20 million to General Electoral Trust for political purposes)	26.71	17.38
Auditors' Remuneration :		
Audit Fees	1.68	1.68
For Tax Audit	0.42	0.32
For Issuing Certificates	0.77	0.60
Expenses	0.44	0.41
	3.31	3.01
Cost Audit Fee & Expenses	0.32	0.26
Guarantee Commission to Banks	0.64	1.67
Research & Development Expenses	8.28	8.43
Technical Know-How Fee	25.92	20.11
Loss on sale of Fixed Assets (Net)	10.46	—
Provision for doubtful debts	6.85	—
Sales Tax/Turnover Tax paid	0.21	0.68
Directors' Fees	0.22	0.07
Debentures Issue Expenses	5.09	2.24
Shares Buy Back Expenses	0.64	-
Commission on Sales	122.50	146.46
Packing, Forwarding and Transport Expenses (Net)	543.94	549.71
Loan Refinancing Expenses	—	13.50
Diminution in carrying cost of Current Investments	18.55	—
Previous years' Adjustments	0.32	2.95
	1,589.87	1,492.95
SCHEDULE '19'		
INTEREST		
On Debentures	679.99	424.28
On Long Term Loans	159.37	210.95
Others	53.07	158.81
	892.43	794.04
Less: Interest capitalised as per mandatory Accounting Standard	436.48	175.26
	455.95	618.78

	For the year ended 31st March, 2002	(Rs.in Million) For the year ended 31st March, 2001
SCHEDULE '20'		
DEPRECIATION		
Depreciation	3,008.95	2,902.30
Less: Excess Depreciation for earlier years written back	1.17	6.59
	3,007.78	2,895.71
Less: Transfer from Capital Reserve	1,464.44	1,471.85
	1,543.34	1,423.86

SCHEDULE '21'
NOTES ON ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

A. FIXED ASSETS

i) Fixed Assets other than those, which have been revalued, are stated at cost. Major items of Land, Buildings and Plant & Machinery were revalued and the resultant increase has been added to the cost of such assets. Cost includes borrowing costs and other related overheads incurred during the period of construction.

ii) Other Fixed Assets including Capital Work-in-Progress are stated at cost.

B. DEPRECIATION & AMORTISATION

i) Depreciation on Fixed Assets has been provided for on Straight Line Method at the rates prescribed under Schedule XIV to the Companies Act, 1956, as amended. Depreciation on revalued amount of fixed assets is adjusted by transferring the equivalent amount from Revaluation Reserve Account.

ii) Leasehold land / mining rights are amortised over the period of lease.

C. INVESTMENTS

i) Long term Investments are stated at cost after deducting provision, if any, in cases where the fall in market value has been considered of permanent nature.

ii) Current investments are stated at lower of cost and fair value.

D. INVENTORIES

i) Inventories of stores and spare parts are valued at or below cost after providing for cost of obsolescence and other anticipated losses, wherever considered necessary.

ii) Machinery spares which can be used only in connection with an item of fixed asset and whose use is not of regular nature are written off over the estimated useful life of the relevant asset.

iii) Inventories of items other than those stated above are valued 'At cost or Net Realizable Value, whichever is lower'. Cost is generally determined on weighted average cost basis and wherever required, appropriate overheads are taken into account. Net Realizable Value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

E. FOREIGN CURRENCY TRANSACTIONS

a) Year-end balance of foreign currency transactions is translated at the year-end rates and the corresponding effect is given in the respective accounts. Transactions completed during the year are adjusted on actual basis.

b) In respect of transactions covered by Forward Foreign Exchange Contracts, the difference between the forward rate and exchange rate at the inception of contract is recognised as income or expense over the life of the contract except for contracts relating to liabilities incurred for purchase of Fixed Assets, the difference thereof is adjusted in the carrying amount of respective Fixed Assets.

c) Transactions covered by cross currency swap contracts to be settled on future dates are recognised at the year-end rates of the underlying foreign currency. Effects arising of swap contracts are being adjusted on the date of settlement.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

F. RETIREMENT BENEFITS

a) Year-end liabilities on account of Gratuity & Superannuation benefits to employees are provided and funded to approved funds.

b) Leave Encashment benefits are provided for on Actuarial Basis.

G. RECOGNITION OF INCOME & EXPENDITURE

Income & Expenditure are recognised on accrual basis.

H. PREMIUM ON DEBENTURE REDEMPTION

Premium payable on redemption of debentures is evenly recognised in the Profit & Loss Account during the period between their issue and redemption.

I. RESEARCH & DEVELOPMENT EXPENDITURE

Revenue expenditure is charged to Profit & Loss Account and Capital expenditure is added to the cost of Fixed Assets in the year in which it is incurred.

J. BORROWING COSTS

Borrowing cost directly attributable to the acquisition and construction of qualifying assets are capitalised. Other borrowing costs are recognised as expenses in the period in which they are incurred.

K. TAXES ON INCOME

Current tax is determined as the amount of tax payable in respect of taxable income for the period. Deferred tax liabilities and assets are recognised at substantially enacted tax rates, subject to the consideration of prudence, on timing difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

L. CONTINGENT LIABILITY

Contingent liabilities are not provided for in the accounts and are disclosed by way of Notes.

(Rs.in Million)

		As at 31st March, 2002	As at 31st March, 2001
2.	Capital Commitments outstanding (Advance/Deposit paid Rs. 528.57 million)	4,587.85	5,427.67
3.	Guarantees outstanding	6.00	6.00
4.	Letters of Credit Outstanding	536.92	209.98
5.	Other Bank Guarantees & Bonds besides those mentioned separately and counter guaranteed by the Company	46.11	160.45
6.	Contingent Liabilities not provided for in respect of :		
	(a) Claims not acknowledged as debt	145.40	120.28
	(b) Bills discounted with Banks	479.85	526.27
	(c) The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15.5.1976 to 30.6.1980 and the same remains unprovided for as disputed by the Company.	50.10	50.10
	(d) Due to certain additions made in the assessment of earlier years the company has received demands from the Income Tax Department against which it has gone in appeals. The Company has been advised that considering the grounds of appeal no provision is required.	376.16	474.88

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

(e) The company has export obligations of 133.46 million US dollar against the Import Licences taken for import of various capital goods under Export Promotion Capital Goods Scheme. These obligations are to be fulfilled by 8th November, 2009 in phased manner, in addition to the obligation of maintaining its average annual exports of 22.63 million US dollar.

(f) 17,35,72,882 Equity Shares of Rs.10/- each fully paid up in Birla AT & T Communications Ltd., held by the Company as investment have been pledged for securing financial assistance granted by the lenders to that company.

(g) The Company has received the following demands which are disputed by the Company and are not provided for:

i) A demand up to 30th September 1984 for Rs. 145.94 million was raised by the Assistant Collector, Central Excise, Mirzapur, being the amount of Excise Duty levied by the Central Government on the power generated by the Company's captive power plant, Renusagar Power Co. Ltd. (since amalgamated). The Delhi High Court has quashed the entire demand of Excise Duty; vide its Order dated 9th July 1993. The Govt.of India filed an Appeal before division bench of Delhi, which has been dismissed, vide order-dated 13.2.2001.

However, the Assistant Collector, Central Excise, Mirzapur has served a demand notice dated 16th February 1994 on the Company that out of the aforesaid total sum of Rs. 145.94 million, the Company has made provision for Rs. 54.73 million in its accounts and the balance amount has been sequestered in the Aluminium Regulation Account constituted under the Aluminium (Control) Order, 1970 and these ought to have been deposited to the credit of the Central Government, as envisaged under the provisions of Section 11-D of the Central Excise & Salt Act, 1944. The Company has challenged the same and filed a writ petition in the Delhi High Court, which is pending, and demand is stayed. According to the terms of settlement dated 5.12.83 between the Company and the Central Govt. and the subsequent correspondence on the subject, the amount relating to period from 27.3.1981 onwards has been sequestered in the Aluminium Regulation Account, to be reimbursed to the Company in the event the Court decides the case against the Company and the amount becomes payable.

ii) A demand of interest for a sum of Rs. 29.04 million on past dues of the Aluminium Regulation Account up to 31.12.1987 is disputed by the Company and not provided for.

iii) The erstwhile Uttar Pradesh State Electricity Board has claimed additional water charges of Rs. 35.66 million for retrospective revision of water charges for water drawn from upstream and downstream of Rihand Reservoir for the period April 1989 to June 1993 for the Company's facilities at Renusagar and Renukoot. The Company disputes the claim and has filed a writ petition which is pending before Lucknow Bench of Allahabad High Court. Recently, Company has again received bills for Rs. 5.14 million for the period 14.1.2000 to 31.1.2001 from U.P.Jal Vidyut Nigam Limited, successor of U.P. State Electricity Board, for retrospective revision of water rates. A Writ Petition has been filed at Lucknow Bench of Allahabad High Court challenging the present retrospective revision also. The demand has been stayed vide order dated 11.5.2001.

iv) The Company has received demand from Central Excise Department for Rs. 66.30 million disallowing MODVAT credit on certain Capital Goods. The Company disputes the demand and has filed an appeal, which is pending. In the meantime demand has been stayed by the Allahabad High Court upon Company depositing a sum of Rs. 2.5 million.

7. (a) The exchange rate difference amounting to Rs. 89.71 million (net) in connection with foreign currency loans obtained for acquiring fixed assets has been adjusted in the carrying amount of the relevant fixed assets.

(b) The Company has entered into cross currency swap transactions in respect of borrowing of US$ 7.50 million and Rs. 500 million and their settlement will take place on future dates. The Company has also entered into option transactions in respect of borrowing of US$ 41.85 million. Since the fluctuations and resultant effect in the intervening period in respect of these transactions cannot be fairly estimated, the effect of these transactions will be accounted for in the year in which the contracted settlements takes place. However had the swapped borrowing been restated at the exchange rate prevailing at the year-end for swapped currencies, the principal amount would have been decreased by Rs. 56 million.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

8. The Company has earmarked 14,00,000 Units of the Unit Trust of India of Rs.10/- each cost being Rs. 8.67 million (repurchase price Rs. 8.67 million) in compliance with the provisions of Rule 3A of the Companies (Acceptance of Deposits) Rules, 1975 (as amended).

		(Rs.in Million)
	As at 31st March, 2002	As at 31st March, 2001
9. Advances (Dr.) include —		
(a) Due from a firm of Solicitors & Advocates in which one of the Directors is a partner. (Maximum balance during the year Rs. 37.59 million)	—	—
(b) Due from Officers (Maximum balance during the year Rs. 2.40 million)	2.03	0.70

10. (a) Loans to a limited company represents unsecured loans of Rs. 129.39 million to Bihar Caustic & Chemicals Ltd. (BCCL) as promoters' contribution towards cost of projects. These loans will be repaid after the Institutional Loans for the projects are repaid in full. As per agreements the rate of interest on the Loan of Rs. 3.42 million is restricted to percentage of dividend declared by BCCL and on the loans of Rs.125.97 million the rate of interest would be the Bank Rate or percentage of dividend declared by BCCL, whichever is higher.

(b) The Company has given undertakings to various financial Institutions for non-disposal of shares held in Bihar Caustic & Chemicals Ltd., Tanfac Industries Ltd., Indo Gulf Corporation Ltd., Mangalore Refinery and Petrochemicals Ltd. and Birla AT&T Communications Ltd. till the Institutional loans are repaid in full.

(c) Advance against Share Application Money represents payment to Birla Telecom Ltd. Rs. 0.84 million wherein the Company is a Co-promoter.

(d) Advances recoverable in cash or in kind include payments made to Rosa Power Supply Co. Ltd. Rs. 20.52 million and Bina Power Supply Co. Ltd. Rs. 465.94 million to be adjusted against the value of the Equity Shares to be issued by such co-promoted Companies in the event the relative projects are implemented after receipt of all regulatory approvals.

11. Outstanding dues owed by the Company to Small Scale Industrial Undertakings for a sum of Rs. 0.1 million or more for more than 30 days are as follows:

	(Rs. in Million)
(i) Alweyn Pumps & Sys.,	Rs. 0.11
(ii) Finishing Furance Sys I Ltd.	Rs. 0.26
(iii) Inductotherm India Ltd.	Rs. 0.33
(iv) ITL Ltd.	Rs. 0.35
(v) Kay International Ltd.	Rs. 0.85
(vi) Pressure Vessels (India)	Rs. 0.27
(vii) Roll Pack Ind.	Rs. 0.11

12. Profit or Loss on sale of Store & Spare Parts remains adjusted in Stores consumed Account and not shown separately.

13. Although the Market value of certain quoted investments (as reflected in Schedule "6") and the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and assets base of the investee companies, in the opinion of the management such decline is temporary in nature and accordingly no provision is necessary for the same.

14. The total Borrowing Cost capitalised during the year is Rs. 436.48 million.

SCHEDULE '21' (Contd.) NOTES ON ACCOUNTS (Contd.)	As at 31st March, 2002	(Rs.in Million) As at 31st March, 2001
15. Sales are after deducting cash discount allowed to the parties.	25.52	21.67
16. The following are included under other heads of expenses in the Profit & Loss Account:		
Consumption of stores and spare parts	357.51	365.38
Repairs to buildings	13.53	13.00
Repairs to machinery	98.82	85.35
Repairs to others	76.22	76.96
Salaries, wages & bonus etc.	485.99	462.24
Contribution to provident and other funds	73.22	57.07
Workmen and staff welfare expenses	102.76	90.99
Royalty	41.27	39.99
Miscellaneous expenses	52.86	52.34
Insurance	1.05	1.51
Rent	0.76	1.45
Rates & Taxes	0.80	0.76

17. a) The company is one of the promoter member of Birla Management Corporation Limited (BMCL), a company limited by guarantee which has been formed to provide a common pool of facilities and resources to its members, with a view to optimize the benefits of specialisation and minimise cost for each member. The company has participated in the common pool and has shared the expenses incurred by BMCL and accounted these under appropriate heads.

    b) Proportionate expenses reimbursed for utilising services of establishments maintained by others have been included in respective expenses heads.

18. Rs.0.07 million has been paid as pension (including perquisites) to a Director of the Company who was President of the Company before his appointment as Director.

19. Insurance claims under various policies / other claims are not accounted for, as the amounts are still unascertained pending the completion of assessment/ settlement.

20. Sales include own manufactured items capitalised / used Rs. 163.41 million at cost (inclusive of excise duty).

	As at 31st March, 2002	(Rs.in Million) As at 31st March, 2001
21. Expenses include following payments to the Whole-Time Director:		
Salary	3.90	3.15
Contribution to Provident Fund & Superannuation Fund	1.05	0.85
Special Allowance	4.85	2.09
Performance Linked Pay	0.98	0.78
Long Term Incentive	0.40	0.19
Leave Travel Assistance	0.89	—

22. The Board of Directors of the Company has approved buy-back of upto 7,446,597 equity shares for an aggregate amount not exceeding Rs. 4,282 million within a period of 12 months from 30th January 2002 at a price not exceeding Rs. 825 per equity share.

    During the year, the Company has bought back 5,807 equity shares from the open market through stock exchanges at an average price of Rs. 725 per share aggregating to Rs. 4.21 million. Out of this, a sum of Rs. 4.15 million, i.e. the price over and above the face value, has been adjusted out of General Reserves. It is expected that Buy-Back Operations should be completed within the above mentioned period.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

23. During the year, the Company has adopted "Accounting for Taxes on Income" (AS-22) issued by the Institute of Chartered Accountants of India. Consequently, the accumulated net deferred tax liability of Rs. 3,823.15 million arising on account of timing differences as on 1st April 2001 has been charged to General Reserve.

The break up of net deferred tax liability at the year end is as under :

Timing difference on account of :	(Rs. in Million)
a) Depreciation	4,386.02
b) Brought Forward Long Term Capital Losses	(163.51)
c) Others	220.64
Total (Net)	4,443.15

24. Figures for the previous year have been regrouped / rearranged wherever found necessary.

25. Additional information pursuant to paragraphs 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 (as amended)

(a) **Particulars in respect of Goods manufactured :—** (Rs. in Million)

Class of goods	Capacity Licensed/Registered*		Installed Capacity**		Actual Production		Stock of Goods Produced							
							Opening				Closing			
					Qty.	Qty.	01.04.01		01.04.00		31.03.02		31.03.01	
	2001-02 Tonnes	2000-01 Tonnes	2001-02 Tonnes	2000-01 Tonnes	2001-02 Tonnes	2000-01 Tonnes	Qty Tonnes	Value	Qty. Tonnes	Value	Qty. Tonnes	Value	Qty. Tonnes	Value
Aluminium Metal	3,75,000	3,75,000	2,75,000	2,42,000	2,61,338($)	251,492	2,984	118.84	5,955	219.62	3,167	136.07	2,984	118.84
Rolled Products	1,28,000	1,28,000	80,000	80,000	70,113(#)	62,811	3,523	195.53	3,477	178.79	3,263	186.65	3,523	195.53
Extruded Products	31,000	31,000	13,700	13,700	16,250	18,602	687	36.79	679	35.55	818	48.47	687	36.79
Conductor Redraw Rods	1,25,000	1,25,000	40,000	40,000	52,203	43,946	1,056	43.81	1,261	48.37	722	31.96	1,056	43.81
Aluminium Foil	10,000	10,000	5,000	5,000	17,209	12,756	594	49.82	242	20.47	946	76.46	594	49.82
Aluminium Wheel	12,00,000 Pcs	12,00,000 Pcs	3,00,000 Pcs	3,00,000 Pcs	22,889 Pcs	23,058 Pcs	11,083 Pcs	13.80	3,325 Pcs	4.82	15,896 Pcs	22.74	11,083 Pcs	13.80
Electricity	741.7 MW	581.7 MW	581.7 MW	581.7 MW	4,586 MU	4,501 MU	—	—	—	—	—	—	—	—
Electricity (Co-generation)	37 MW	37 MW	37 MW	37 MW	281 MU	275 MU	—	—	—	—	—	—	—	—
TOTAL								458.59		507.62		502.35		458.59

* Registered Capacities are those Capacities for which registration granted pursuant to the scheme of delicensing vide notification No. 477(E), dated 25th July, 1991.

** As certified by the management.

$ Includes 14,187 MT (Previous year 11,165 MT) converted for outside party.

\# Includes NIL MT (Previous year 11 MT) converted from outside party and 21,356 MT (Previous year 15,241 MT) transferred to Foil Division.

(b) **Particulars in respect of Sales :—**

	2001-02		2000-01	
	Quantity Tonnes	Value (Rs. in Million)	Quantity Tonnes	Value (Rs. in Million)
Aluminium Ingots / Billets	109,894	9,725.34	119,000	10,775.46
Rolled Products	49,017	5,658.69	47,524	5,321.66
Extruded Products	16,119	1,857.74	18,594	2,141.36
Conductor Redraw Rods	52,537	5,196.54	44,151	4,354.87
Aluminium Foil	16,857	2,589.30	12,404	1,936.38
Aluminium Wheel	18,076 Pcs	29.06	15,300 Pcs	22.17
Conversion Charges	14,162	1,017.70	11,164	757.79
Items other than Finished Goods :-				
a) Vanadium Sludge	306	34.12	328	40.03
b) Others		486.72*		486.51
		26,595.21		25,836.23

* Includes Rs. 214.35 million Export Incentive. (Previous Year Rs. 242.39 million)

SCHEDULE '21' (Contd.)

NOTES ON ACCOUNTS (Contd.)

(c) (i) Raw Material consumed during the year (excluding own manufactured items) :—

	2001-02		2000-01	
	Quantity Tonnes	Value (Rs. in Million)	Quantity Tonnes	Value (Rs. in Million)
Alumina Purchased	—	—	23,819	108.76
Aluminium Fluoride	4,232	183.40	4,736	214.64
Bauxite	1,339,322	1072.74	1,291,951	1,011.63
Calcined Petroleum Coke	96,111	854.50	93,848	607.07
Caustic Soda	50,632	810.16	49,851	665.95
Fuel Oil / Light Diesel Oil / HSD Oil	62,652 KL	609.76	62,591 KL	643.38
Hard Pitch / Soft Pitch / Hard Coke	24,306	401.05	25,478	423.65
Soda Ash / Starch/Lime etc.	53,131	141.00	55,017	136.24
Steam Coal/Steam	845,306	432.11	843,267	353.86
Chemicals	315	55.84	291	52.87
Anthracite Coal / Cathode Blocks	1,491	122.26	776	59.09
Other Materials	2,492	199.36	2342	190.11
	2,023 Mtr.		1,800 Mtr.	
		4,882.18		4,467.25
Adjustment on Account of intermediate products		(-) 126.48		(-) 176.56
		4,755.70		4,290.69

(ii) Value of following materials consumed for power generation is included in Power & Electricity Charges:—

	2001-02		2000-01	
	Quantity Tonnes	Value (Rs. in Million)	Quantity Tonnes	Value (Rs. in Million)
Coal	4,553,239	3,171.05	4,447,636	2,790.92
Fuel Oil/L.D.O	3,517 KL	53.28	3,864 KL	51.68

(d) Value of Imports by the Company :— (Rs. in Million)

	CIF value of imports Excluding goods in transit and imported items purchased locally		Total Consumption		Consumed							
					Imported amount		% of Col.2		Indigenous amount		% of Col.2	
	(1)		(2)		(3)		(4)		(5)		(6)	
	2001-02	2000-01	2001-02	2000-01	2001-02	2000-01	2001-02	2000-01	2001-02	2000-01	2001-02	2000-01
i) Raw materials	237.88	197.69	4755.70	4,290.69	322.82	233.70	6.79	5.45	4,432.88	4,056.99	93.21	94.55
ii) Components & Spare parts	280.04	167.02	732.94	589.99	330.82	162.65	45.14	27.57	402.12	427.34	54.86	72.43
iii) Capital Goods	615.72	104.43	—	—		—		—		—		—

(e) Expenditure in Foreign Currency (Paid or Provided) :— (Rs. in Million)

	As at 31st March, 2002	As at 31st March, 2001
Technical know-how & Professional Fee	28.18	20.69
Foreign Travelling	12.10	14.00
Commission	16.29	19.29
Interest	159.21	136.55
Others	4.11	16.65

(f) Earning in Foreign Exchange :—

Export of goods on FOB basis	3,373.81	3,763.34
Interest	—	23.56

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

26. EARNINGS PER SHARE

Particulars	As at 31st March, 2002	As at 31st March, 2001
Profits after taxation (Rs. in Million)	6,859.99	6,780.79
Weighted average number of shares outstanding:		
Total number of shares outstanding at the beginning of the year	74,465,970	74,465,970
Weighted average number of shares bought back during the year	(605)	—
Weighted average number of shares outstanding during the year	74,465,365	74,465,970
Basic and Diluted Earnings per share in Rupees (Face Value per share Rs. 10/-)	92.12	91.06

27. SEGMENT REPORTING

Based on the guiding principles given in the Accounting Standard on Segmental Reporting (AS-17) issued by the Institute of Chartered Accountants of India the Company is a single segment company engaged in the business of integrated activities of manufacture and sale predominately domestic, of Aluminium in its various form. The segment report is as under:

(i). Financial information about the primary segment Aluminium business is presented in the table given below: -

(Rs. in Million)

Particulars	As at 31st March, 2002
REVENUE	
Segment Sales (External)	23,313.63
Total Revenue	23,313.63
RESULTS	
Segment/Operating Results	8,518.32
Unallocable Income (net of expenses)	1,987.62
Interest Expenses	(455.95)
Provision for Tax (including Deferred Tax)	(3,190.00)
Net Profit	6,859.99
OTHER INFORMATION	
Segment Assets (excluding Revaluation)	35,389.21
Unallocable Assets	27,987.43
Total	63,376.64
Segment Liabilities	2,241.43
Unallocable Liabilities & Provisions	1,299.07
Total	3,540.50
Capital Expenditure including CWIP	7,008.59
Depreciation	1,543.34
OTHER NON CASH ADJUSTMENT	
Provision for doubtful debts	6.85
Diminution in carrying cost of Investments	18.55

(ii). As the Company also exports, the secondary segment for the Company is based on domestic and export sales. During the year the Company's export turnover of Rs. 3,373.81 million (FOB) is included in External Sales.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

28. Related Party Disclosures

(A) List of Related Parties

a) Parties where Control Exists:
Subsidiaries of the Company
Indian Aluminium Company Limited
Annapurna Foils Limited
Indal Exports Limited
Minerals & Minerals Limited
Renukeshwar Investments and Finance Limited
Renuka Investments and Finance Limited

b) Other Related Parties where Common Control Exists:
Joint Ventures
Bihar Caustic and Chemicals Limited
Tanfac Industries Limited
Birla Tata AT&T Limited
Birla Project Development Company Limited.
Indo Gulf Corporation Limited
Mangalore Refinery and Petrochemicals Limited
Bina Power Supply Company Limited
Rosa Power Supply Company Limited
Birla Management Corporation Limited
Birla Telecom Limited
LNG Ennore Project

c) Key Managerial Personnel:
Mr. A.K.Agarwala — Whole Time Director

(B) The following transactions were carried out with the Related Parties in the Ordinary course of business:

(i) Subsidiary Companies and Joint Ventures: (Rs. in Million

S.No	Transactions	Subsidiaries	Joint Ventures
1.	Sales and Conversion Charges	1,432.08	56.10
2.	Services rendered	3.59	5.59
3.	Interest and dividend received	245.33	122.57
4.	Purchase of Materials	78.34	822.46
5.	Services Received	0.20	1.54
6.	Investments, deposits, loans and advances made during the year	281.92	1,414.32
7.	Investments, deposits, loans and advances as on 31.03.2002	10,652.22	5,076.30
8.	Guarantees and Collateral securities given	—	1,735.73
9.	Debit Balances	142.85	11.10
10.	Credit Balances	5.80	10.86

(ii) Key Managerial Personnel:
Managerial remuneration 12.07

SCHEDULE 21 (Contd.)
NOTES ON ACCOUNTS (Contd.)
29. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS

Registration No.	11-11238	State Code	11
Balance Sheet Date	31-03-02 (Date / Month / Year)		

II. CAPITAL RAISED DURING THE YEAR (Amount in Rs. Million)

Public/Euro Issue	NIL	Right Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount in Rs. Million)

Total Liabilities	74734.72	Total Assets	74734.72

SOURCES OF FUNDS :

Paid up Capital	744.63	Reserves & Surplus	56429.08
Secured Loans	9280.03	Unsecured Loans	297.33

APPLICATION OF FUNDS :

Net Fixed Assets	38309.27	Investments	19852.50
Net Current Assets	13032.45	Miscellaneous Expenditure	NIL
Accumulated Losses	NIL		

IV. PERFORMANCE OF THE COMPANY (Amount in Rs. Million)

Turnover	26595.21	Total Expenditure	18654.31
Profit / Loss before Tax & Extraordinary Item	+10049.99	Profit / Loss after Tax & Extraordinary Item	+6859.99
EPS (in Rs.)	92.12	Dividend (%)*	135%

*Proposed

V. GENERIC NAMES OF THREE PRINCIPAL PRODUCTS / SERVICES OF COMPANY

Item Code No. (ITC Code)	7601
Product Description	ALUMINIUM INGOTS
Item Code No. (ITC Code)	7606
Product Description	ALUMINIUM ROLLED PRODUCTS
Item Code No. (ITC Code)	7605
Product Description	ALUMINIUM REDRAW RODS

As per our report annexed.
For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants

Camp: Mumbai
Dated: The 3rd day of May, 2002

A. K. AGARWALA
Whole-time Director

ANIL J. JHALA
Company Secretary

Chairman: KUMAR MANGALAM BIRLA

Directors: C. M. MANIAR
E. B. DESAI
M. M. BHAGAT
S. S. KOTHARI
K. N. BHANDARI

CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2002

(Rs. in Million)

		Year ended March 31, 2002		Year ended March 31, 2001
A. CASH FLOW FROM OPERATING ACTIVITIES				
Net profit before tax and extraordinary items		10,049.99		9,800.79
Adjustment for :				
Depreciation	1,543.34		1,423.86	
Foreign Exchange	-		3.45	
Investment activities	(1,957.34)		(1,179.96)	
Interest charged	455.95	41.95	618.78	866.13
Operating profit before working capital changes		10,091.94		10,666.92
Changes in working Capital:				
Trade and other receivables	(731.01)		(499.98)	
Inventories	(298.21)		(190.26)	
Trade payable	551.76	(477.46)	184.92	(505.32)
Cash generated from operation		9,614.48		10,161.60
Direct taxes paid		(2,311.18)		(3,289.24)
Cash flow before extraordinary items		7,303.30		6,872.36
Extraordinary items		-		-
NET CASH FROM OPERATING ACTIVITIES		7,303.30		6,872.36
B. CASH FLOW FROM INVESTMENT ACTIVITIES				
Purchase of Fixed Assets		(6,918.88)		(2,869.04)
Sale of Fixed Assets		23.19		61.49
Acquisition of Companies		-		(10,126.30)
Purchase of Investments		(28,340.64)		(6,851.77)
Sale of Investments		28,053.71		9,145.74
Interest received		1,069.65		980.09
Dividend received		328.73		69.57
NET CASH USED IN INVESTMENT ACTIVITIES		(5,784.24)		(9,590.22)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Buy-Back of Equity Shares		(4.21)		-
Proceeds from long term borrowings (net)		2,033.08		1,331.21
Interest paid		(337.85)		(538.36)
Dividend paid		(984.74)		(685.83)
NET CASH USED IN FINANCING ACTIVITIES		706.28		107.02
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,225.34		(2,610.84)
CASH & CASH EQUIVALENTS-OPENING BALANCE		4,353.17		6,964.01
CASH & CASH EQUIVALENTS-CLOSING BALANCE		6,578.51		4,353.17

Notes:

1. Cash and cash equivalent includes cash and bank balances and Deposits with companies and interest accrued thereon.
2. Figures for the previous year have been regrouped/rearranged wherever found necessary.

As per our report annexed.
For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants

A. K. AGARWALA
Whole-time Director

Chairman: KUMAR MANGALAM BIRLA

Directors: C. M. MANIAR, E. B. DESAI, M. M. BHAGAT, S. S. KOTHARI, K. N. BHANDARI

Camp: Mumbai
Dated: The 3rd day of May, 2002

ANIL J. JHALA
Company Secretary

Auditors' Certificate

We have verified the above Cash Flow statement of Hindalco Industries Limited compiled from the audited annual financial statements for the year ended March 31, 2002 and found the same in accordance therewith and also with the requirements of clause 32 of the listing agreements with Stock Exchanges.

As per our report annexed.
For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants

Camp- Mumbai
Dated: The 3rd day of May, 2002

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 (1) (e) OF THE COMPANIES ACT, 1956.

Name of the Subsidiary Company	Financial Year of the Subsidiary Company ended on	Extent of Holding Company's interest
Minerals & Minerals Limited	31st March, 2002	100%
Renukeshwar Investments & Finance Limited	31st March, 2002	100%
Renuka Investments & Finance Limited	31st March, 2002	100%
Indian Aluminium Company Limited	31st March, 2002	74.64%
Indal Exports Limited	31st March, 2002	74.64%*
Annapurna Foils Limited	31st March, 2002	67.00%*

* Subsidiary of Indian Aluminium Company Limited.

The net aggregate amount, so far as it concerns members of Hindalco Industries Limited and is not dealt with the attached accounts of the Company, of the above Subsidiary Companies' profit deducting their losses or vice versa:

Name of the Subsidiary Company	Profit/ (losses) not dealt within the Holding Company's accounts. (Rs. In lac)	
	For the Financial Year of the Subsidiary Company	For the previous Financial Years of the Subsidiary since it became the Holding Company's subsidiary
Minerals & Minerals Limited	7.40	61.34
Renukeshwar Investments & Finance Limited	8.62	(0.10)
Renuka Investments & Finance Limited	77.07	27.00
Indian Aluminium Company Limited	8737.83	6534.78
Indal Export Limited	(0.10)	0.97
Annapurna Foils Limited	1238.82*	N.A.**

* Considered for full financial year.

** It became a subsidiary company during the financial year 2001-02, hence not considered.

The net aggregate amount of the profits or losses of the above Subsidiary Companies which are dealt within the attached accounts of the Company (a) for the Financial Year of the Subsidiary Company : Rs. Nil ; and (b) for the previous Financial Years of the Subsidiary since it became Holding Company's subsidiary is Rs. 2122.67 lac.

As the financial year of the Subsidiary Companies coincides with the financial year of the Holding Company, Section 212(5) of the said Act is not applicable in this case.

A. K. AGARWALA
Whole-time Director

Chairman: KUMAR MANGALAM BIRLA

Directors: C. M. MANIAR
E. B. DESAI
M. M. BHAGAT
S. S. KOTHARI
K. N. BHANDARI

ANIL J. JHALA
Company Secretary

Place : Mumbai
Dated: the 3rd day of May, 2002.

SECRETARIAL COMPLIANCE CERTIFICATE

TO WHOMSOEVER IT MAY CONCERN

This is to certifiy that Hindalco Industries Limited, having its Registered Office at "Century Bhavan" 3rd Floor, Dr. Annie Besant Road, Mumbai 400 025, has complied with all the statutory requirements and maintained all books/records as required under the Companies Act, 1956 and all other applicable statutes and rules thereunder.

For Hindalco Industries Limited

ANIL J. JHALA
Joint-President
(Company Matters, Taxation, Treasury) &
Company Secretary

Place: Mumbai
Date: The 3rd day of May, 2002

DIRECTORS' REPORT

Dear Shareholders,

The Directors of your Company have pleasure in presenting the Annual Report and Audited Statement of Accounts for the year ended 31st March, 2002.

FINANCIAL RESULTS

The working during the year shows a gross surplus of Rs.11.80 lacs against Rs.11.28 lacs in the previous year out of which a sum of Rs.0.29 lacs (Rs.0.42 lacs) has been provided for depreciation and Rs.6.12 lacs for Income Tax (Rs.5.18 lacs). Rs.2.01 lacs credited towards Deferred Tax as per accounting standard AS – 22 thereby the net profit comes to Rs. 7.40 lacs. A sum of Rs.5.68 lacs being previous year's net Profit has been transferred to General Reserve Account.

GENERAL

Bauxite raised during the year under review has increased to 39,845 MT as against 36,465 MT in the previous year. Bauxite purchased during the year was 19,701 MT as compared to 9,088 MT in the preceding year. Consequent to larger volumes, sales have grown from Rs. 114.01 lacs in the year 2000-01 to Rs. 161.30 lacs during the year 2001-02.

Your Company is making efforts to expedite New Mining Leases, for which applications are pending with the government of Jharkhand.

PARTICULARS UNDER SECTION 217(i) (e) OF THE COMPANIES ACT, 1956

A statement giving particulars as required under the Companies (Disclosure of particulars in the Report of Board of Directors) Rules, 1988 is annexed.

PARTICULARS OF EMPLOYEES

The Company has no employee in the category specified under Section 217 (2A) of the Companies Act, 1956.

DIRECTORS

Shri K.K.Rathi retires from office by rotation in accordance with the requirement of the Companies Act, 1956. Your Directors place on record their appreciation of the services rendered by Shri K.K.Rathi.

Shri S.S.Kothari retires from office by rotation in accordance with the requirement of the Companies Act, 1956 and being eligible, offers himself for re-appointment.

AUDITORS' REPORT

The observations made in the Auditors' Report are dealt with separately by Notes on Accounts in Schedule 15 of the Accounts. These are self-explanatory and do not call for any further comments.

AUDITORS

M/s G.Basu & Co., Chartered Accountants and Auditors of the Company, retire and being eligible, offer themselves for reappointment.

DIRECTORS' RESPONSIBILITY STATEMENT

Your Directors confirm that:

(i) in the presentation of the Annual Accounts, the applicable Accounting Standards had been followed along with proper explanation related to material departures;

(ii) the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

(iii) the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities, and,

(iv) the Directors had prepared the Annual Accounts on a going concern basis.

Directors: A.K. AGARWALA
R.K. KASLIWAL
S.N. SHARMA
K.K. PATODIA

Camp: Renukoot
Dated: The 30th day of April, 2002

ANNEXURE TO THE DIRECTORS' REPORT

Statements of Particulars under Companies (Disclosure of particulars in the Report of Board of Directors) Rules, 1988.

A. CONSERVATION OF ENERGY

There is no direct consumption of electrical energy in mining of Bauxite Ore at our Mines. However, all possible care is taken to minimise the consumption of electricity wherever used.

B. TECHNOLOGY ABSORPTION

Bauxite Mines are open cast mines and ore is excavated after removing overburden with the help of Earth Moving Machinery and drilling with Compressor and blasting operations manually.
Any sophisticated technology is not in use at our mines.

C. FOREIGN EXCHANGE EARNING AND OUTGO Rs. – NIL.

Directors: A.K. AGARWALA
R.K. KASLIWAL
S.N. SHARMA
K.K. PATODIA

Camp: Renukoot
Dated: The 30th day of April, 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of MINERALS & MINERALS LIMITED as at 31st March, 2002 and also the Profit & Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that :

i) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.

ii) In our opinion, proper Books of Account, as required by law, have been kept by the Company so for as appears from our examination of the books of the Company.

iii) The Balance Sheet and Profit & Loss Account dealt with by this Report are in agreement with the Books of Account.

iv) In our opinion the Profit and Loss Account and the Balance Sheet comply with Accounting Standards referred to in sub-section 3 (c) of Section 211 of the Companies Act, 1956.

v) On the basis of writrten representations received from the directors as on 31st March, 2002 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

vi) In our opinion and to the best of our information and according to explanation given to us, the said accounts read with other Notes appearing in Schedule – 15 give the information required by the Companies Act, 1956 in the manner so required and give true and fair view in conformity with the accounting principles generally accepted in India.

   a) In the case of Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and

   b) In the case of Profit & Loss Account, of the Profit of the Company for the year ended on that date.

As required by the Manufacturing and other Companies (Auditor's Report) Order, 1988, issued by the Central Government and on basis of such checks as we considered appropriate, and according to the information and explanations given to us, we further report that:

1. (a) The Company has maintained proper records to show full particulars including quantitative details and situation of Fixed Assets.

   (b) The Fixed Assets of the Company have been physically verified during the year by the Management and no material discrepancies between book records and physical inventory have been noticed

2. The Fixed Assets of the Company have not been revalued during the year.

3. The stock of finished goods, stores and spare parts of the Company have been physically verified by the Management during the year.

4. In our opinion, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and nature of the business.

5. The discrepancies between the physical stocks and book stocks which have been properly dealt with in the Books of Account are not material.

6. In our opinion the valuation of stocks of finished goods, stores and spare parts has been fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

7. The Company has not taken any loan, secured or unsecured, from Companies, Firms or other parties listed in the Register maintained under Section 301 and 370 (1B) (non operative) of the Companies Act, 1956.

AUDITORS' REPORT (CONTD.)

8. The Company has not given any loan, secured or unsecured, to Companies, Firms or other parties listed in the Register maintained under Section 301 and 370 (1B) (non operative) of the Companies act, 1956.

9. Advances free of interest given to the employees are being recovered as per stipulation.

10. In our opinion there is adequate internal control procedure commensurate with the size of the Company and nature of the business for purchase of Bauxite, Stores and Spare Parts, Plants & Machinery, Equipment and other Assets and for the sale of Goods.

11. During the year no purchases have been made of Bauxite and Stores & Spare parts aggregating Rs. 50,000 or more in value from any party listed in the Register maintained under Section 301 of the Companies Act, 1956.

12. The Company has a system of determining unserviceable or damaged goods and spare parts. We are advised that there was no such unserviceable or damaged goods or spare parts at the end of the year.

13. The Company has not accepted any deposit from the public.

14. The Company has maintained proper record of sale of scrap. As explained to us, the Company has no by-product.

15. The paid up Capital of the company at the commencement of the financial year did not exceed Rs. 25 lacs or the average annual turnover for a period of three consecutive financial years immediately preceding the financial year did not exceed Rs.2 Crores and as such we are not commenting on its internal audit system.

16. The Central Government has not prescribed maintenance of Cost records under Section 209 (1) (d) of the Companies Act, 1956 for mining Bauxite.

17. The Company has regularly deposited Provident Fund, Employees' Pension fund dues and was regular in depositing Employees' Deposit Linked Insurance dues during the year with appropriate authorities.

18. There was no amount outstanding on 31st March, 2002 in respect of undisputed Income Tax, Wealth Tax, Sales Tax, Customs Duty or Excise Duty which were due as on 31st March, 2002 for a period of more than six months from the date they became payable.

19. During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practice we have not come across any personal expenses which have been charged to Profit & Loss Account, nor have we been informed of such cases by the Management.

20. The Company is not a sick industrial Company within the meaning of clause (o) of sub-section 1 of section 3 of the Sick Industrial Companies (Special Provision) Act, 1985.

21. In respect of trading activities, viz, Bauxite, there was no damaged goods at the time of physical verification, as informed to us by the Management.

For G.BASU & CO.
Chartered Accountants

Camp : Renukoot
Dated : The 30th day of April, 2002

R.K.BHATTACHARYA
Partner

MINERALS & MINERALS LIMITED

BALANCE SHEET AS AT 31ST MARCH, 2002

(Rs. in Thousand)

	Schedule	As at 31st March, 2002	As at 31st March, 2001
SOURCES OF FUNDS			
Shareholders' Fund :			
Share Capital	1	3,50	3,50
Reserves & Surplus	2	67,93	61,34
	TOTAL	71,43	64,84
APPLICATION OF FUNDS			
Fixed Assets :	3		
Gross Block		1,16,66	1,16,66
Less: Depreciation		1,08,63	1,08,34
		8,03	8,32
Deferred Tax Assets (Net)		1,20	-
Current Assets,Loans & Advances :			
Inventories	4	19,04	19,88
Sundry Debtors	5	57,88	48,26
Cash & Bank Balances	6	37	35
Loans, Advances & Deposits	7	23,67	19,89
		100,96	88,38
Less:			
Current Liabilities and Provisions :			
Liabilities	8	23,39	22,61
Provisions	9	15,37	9,25
		38,76	31,86
Net Current Assets		62,20	56,52
	TOTAL	71,43	64,84
Notes on Accounts	15		

As per our report attached

For G.BASU & CO.
Chartered Accountants

R.K.BHATTACHARYA
Partner

Directors : A. K. Agarwala
R.K.Kasliwal
S.N. Sharma
K.K.Patodia

CAMP : Renukoot
DATED : the 30th day of April, 2002.

Arun Gupta
Company Secretary

MINERALS & MINERALS LIMITED

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2002

(Rs. in Thousand)

	Schedule	For the year ended 31st March, 2002	For the year ended 31st March, 2001
INCOME			
Sales (including net of Transportation)		1,61,30	1,14,01
Other Income	10	37	58
Increase / (Decrease) in Stock	11	35	2,75
		1,62,02	1,17,34
EXPENDITURE			
Bauxite Purchase		73,13	31,66
Royalty		22,13	19,57
Operation and Maintenance	12	7,30	8,23
Payment to and provisions for Employees	13	43,60	41,69
Administration and Others	14	4,06	4,91
Depreciation		29	42
		1,50,51	1,06,48
PROFIT BEFORE TAXATION		11,51	10,86
Provision for Taxation			
Current Tax		6,12	5,18
Deferred Tax		(2,01)	-
PROFIT AFTER TAXATION		7,40	5,68
Balance brought forward from previous year		5,68	4,03
		13,08	9,71
BALANCE AVAILABLE FOR APPROPRIATIONS			
APPROPRIATIONS			
Transfer to General Reserve		5,68	4,03
Balance Carried to Balance Sheet		7,40	5,68
		13,08	9,71
Notes on Accounts	15		

As per our report attached

For G.BASU & CO.
Chartered Accountants

R.K.BHATTACHARYA
Partner

Directors : A. K. Agarwala
R.K.Kasliwal
S.N. Sharma
K.K.Patodia

CAMP : Renukoot
DATED : the 30th day of April, 2002.

Arun Gupta
Company Secretary

SCHEDULES

	As at 31st March, 2002	(Rs. in Thousand) As at 31st March, 2001
SCHEDULE - 1		
SHARE CAPITAL		
Authorised :		
50,000 Ordinary Shares of Rs.10/- each	5,00	5,00
Issued & Subscribed :		
35,006 Ordinary Share of Rs.10/- each fully paid-up (of the above shares 20,000 shares of Rs.10/- each are allotted as fully paid-up pursuant to a contract without payment being received in cash. Entire share capital of the Company is held by Hindalco Industries Limited, the Holding Company and its Nominees)	3,50	3,50
	3,50	3,50
SCHEDULE - 2		
General Reserve :		
As per last Balance Sheet	55,66	51,63
Less : Adjustment on account of accumulated Net deferred tax liabilities as on 1st April,2001	81	-
(Refer Note No.8 in Schedule - 15)	54,85	51,63
Add: Transferred from P & L A/C	5,68	4,03
	60,53	55,66
PROFIT & LOSS ACCOUNT - BALANCE	7,40	5,68
	67,93	61,34

SCHEDULE '3'
FIXED ASSETS

(Rs. in Thousand)

DESCRIPTION	GROSS VALUE				DEPRECIATION				NET VALUE	
	As at 31st March, 2001	Additions during the year	Less Sales/ Adjustments during the year	Total upto 31st March, 2002	Upto 31st March, 2001	Provided during the year u/s 205(2)(b)	Less Adjusted on Sales or Adjust-ments	Total upto 31st March, 2002	As at 31st March, 2002 as per Balance Sheet	As at 31st March, 2001 as per last Balance Sheet
Land	4	—	—	4	—	—	—	—	4	4
Other Mineral Concession	1,00	—	—	1,00	1,00	—	—	1,00	-	-
Building 2nd Class	5,07	—	—	5,07	3,92	7	—	3,99	1,08	1,15
Plant & Machinery	52,09	—	—	52,09	48,52	13	—	48,65	3,44	3,57
Ropeway Structures	47,82	—	—	47,82	45,43	—	—	45,43	2,39	2,39
Roads & Paths	18	—	—	18	17	—	—	17	1	1
Tools & Implements	15	—	—	15	14	—	—	14	1	1
Motor Car & Jeep	1,07	—	—	1,07	1,02	—	—	1,02	5	5
Furniture & Fixtures	2,35	—	—	2,35	1,60	9	—	1,69	66	75
Electric Installation	28	—	—	28	26	—	—	26	2	2
Railway Siding	6,61	—	—	6,61	6,28	—	—	6,28	33	33
TOTAL	1,16,66	—	—	1,16,66	1,08,34	29	—	1,08,63	8,03	8,32
Previous Year	1,17,93	—	1,27	1,16,66	1,08,99	42	1,07	1,08,34	8,32	

SCHEDULES

(Rs. in Thousand)

	As at 31st March, 2002	As at 31st March, 2001
SCHEDULE - 4		
INVENTORIES		
(As per inventories taken,valued and certified by the Management)		
Stores & Spares Parts	5,41	6,60
Bauxite	13,63	13,28
	19,04	19,88
SCHEDULE - 5		
SUNDRY DEBTORS		
(Unsecured - Considered Good)		
Due from Holding Company (Upto six months)	57,88	48,26
SCHEDULE - 6		
CASH AND BANK BALANCES		
Cash in hand	3	9
With Scheduled Banks in Current Accounts	34	26
	37	35
SCHEDULE - 7		
LOANS,ADVANCES & DEPOSITS		
(Unsecured-Considered Good)		
Advances recoverable in cash or in kind or for value to be received	8,20	9,12
Deposit with Railway & Others	41	58
Advance payment of Income Tax	15,06	10,19
	23,67	19,89
SCHEDULE - 8		
CURRENT LIABILITIES		
Sundry Creditors, other than small scale undertakings	23,39	22,61
SCHEDULE - 9		
PROVISIONS		
For Income Tax	15,37	9,25

	For the year ended 31st March,2002	For the year ended 31st March,2001
SCHEDULE - 10		
OTHER INCOME		
Rent	2	3
Interest received .	35	41
Profit on sale/Discarded of Fixed Assets (Net)	-	14
	37	58

SCHEDULES

(Rs. in Thousand)

		For the year ended 31st March,2002		For the year ended 31st March,2001
SCHEDULE - 11				
INCREASE / (DECREASE) IN STOCK				
Closing Stock		13,63		13,28
Opening Stock		13,28		10,53
		35		2,75
SCHEDULE - 12				
OPERATION AND MAINTENANCE				
Stores Consumed		6,31		6,60
Water & Lighting		76		62
Repairs & Maintenance and Renewals :				
Machinery	19		1,01	
Others	4			
		23		1,01
		7,30		8,23
SCHEDULE - 13				
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES				
Salaries, Wages, Bonus & Gratuity		37,84		35,92
Provident Fund & Other Fund Contributions		3,60		3,62
Staff Welfare Expenses		2,16		2,15
		43,60		41,69
SCHEDULE - 14				
ADMINISTRATION AND OTHERS				
Rent		15		69
Rates & Taxes		4		3
Vehicle Expenses		36		36
Insurance Charges		50		54
Directors' Fees		1		1
Auditors Remuneration :				
Audit Fees	13		12	
For Tax Audit	6		6	
For Issuing Certificates	6		6	
Expenses	11		10	
		36		34
Miscellaneous Expenses		2,24		2,34
Legal Expenses		40		60
		4,06		4,91

SCHEDULE - 15
NOTES ON ACCOUNTS

1 Profit or Loss on sale of Stores remains adjusted in Stores consumed Account and not shown separately.

2 Stores consumed debited to other Accounts amount to Rs.0.50 lacs (Rs.0.29 lacs).

3 Advance recoverable include balance due from officers Nil (Rs.0.10 lacs). Maximum balance due during the year Rs.0.10 lacs (Rs.0.10 lacs).

4 SIGNIFICANT ACCOUNTING POLICIES :

i) FIXED ASSETS :

Fixed Assets of the Company are stated at historical cost.

ii) DEPRECIATION :

a) Depreciation of Fixed Assets as at 31.12.1986 continues to be provided at the rates prevailing at that time on Straight - line Method pursuant to Circular No.1/ 86 dated 21.5.1986 issued by the Department of Company Affairs,New Delhi.

b) For Fixed Assets added from 1987 onwards depreciation has been provided on Straight - line Method at the rates specified in Schedule 'XIV' of the Companies Act, 1956.

c) For Fixed Assets added from 1988 onwards depreciation has been provided on Straight-line Method as altered vide Circular No.G.S.R.756 (E) dated 16th December, 1993 in the Schedule 'XIV' of the Companies Act, 1956.

iii) INVENTORIES:

(a) Stores & Spare parts are valued at cost.

(b) Bauxite including Purchased are valued at lower of cost or market value.

iv) RETIREMENT BENEFITS :

Provision for Gratuity and Leave Encashment as per the Company Rules have been made on actuarial basis and included in the salary and wages.

v) SALES :

Sales have been shown including net transportation.

vi) RECOGNITION OF INCOME AND EXPENDITURE :

Expenses are accounted for on the accrual basis.

SCHEDULE - 15 (Contd.)
NOTES ON ACCOUNTS (Contd.)

5 Additional information pursuant to paragraphs 3 and 4 of Part II of Schedule VI to Companies Act,1956 (as amended).

a) Particulars in respect of Goods Manufactured, purchased, stocks and Turnover.

i) Goods manufactured and purchased :

(Rs. in Thousand)

			Actual Production		Purchases			
			2001-2002	2000 - 2001	2001-2002		2000 - 2001	
Class of Goods	Licensed Capacity	Installed Capacity	MT	MT	MT	Value	MT	Value
Bauxite	Not Applicable	Not Applicable	39,845	36,465	19,701	73,13	9,088	31,66

ii) Stocks and Turnover :	Quantity (in M.Tons)		Value	
	2001-2002	2000 - 2001	2001-2002	2000 - 2001
Opening Stock	4,252	3,806	13,28	10,53
Closing Stock	3,941	4,252	13,63	13,28
Bauxite Sales	59,857	45,107	1,61,30	1,14,01
iii) Purchased Bauxite included in Opening Stock : Closing Stock and Sales :				
Opening Stock	55	8,92	19	2,98
Closing Stock	NIL	55	NIL	19
Sales	19,756	9,925	73,32	34,45

6 Value of Stores including components and spares parts (all indigenous) consumed amounts to Rs.0. 16 lacs (Rs.0.51 lacs).

7 Certain Accounting standards became mandatory for accounting periods commencing on or after 1st April, 2001. The Company adopted the accounting standards as applicable to it, and accounting for Tax on Income effective from 1st April, 2001.

8 Consequent to the standard on accounting for Taxes on Income becoming mandatory with effect from 1st April, 2001, the Company recorded cumulative net deferred tax liabilities of Rs. 0.81 lac which has been adjusted with General Reserve upto 31st March, 2001. Deferred Tax credit for the year resulted in creation of Deferred Tax Assets of Rs. 2.01 lac for the year ended 31st March, 2002.

	As on 31.03.01	Charges for the period	As on 31.03.02
Tax impact due to difference between tax depreciation and book depreciation.	2.27	0.04	2.31
Tax impact of expenses charged off in financial statement but allowance under tax law deferred.	1.46	2.05	3.51
Total	0.81	2.01	1.20

SCHEDULE - 15 (Contd.)
NOTES ON ACCOUNTS (Contd.)

9. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS

Registration No.	875	State Code	03
Balance Sheet Date	31 - 03 - 02 (Date Month Year)		

II. CAPITAL RAISED DURING THE YEAR (Amount in Rs. thousands)

Public/Euro Issue	NIL	Right Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount in Rs. thousands)

Total Liabilities	11019	Total Assets	11019

SOURCES OF FUNDS

Paid up Capital	350	Reserves & Surplus	6793
Secured Loans	NIL	Unsecured Loans	NIL

APPLICATION OF FUNDS

Net Fixed Assets	803	Investments	NIL
Net Current Assets	6220	Miscellaneous Expenditure	NIL
Accumulated Losses	NIL		

IV. PERFORMANCE OF THE COMPANY (Amount in Rs. thousands)

Turnover	16202	Total Expenditure	15051
Profit / Loss before Tax	+1151	Profit / Loss after Tax	+740
EPS (in Rs.)	21.15	Dividend (%)	NIL

V. GENERIC NAMES OF THREE PRINCIPAL PRODUCTS / SERVICES OF COMPANY

Item Code No. (ITC Code)	
Product Description	BAUXITE MINING
Item Code No. (ITC Code)	
Product Description	
Item Code No. (ITC Code)	
Product Description	

10. Figures for the previous year have been re-arranged where considered necessary.

As per our report annexed

For G.BASU & CO.
Chartered Accountants

R. K. BHATTACHARY
Partner

CAMP : Renukoot, Dist - Sonebhadra (U. P.),
DATED : The 30th day of April, 2002.

Arun Gupta
Company Secretary

Directors : A. K. Agarwala
R.K.Kasliwal
S.N. Sharma
K.K.Patodia

RENUKESHWAR INVESTMENTS & FINANCE LIMITED

DIRECTORS' REPORT TO THE SHAREHOLDERS

The Directors present their Eighth Annual Report together with the Audited Balance Sheet as at 31st March, 2002 and the Profit & Loss Account for the year ended 31st March, 2002.

1. FINANCIAL RESULTS

During the year under review the financial results of the Company show a net profit Rs. 8,62,007/- (Previous year loss Rs. 16,474/-).

2. DIVIDENDS

No dividend is being recommended for the year under review.

3. DIRECTORS

In accordance with the provisions of the Companies Act, 1956 and pursuant to the Articles of Association of the Company, Shri R. K. Kasliwal, retires from the Board by rotation, and being eligible, offers himself for reappointment.

4. AUDITORS

Messrs M. L. Sharma & Co., Chartered Accountants, the Auditors of the Company, retire and being eligible, offer themselves for reappointment.

5. PARTICULARS OF EMPLOYEES

The Company has no employee in the category specified under Section 217(2A) of the Companies Act, 1956.

6. ADDITIONAL INFORMATION REQUIRED UNDER THE COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988.

The Company is not engaged in any manufacturing activity and as such there are no particulars to disclose under the Companies (Disclosure of particulars in the report of Board of Directors) Rules, 1988 with regard to the conservation of energy or technology absorption etc.

7. ADDITIONAL INFORMATION REQUIRED UNDER THE NON-BANKING FINANCIAL COMPANIES (RESERVE BANK) DIRECTIVES, 1998.

The relevant provisions, for disclosure in the Directors' Report, of Non-Banking Financial Companies (Reserve Bank) Directions, 1998 issued by the Reserve Bank of India are not applicable as the Company is not holding any public deposits.

8. COMPLIANCE CERTIFICATE

As per the provisions of Section 383A of the Companies Act, 1956, a Compliance certificate from a Secretary in whole time practice is annexed hereto and forming part of this report.

9. DIRECTORS' RESPONSIBILITY STATEMENT

Your Directors confirm that:

(i) in the presentation of the Annual Accounts, the applicable Accounting Standards had been followed along with proper explanation related to material departures;

(ii) the Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

(iii) the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities, and,

(iv) the Directors had prepared the Annual Accounts on a going concern basis.

Place: P.O. Renukoot, Dist. Sonebhadra (UP).
Dated: The 23rd day of April, 2002.

Directors: R. K. KASLIWAL
K. K. PATODIA

SECRETARIAL COMPLIANCE CERTIFICATE

The Members,

M/s. RENUKESHWAR INVESTMENTS & FINANCE LIMITED
P. O. Renukoot-231217
Dist. Sonbhadra, (U.P.)

I have examined the registers, records, books and papers of M/s. RENUKESHWAR INVESTMENTS & FINANCE LIMITED (the Company) as required to be maintained under the Companies Act, 1956, (the Act) and the rules made there under and also the provisions contained in the Memorandum and Articles of Association of the Company for the year ended on March 31, 2002. In my opinion and to the best of my information and according to the examinations carried out by me and explanations furnished to me by the Company and its officers, I certify that in respect of the aforesaid financial year:

1. The Company has kept and maintained all registers as stated in **Annexure 'A'** to this certificate, as per the provisions and the rules made there under and all entries therein have been duly recorded.
2. The Company has duly filed the forms and returns as required with the Registrar of Companies or other authorities within the time prescribed under the Act and the rules made hereunder wherever applicable.
3. The Company being a Limited Company, hence reporting under clause is not required.
4. The Board of Directors duly met 8 times during the aforesaid Financial Year and in respect of each meeting proper notices were given and proceedings were properly recorded and signed in the Minutes Book maintained for the purpose.
5. The Company did not close its Register of Members during the financial year.
6. The Company held its Annual General Meeting during the year in time i.e. on 28th July, 2001 and in respect of which proper notice was given and proceedings were properly recorded and signed in the Minutes Book maintained for the purpose.
7. One Extra Ordinary General Meetings were held during the financial year and in respect of which proper notice was given and proceedings were properly recorded and signed in the Minutes Book maintained for the purpose.
8. The Company has not given or advanced any amount as defined in Section 295 of the Companies Act, 1956.
9. The Company has not entered into any contracts failing within the purview of Section 297 of the Act.
10. The Company was not required to make any entries in the register maintained under Section 301 of the Act.
11. As there were no instances falling within the purview of Section 314 of the Act, the Company has not obtained any approval from the Board of Directors, Members or Central Government.
12. The Company has not issued any duplicate share certificates during the financial year.
13. (i) The Company has delivered all the certificates on allotment of securities and on lodgments thereof for transfer/ transmission or any other purpose in accordance with the provisions of the Act;

    (ii) Duly complied with the requirements of section 217 of the Act.

    Others sub clauses of the clause are not applicable.
14. The Board of Directors of the Company is duly constituted.
15. There was no appointment of Managing Director / Whole Time Director / Manager during the financial year.
16. The company has not appointed any Sole Selling Agents during the financial year.
17. The company was not required to obtain any approvals of the Company Law Board, Regional Director, Registrar and / or such authorities prescribed under the various provisions of the Act during the financial year.
18. The Directors have disclosed their interest in other firms / companies to the Board of Directors pursuant to the provisions of the Act and the rules made there under.
19. The Company has issued 45,35,000 equity Share during the financial year and complied with the provisions of the Act.
20. The Company has not bought back any shares during the financial year.
21. The Company has not redeemed preference shares / debentures during the financial year under review.

22. There were no transactions necessitating the Company to keep in abeyance the rights of dividend, rights shares and bonus shares pending registration of transfer of shares.

23. The Company has not invited / accepted any deposits including any unsecured loans failing within the purview of Section 58A during the financial year.

24. The Company has complied with the provisions of 293 (1) (d) of the Act.

25. The Company has not made any loans or advances or given any guarantees or provided securities to other bodies corporate and consequently no entries have been made in the register kept for the purpose.

26. The Company has not altered the provisions of the Memorandum with respect to situation of the Company's registered office from the one state to another during the year under scrutiny.

27. The Company has not altered the provisions of the Memorandum with respect to the Object of the Company during the year under scrutiny.

28. The Company has not altered the provisions of the Memorandum with respect to Name of the company during the year under scrutiny.

29. The Company has altered the provisions of the Memorandum with respect to Share Capital of the company during the year under scrutiny and complied with the provisions of the Act. The Authorised Share Capital of the Company was increased from Rs. 30 Lacs to Rs. 500 Lacs.

30. The Company has not altered its Articles of Association.

31. There was no prosecution initiated against or show cause notices received by the Company and no fines or penalties or any other punishment has imposed on the Company during the financial year, for offences under the Act.

32. The Company has not received any money as security from its employees during the financial year.

33. The Provident Fund Act is not applicable to the Company.

[MAHESH SONI]
FCS : 3706 ; COP : 2324.

Place : Mumbai.
Date : April 23, 2002.

ANNEXURE 'A': TO THE SECRETARIAL COMPLIANCE CERTIFICATE :

Name of the Company : M/s. RENUKESHWAR INVESTMENTS & FINANCE LTD.

Registers as maintained by the Company

Sl. No.	Section Number	Name of Register
1	108	Share Transfer Register
2	150	Register of Members
3	193	Minutes of all meetings of Board of Directors
4	193(I)	Minutes of General Meetings
5	303	Register of Directors
6	307	Register of Directors' Shareholding
7	125	Register of Charge.

[MAHESH SONI]
FCS : 3706 ; COP : 2324.

Place : Mumbai
Date : April 23, 2002.

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of Renukeshwar Investments & Finance Limited as at 31st March, 2002 and also the annexed Profit and Loss Account for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our Audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting, the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audit provides a reasonable basis for our opinion. Further we report that :-

1. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our Audit.

2. In our opinion, proper books of account as required by the Companies Act, 1956 (as amended) have been kept by the Company so far as appears from our examination of those books.

3. The Balance Sheet and Profit & Loss Account are in agreement with books of account and comply with the Accounting Standards referred to in Sub-Section (3C) of Section 211 of the Companies Act,1956;

4. On the basis of the written representations received from the Directors as on 31st March, 2002 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2002 from being appointed as a Director in terms of clause (g) of Sub-Section (1) of Section 274 of the Companies Act, 1956.

5. In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes as per Schedule '10' give the information required by the Companies Act, 1956 (as amended) in the manner so required and give a true and fair view:

   (a) In the case of Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and

   (b) In the case of Profit & Loss Account, of the profit of the Company for the year ended 31st March, 2002.

   As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, in our opinion and on the basis of such checks of the books and records as we considered appropriate and according to the information and explanations given to us during the course of the Audit, we further state that:-

   i) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, and/or from the companies under the same management as defined under Section 370 (1-B) of Companies Act, 1956. In terms of Sub-Section (6) of Section 370 of the Companies Act,1956, provisions of the section are not applicable to a Company on or after 31st October, 1998.

   ii) The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956, and/or to the companies under the same management as defined under Section 370 (1-B) of Companies Act, 1956. In terms of Sub-Section (6) of Section 370 of the Companies Act,1956, provisions of the Section are not applicable to a Company on or after 31st October, 1998.

   iii) In our opinion and according to the explanations and information given to us, internal control procedures are adequate and commensurate with the size and the nature of business of the Company.

   iv) The Company has not accepted any deposit from the public within the meaning of Section 58 A of the Companies Act, 1956 and Rules framed thereunder.

   v) The Company has an internal audit system and in our opinion, the same is commensurate with the size and nature of its business.

AUDITORS' REPORT TO THE SHAREHOLDERS (Contd.)

vi) According to the information and explanations given to us and records examined by us, no personal expenses have been charged to revenue account.

vii) According to the information and explanations given to us, no undisputed amounts payable in respect of Income Tax, Sales Tax, Custom duty, Excise duty and Wealth Tax at the last date of the financial year were outstanding for the period of more than six months.

viii) In our opinion and according to the information and explanations given to us, the Company's business is of finance & investments and proper record of the transactions and contracts have been maintained by the Company.

ix) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

x) Other clauses of Manufacturing and Other Companies (Auditor's Report) Order, 1988 are not applicable to the Company for the year under report.

As required under Non-Banking Financial Companies Auditors' Report (Reserve Bank) Directions, 1998, a separate report has been submitted to the Board of Directors of the Company on the matters specified in paragraphs 3 and 4 of the Directions.

For M.L.SHARMA & CO.
Chartered Accountants

Camp: Renukoot, Dist. Sonbhadra (U.P.).
Date : The 23rd day of April, 2002.

C.H. Bandi
Partner

RENUKESHWAR INVESTMENTS & FINANCE LIMITED

BALANCE SHEET AS AT 31ST MARCH, 2002

	Schedule	As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
SOURCES OF FUNDS			
SHAREHOLDERS' FUND			
Share Capital	1	47,965,000	2,615,000
Reserves & Surplus	2	851,236	—
		48,816,236	2,615,000
LOANS FUNDS			
Unsecured Loans	3	177,950,000	7,590,000
	Total	226,766,236	10,205,000
APPLICATIONS OF FUNDS			
INVESTMENTS	4	242,075,632	13,282,638
CURRENT ASSETS, LOANS AND ADVANCES			
Cash & Bank Balances	5	65,839	215,406
Loans, Advances & Deposits	6	40,713	18,938
		106,552	234,344
Less:			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	7	15,420,128	3,328,563
		15,420,128	3,328,563
NET CURRENT ASSETS		(15,313,576)	(3,094,219)
MISCELLANEOUS EXPENDITURE			
Preliminary Expenses (To the extent not written off or adjusted)		4,180	5,810
PROFIT & LOSS ACCOUNT		—	10,771
	Total	226,766,236	10,205,000
Notes on Accounts	10		

As per our report annexed
For M.L. Sharma & Co.
Chartered Accountants

C.H. BANDI
Partner

Camp : Renukoot, Dist. Sonebhadra, U.P.
Dated : The 23rd day of April, 2002

Directors: R.K. Kasliwal
K. K. Patodia

RENUKESHWAR INVESTMENTS & FINANCE LIMITED

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2002

	Schedule	For the year ended 31st March, 2002 Rs.	For the year ended 31st March, 2001 Rs.
INCOME			
Interest (Tax deducted at Source Rs. 2,118/-)		10,734	58,871
Dividend		16,459,844	—
		16,470,578	58,871
EXPENDITURE			
Interest Paid	8	15,280,813	5,247
Administration & Other expenses	9	327,758	54,598
		15,608,571	59,845
PROFIT BEFORE TAX		862,007	(974)
Provision for Tax			
— Current Tax		—	15,500
— Deferred Tax		—	—
PROFIT AFTER TAX		862,007	(16,474)
Balance Brought Forward from Previous year		(10,771)	5,703
BALANCE AVAILABLE FOR APPROPRIATIONS		851,236	(10,771)
Balance Carried to Balance Sheet		851,236	(10,771)
		851,236	(10,771)
Notes on Accounts	10		

As per our report annexed
For M.L. Sharma & Co.
Chartered Accountants

CH BANDI
Partner

Camp : Renukoot, Dist. Sonebhadra, U.P.
Dated : The 23rd day of April, 2002

Directors: R.K. Kasliwal
K. K. Patodia

RENUKESHWAR INVESTMENTS & FINANCE LIMITED

SCHEDULES

		As at 31st March, 2002 (Rs)	As at 31st March, 2001 (Rs)
SCHEDULE '1'			
SHARE CAPITAL			
AUTHORISED			
4,995,000	Equity Shares of Rs10/- each. (Previous year 295000 Equity Shares)	49,950,000	2,950,000
500	15% Redeemable Cumulative Preference Shares of Rs 100/- each	50,000	50,000
		50,000,000	3,000,000
ISSUED, SUBSCRIBED AND PAID UP			
4,795,000	Equity Shares of Rs10/- each fully paid-up (Previous year 260000 Equity Shares)	47,950,000	2,600,000
150	15% Redeemable Cumulative Preference Shares of Rs 100/- each fully paid up	15,000	15,000
		47,965,000	2,615,000

		As at 31st March, 2002 (Rs)	As at 31st March, 2001 (Rs)
SCHEDULE '2'			
RESERVES & SURPLUS			
	Profit & Loss Account	851,236	—

		As at 31st March, 2002 (Rs)	As at 31st March, 2001 (Rs)
SCHEDULE '3'			
UNSECURED LOANS			
	Loan from Holding Co.- Hindalco Industries Limited (Repayable within one year Rs. NIL)	177,950,000	7,590,000

		As at 31st March, 2002 (Rs)	As at 31st March, 2001 (Rs)
SCHEDULE '4'			
INVESTMENTS			
LONG TERM INVESTMENTS(Quoted)			
I)	41,08,761 (2,37,442) Equity Shares of National Aluminium Company Limited of Rs 10/- each fully paid-up. (Aggregate Market value Rs. 33,65,07,526/-)	241,361,192	12,718,488
II)	7,900 (6,095) Equity Shares of Indian Aluminium Company Limited of Rs 10/- each fully paid-up. (Aggregate Market value Rs. 6,62,020/-)	714,440	564,150
		242,075,632	13,282,638

SCHEDULES

	As at 31st March, 2002 (Rs)	As at 31st March, 2001 (Rs)
SCHEDULE 5		
CASH & BANK BALANCES		
Cash in Hand	2,090	1,173
Balance with Schedule Banks:		
In Current Accounts	38,504	37,961
In Fixed Deposit with bank	24,957	173,678
Interest Receivable on Fixed Deposits	288	2,594
	65,839	215,406
SCHEDULE 6		
LOANS, ADVANCES & DEPOSITS		
(Unsecured Considered Good, unless otherwise stated)		
Advance Income Tax paid (Net)	7,321	1,438
Advances recoverable in cash or kind	33,392	17,500
	40,713	18,938
SCHEDULE 7		
CURRENT LIABILITIES		
Sundry Creditors	134,040	3,320,166
Liabilities for Expenses	15,286,088	8,397
	15,420,128	3,328,563

	For the year ended 31st March, 2002 (Rs)	For the year ended 31st March, 2001 (Rs)
SCHEDULE 8		
INTEREST PAID		
Interest on Loans from Holding Company	15,280,813	5,247
	15,280,813	5,247
SCHEDULE 9		
ADMINISTRATION AND OTHER EXPENSES		
General Expenses	2,050	4,600
NSDL Custodian Charges	23,772	550
Printing & Stationery	487	594
Bank Charges	1,336	474
Filing Fee	293,083	43,500
Auditors' Remuneration:		
Audit Fee	5,250	2,200
Professional Fee	150	1,050
Preliminary Expenses written off	1,630	1,630
	327,758	54,598

SCHEDULES

SCHEDULE '10'

NOTES ON ACCOUNTS

1 SIGNIFICANT ACCOUNTING POLICIES:

a) RECOGNITION OF INCOME AND EXPENDITURE

Income and expenditure are recognised on accrual basis.

b) CONTINGENT LIABILITIES

Contingent liabilities are not provided for in the Accounts.

c) INVESTMENTS

Long term Investments are stated at Cost. Provision for diminution, if any in the value of each long term investment is made to recognise a decline other than of temporary nature.

d) BORROWING COSTS

Borrowing costs attributable to the acquisition and construction of qualifying assets are capitalised. Other borrowing costs are recognised as an expenses in the period in which they are incurred.

e) TAXES ON INCOME

Current tax is determined as the amount of tax payable in respect of taxable income for the period. Deferred tax liabilities and assets are recognised at substantially enacted tax rates, subject to the consideration of prudence, on timimg difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent period.

2 Contingent liability in respect of arrears of dividend Rs. 15,904/-(Previous year Rs. 13,654/-) on 15% Redeemable Cumulative Preference Shares has not been provided for.

3. In compliance with the Accounting Standard –22 "Accounting for taxes on income" issued by Institute of Chartered Accountants of India, which has become mandatory. The Company has not created deferred tax liabilities/assets since it believes that such liabilities/assets are not likely to be reversed in future years.

4 Preliminary expenses are being written off proportionately over a period of ten years from the date of incorporation. For the year ended 31st March, 2002 a sum of Rs.1,630/- (Previous year Rs. 1,630/-) has been debited to the Profit & Loss Account towards proportionate amount of preliminary expenses.

5 The Figures have been rounded off to the nearest rupee.

6 Figures for the previous year have been regrouped/rearranged wherever found necessary.

7 Additional information pursuant to paras 3, 4C and 4D of part II of Schedule VI of the Companies Act, 1956 are not applicable.

SCHEDULE 10 (Contd.)
NOTES ON ACCOUNTS (CONTD.)

8. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS

Registration No.	20-17080	State Code	20
Balance Sheet Date	31-03-02 (Date / Month / Year)		

II. CAPITAL RAISED DURING THE YEAR (Amount in Rs. thousands)

Public Issue	NIL	Right Issue	NIL
Bonus Issue	NIL	Private Placement	45350

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (Amount in Rs. thousands)

Total Liabilities	242186	Total Assets	242186

SOURCES OF FUNDS

Paid up Capital	47965	Reserves & Surplus	851
Secured Loans	NIL	Unsecured Loans	177950

APPLICATION OF FUNDS

Net Fixed Assets	NIL	Investments	242076
Net Current Assets	-15314	Miscellaneous Expenditure	4
Accumulated Losses	NIL		

IV. PERFORMANCE OF THE COMPANY (Amount in Rs. thousands)

Turnover*	16471	Total Expenditure	15609
Profit / Loss before Tax	862	Profit / Loss after Tax	862
EPS (in Rs.)**	0.18	Dividend (%)	NIL

V. GENERIC NAMES OF THREE PRINCIPAL PRODUCTS / SERVICES OF COMPANY***

Item Code No. (ITC Code)	
Product Description	
Item Code No. (ITC Code)	
Product Description	
Item Code No. (ITC Code)	
Product Description	

* Represents interest received from bank on Fixed Deposits & Dividend Received.
** Calculated for the year on year end equity capital
*** Not Applicable to the Company.

As per our report annexed
For M. L. Sharma & Co.
Chartered Accountants

C. H. Bandi
Partner

Camp: Renukoot, Dist. Sonbhadra (U.P.).
Dated : The 23rd day of April, 2002

Directors: R. K. KASLIWAL
K. K. PATODIA

DIRECTORS' REPORT TO THE SHAREHOLDERS

The Directors present their Eighth Annual Report together with the Audited Balance Sheet as at 31st March, 2002 and the Profit & Loss Account for the year ended on 31st March, 2002.

1. FINANCIAL RESULTS

   During the year under review the financial results of the Company show a net profit Rs. 77,06,557/- (Previous year Loss Rs.12,40,073/-).

2. DIVIDENDS

   No dividend is being recommended for the year under review.

3. DIRECTORS

   In accordance with the provisions of the Companies Act, 1956 and pursuant to the Articles of Association of the Company, Shri D.C. Kabra, retires from the Board by rotation, and being eligible, offers himself for reappointment.

4. AUDITORS

   Messrs M. L. Sharma & Co. Chartered Accountants, the Auditors of the Company, retire and being eligible, offer themselves for reappointment.

5. PARTICULARS OF EMPLOYEES

   The Company has no employee in the category specified under Section 217(2A) of the Companies Act, 1956.

6. ADDITIONAL INFORMATION REQUIRED UNDER THE COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988.

   The Company is not engaged in any manufacturing activity and as such there are no particulars to disclose under the Companies (Disclosure of particulars in the report of Board of Directors) Rules, 1988 with regard to the conservation of energy or technology absorption etc.

7. ADDITIONAL INFORMATION REQUIRED UNDER THE NON-BANKING FINANCIAL COMPANIES (RESERVE BANK) DIRECTIVES, 1998.

   The relevant provisions, for disclosure in the Directors' Report, of Non-Banking Financial Companies (Reserve Bank) Directions, 1998 issued by the Reserve Bank of India are not applicable as the Company is not holding any public deposits.

8. CORPORATE GOVERNANCE

   Your Company is practicing the principal of good corporate governance. In this directions your Company has constituted an Audit Committee comprising of Shri R.K. Kasliwal, Shri S.N. Sharma and Shri D.C. Kabra, which discharges the function under Section 292A of the Companies Act, 1956.

9. DIRECTORS' RESPONSIBILITY STATEMENT

   Your Directors confirm that:

   (i) in the presentation of the Annual Accounts, the applicable Accounting Standards had been followed along with proper explanation related to material departures;

   (ii) the Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

   (iii) the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities, and,

   (iv) the Directors had prepared the Annual Accounts on a going concern basis.

Directors: R. K. KASLIWAL
S. N. SHARMA
D. C. KABRA

Place: Renukoot,
Dated: The 23rd day of April, 2002.

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of Renuka Investments & Finance Limited as at 31st March, 2002 and also the annexed Profit and Loss Account for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our Audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting, the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audit provides a reasonable basis for our opinion. Further we report that :-

1. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our Audit.

2. In our opinion, proper books of account as required by the Companies Act, 1956 (as amended) have been kept by the Company so far as appears from our examination of those books.

3. The Balance Sheet and Profit & Loss Account are in agreement with books of account and comply with the Accounting Standards referred to in Sub-Section (3C) of Section 211 of the Companies Act,1956;

4. On the basis of the written representations received from the Directors as on 31st March, 2002 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2002 from being appointed as a Director in terms of clause (g) of Sub-Section (1) of Section 274 of the Companies Act, 1956.

5. In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes as per Schedule '12' give the information required by the Companies Act, 1956 (as amended) in the manner so required and give a true and fair view:

   (a) In the case of Balance Sheet, of the state of affairs of the Company as at 31st March,2002 and

   (b) In the case of Profit & Loss Account, of the profit of the Company for the year ended 31st March,2002.

   As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, in our opinion and on the basis of such checks of the books and records as we considered appropriate and according to the information and explanations given to us during the course of the Audit, we further state that:-

   i) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. As explained to us, the said fixed assets have been physically verified by the Management during the year which is reasonable and no material discrepancies have been noticed on such verification.

   ii) None of the fixed assets have been revalued during the year.

   iii) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956, and/or from the companies under the same management as defined under Section 370 (1-B) of Companies Act, 1956. In terms of Sub-Section (6) of Section 370 of the Companies Act,1956, provisions of the section are not applicable to a Company on or after 31st October, 1998.

   iv) The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956, and/or to the companies under the same management as defined under Section 370 (1-B) of Companies Act, 1956. In terms of Sub-Section (6) of Section 370 of the Companies Act,1956, provisions of the Section are not applicable to a Company on or after 31st October, 1998.

   v) In our opinion and according to the explanations and information given to us, internal control procedures are adequate and commensurate with the size and the nature of business of the Company.

AUDITORS' REPORT TO THE SHAREHOLDERS

vi) The Company has not accepted any deposit from the public within the meaning of Section 58 A of the Companies Act, 1956 and Rules framed thereunder.

vii) The Company has an internal audit system and in our opinion, the same is commensurate with the size and nature of its business.

viii) According to the information and explanations given to us and records examined by us, no personal expenses have been charged to revenue account.

ix) According to the information and explanations given to us, no undisputed amounts payable in respect of Income Tax, Sales Tax, Custom duty, Excise duty and Wealth Tax at the last date of the financial year were outstanding for the period of more than six months.

x) In our opinion and according to the information and explanations given to us, the Company's business is of Finance & Investments and proper record of the transactions and contracts have been maintained by the Company.

xi) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

xii) Other clauses of Manufacturing and Other Companies (Auditor's Report) Order, 1988 are not applicable to the Company for the year under report.

As required under Non-Banking Financial Companies Auditors' Report (Reserve Bank) Directions,1998, a separate report has been submitted to the Board of Directors of the Company on the matters specified in paragraphs 3 and 4 of the Directions.

For M.L.SHARMA & CO.
Chartered Accountants

Camp: Renukoot, Dist. Sonbhadra (U.P.).
Date : the 23rd day of April, 2002.

C.H. Bandi
Partner

RENUKA INVESTMENTS & FINANCE LIMITED

BALANCE SHEET AS AT 31ST MARCH, 2002

	Schedule	As at 31st March, 2002 Rs.	As at 31st March, 2001 Rs.
SOURCES OF FUNDS			
SHAREHOLDERS' FUND			
Share Capital	1	92,515,000	92,515,000
Reserves & Surplus	2	10,406,938	2,700,381
		102,921,938	95,215,381
LOANS FUNDS			
Unsecured Loans	3	172,912,096	181,648,138
	Total	275,834,034	276,863,519
APPLICATIONS OF FUNDS			
FIXED ASSETS			
Gross Block	4	78,775,730	78,775,730
Less: Depreciation		(4,469,227)	(3,192,305)
Net Block		74,306,503	75,583,425
INVESTMENTS	5	219,632,346	219,632,346
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry Debtors	6	126,200	1,808,009
Cash and Bank Balances	7	32,662	175,341
Loans, Advances & Deposits	8	3,952,466	2,121,784
		4,111,328	4,105,135
Less:			
CURRENT LIABILITIES AND PROVISIONS			
Liabilities	9	22,277,721	22,542,979
		22,277,721	22,542,979
NET CURRENT ASSETS		(18,166,393)	(18,437,844)
MISCELLANEOUS EXPENDITURE			
Preliminary Expenses		61,578	85,592
(To the extent not written off or adjusted)			
	Total	275,834,034	276,863,519
Notes on Accounts	12		

As per our report annexed
For M.L. Sharma & Co.
Chartered Accountants

C.H. BANDI
Partner

Directors: R.K. Kasliwal
S.N. Sharma
D.C. Kabra

Camp : Renukoot, Dist. Sonebhadra, U.P.
Dated : The 23rd day of April, 2002

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2002

	Schedule	For the year ended 31st March, 2002 Rs.	For the year ended 31st March, 2001 Rs.
INCOME			
Rent (Tax deducted at Source Rs. 15,55,874/-)		5,893,140	7,045,200
Interest (Tax deducted at Source Rs. 2,71,958/-)		1,333,130	1,333,130
Dividend		19,572,472	9,744,386
		26,798,742	18,122,716
EXPENDITURE			
Interest Paid	10	17,781,165	17,984,374
Administration & Other expenses	11	34,098	101,493
Depreciation		1,276,922	1,276,922
		19,092,185	19,362,789
PROFIT BEFORE TAX		7,706,557	(1,240,073)
Provision for Tax			
Current Tax		—	—
Deferred Tax		—	—
PROFIT AFTER TAX		7,706,557	(1,240,073)
Balance Brought Forward from Previous year		2,700,381	3,940,454
BALANCE AVAILABLE FOR APPROPRIATIONS		10,406,938	2,700,381
Balance Carried to Balance Sheet		10,406,938	2,700,381
		10,406,938	2,700,381
Notes on Accounts	12		

As per our report annexed
For M.L. Sharma & Co.
Chartered Accountants

CH BANDI
Partner

Directors: R.K. Kasliwal
S.N. Sharma
D.C. Kabra

Camp : Renukoot, Dist. Sonebhadra, U.P.
Dated : The 23rd day of April, 2002

SCHEDULES

		As at 31st March, 2002 (Rs)	As at 31st March, 2001 (Rs)
SCHEDULE '1'			
SHARE CAPITAL			
AUTHORISED			
9,995,000	Equity Shares of Rs.10/- each.	99,950,000	99,950,000
500	15% Redeemable Cumulative Preference Shares of Rs 100/- each	50,000	50,000
		100,000,000	100,000,000
ISSUED, SUBSCRIBED AND PAID UP			
9,250,000	Equity Shares of Rs.10/- each fully paid-up	92,500,000	92,500,000
150	15% Redeemable Cumulative Preference Shares of Rs 100/- each fully paid up	15,000	15,000
		92,515,000	92,515,000
SCHEDULE '2'			
RESERVES & SURPLUS			
	Profit & Loss Account	10,406,938	2,700,381
SCHEDULE '3'			
UNSECURED LOANS			
	Loan from Holding Co.- Hindalco Industries Limited (Repayable within one year Rs. NIL)	172,912,096	181,648,138

SCHEDULE '4'
FIXED ASSETS

(Rs.)

DESCRIPTION	GROSS VALUE				DEPRECIATION				NET VALUE	
	As at 31.03.2001	Additions during the year	Less Sales/ Adjustments during the year	Total upto 31.03.2002	Upto 31.03.2001	Provided during the year u/s 205(2)(b)	Less Adjusted on Sales or Adjustments	Total upto 31.03.2002	As at 31.03.2002 as per Balance Sheet	As at 31.03.2001 as per Balance Sheet
Land	436,966	-	-	436,966	-	-	-	-	436,966	436,966
Building	78,338,764	-	-	78,338,764	3,192,305	1,276,922	-	4,469,227	73,869,537	75,146,459
Total	78,775,730	-	-	78,775,730	3,192,305	1,276,922	-	4,469,227	74,306,503	75,583,425
Previous Year	78,775,730	-	-	78,775,730	1,915,383	1,276,922	-	3,192,305	75,583,425	

SCHEDULES

	As at 31st March, 2002 (Rs)	As at 31st March, 2001 (Rs)
SCHEDULE '5'		
INVESTMENTS		
LONG TERM INVESTMENTS(Quoted)		
I) 48,93,118 Equity Shares of National Aluminium Company Limited of Rs 10/- each fully paid-up. (Aggregate Market value Rs. 40,07,46,364/-)	210,438,346	210,438,346
II) 9194 14.5% Non Convertible Redeemable Secured Debentures of National Aluminium Company Limited of Rs 1000/- each fully paid-up. (Aggregate Market value Rs. 1,01,96,210/-)	9,194,000	9,194,000
	219,632,346	219,632,346
SCHEDULE 6		
SUNDRY DEBTORS (Unsecured, Considered Good)		
Debts outstanding for a period exceeding six months	108,737	82,689
Other debts	17,463	1,725,320
	126,200	1,808,009
SCHEDULE 7		
CASH & BANK BALANCES		
Cash in Hand	738	1,124
Share Transfer Stamp	250	250
Balance With Schedule Banks - In Current Accounts	31,674	173,967
	32,662	175,341
SCHEDULE 8		
LOANS, ADVANCES & DEPOSITS		
(Unsecured Considered Good, unless otherwise stated)		
Interest accrued on Investments	21,914	21,914
Advance Income Tax Paid (Net)	3,930,552	2,099,870
	3,952,466	2,121,784
SCHEDULE 9		
CURRENT LIABILITIES		
Sundry Creditors	64,773	87,535
Liabilities for Expenses	17,793,048	18,035,544
Security Deposit	4,419,900	4,419,900
	22,277,721	22,542,979

SCHEDULES

	For the year ended 31st March, 2002 (Rs)	For the year ended 31st March, 2001 (Rs)
SCHEDULE 10		
INTEREST		
Interest on Loans from Holding Company	17,781,165	17,979,475
Interest Paid on Income Tax	—	4,899
	17,781,165	17,984,374
SCHEDULE 11		
ADMINISTRATION AND OTHER EXPENSES		
NSDL Custodian Charges	250	65,139
General Expenses	—	4,600
Printing & Stationery	487	392
Professional Fee	—	1,048
Bank Charges	997	500
Filing Fee	1,000	1,500
Auditors' Remuneration:		
Audit Fee	5,250	2,100
For Tax Audit	2,100	2,100
For Expenses	—	100
	7,350	4,300
Preliminary Expenses written off	24,014	24,014
	34,098	101,493

SCHEDULES

SCHEDULE 12

NOTES ON ACCOUNTS

1 SIGNIFICANT ACCOUNTING POLICIES:

a) RECOGNITION OF INCOME AND EXPENDITURE

Income and expenditure are recognised on accrual basis.

b) FIXED ASSETS

Fixed Assets are stated at Cost less depreciation.

c) INVESTMENTS

Long term Investments are stated at cost. Provision for diminution, if any in the value of each long term investment is made to recognise a decline other than of temporary nature.

d) DEPRECIATION

Depreciation has been provided on Straight Line Method at the rate specified in Schedule XIV of the Companies Act, 1956.

e) CONTINGENT LIABILITIES

Contingent liabilities are not provided for in the Accounts.

f) BORROWING COSTS

Borrowing costs attributable to the acquisition and construction of qualifying assets are capitalised. Other borrowing costs are recognised as an expenses in the period in which they are incurred.

g) TAXES ON INCOME

Current tax is determined as the amount of tax payable in respect of taxable income for the period. Deferred tax liabilities and assets are recognised at substantially enacted tax rates, subject to the consideration of prudence, on timing difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent period.

2. Contingent liability in respect of arrears of dividend Rs. 15,903/- (Previous year Rs. 13,653/-) on 15% Redeemable Cumulative Preference Shares has not been provided for.

3. Building represents rights to use and occupy an office space in a building at Mumbai for which the Company has invested Rs. 702.27 Lacs in Equity shares & debentures in a company.

4. In compliance with the Accounting Standard –22 "Accounting for taxes on income" issued by Institute of Chartered Accountants of India, which has become mandatory. The Company has not created deferred tax liabilities/assets since it believes that such liabilities/assets are not likely to be reversed in future years.

5. Preliminary expenses are being written off proportionately over a period of ten years from the date of incorporation. For the year ended 31st March,2002 a sum of Rs.24,014/- (Previous year Rs. 24,014/-) has been debited to the Profit & Loss Account towards proportionate amount of preliminary expenses.

6. The Figures have been rounded off to the nearest rupee.

7. Previous Year figures have been regrouped/rearranged wherever found necessary.

8. Additional information pursuant to paras 3, 4C and 4D of part II of Schedule VI of the Companies Act, 1956 are not applicable.

SCHEDULE 12 (Contd.)

NOTES ON ACCOUNTS (CONTD.)

9. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. REGISTRATION DETAILS

Registration No.	20-17081
State Code	20
Balance Sheet Date	31-03-02 (Date / Month / Year)

II. CAPITAL RAISED DURING THE YEAR

(Amount in Rs. thousands)

Public Issue	NIL
Right Issue	NIL
Bonus Issue	NIL
Private Placement	NIL

III. POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS

(Amount in Rs. thousands)

Total Liabilities	298112
Total Assets	298112

SOURCES OF FUNDS

Paid up Capital	92515
Reserves & Surplus	10407
Secured Loans	NIL
Unsecured Loans	172912

APPLICATION OF FUNDS

Net Fixed Assets	74307
Investments	219632
Net Current Assets	-18166
Miscellaneous Expenditure	62
Accumulated Losses	NIL

IV. PERFORMANCE OF THE COMPANY

(Amount in Rs. thousands)

Turnover	26799
Total Expenditure	19092
Profit / (Loss) before Tax	7707
Profit / (Loss) after Tax	7707
Earning per Share (Rs.)	0.83
Dividend (%)	NIL

V. GENERIC NAMES OF THREE PRINCIPAL PRODUCTS / SERVICES OF COMPANY*

Item Code No. (ITC Code)	
Product Description	
Item Code No. (ITC Code)	
Product Description	
Item Code No. (ITC Code)	
Product Description	

* Not Applicable to the Company.

As per our report annexed
For M. L. Sharma & Co.
Chartered Accountants

C. H. Bandi
Partner

Camp: Renukoot, Dist. Sonbhadra (U.P.)
Dated : The 23rd day of April, 2002

Directors: R. K. KASLIWAL
S. N. SHARMA
D. C. KABRA

REPORT OF THE DIRECTORS

Dear Shareholders

Your Directors are pleased to present the 64th Annual Report, together with the audited accounts for the financial year April 2001 to March 2002.

Financial Performance

Your Company's performance during 2001-02 has been creditable in the face of challenging market conditions, falling prices of alumina and aluminium in international markets, rising costs of critical inputs and the general economic slowdown across most industry segments.

Your Company countered these challenges with (a) better manufacturing efficiencies and operational practices; (b) continued focus on asset utilisation with record production of alumina, metal, power and extrusions; (c) richer product mix; (d) increased domestic market share and (e) improved sales realisations.

Financial Results

(Rs Million)

	April 2001-March 2002	April 2000-March 2001
Sales and Operating Revenue	15,261.1	14,151.9
of which exports	3,491.7	3,747.1
Operating profit (profit before non-recurring items, depreciation, interest and tax)	2,570.7	2,659.0
Interest	351.4	364.7
Depreciation	621.8	629.7
Profit before non-recurring items and tax	1,597.5	1,664.6
Tax – Current	270.0	365.0
– Deferred	85.0	–
Profit after tax	1,170.7	1,160.0
Appropriations:		
Transfer from Debenture Redemption Reserve	50.0	–
Dividend – Final	284.4	284.4
Tax on Dividend	–	29.0
Transfers to:		
– General Reserve	117.1	116.0
– Debenture Redemption Reserve	50.0	50.0

Sales and Operating Revenue at Rs 15,261.1 million as against Rs 14,151.9 million in the previous year has registered a growth of 8 %. Profit after current tax at Rs 1,255.7 million was the highest ever and 8% higher than the previous year (Rs 1,160 million). However, after the Rs 85.0 million deferred tax charge, the net profit stood at Rs 1,170.7 million.

Dividend

Your Directors are pleased to recommend a dividend of Rs 4.00 per ordinary share including those represented by Global Depositary Receipts.

Corporate Developments

During the year, your Company acquired a controlling stake in Annapurna Foils Limited (AFL). We subsequently moved an application for the merger of AFL with your Company. The merger is effective 1 April 2002, subject to the completion of regulatory formalities. Your Directors believe that this acquisition will help augment your Company's position in the foil and packaging sectors and will enhance shareholder value.

Operational Review

During the year under review, your Company has recorded a commendable performance with the highest ever sales and profits. A glimpse of the highlights is as indicated:

- Best ever alumina output from both Belgaum (Karnataka) and Muri (Jharkhand) plants.
- Record power generation of 543 MU from the Captive Power Plant at Hirakud (Orissa) with a high PLF of 92%.
- Highest ever utilisation of installed capacity at the Hirakud and Alupuram (Kerala) smelters.
- Record production at the Alupuram Extrusions plant.
- Operational improvements and significant reduction in production costs at both sheet plants, Belur (West Bengal) and Taloja (Maharashtra).
- Higher sales realisation in Foil with enriched product-mix.
- Growth in domestic sales volumes of extruded products.

A detailed performance review of your Company as well as the Outlook forms a part of the Management Discussion and Analysis Report.

Projects

The revamping of the Bauxite Handling System at Muri has been successfully completed. The new Dry Mud Stacking facility and the Lime Slaker and Causticisation Plant will be commissioned ahead of schedule. These will increase the reliability and efficiency of the process and help in better environment management.

Project activities relating to the doubling of the capacity of the Hirakud Smelter are well on track. The commissioning of pots will begin by the second quarter of 2002-03 and is slated for completion by the end of financial year 2002-03. To support the expanded smelter capacity, pre-project activities have been initiated for augmenting the captive power plant capacity.

Research & Development – Technology

A timely implementation of the de-bottlenecking projects has led to the ongoing development of speciality alumina and increased production at Muri.

Altering electrolyte composition with new additives has resulted in reduced bath temperature, improving the efficiency of the smelter plant at Alupuram.

The introduction of non-heat treatable sheet alloy and development of foil packaging for food items has gone a long way to better our customer service through widening the product mix development of the analytical semi-fab businesses.

Engineering Achievements

An exhaustive Condition Monitoring based Predictive Maintenance Program was undertaken at all of your Company's plants. Lower engineering downtime and improved utilisation of the key value-adding equipment, leading to higher outputs have been the major benefits.

In the face of intense competition, your Company continued its thrust on reducing costs through engineering and technical innovations. The major focus area was reduction in cost of energy. There was concerted effort at every location towards gaining higher efficiencies through process control improvements and technological innovations. Significant operational improvements were achieved at the Hirakud Smelter and Power plants, Muri Alumina plant and the Sheet mills at Belur and Taloja.

Recognition & Certification

Your Directors are pleased to inform you that Indal has been awarded "STAR" Trading House Status by the Director General of Foreign Trade, Government of India.

Awards

Your Company's plants and mines won accolades at the State and National level for their exemplary achievements in Safety, Health, Energy Conservation, Environment Management and Exports. A selective list of honours follows :

Chemicals Business

- CAPEXIL's Special Export Award for 2000-01 for export of processed minerals.

Muri Alumina Plant

- The CII "CESC Trophy for Safety" for the year 2000-01 in the small and medium scale category, Eastern Region.

Belgaum Alumina Plant

- National Energy Conservation Award (First Prize) for the year 2001.

Hirakud Smelter

- The National Safety Council of India's "*Shreshtha Suraksha Puraskar*" for outstanding achievement in Safety Performance & Management.
- Best Performing Smelter in the 'one to three million hours worked' category, by the International Aluminium Institute, UK for the years 2000 and 2001.
- State Safety Award for 1999 and 2000 presented by the Minister of Labour and Employment, Government of Orissa.
- For bagging the National Energy Conservation Award for the third year in succession (1999, 2000 and 2001), the Ministry of Power, Government of India's Special Prize 2001 for Energy Conservation.
- National Award for Excellence in Energy Management as an 'Excellent Energy Efficient Unit', by CII, Chennai.

Hirakud Power

- State Safety Award for 1999 and 2000 for the best performance in Safety, Health & Environment and Best Environment Management, accorded by the Minister of Labour and Employment, Government of Orissa.
- Pollution Control Excellence Award 2001 from the Orissa State Pollution Control Board.
- CII Exim Award for Total Quality Management – Certificate of Appreciation for 2000 amd 2001.

Alupuram Smelter

- Certificate of Merit for Energy Conservation for 2001 presented by the Ministry of Power, Government of India.

Belur Sheet Mill

- National Safety Award for 1999 for lowest frequency rate and maximum accident free period given by the Union Labour Minister.
- National Energy Conservation Award (Certificates of Merit) for the years 2000 and 2001 presented by the Ministry of Power, Government of India.

Kalwa Foil Plant

- National Safety Award as Runner Up for 1999 presented by the Ministry of Labour and Directorate General Factory Advice Service and Labour Institutes.

Lohardaga, Durgmanwadi and Chandgad Bauxite Mines

- Regional Awards in Safety & Environment Management measures for 2001-02 conferred upon it by the Director General of Mines safety and the Environment & Mineral Conservation Councils.

Corporate Governance

Your Directors re-affirm their commitment to the Corporate Governance standards prescribed by the Securities and Exchange Board of India (SEBI), codified as Clause 49 of the Listing Agreement with Stock Exchanges. This Annual Report carries a Section on Corporate Governance and benchmarks your Company with the SEBI Code on Corporate Governance.

Your Directors take pride in informing you that your Company's President & CEO, Dr.S.K.Tamotia was presented the Best Industrial Manager's Award for outstanding ability in Corporate Governance and managerial excellence by the Institution of Industrial Managers, India.

Associates and Related Companies

A. Hydro Aluminium a.s., a co-promoter of Utkal Alumina International Limited (Utkal) has decided to exit from the project. Consequently, it is proposed to restructure the equity between the remaining two promoters, viz., Alcan plc. (formerly Alcan Aluminium Limited) and your Company in the proportion of 45% and 55% respectively. Your Board has approved the increase of your Company's equity stake in Utkal from the current 20% to 55% subject to necessary regulatory and other approvals.

B. As was informed in the last Report of the Directors, Orissa Extrusions Limited (OEL) was referred to the Board for Industrial and Financial Reconstruction (BIFR) under the provisions of Section 15 of the Sick Industrial Companies (Special Provisions) Act, 1985. We understand that the Operating Agency, ICICI, is evaluating a few revival schemes submitted by other interested parties.

Human Resources

Your Company believes in people power. It recognises the fact that people are key to its sustainable success. Consequently, an HR Vision forms an integral part of your Company's larger Vision and Strategy.

Your Company is fully committed to people development. We therefore strive to create a working environment that is challenging and motivates people to be performance-oriented and customer focused.

Building, developing and upgrading employee competencies in line with business needs and strategies is now an institutionalised process.

At Gyanodaya, the Aditya Birla Institute of Management Learning, customised training programmes, at which your Company's managers and executives are nominated, help hone their competencies. This is a very enabling training process as participants are exposed to the latest trends and practices in related fields, and emerge more self-assured.

Delegation, empowerment and decentralisation are being pushed downward, dependent on competency levels to foster the sense of intrapreneurship. Performance-linked reward mechanisms and pay systems have and continue to generate the desire to do better and better among employees. Additional recognition mechanisms have been instituted too. To move towards a leaner, delayered organisation so as to build speed of response, your Company's drive toward manpower optimisation is on.

Maintaining its record of harmonius industrial relations, your Company has successfully concluded long-term union settlements for its foil plant at Kalwa (Maharashtra) and some of the Regional Offices during the year. The salient features of the agreements, particularly at Kalwa, include rationalisation of manpower, flexible work practices and linking a larger proportion of wages to improvements in efficiency and quality.

Employee relations are harmonious at all locations of your Company with mutually profitable partnerships forged between the representatives of workmen and management, to meet the competitive challenges ahead.

Corporate Social Responsibility

Your Company's social vision forms a part of its business vision. Your Company's single-minded goal is to help make a difference to the lives of the weaker section of people who live in proximity to your Company's plants. Your Company's rural development activities are carried out under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development.

Your Company's focus areas include economic self-reliance, education, healthcare and espousing social causes.

Your Company's healthcare initiatives and Women Empowerment programmes in Radhanagari Taluka, close to the bauxite mines at Durgmanwadi (Maharashtra) have made a qualitative difference to the lives of the underprivileged in these areas. A separate chapter details your Company's work in the communities.

Environment Protection and Pollution Control

Your Company is fully committed to environment conservation, which is a key element of its business strategy. Pollution control, optimisation of resources, recycling and minimising wastage remain ongoing priorities.

All of your Company's plants and installations at the mines, barring the Kalwa Foil plant are ISO 14001 certified. Efforts to have the Kalwa Foil plant also ISO 14001 certified are being stepped up.

Your Board is very pleased to inform you that the Hirakud Smelter & Power Complex has attained ISO 18001 OHSAS (Occupational Health and Safety Assessment System) certification which makes it the first in the aluminium sector to have got this distinction. A separate chapter in this report dwells upon your Company's initiative and commitment to environment friendly and sustainable development.

Finance and Accounts

Other Income for the year was Rs 353.426 million, a significant part of which came from investment activities. A major portion of the short term surplus generated during the year was invested in debt-denominated mutual funds. The returns from such investments have been tax efficient as your Company had 'carry forward tax losses'.

During the year your Company raised five year 9.95% Secured Non-Convertible Debentures for Rs 500 million with a bullet repayment at the end of the fifth year. This issue was accorded "AAA" rating by CRISIL.

Your Company met its obligations towards repayment of US$ 18 million foreign curreny loan, rupee term loans and public fixed deposits.

Your Company entered into a Long Dated Forward Contract for US$ 20 million of its ECB US$ 40 million to contain the rupee depreciation on the loan. The Long Dated Forward Contract was done for the entire tenure of the loan which is repayable in five semi annual instalments of US$ 4 million each commencing February 2004.

The 10.60% Secured Non-Convertible Debentures for Rs 300 million which was due for a bullet repayment in February 2004 was redeemed prematurely to reduce future interest costs.

In appreciation of the risks associated with the movement in commodity prices, your Company commenced Commodity Hedging operations during the year within the framework of a Board approved risk management policy. This involved setting up control and administrative procedures and obtaining the Reserve Bank of India's approval. International commodity brokers were selected and appointed. We began trading with furnace oil bookings and subsequently covered LME future trades.

Investor Services

Your Company has repaid the principal amounts together with the interest to the deposit holders from whom your Company had accepted Fixed Deposits under the Scheme launched in 1998.

Your Company is actively pursuing with 413 deposit holders (previous year: 120) whose deposits aggregate Rs 4,768,000 (previous year: Rs 1,019,000) and have not claimed refund on due dates.

Directors

Mr N.K.Choudhary, Managing Director, Operations who has been associated with your Company since 1992, was appointed as Director in whole time employment for a period of five years with effect from 29 November 1996. Mr Choudhary's tenure as Director would have come up for extension with effect from 29 November 2001. However, Mr Choudhary had expressed his desire not to seek extension of his term and had relinquished office with effect from 28 November 2001. The Board places on record its sincere and deep appreciation for the contribution and the services rendered by him, both as a senior executive and as a member of the Board.

Mr A.L. Mudaliar and Mr P.K. Choksey retire by rotation from the Board in accordance with Article 117 of the Articles of Association of the Company and are eligible for re-appointment.

Auditors

At the Annual General Meeting held on 9 July 2001, the members had appointed Messrs Price Waterhouse as auditors of your Company at a remuneration as may be mutually agreed upon from the conclusion of the sixty-third Annual General Meeting to the conclusion of the next Annual General Meeting. Messrs Price Waterhouse, being eligible, offer themselves for re-appointment.

Audit Observations

The Auditors' observation on Schedule 31 is adequately explained in the note to the Schedule.

Subsidiaries

The relevant particulars of Annapurna Foils Limited and Indal Exports Limited under Section 212 (3) of the Companies Act, 1956 are appended.

Consolidated Financial Statement

The duly audited Consolidated Financial Statement as required under the provisions of Clause 32 of the Listing Agreement has been prepared after considering the audited financial statements of your Company's subsidiaries, viz., Annapurna Foils Limited and Indal Exports Limited.

Appendices

With regard to Research and Development, Energy Conservation and Foreign Exchange Earnings and Outgo, details are given in Appendix I.

Information in terms of Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 is set out in Appendix II forming a part of this Report. As per the provisions of Section 219 (1) (b) (iv) of the Companies Act, 1956, this Report and Accounts are being sent to all the shareholders of your Company excluding this information. Shareholders who are interested in obtaining these particulars may please write to the Company Secretary at the Registered Office address.

Disclosures in compliance with Accounting Standard – 17 on "Related Party Disclosures" forms a part of this Annual Report.

Directors' Responsibility Statement

Your Directors wish to inform that the Audited Accounts containing Financial Statements for the financial year ended 31 March 2002 are in full conformity with requirements of the Companies Act, 1956. They believe that the Financial Statements reflect fairly, the form and substance of transactions carried out during the year and reasonably present the Company's financial condition and results of operations.

Your Directors further confirm that:

(i) in the presentation of the Annual Accounts, applicable accounting standards have been followed;

(ii) the accounting policies have been consistently applied and reasonable, prudent judgement and estimates are made so as to give a true and fair view of the state of affairs of your Company as at 31 March 2002 and of the profit for the financial year ended 31 March 2002;

(iii) proper and sufficient care has been taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of your Company and for preventing and detecting frauds and other irregularities;

(iv) the annual accounts of your Company have been prepared on a going concern basis.

Appreciation

Your Directors place on record their deep appreciation of the assistance and guidance provided by the Hon'ble Minister, Secretary and other Officials of the Ministry of Mines. Your Directors appreciate the support provided by the financial institutions and banks associated with your Company.

Your Company's employees are instrumental to your Company scaling new heights year after year. Your Directors place on record their deep appreciation of the commitment and contribution of your Company's employees.

Your support as shareholders is greatly valued. Your Directors thank you and look forward to your continuing support.

For and on behalf of the Board

Kumar Mangalam Birla
Chairman

Mumbai
2 May 2002

ANNEXURE TO DIRECTORS' REPORT

A. Conservation of Energy

(a) Major energy conservation measures were :

Implementation of design modifications following the process audits at calciners to optimise throughput; revamping of turbine generator to enhance power generation at improved steam efficiency; utilisation of heat from exhaust gas in pre-heating metal ingots; optimum use of energy intensive pumps; etc.

(b) Additional investments and proposals being implemented for reduction of consumption of energy :

Use of gas fired ageing oven in place of erstwhile electrical furnace; use of single pump in lieu of multiples and re-engineering of piping system; installation of economiser at boilers; rotary die oven replacing conventional designs; installation of continuous speed monitoring device at rolling oil pumps; use of magnetic resonator for efficient fuel combustion; implementation of recommendation of CII energy audits; etc.

(c) Impact of (a) and (b) on reduction of energy consumption and consequent impact on cost of production of goods :

Specific electricity consumption improved at all operations also with the improvement in productivity. Power generation through steam turbine generators increased containing costs while the smelter at Alupuram suffered due to hike in state power tariff. Specific fuel oil consumption at alumina operations reduced through implementation of designed modifications and higher production. Improved capacity utilisation of recycling operation registered marked improvement in specific energy consumption. Product-mix rationalisation at fabrication and caster operation had telling effects on fuel oil consumption.

B. Technology Absorption

Please refer to Form – B.

C. Foreign Exchange Earnings and Outgo

	2001-02 Rs million	2000-01 Rs million
Earnings on account of export, etc.	3492.740	3753.343
Outgo on account of imports, dividend, fees, etc.	1624.357	1484.828
Net foreign exchange earned/(spent)	1868.383	2268.515

FORM-A

Disclosure of particulars with respect to conservation of energy

A. Power & fuel consumption

	Chemicals		Smelters+		Fabrication*	
	2001-02	2000-01	2001-02	2000-01	2001-02	2000-01
1. Electricity						
(a) Purchased						
Units-kWh in '000	68,748	68,433	277,459	298,775	116,987	107,934
Total Rs million	268.0	277.0	829.6	788.9	478.7	435.3
Rate Rs/kWh	3.90	4.04	2.99	2.64	4.09	4.03
(b) Own generation						
(i) Through diesel generator						
Units-kWh in '000	8,347	12,533			87	151
Total Rs million	44.4	61.4			0.7	1.1
Cost Rs/kWh	5.32	4.90			8.63	7.34
(ii) Through steam turbine generator						
Units-kWh in '000	37,251	33,575	461,357	443,480		
Total Rs million	31.7	24.7	564.2	557.0		
Cost Rs/kWh	0.85	0.73	1.22	1.26		

	Chemicals		Smelters+		Fabrication*	
	2001-02	2000-01	2001-02	2000-01	2001-02	2000-01
2. Coal						
Quantity-tonne	80,114	82,827	433,637	429,639		
Total Rs million	175.5	161.9	353.4	338.5		
Cost Rs/tonne	2,190	1,955	815	788		
3. Furnace Oil						
Quantity-Kilo Ltrs	84,425	83,658	3,628	2,966	2,688	2,380
Total Rs million	729.5	829.3	32.7	31.1	24.3	25.1
Cost Rs/Kilo Ltrs	8,640	9,912	9,011	10,494	9,029	10,549
4. Others						
(a) Low Sulphur Heavy Stock (LSHS)						
Quantity-tonne					5,967	4,235
Total Rs million					57.5	40.8
Cost Rs/tonne					9,635	9,641
(b) High Speed Diesel (HSD)						
Quantity-Kilo Ltrs	5,041	5,368	22	13	280	268
Total Rs million	87.4	87.6	0.4	0.2	5.2	4.4
Cost Rs/Kilo Ltrs	17,344	16,316	19,065	17,565	18,650	16,400
(c) Light Diesel Oil (LDO)						
Quantity-Kilo Ltrs			128	151		
Total Rs million			1.8	1.8		
Cost Rs/Kilo Ltrs			13,919	12,087		
(d) Coal Gas						
Quantity-Nm^3 in '000					6,394	5,550
Total Rs million					22.3	19.6
Cost Rs/ Nm^3					3.49	3.52

+ Includes consumption for Power Plant

* Includes consumption for Recycling Plant

B. Consumption per unit of production

Products	Electricity kWh/tonne		Coal tonne/tonne		Fuel Oil # Kg/tonne		Coal Gas Nm^3/tonne	
	2001-02	2000-01	2001-02	2000-01	2001-02	2000-01	2001-02	2000-01
Alumina	171	183	0.18	0.18	197	200		
Aluminium Metal (Primary)	16,142	16,330			15	12		
Aluminium Metal (Secondary)	54	75			134	152		
Continuous Cast Coils	70	73			77	74		
Fabricated Products	1,396	1506			81	70	76	77

(#) Furnace Oil and LSHS

FORM-B

Disclosure of particulars with respect to technology absorption

Research and Development (R&D)

1. Specific areas in which R&D carried out by the Company :

   (a) Alteration of bath chemistry with the use of additives (b) Development of new alloys for fabricated products (c) Analytical techniques to identify defects (d) Development of speciality alumina chemicals with specific end user attributes (e) Mill improvement programme utilising mathematical models (f) Development of import substituted hydraulic mill oil aiding cost reduction (g) Employing metallographic techniques for semi-fab operation (h) Development of process technology for producing kaolin products, etc.

2. Benefits derived as a result of the above R&D :

   Briefly discussed under "Research & Development" in the main report.

3. Future plan of action :

   Implementation of suggested design modifications based on air flow dynamics study at the annealing furnace.

   Microstructural analytical study for optimisation of annealing energy consumption.

   Trials with point feeders at the smelting pots for controlling anode effects.

   Re-engineering existing configuration in improving productivity with specific addressal to energy conservation.

   Introduction of engineered kaolin to meet customer specific applications.

4. Expenditure on R&D :

	2001-02 Rs million	2000-01 Rs million
Capital	23.427	2.498
Recurring	68.573	99.303
Total	92.000	101.801
Total R&D expenditure as a percentage of total turnover	0.62	0.75

Technology – absorption, adaptation & innovation

1. Efforts, in brief, made towards technology absorption, adaptation and innovation :

   Remelt operation and annealing furnace operation stabilised. Development of new products. Continue to introduce non-heat treatable alloys, Closures for exports and Co-extruded multiply foil structures. Extruded sections in alloy RDE 40 developed for fabricating army bridges for transportation of armoured heavy vehicles and tanks.

   Wet solid crushing and handling system was installed with the incorporation of state-of-the-art equipment meeting specific duties.

   Development on kaolin continued by stabilising process operation to produce products meeting different end-use segments.

2. Benefits derived as a result of the above efforts :

   The benefits have been covered under "Research & Development" in the main report.

3. Imported Technology :

(a) Technology imported	:	i) Technical Service Agreement in the fields of Raw Materials with Alcan International Limited, Canada
		ii) Technical Service Agreement for Continuous Casting with Pechiney Engineering, France.
(b) Year imported	:	2001-02
(c) Has technology been fully absorbed	:	In Progress

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The accounts have been prepared to comply in all material aspects with applicable accounting principles in India, the Accounting Standards issued by the Institute of Chartered Accountants of India and the relevant provisions of the Companies Act, 1956 of India.

FIXED ASSETS are stated at cost of acquisition and subsequent improvements thereto including taxes, duties, freight and other incidental expenses related to acquisition and installation. The cost of machinery spares which can be used only in connection with an item of fixed asset and whose use is expected to be irregular are allocated over useful life of the related asset. Interest accrued during construction period on borrowing to finance fixed assets is capitalised. Pre-operative expenses for major projects are also capitalised, where appropriate. Capital subsidies under Government schemes are credited to Capital Reserve. The cost of fixed assets, acquisition of which is financed by foreign currency loans, are adjusted so as to show the liabilities for these loans, to the extent they are not covered by forward contracts, at the rates of exchange prevailing at the end of each accounting period.

DEPRECIATION on fixed assets, including those utilised in Research and Development (R&D) activities, is provided on straight-line basis at rates which are in conformity with the requirements of the Companies Act, 1956. Leasehold land and mining leases are amortised over the lives of respective leases. The cost of machinery spares are amortised over the useful life of the related asset.

REVENUE is recognised on completion of sale of goods, rendering of services to third parties and/or use of the Company's resources by third parties.

REVENUE expenditure on R&D is expensed in the period in which it is incurred.

INVENTORIES are valued at lower of cost and net realisable value. The costs are, in general, ascertained under weighted average method on the basis of rates per unit of measurement determined after recording receipts for individual items of inventories.

LONG TERM INVESTMENTS are stated at cost less write down for any permanent diminution in carrying value. CURRENT INVESTMENTS are stated at lower of cost and fair value determined on the basis of realisable or market value.

EARNINGS FROM INVESTMENTS, where appropriate, are accrued or taken into revenue in full on declaration or receipt and the tax at source thereon is treated as advance tax.

TRANSACTIONS IN FOREIGN CURRENCY outstanding at the Balance Sheet date are accounted at the contracted rate when covered by forward contracts and at exchange rates prevailing on the Balance Sheet date in case of others. Exchange differences are dealt with in the Profit and Loss Account, other than those relating to acqisition of Fixed Assets which are capitalised.

PROPOSED DIVIDEND, awaiting shareholders' approval at the General Meeting, is provided in the books.

RETIREMENT BENEFITS are provided in the books of account and payments are made to the trustees of the Company's respective Funds and statutory authorities on the basis of actuarial valuation, where appropriate. The funds are administered by independent Boards of Trustees. Provisions are also made for leave encashment and post-retiral medical benefits, based on actuarial valuation.

CONTINGENCIES which can be reasonably ascertained are provided for if, in the opinion of the Company, there is a probability that the future outcome may be materially detrimental to the Company.

MAJOR NON-RECURRING REVENUE expenditure are expensed over the periods during which the benefits are estimated to accrue, other than share/debenture issue expenses, which are adjusted against securities premium account.

PRIOR PERIOD and EXTRAORDINARY items and changes in ACCOUNTING POLICIES having material impact on the financial affairs of the Company are disclosed.

MATERIAL EVENTS occurring after the Balance Sheet date are taken into cognisance.

CURRENT TAX is determined as the amount of tax payable in respect of taxable income for the period based on applicable tax rates and laws. DEFERRED TAX is recognised, subject to the consideration of prudence in respect of deferred tax assets, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods and is measured using tax rates and laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred tax assets are reviewed at each Balance Sheet date to re-assess realisation.

AUDITORS' REPORT

To the members of
Indian Aluminium Company, Limited

1. We report that we have audited the attached Balance Sheet of Indian Aluminium Company, Limited as at 31st March, 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto both of which we have signed under reference to this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the notes thereon and attached thereto and the Statement on Significant Accounting Policies give in the prescribed manner the information required by the Companies Act, 1956, of India (the Act), and also give respectively, subject to the Note on Schedule 31 regarding remuneration of Managing Director, Operations awaiting Shareholders' approval to the extent indicated therein, a true and fair view in conformity with the accounting principles generally accepted in India :

   (a) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and

   (b) in the case of the Profit and Loss Account, of the profit for the year ended on that date.

4. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company as required by law so far as appears from our examination of these books and the aforementioned Balance Sheet and Profit and Loss Account are in agreement therewith.

5. In our opinion, these accounts have been prepared in compliance with the applicable Accounting Standards referred to in Section 211(3C) of the Act.

6. On the basis of written representations received from the directors, as on 31st March, 2002 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Act.

7. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 dated 7th September 1988 issued by the Government of India in terms of sub-section (4A) of Section 227 of the Act and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further report that :

   i. (a) The Company has maintained proper records to show full particulars including quantitative details and situation of its fixed assets.

   (b) The fixed assets of the Company are physically verified by the management according to a phased programme designed to cover all the items over a period of three years. Pursuant to the programme, a physical verification was carried out during the year and this revealed no material discrepancies.

ii. The fixed assets of the Company have not been revalued during the year.

iii. The stocks of finished goods, stores, spare parts and raw materials of the Company at all its locations have been physically verified by the management during the year.

iv. In our opinion, the procedures of physical verification of stocks followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

v. The discrepancies between the physical stocks and the book stocks which have been properly dealt with in the books of account were not material.

vi. In our opinion the valuation of stocks of finished goods, stores, spare parts and raw materials has been fair and proper in accordance with the normally accepted accounting principles in India and is on the same basis as in the preceding year.

vii. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the Register maintained under Section 301 of the Act.

viii. The Company has not granted any loans secured or unsecured to companies, firms or other parties listed in the Register maintained under Section 301 of the Act.

ix. The parties to whom loans or advances in the nature of loans have been given by the Company are repaying the principal amounts as stipulated and are also regular in payment of interest, where applicable.

x. In our opinion, there is an adequate internal control procedure commensurate with the size of the Company and the nature of its business, for purchase of stores, raw materials including components, plant and machinery, equipment and similar assets and for the sale of goods.

xi. The Company has not purchased goods and materials and sold goods, material and services aggregating Rs 50,000/- or more in value from/to any of the parties listed in the Register maintained under Section 301 of the Act.

xii. The Company has a system of determining unserviceable or damaged stores, raw materials and finished goods on the basis of technical evaluation and on such basis, in our opinion, adequate amounts have been written off such stocks in the accounts.

xiii. In the case of public deposits accepted by the Company, the directives issued by the Reserve Bank of India and the provisions of Section 58A of the Act and the rules framed thereunder have been complied with.

xiv. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realisable by-products and scrap, where applicable and significant.

xv. In our opinion, the Company's present internal audit system is commensurate with its size and the nature of business.

xvi. On the basis of the records produced, we are of the opinion that, prima facie, the cost records and accounts prescribed by the Government of India under Section 209(1)(d) of the Act have been maintained. However, we are not required to and have not carried out any detailed examination of such accounts and records.

xvii. The Company has regularly, deposited during the year, the Provident Fund and Employees' State Insurance dues with the appropriate authorities in India.

xviii. At the last day of the financial year there was no amount outstanding in respect of undisputed income tax, wealth tax, sales tax, customs duty and excise duty which were due for more than six months from the date they became payable.

xix. During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to Profit and Loss Account nor have we been informed of any such case by the management other than those payable under contractual obligations and accepted business practices.

xx. The Company is not a sick industrial company within the meaning of clause (o) of Section 3(1) of the Sick Industrial Companies (Special Provisions) Act, 1985 of India.

xxi. In respect of services rendered, in our opinion, the Company has a reasonable system, commensurate with its size and the nature of its business, of (a) recording receipts, issues and consumption of materials and stores and allocating materials and stores consumed to the relative jobs, (b) allocating man-hours utilised to the relative jobs. In our opinion, there is a reasonable system of authorisation at proper levels with necessary controls on the issue of stores and allocation of stores and labour to various jobs and the related system of internal control of the Company is commensurate with the size of the Company and the nature of its business.

xxii. In respect of trading activities there are no goods in the possession of the Company as at 31st March, 2002.

P. Law
Partner
For and on behalf of
PRICE WATERHOUSE
Chartered Accountants

Mumbai,
2nd May, 2002

INDIAN ALUMINIUM COMPANY LIMITED

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2002

	Schedule	2001-2002 Rs Million	2000-2001 Rs Million
INCOME			
Sales and Operating Revenues	1	15261.117	14151.984
Other Income	2	353.426	104.803
		15614.543	14256.787
EXPENDITURE			
Operating Expenses	3	11466.204	10217.253
Excise Duty		1577.632	1380.508
Interest	4	351.379	364.655
		13395.215	11962.416
PROFIT BEFORE DEPRECIATION, NON-RECURRING ITEMS AND TAX		2219.328	2294.371
Depreciation		621.826	629.746
PROFIT BEFORE NON-RECURRING ITEMS AND TAX		1597.502	1664.625
NON-RECURRING ITEMS :			
Amortisation of expenditure under voluntary retirement scheme		71.765	67.239
Write-down of long term investment in –			
Orissa Extrusions Limited (OEL)		–	3.850
Annapurna Foils Limited (AFL)		–	41.600
Irrecoverable trade and other receivables in OEL		–	26.929
CURRENT TAX		270.000	365.000
PROFIT AFTER CURRENT TAX		1255.737	1160.007
DEFERRED TAX		85.000	–
PROFIT AFTER TAX		1170.737	1160.007
Balance brought forward from previous year		1575.231	894.687
Transfers from Debenture Redemption Reserve		50.000	–
PROFIT AVAILABLE FOR APPROPRIATION		2795.968	2054.694
APPROPRIATIONS			
Transfers to :			
General Reserve B		117.074	116.001
Debenture Redemption Reserve		50.000	50.000
Proposed final Dividend Rs.4.00 per share		284.448	284.448
Provision for Dividend Tax		–	29.014
Balance carried to Balance Sheet		2344.446	1575.231
		2795.968	2054.694
BASIC AND DILUTED EARNINGS PER SHARE - Rs	5	16.46	16.31

The statement on significant accounting policies and the schedules referred to above together with Schedules 22 to 33 and 35 form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date

KUMAR MANGALAM BIRLA
Chairman

P. LAW
Partner
For and on behalf of
PRICE WATERHOUSE
Chartered Accountants

Mumbai, 2 May 2002

S. K. TAMOTIA
President and
Chief Executive Officer

SANJEEB CHATTERJEE
Company Secretary

A. K. AGARWALA
Vice Chairman

S. TALUKDAR
Joint President and
Chief Financial Officer

INDIAN ALUMINIUM COMPANY LIMITED

BALANCE SHEET AS AT 31 MARCH 2002

	Schedule	31 March 2002 Rs Million		31 March 2001 Rs Million	
SOURCE OF FUNDS					
SHAREHOLDERS' FUNDS					
Share Capital	6	711.120		711.120	
Reserves and Surplus	7	7290.232		7855.433	
		8001.352		8566.553	
LOAN FUNDS					
Secured Loans	8	3799.481		3345.076	
Unsecured Loans	9	509.672		661.770	
		4309.153		4006.846	
DEFERRED TAX LIABILITY (NET)	10	1536.490		–	
TOTAL		13846.995		12573.399	
APPLICATION OF FUNDS					
FIXED ASSETS	11				
Cost		12356.846		11954.766	
Less : Depreciation		5284.872		4720.195	
		7071.974		7234.571	
Capital work-in-progress		719.469		290.244	
		7791.443		7524.815	
INVESTMENTS	12	2545.772		2026.949	
CURRENT ASSETS, LOANS AND ADVANCES					
Inventories	13	2523.775		2194.573	
Sundry Debtors	14	1515.070		1219.274	
Cash and Bank balances	15	80.715		154.848	
Other Current Assets	16	635.346		674.658	
Loans and Advances	17	741.360		523.733	
		5496.266		4767.086	
Less : CURRENT LIABILITIES AND PROVISIONS					
Liabilities	18	1600.972		1434.375	
Provisions	19	416.382		404.524	
		2017.354		1838.899	
NET CURRENT ASSETS		3478.912		2928.187	
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	20	30.868		93.448	
TOTAL		13846.995		12573.399	

The statement on significant accounting policies and the schedules referred to above together with Schedules 21, 23, 32, 33 and 35 form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date

KUMAR MANGALAM BIRLA
Chairman

P. LAW
Partner
For and on behalf of
PRICE WATERHOUSE
Chartered Accountants

S. K. TAMOTIA
President and Chief Executive Officer

A. K. AGARWALA
Vice Chairman

SANJEEB CHATTERJEE
Company Secretary

S. TALUKDAR
Joint President and Chief Financial Officer

Mumbai, 2 May 2002

SCHEDULES REFERRED TO IN FINANCIAL STATEMENTS

1. SALES AND OPERATING REVENUES

	2001-2002		2000-2001	
	Tonnes	Rs Million	Tonnes	Rs Million
A. SALES				
Chemicals				
Hydrate and alumina :				
Standard metallurgical	253,141	2363.074	241,308	2788.491
Specials	83,518	1378.675	83,335	1342.261
Minerals and others		62.239		40.100
		3803.988		4170.852
Aluminium				
Metal in all forms				
Rolled products	54,197	5906.078	47,398	5085.197
Foil	6,703	1611.954	6,476	1544.566
Extruded products	7,661	848.992	7,032	783.330
Ingot	890	75.049	2,786	226.030
Properzi rod and others	6,071	547.461	355	30.885
Scrap	1,876	111.640	2,925	186.489
	77,398	9101.174	66,972	7856.497
Others				
Carbon electrode paste	9,208	133.580	11,875	163.098
Pre-baked carbon blocks	1,442	87.209	301	17.637
Electricity (MU)	10	7.789	9	9.414
Conversion Charges		105.918		43.156
Miscellaneous		5.243		8.320
		9440.913		8098.122
Excise Duty		1577.632		1380.508
		14822.533		13649.482
B. OPERATING REVENUES				
Scrap and dross sale		131.999		129.840
Duty entitlement on exports and sale of licenses		306.350		371.865
Miscellaneous		0.235		0.797
		438.584		502.502
Total		15261.117		14151.984

SCHEDULES

2. OTHER INCOME

	2001-2002 Rs Million	2000-2001 Rs Million
Interest (a)	17.414	10.443
Income from long term investments – other than trade :		
Dividend	2.005	1.692
Interest on : tax free PSU bonds	0.582	1.050
: other securities	1.340	1.812
Profit / (Loss) on sale of investments (net)	(7.219) (b)	13.597
Income from current investments:		
Dividend	96.456	–
Interest (a)	18.150	7.988
Profit / (Loss) on sale of investments (net)	195.959 (b)	54.339
Rent	2.374	2.201
Miscellaneous	26.365	11.681
	353.426	104.803

(a) Tax deducted at source:
Interest : Rs. 2.481 million (2000-01 : Rs. 0.479 million)
Interest from current investments : Rs. 3.510 million (2000-01 : Rs. 2.391 million)

(b) Net of diminution – refer Note (c) on Schedule 12

3. OPERATING EXPENSES

	2001-2002 Rs Million	2000-2001 Rs Million
Opening stock : finished goods , work-in-progress and process stock (Schedule 13)	1433.859	1351.716
Consumption of raw materials (Schedule 22)	4801.723	3395.357
Power and fuel	2754.708	2753.114
Freight	1073.633	954.063
Employment (a)	1274.832	1233.716
Consumable stores	339.131	335.850
Repairs and maintenance - buildings	37.649	46.748
Repairs and maintenance - machinery	364.815	367.708
Repairs and maintenance - others	69.475	61.872
Rent	57.352	48.808
Insurance	26.937	27.741
Rates and taxes (b)	16.719	17.941
Royalty	73.821	61.117
Directors' remuneration (Schedule 31)	12.080	9.117
Exchange / forward cover charges (net)	28.422	43.390
Loss on assets sold / discarded (net)	17.040	22.923
Bad debts written off	2.670	1.866
Doubtful debts provision / (write back) – net	(6.789)	1.878
Sales discount	194.422	210.175
Sales commission	85.762	122.987
Telecommunication charges	33.835	36.009
Others (c,d)	426.953	551.228
Transfer to construction work-in-progress and others	(48.229)	(4.212)
Closing stock : finished goods, work in progress and process stock (Schedule 13)	(1604.616)	(1433.859)
	11466.204	10217.253

SCHEDULES

3. OPERATING EXPENSES (contd.)

	2001-2002 Rs Million	2000-2001 Rs Million
(a) Employment		
Salaries, wages and bonus	981.750	877.861
Contribution to provident and other funds (i), (ii)	123.292	173.608
Employee welfare expenses	169.790	182.247
	1274.832	1233.716

(i) Includes initial contribution Rs 7.202 million (2000-01 : Rs 7.363 million) in respect of employees admitted to the Company's pension fund.

(ii) Net of Rs 22.5 million in respect of pension booked in earlier year.

(iii) No allocation has been made to repairs, power, etc.

(b) Include :
(i) Rs Nil relating to prior years (2000-01 : Rs 6.951 million)
(ii) Provision for wealth tax.

(c) Include :
– Amount paid / payable to :

	2001-2002 Rs Million	2000-2001 Rs Million
(i) Statutory Auditors		
Audit fee	1.350	1.350
Tax audit fee	0.200	0.200
Other services	0.558	0.393
Travelling expenses	0.102	0.197
Service tax	0.102	0.131
	2.312	2.271
(ii) Cost Auditors		
Audit fee	0.115	0.115
Other services	0.015	0.040
Travelling expenses	0.019	0.019
Service tax	0.007	0.008
	0.156	0.182

– Rs 14.999 million towards provision for sales tax and entry tax booked in earlier years.

(d) Net of Rs 16.325 million on account of refund of sales tax.

SCHEDULES

4. INTEREST

	2001-2002 Rs Million	2000-2001 Rs Million
Debentures and other fixed loans	263.919	275.597
Others	103.787	95.857
	367.706	371.454
Less : Capitalised	(16.327)	(6.799)
	351.379	364.655

5. BASIC AND DILUTED EARNINGS PER SHARE

	2001-2002	2000-2001
(i) Basic		
(a) Number of Ordinary shares at the beginning of the year	71,111,982	71,111,982
Number of Ordinary shares at the end of the year	71,111,982	71,111,982
Weighted average number of Ordinary shares outstanding during the year	71,111,982	71,111,982
Face value of each Ordinary share – Rs	10.00	10.00
(b) Profit after tax available for Ordinary shareholders (Rs million)	1170.737	1160.007
Basic Earnings Per Share – Rs	16.46	16.31
(ii) Diluted Earnings Per Share – Rs	16.46	16.31

6. SHARE CAPITAL

	Number of Shares	31 March 2002 Rs Million	31 March 2001 Rs Million
AUTHORISED			
100,000,000 Ordinary Shares of Rs 10 each		1000.000	1000.000
49,600,000 Unclassified Shares of Rs 10 each		496.000	496.000
40,000 6.25 % Taxable Cumulative Reedemable Preference Shares of Rs 100 each		4.000	4.000
		1500.000	1500.000
ISSUED, SUBSCRIBED AND PAID-UP			
Ordinary Shares of Rs 10 each Issued for cash	19,448,307	194.483	194.483
Allotted as fully paid shares on conversion of Loan Stock and Debentures	12,116,062	121.161	121.161
Allotted as fully paid bonus shares (by capitalisation of reserves and premium on Ordinary Shares)	39,547,613	395.476	395.476
	71,111,982	711.120	711.120

Out of 71,111,982 Ordinary Shares, 53,066,724 shares (2001 : 53,064,369 shares) are held by the holding company, Hindalco Industries Limited.

SCHEDULES

7. RESERVES AND SURPLUS

	Balance 31 March 2001 Rs Million	Addition during the year Rs Million	Withdrawal during the year Rs Million		Balance 31 March 2002 Rs Million
Securities Premium Account	1616.053	–	–		1616.053
Capital Redemption Reserve	4.000	–	–		4.000
Other Capital Reserve	36.548	–	–		36.548
Debenture Redemption Reserve	50.000	50.000	50.000		50.000
General Reserve A	80.600	–	–		80.600
General Reserve B	4493.001	117.074	1451.490	(a)	3158.585
Profit and Loss Account	1575.231	769.215	–		2344.446
	7855.433	936.289	1501.490		7290.232

(a) Refer Note (a) on Schedule 21.

8. SECURED LOANS

	31 March 2002 Rs Million	31 March 2001 Rs Million
10.6% Privately Placed Secured Redeemable Non-convertible Debentures 2004	–	300.000
9.95% Privately Placed Secured Redeemable Non-convertible Debentures 2006	500.000	–
Rupee term loans from Financial Institutions	213.426	334.123
Rupee term loan from Bank	53.434	–
Foreign currency loan from Bank	2053.152	1867.867
Other loans from Banks (including Rs 0.344 million interest accrued and due; 2001 : Rs 0.002 million)	979.469	843.086
	3799.481	3345.076

1. NATURE OF SECURITY :

(a) The 9.95 % Privately Placed Secured Redeemable Non-convertible Debentures have been partially secured by mortgage of the Company's immovable property. Necessary steps have already been initiated for creation of further security.

(b) The Rupee term loans from the Financial Institutions and bank are secured by mortgage/hypothecation of related movable/immovable properties, both present and future (except book debts), subject to prior charges in favour of the Company's bankers. The loan agreements with the Financial Institutions and bank carry an option to convert the whole of the outstanding amount of the loans, or a part not exceeding 20% of the loans, whichever is lower into ordinary shares in case of default.

(c) Foreign currency loan is secured by first charge on specific assets.

(d) Other loans from banks are secured by hypothecation of stocks and book debts.

SCHEDULES

8. SECURED LOANS (contd.)

2. TERMS OF REDEMPTION :

(a) The 9.95% Privately Placed Secured Redeemable Non-convertible Debentures are repayable in June 2006.

(b) The Rupee term loans from the Financial Institutions are repayable during the years 2002/2006. Rs 53.784 million fall due during 2002-2003.

(c) The rupee term loan from Bank is repayable during the years 2002/2006. Rs 13.383 million fall due during 2002-2003

(d) Foreign currency loan from Bank is repayable during the years 2004/2006

9. UNSECURED LOANS

	31 March 2002 Rs Million	31 March 2001 Rs Million
Public Fixed Deposits	–	235.835
Housing Development Finance Corporation Limited (HDFC) (a)	38.296	43.173
Foreign currency term loan from Bank	–	337.824
Unsecured Privately Placed Non-convertible Debentures (b)	450.000	–
Sales Tax Deferral (c)	21.376	44.938
	509.672	661.770

(a) Loans from HDFC are covered by bank guarantee for Rs.1.638 million. Rs.3.036 million fall due for repayment during 2002-2003.

(b) Fall due for repayment in June 2002.

(c) Represents deferment of Sales Tax under State Incentive Schemes.

10. DEFERRED TAX LIABILITY (NET)

	31 March 2002	
	Deferred Tax Liability Rs Million	Deferred Tax Asset Rs Million
Timing difference on account of :		
Depreciation as per tax law and books	1635.025	–
Provision for doubtful debts	–	17.825
Diminution in carrying value of investments	–	39.432
Disallowances allowable for tax purpose on payment	–	44.045
Others	2.767	–
	1637.792	101.302
Net deferred tax liability	1536.490	–

SCHEDULES

11. FIXED ASSETS

	ORIGINAL COST				DEPRECIATION				NET BOOK VALUE	
	31 March 2001 Rs Million	Additions/ Adjustments Rs Million	Deductions Rs Million	31 March 2002 Rs Million	31 March 2001 Rs Million	Additions/ Adjustments Rs Million	Deductions Rs Million	31 March 2002 Rs Million	31 March 2002 Rs Million	31 March 2001 Rs Million
Mining lease and development	107.316	–	–	107.316	62.836	8.085	–	70.921	36.395	44.480
Land and improvement	30.208	–	0.001	30.207 (a)	2.551	0.118	–	2.669	27.538	27.657
Roads, bridges and railway sidings	151.617	6.595	–	158.212 (b)	79.274	2.058	–	81.332	76.880	72.343
Aerial ropeway	4.725	0.425	–	5.150	1.602	0.201	–	1.803	3.347	3.123
Buildings	985.684	14.301	2.329	997.656 (c)	343.410	28.763	1.343	370.830	626.826	642.274
Plant and machinery	10421.802	441.021	61.109	10801.714 (b)	4094.882	557.654	44.461	4608.075	6193.639	6326.920
Machinery spares	54.592	3.805	–	58.397	16.775	5.952	–	22.727	35.670	37.817
Furniture and fittings	132.427	9.141	5.223	136.345	77.370	10.890	3.961	84.299	52.046	55.057
Vehicles	66.395	4.036	8.582	61.849	41.495	8.105	7.384	42.216	19.633	24.900
	11954.766	479.324 (d)	77.244	12356.846	4720.195	621.826	57.149	5284.872	7071.974	7234.571
PREVIOUS YEAR	11577.983	503.271	126.488	11954.766	4169.751	629.746	79.302	4720.195		
Capital work-in-progress/pre-operative expenses								(d,e)	719.469	290.244
									7791.443	7524.815

(a) Includes leasehold land Rs 5.374 million (2001 : Rs 5.374 million). Leases amounting to Rs 1.304 million carry an option to purchase on exercise thereon.

(b) Include assets not owned by the Company Rs 229.252 million (2001 : Rs 229.252 million), being amortised over the useful life.

(c) Includes Rs 0.015 million (2001 : Rs 0.015 million) being cost of shares in Co-operative Housing Societies representing ownership rights in residential flats.

(d) Includes Rs 102.948 million (2001 : Rs 88.302 million) being adjustment in rupee equivalent of long term loans, arising from change in exchange rates.

(e) Includes advances and progress payments Rs 128.029 million (2001 : Rs 68.373 million).

SCHEDULES

12. INVESTMENTS

Face value Rs.		31 March 2002 Rs. Million	31 March 2001 Rs. Million
	A. LONG TERM INVESTMENTS		
	QUOTED		
	Trade		
	Equity shares		
38,498,930	Orissa Extrusions Limited	1.925	1.925
183,309,600	Annapurna Foils Limited – subsidiary company (b)	183.310	10.400
	Other than trade		
	Equity shares		
1,500,000	SBI Home Finance Limited (c)	0.825	1.500
5,000	State Bank of India	0.050	0.050
800	ICICI Limited	0.004	0.004
10,000	HDFC Bank Limited	0.010	0.010
	Others		
20,000,000	Units – Morgan Stanley Growth Fund (c)	13.100	20.000
	Bonds		
–	12.08% GOI Bond – 2001 (d)	–	13.350
–	10.5% Tax Free Konkan Railway Bond - 2001 (f)	–	10.000
	UNQUOTED		
	Trade		
	Equity Shares		
132,767,060	Utkal Alumina International Limited	132.767	132.767
1,400,000	Indal Exports Limited - subsidiary company	1.400	1.400
	Other than trade		
	Debentures		
6,000	6.5% Non-redeemable Debentures of the Bengal Chamber of Commerce and Industry	0.006	0.006
	Others		
639,000	National Savings Certificates, Kisan Vikas Patra and Indira Vikas Patra (Lodged as security deposit) (e)	0.639	0.636
–	Units – (1964 Scheme) of UTI (f)	–	1.587
5,000,000	Units – Orissa Venture Capital Fund	5.000	5.000
	Balance carried over	339.036	198.635

SCHEDULES

12. INVESTMENTS (contd.)

Face value Rs.		31 March 2002 Rs. Million	31 March 2001 Rs. Million
	Balance brought forward	339.036	198.635
B.CURRENT INVESTMENTS - QUOTED - OTHER THAN TRADE			
50,000,000	12.5% ICICI Safety Bonds (c)	50.000	51.025
–	IDBI OMNI Bonds (f)	–	100.235
–	Prudential ICICI Fixed Maturity Plan - Quarterly Growth III (f)	–	230.000
10,000,000	Grindlays Government Securities Fund - Investment Plan - Quarterly Dividend Option (g)	10.000	–
318,979,870	Prudential ICICI Gilt Fund - Investment Plan - Dividend (g)	341.465	–
320,072,202	K-Bond - 1999 (Wholesale Plan) - Annual Dividend (c)(g)	341.357	–
25,000,000	Pioneer ITI Gilt Investment Plan - Growth (g)	25.000	–
5,459,600	Sun F&C Yearly Fixed Maturity Plan I - Growth (g)	5.460	–
224,587,505	Templeton India Government Securities Fund - Growth Plan (h)	380.884	36.682
–	Grindlays Super Saver Income Fund - Growth (i)	–	170.000
–	Templeton India Liquid Fund - Growth Plan (j)	–	234.155
–	K-Gilt Unit scheme 1998 (Savings plan) - Growth (k)	–	346.356
65,767,840	DSPML Government Securities Fund - Plan A Longer Duration Plan (l)	100.000	50.183
–	Birla Cash Plus Plan Growth (m)	–	226.000
–	Grindlays Super Saver Short Term - Growth (n)	–	20.000
189,599,241	K-Gilt - Unit scheme1998 (Investment Plan) - Growth (o)	320.449	–
177,907,068	Reliance Income Fund - Growth Plan (p)	298.244	–
47,421,683	Grindlays Cash Fund - Growth Option (q)	50.000	–
33,031,182	Birla Gilt Plus - Long Term - Plan - Growth (r)	50.105	–
76,699,893	HDFC Income Fund - Growth (s)	80.000	50.000
100,003	Prudential ICICI Income Plan - Growth (t)	0.119	160.025
153,652,500	Prudential ICICI Fixed Maturity Plan - Growth Yearly II	153.653	153.653
		2545.772	**2026.949**
	QUOTED INVESTMENTS :		
	Trade		
	Aggregate book value	185.235	12.325
	Aggregate market value	185.235	12.325
	Other than trade		
	Aggregate book value	13.989	44.914
	Aggregate market value	19.076	44.984
	UNQUOTED INVESTMENTS :		
	Trade		
	Aggregate book value	134.167	134.167
	Other than trade		
	Aggregate book value	5.645	7.229
	MUTUAL FUND UNITS:		
	Aggregate book value	2206.736	1828.314
	Repurchase Price	2265.482	1880.458

SCHEDULES

12. INVESTMENTS (contd.)

(a) All investments are fully paid-up and valued at cost or lower.

(b) Pursuant to the orders of the Appellate Authority of Industrial and Financial Reconstruction (AAIFR), face value of the shares were reduced to Rs 2 per share from Rs 10. Shares of face vaue Rs 165.000 million were allotted out of part conversion of loans to equity. Also shares of face value Rs 9.452 million were purchased and Rs 1.543 million were sold during the year. Consequent to allotment and purchase of shares, it became a subsidiary company from October 2001.

(c) The following investments have been written down by respective amounts to recognise diminution in carrying value :

Equity Shares in SBI Home Finance Limited - Rs. 0.675 million

Units of Morgan Stanley Growth Fund - Rs. 6.900 million.

12.5% ICICI Safety Bonds - Rs. 1.025 million.

K-Bond - 1999 (Wholesale Plan) Annual Dividend - Rs. 101.943 million.
(Post declaration of dividend of Rs 96.022 million.)

(d) Matured during the year.

(e) National Savings Certificates of face value Rs 0.009 million were purchased and Rs. 0.006 million were sold during the year.

(f) Redeemed during the year.

(g) Purchased during the year

(h) Units of face value purchased Rs 720.382 million and sold Rs 526.256 million during the year.

(i) Units of face value purchased Rs 463.190 million and sold Rs 621.989 million during the year.

(j) Units of face value purchased Rs 312.539 million and sold Rs 494.090 million during the year.

(k) Units of face value purchased Rs 337.097 million and sold Rs 618.695 million during the year.

(l) Units of face value purchased Rs 119.728 million and sold Rs 100.444 million during the year.

(m) Units of face value purchased Rs 183.501 million and sold Rs 344.384 million during the year.

(n) Units of face value purchased Rs 530.696 million and sold Rs 550.362 million during the year.

(o) Units of face value purchased Rs 1106.294 million and sold Rs 916.695 million during the year.

(p) Units of face value purchased Rs 657.996 million and sold Rs 480.089 million during the year.

(q) Units of face value purchased Rs 729.632 million and sold Rs 682.210 million during the year.

(r) Units of face value purchased Rs 148.815 million and sold Rs 115.784 million during the year.

(s) Units of face value purchased Rs 26.700 million during the year.

(t) Units of face value sold Rs 120.992 million during the year.

SCHEDULES

12. INVESTMENTS (contd.)

(u) Face Value of units purchased and sold during the year	Rs Million
Kotak Mahindra Liquid Scheme - Growth	622.222
Alliance Cash Manager - Growth	3.812
Zurich India Liquidity Fund - Growth	321.385
Chola Triple Ace (Cumulative Plan)	135.666
Chola Liquid Fund (Cumulative Plan)	112.775
DSPML Government. Securities Plan "B" - Growth	41.925
DSPML Liquidity Fund - Growth	141.501
Prudential ICICI Liquid Plan - Growth	147.590
Prudential ICICI Gilt Investment Plan - Growth	286.739
Prudential ICICI Gilt Fund Treasury Plan - Growth	156.978
Birla FMP Quarterly Growth "1" Plan "B"	50.000
Birla Gilt Plus Liquid Plan - Growth	271.012
Reliance Liquid Fund Treasury Plan - Growth	476.597
Pioneer ITI Treasury Management Plan - Growth	28.989
Templeton India Income Fund - Growth	52.138
K-Bond Unit Scheme '99 (Wholesale Plan) - Growth	355.832
Sun F&C Money Value Fund - Normal	4.688
Templeton India Liquid Fund - Weekly Dividend	169.802
Kotak Mahindra Liquid Fund - Annual Dividend	95.872
Zurich India Liquidity Fund - Dividend	155.070
Grindlays Cash Fund - Dividend	463.500
Templeton India Government Securities Fund - Dividend Plan	183.877

SCHEDULES

13. INVENTORIES

(At cost or net realisable value whichever is lower)

	31 March 2002 Rs Million	31 March 2001 Rs Million
Finished Goods (Schedule 23) (a)	477.882	446.874
Work-in-progress (b)	763.968	600.110
Process stock (c)	362.766	386.875
	1604.616	1433.859
Raw materials	374.967	282.433
Stores and spare parts (d)	473.083	420.442
Excise duty on stocks	71.109	57.839
	2523.775	2194.573

(a) Includes Rs 5.491 million (2001 : Rs 0.598 million) lying with convertors.
(b) Includes Rs 25.403 million (2001 : Rs 5.721 million) for material with third parties for conversion.
(c) Includes Rs 0.526 million (2001 : Rs 22.295 million) lying with convertors.
(d) Includes loose tools Rs 1.102 million (2001 : Rs 1.062 million).

14. SUNDRY DEBTORS

(Unsecured)

	31 March 2002 Rs Million	31 March 2001 Rs Million
Over six months		
Considered good	158.004	171.997
Considered doubtful	48.504	55.293
Others		
Considered good	1357.066	1047.277
	1563.574	1274.567
Less : Provision for doubtful debts	48.504	55.293
	1515.070 (a)	1219.274

(a) Due from Annapurna Foils Limited, a subsidiary company : Rs. 177.307 million

15. CASH AND BANK BALANCES

	31 March 2002 Rs Million	31 March 2001 Rs Million
Cash and cheques in hand	35.870	8.711
Cash with scheduled banks		
Current accounts	43.221	93.864
Deposit accounts (a)	1.282	51.778
Cash with non-scheduled bank		
Municipal Co-operative Bank Limited, Mumbai (b)		
Current accounts	0.295	0.448
Term deposit (under lien)	0.045	0.045
Cash with Post Office Savings Bank (Pass book lodged as security deposit)	0.002	0.002
	80.715	154.848

(a) Lodged as security deposit - Rs 1.282 million (2001 : Rs 1.778 million).
(b) Maximum balance held at any time during the year Rs 0.826 million. (2001 : Rs. 0.507 million)

SCHEDULES

16. OTHER CURRENT ASSETS

(Unsecured and considered good)

	31 March 2002 Rs Million	31 March 2001 Rs Million
Accrued interest on investments	0.942	5.149
Deposits / balance with Customs, Port Trusts, Excise etc.	150.372	153.572
Accrued duty entitlement on exports and purchased licenses	209.370	284.645
Surety and other deposits	212.000	212.218
Others	62.662	19.074
	635.346	674.658

17. LOANS AND ADVANCES

(Unsecured and considered good)

	31 March 2002 Rs Million	31 March 2001 Rs Million
Advances and Loans to subsidiary		
Annapurna Foils Limited (a)	199.333	87.672
Indal Exports Limited	0.176	–
House construction loan to employees (b)	170.083	155.970
Inter-corporate deposit	21.830	–
Advances recoverable in cash or in kind or for value to be received	309.130	250.393
Others (c)	40.808	29.698
	741.360	523.733

(a) Refer to Note (b) on Schedule 12

(b) Includes amounts due by officers Rs 0.266 million (2001 : Rs 0.477 million). Maximum amount due at any time during the year - Rs 0.276 million (2001 : Rs 1.019 million).

(c) Includes Rs. 39.740 million (2001 : Rs 28.930 million) being amount paid as a co-promoter which is adjustable towards the Company's proposed contribution to share capital in Utkal Alumina International Limited.

SCHEDULES

18. LIABILITIES

	31 March 2002 Rs Million	31 March 2001 Rs Million
Sundry creditors (a)	1292.283	1155.868
Unclaimed dividends	12.057	10.701
Interest accrued but not due on loans	53.126	57.613
Other liabilities	243.506	210.193
	1600.972	1434.375

(a) Include :

(i) Total outstanding dues of Small Scale Industrial Undertakings Rs 10.462 million (2001 : Rs 3.286 million).

(ii) Names of Small Scale Industrial Undertakings to whom the outstandings were in excess of Rs 0.100 million for more than 30 days :

M.P. Fabricators India
R R L Steels Limited
Innovators
Kolns Industries

(iii) Due to a subsidiary company Rs 1.269 million (2001 : Rs 0.728 million).

19. PROVISIONS

Proposed dividend	284.448	284.448
Provision for dividend tax	–	29.014
Taxation (net of payments)	58.461	26.801
Post-retiral benefit	30.933	20.824
Contribution payable towards :		
Indal Literacy Promotion Programme	10.000	10.000
Indal Vocational Education Trust	22.470	25.000
Others	10.070	8.437
	416.382	404.524

20. MISCELLANEOUS EXPENDITURE

(to the extent not written off or adjusted)

PARTICULARS	Balance as at 31 March 2001 Rs Million	Addition during the year Rs Million	Written off or adjusted during the year Rs Million	Balance as at 31 March 2002 Rs Million
Voluntary Retirement Scheme	78.842	19.778	71.765	26.855
Others	14.606	–	10.593	4.013
Total	93.448	19.778	82.358	30.868
Previous year	153.927	13.525	74.004	93.448

SCHEDULES

21. NOTES TO BALANCE SHEET

(a) The Company has adopted Accounting Standard 22 - "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, mandatory with effect from accounting period commencing from 1 April 2001. Accordingly, the accumulated net deferred tax liability amounting to Rs 1451.490 million as on 1 April 2001 has been ascertained and adjusted with General Reserve B.

(b) Appellate Authority of Industrial and Financial Reconstruction (AAIFR), vide order dated 8 March 2002, sanctioned a Scheme of Merger of the subsidiary company, Annapurna Foils Limited (AFL) with the Company, with effect from 1 April 2002, subject to completion of certain legal formalities. Accordingly, the effect of merger, which will not have any material adverse impact on the Company's net worth, has not been considered in these accounts.

	31 March 2002 Rs Million	31 March 2001 Rs Million
(c) Capital Commitments		
Estimated amount of contracts remaining to be executed.	1040.981	129.915
(d) Bank Guarantees	92.394	80.966
(e) Contingent Liabilities		
Claims not acknowledged as debts (i)		
Interest on arrears of contribution to Aluminium Regulation Account considered not payable on the basis of Counsel's opinion.	34.246	34.246
Disputed excise duty for which appeals are pending	9.135	9.008
Disputed sales tax for which appeals are pending	10.641	11.567
Disputed power bills not considered payable as per counsel's opinion	26.727	26.727
Others	5.773	6.839

(i) Excludes claims etc Rs 60.848 million in respect of excise duty, electricity charges, income tax, etc.,considered to be untenable and not payable as per counsel's opinion.

SCHEDULES

22. DETAILS OF RAW MATERIALS CONSUMED

	2001-2002		2000-2001	
	Tonnes	Rs Million	Tonnes	Rs Million
Bauxite	256,458	149.379	203,425	128.515
Aluminium (a)	37,120	2634.295	21,955	1566.857
Caustic soda	37,701	620.836	33,931	379.023
Calcined petroleum coke	22,812	196.996	24,371	180.248
Pitch	8,793	143.763	9,353	162.661
Alloying materials		76.376		74.108
Paper	1,563	65.850	2,019	77.245
Polythene	2,419	164.021	2,026	146.203
Solvents,.adhesives, ink etc.		110.620		85.329
Coal	433,637	353.419	429,639	338.313
Others		286.168		256.855
		4801.723 (b)		3395.357 (b)

(a) Includes conversion charges Rs 874.858 million (2000-2001 : Rs 662.564 million).

(b) The above does not include own process raw materials

23. OPENING AND CLOSING STOCKS OF GOODS PRODUCED FOR SALE

	Opening Stock 1 April 2000		Closing stock 31 March 2001 Opening stock 1 April 2001		Closing Stock 31 March 2002	
	Tonnes	Rs Million	Tonnes	Rs Million	Tonnes	Rs Million
Chemicals						
Hydrate and alumina (standard metallurgical and specials)	12,006	98.472	25,267	212.891	28,866	214.594
Minerals and others		6.552		11.557		12.294
		105.024		224.448		226.888
Aluminium						
Metal in all forms						
Rolled products	1,872	158.539	1,690	152.279	1,913	165.155
Foil	186	32.383	166	31.849	95	19.432
Extruded products	111	9.732	218	18.982	419	42.410
Ingot	78	4.891	1	0.085	15	1.219
Properzi rod and others		–	80	6.165	210	17.261
	2,247	205.545	2,155	209.360	2,652	245.477
Others						
Carbon electrode paste	530	6.092	644	8.443	312	5.476
Pre-baked carbon blocks		–	104	4.563	1	0.031
Miscellaneous		0.976		0.060		0.010
		7.068		13.066		5.517
		317.637		446.874		477.882

SCHEDULES

24. LICENCED AND INSTALLED CAPACITY AS AT 31 MARCH 2002 AND PRODUCTION FOR SALE

	Licensed Capacity		Installed Capacity (a)		Production			
					2001-2002		2000-2001	
	2001-2002	2000-2001	2001-2002	2000-2001	Total	For Sale (d)	Total	For Sale (d)
	Tonnes	Tonnes	Tonnes	Tonnes	Tonnes	Tonnes	Tonnes	Tonnes
Chemicals								
Hydrate and alumina (standard metallurgical and specials)	(b)	(b)	401,000	401,000	451,850	340,258	442,650	337,904
Aluminium								
Metal in all forms								
Rolled products	(b)	(b)	90,000	90,000	68,971	54,420	57,920	47,216
Foil	4,899	4,899	6,000	6,000	6,736	6,632	6,589	6,456
Extruded products	7,404	7,404	8,000	8,000	8,134	7,862	7,253	7,139
Ingot (c)	20,000	20,000	110,000	110,000	41,014	904	43,924	2,709
Properzi rod and others	8,000	8,000	10,000	10,000	6,747	6,201	437	435
Recycled Metal	(b)	(b)	25,000	25,000	12,122	–	9,325	508
Others								
Carbon electrode paste	(b)	(b)	15,000	15,000	9,173	8,876	12,312	11,989
Pre-baked carbon blocks	(b)	(b)	2,800	2,800	1,711	1,339	735	405
Electricity	67.5 MW	67.5 MW	67.5 MW	67.5 MW	543 MU (e)	10 MU	524 MU (e)	9 MU

(a) Installed capacities are certified by the Management.

(b) In respect of certain plants / products licensed capacity is not applicable under the liberalised licensing policy.

(c) Also includes billet.

(d) Quantity intended for sale during the year has been shown as production for sale.

(e) Includes 533 MU (2000-2001 : 515 MU) for own consumption at Hirakud.

25. CIF VALUE OF IMPORTS

	2001-2002 Rs Million	2000-2001 Rs Million
Aluminium	901.586	769.015
Other raw materials	540.008	421.086
Components and spare parts	45.475	56.108
Capital goods	57.710	22.993
	1544.779	1269.202

26. EXPENDITURE IN FOREIGN CURRENCIES

Commission on export (a)	43.434	77.086
Royalty and technology fees (net of tax)	31.505	40.010
Others	8.437	3.767
	83.376	120.863

(a) Includes Rs 3.798 million (2000-2001 : Rs 2.348 million) paid in Rupees

SCHEDULES

27. VALUE OF IMPORTED AND INDIGENOUS RAW MATERIALS AND COMPONENTS CONSUMED

	2001-2002		2000-2001	
	Rs Million	%	Rs Million	%
(a) Raw Materials				
Imported	1224.626	25.50	1051.543	30.97
Indigenous	3577.097	74.50	2343.814	69.03
	4801.723	100.00	3395.357	100.00
(b) Spare parts and components				
Imported	30.123	10.54	33.552	10.62
Indigenous	255.786	89.46	282.448	89.38
	285.909	100.00	316.000	100.00

28. AMOUNT REMITTED IN FOREIGN CURRENCY TOWARDS DIVIDENDS

	2001-2002			2000-2001		
	Number of non-resident shareholders	Number of shares held	Dividend remitted (Rs Million)	Number of non-resident shareholders	Number of shares held	Dividend remitted (Rs Million)
Ordinary						
2nd Interim 1999-2000	–	–	–	1	38,844,324	97.111

29. EARNINGS IN FOREIGN EXCHANGE

	2001-2002 Rs Million	2000-2001 Rs Million
Exports - F. O. B. basis	3491.697	3747.081
Assignment and consultancy fees	0.469	5.751
Others	0.574	0.511
	3492.740	3753.343

30. RESEARCH AND DEVELOPMENT EXPENDITURE

Revenue	68.573	99.303
Capital	23.427	2.498
	92.000	101.801

SCHEDULES

31. DIRECTORS' REMUNERATION

	2001-2002 Rs Million	2000-2001 Rs Million
(i) Chairman and CEO, President and CEO, Managing and Alternate Directors		
Salary	3.590	3.557
Commission	1.828	1.960
Others	5.933	2.970
	11.351	8.487
(ii) Other Directors		
Commission	0.620	0.564
Fees	0.109	0.066
	12.080	9.117
Cost/estimated value of benefits not included in above :		
Chairman and CEO, President and CEO, Managing and Alternate Directors	2.875	2.914

Computation of Directors' Commission

	2001-2002 Rs Million	
Profit before non-recurring items and tax as per Profit and Loss Account		1597.502
Add : Directors' commission	2.448	
Directors' remuneration including cost/estimated value of benefits	12.507	
Doubtful debts provision / (write back) - net	(6.789)	
Loss on sale of investments (net)	7.219	15.385
Profit for the purpose of Directors' Commission		1612.887
President and CEO, Managing Directors' commission as per Schedule XIII read with Sections 198 and 309 of the Companies Act, 1956		1.828
Other Directors' Commission - 1% of the above profit		16.129
Restricted to maximum amount payable		1.000

Note :
Remuneration of Rs 0.317 million paid to the Managing Director,
(Operations awaits approval of the shareholders.)

SCHEDULES

32. SEGMENT REPORTING

As at/For the year ended 31 March 2002.

(i) Primary Segment (Business)

Segment Revenues, Results and other Information – Rs Million

	Chemicals	Aluminium	Total of Reportable Segments
External Sales (Schedule 1)	3803.988	9440.913	13244.901
Inter Segment Sales	904.236	–	904.236
Operating Revenues	253.904	184.680	438.584
Segment Revenues	4962.128	9625.593	14587.721
Segment Results	756.775	1180.662	1937.437
Segment Assets	3559.374	9038.759	12598.133
Segment Liabilities	467.065	951.742	1418.807
Capital Expenditure	248.280	660.210	908.490
Depreciation	164.126	438.668	602.794

Reconciliation of Reportable Segments with the Financial Statements – Rs Million

	Revenues	Results/ Net Profits	Assets	Liabilities*
Total of Reportable Segments	14587.721	1937.437	12598.133	1418.807
Corporate - Unallocated / Others (net)	–	11.444	3266.216	6444.190
Inter Segment Sales	(904.236)	–	–	–
Excise Duty	1577.632	–	–	–
Interest expenses	–	(351.379)	–	–
Non recurring items	–	(71.765)	–	–
Taxes	–	(355.000)	–	–
	15261.117	1170.737	15864.349	7862.997

* Excluding Shareholders' funds.

(ii) Secondary Segment (Geographical) – Rs Million

	Domestic	Exports	Total
Revenues	11607.892	3653.225	15261.117
Total Assets	15864.349	–	15864.349
Capital Expenditure	908.549	–	908.549

SCHEDULES

33. RELATED PARTY DISCLOSURES

(i) Related Parties

Name	Relationship
(a) Where Control exists	
Hindalco Industries Limited	Holding Company
Minerals & Minerals Limited	Fellow Subsidiary
Renukeshwar Investments and Finance Limited	Fellow Subsidiary
Renuka Investments and Finance Limited	Fellow Subsidiary
Annapurna Foils Limited	Subsidiary
Indal Exports Limited	Subsidiary
Orissa Extrusions Limited	Associate
Utkal Alumina International Limited	Joint Venture
Birla Management Corporation Limited	Joint Venture
Birla Project Development Company Limited	Joint Venture
(b) Others	
Dr. S.K. Tamotia (President & CEO)	Key Management Personnel
Mr. N.K. Choudhary (Managing Director, Operations) from 1 April 2001 to 28 November 2001	Key Management Personnel

(ii) Particulars of transactions during the year ended 31 March 2002 – Rs Million

Nature of Transactions	Holding Company	Subsidiaries	Joint Ventures	Key Management Personnel	Total
Sale of goods - Finished/unfinished	26.096	231.520			257.616
Sale of services / job work	15.892				15.892
Purchase of goods - Finished/unfinished	433.137				433.137
Purchase of services / job work	1018.161	46.553			1064.714
Management Contracts		2.632			2.632
Rendering of management and other services		0.210			0.210
Equity contributions / Advance against Equity		165.000	10.810		175.810
Dividend paid	212.267				212.267
Loans given		94.797			94.797
Inter-corporate deposits			21.830		21.830
Interest received		5.093	0.720		5.813
Directors remuneration (Sch 31)				14.226	14.226
Balance outstanding at the year-end					
Sundry debtors	1.103	177.307			178.410
Loans and advances		38.331	40.328		78.659
Sundry creditors	136.367	1.269			137.636
Loans given		155.919			155.919
Inter-corporate deposits and interest			22.403		22.403

Note : There have been no transactions with fellow subsidiaries and associate companies.

SCHEDULES

34. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I REGISTRATION DETAILS

Registration No. 09515 State Code 21

Balance Sheet Date 31 (Date) 03 (Month) 2002 (Year)

II CAPITAL RAISED DURING THE PERIOD (AMOUNT IN RS THOUSAND)

Public Issue: Nil	Right Issue: Nil
Bonus Issue: Nil	Private Placement: Nil

III POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS THOUSAND)

Total Liabilities*: 15864349	Total Assets: 15864349

Source of Funds

Paid-up Capital: 711120	Reserves and Surplus: 7290232
Secured Loans: 3799481	Unsecured Loans: 509672
Deferred Tax Liability: 1536490	

Application of Funds

Net Fixed Assets: 7791443	Investments: 2545772
Net Current Assets: 3478912	Miscellaneous Expenditure: 30868
Accumulated Losses: Nil	

* Includes Owners' Funds – Rs 8001352 Thousand and Deferred Tax Liability (Net) – Rs 1536490 Thousand

IV PERFORMANCE OF COMPANY (AMOUNT IN RS THOUSAND)

Turnover: 15261117	Total Expenditure: 14088806
Other Income: 353426	
Profit Before Tax: + ✓ 1525737	Profit After Tax: + ✓ 1170737

(Please tick appropriate box + for profit, – for loss)

Earning per Share in Rs: 16.46	Dividend Rate %: 40

V GENERIC NAMES OF THREE PRINCIPAL PRODUCTS/SERVICES OF COMPANY (AS PER MONETARY TERMS)

Item Code No. (ITC Code)	Product Description
28182000	ALUMINIUM OXIDE
76.06	ALUMINIUM PLATES, SHEETS AND STRIP
76.07	ALUMINIUM FOIL

SCHEDULES

35. Previous year's figures have been regrouped / rearranged wherever considered necessary to make them comparable with current year's figures.

Signatures to Schedules 1 to 35

KUMAR MANGALAM BIRLA
Chairman

S. K. TAMOTIA
President and
Chief Executive Officer

A. K. AGARWALA
Vice Chairman

SANJEEB CHATTERJEE
Company Secretary

S. TALUKDAR
Joint President and
Chief Financial Officer

INDIAN ALUMINIUM COMPANY LIMITED

CASH FLOW STATEMENT PREPARED PURSUANT TO CLAUSE 32 OF THE LISTING AGREEMENT FOR THE YEAR ENDED 31 MARCH 2002

	2001-2002 Rs Million	2000-2001 Rs Million
A. CASH FLOW FROM OPERATING ACTIVITIES		
Profit before non-recurring items and tax	1597.502	1664.625
Adjustments for :		
Depreciation	621.826	629.746
Foreign exchange	45.240	60.982
Investment income	(118.533)	(12.542)
Profit on sale of investments (net)	(188.740)	(67.936)
Interest income	(17.414)	(10.443)
Interest expense	351.379	364.655
(Profit)/Loss on sale of fixed assets	17.040	22.923
Provisions	4.090	4.009
Deferred revenue expenditure written off	10.593	6.767
Operating profit before working capital changes	2322.983	2662.786
Adjustments for :		
Trade and other receivables	(325.087)	153.769
Inventories	(333.007)	(233.804)
Trade payables	109.748	198.379
Cash generated from operation	1774.637	2781.130
Direct taxes paid	(232.381)	(342.411)
Cash flow before non-recurring items	1542.256	2438.719
Non-recurring items - payment under voluntary retirement scheme	(19.778)	(13.525)
Net cash from operating activities	1522.478	2425.194
B. CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(730.875)	(402.354)
Sale of fixed assets	8.441	24.263
Acquisition of Investments in Subsidiary Company (b)	(9.452)	–
Disposal of Investments in Subsidiary Company	1.543	–
Purchase of investments	(5322.346)	(3962.708)
Sale of investments	5165.172	2807.720
Loan given to Subsidiary Company	(266.919)	–
Interest received	35.702	20.356
Dividend received	98.461	1.692
Net cash used in investing activities	(1020.273)	(1511.031)
C. CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from long term borrowings	500.000	300.000
Repayment of long term borrowings	(978.422)	(443.784)
Proceeds from short term borrowings	2916.041	350.000
Repayment of short term borrowings	(2330.000)	(458.883)
Dividend paid (including tax thereon)	(312.106)	(176.987)
Interest paid	(371.851)	(365.210)
Net cash used in financing activities	(576.338)	(794.864)
Net changes in cash and cash equivalents (A+B+C)	(74.133)	119.299
Cash and cash equivalents - opening balance	154.848	35.549
Cash and cash equivalents - closing balance	80.715	154.848
	(74.133)	119.299

Notes :

(a) The above cash flow statement has been prepared under the Indirect Method as set out in the Accounting Standard - 3 on Cash Flow Statements issued by the Institute of Chartered Accountants of India.

(b) Total cost of acquisition of investments in subsidiary company is Rs.174.452 million.

(c) Previous year's figures have been regrouped / rearranged wherever necessary.

KUMAR MANGALAM BIRLA
Chairman

S. K. TAMOTIA
President and Chief Executive Officer

A. K. AGARWALA
Vice Chairman

Mumbai
2 May 2002

SANJEEB CHATTERJEE
Company Secretary

S. TALUKDAR
Joint President and Chief Financial Officer

AUDITORS' CERTIFICATE

The above Cash Flow Statement has been compiled from and is based on the audited accounts of Indian Aluminium Company, Limited for the year ended 31st March, 2002 reported upon by us on 2 May, 2002. According to the information and explanations given together with Notes thereon , the aforesaid Cash Flow Statement has been prepared pursuant to Clause 32 of the Listing Agreements with Stock Exchanges and the reallocations required for the purpose are as made by the company.

P. Law
Partner
For and on behalf of
PRICE WATERHOUSE
Chartered Accountants

Mumbai
2 May, 2002

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212(3) OF THE COMPANIES ACT, 1956

1	Name of subsidiary company :	Indal Exports Limited	Annapurna Foils Limited
2	The financial year of subsidiary company ended on:	31 March 2002	31 March 2002
3	Holding Company's interest : as at 31 March 2002	Entire issued share capital of 140,000 equity shares of Rs 10 each, fully paid-up.	91,654,800 equity shares out of the Subscribed and Paid-up Capital of 102,096,400 equity shares of Rs 2 each
4	Net aggregate amount of profit/(loss) of the subsidiary company so far as it concerns the members of Indian Aluminium Company, Limited :		
	(a) not dealt with in the accounts of Indian Aluminium Company, Limited:		
	(i) for the subsidiary's financial year ended 31 March 2002	(Rs 14,559)	Rs 165,977,757 [1]
	(ii) for previous financial years of the subsidiary since it became subsidiary of Indian Aluminium Company, Limited	Rs 4,032,561	Not applicable [2]
	(b) net aggregate amount of profit/(loss) of the subsidiary company dealt with in the accounts of Indian Aluminium Company, Limited :		
	(i) for the subsidiary's financial year ended 31 March 2002	Nil	Not applicable [2]
	(ii) for previous financial years of the subsidiary since it became subsidiary of Indian Aluminium Company, Limited	Rs 33,790,000	Not applicable [2]

[1] Considered for the full financial year

[2] It became Subsidiary company during the financial year 2001-2002, hence not considered

KUMAR MANGALAM BIRLA
Chairman

S. K. TAMOTIA
President and Chief Executive Officer

A. K. AGARWALA
Vice Chairman

SANJEEB CHATTERJEE
Company Secretary

S. TALUKDAR
Joint President and Chief Financial Officer

Mumbai, 2 May 2002

REPORT OF THE DIRECTORS

The Directors have pleasure in presenting the twenty second Annual Report and Accounts of the Company for the year ended 31st March 2002.

1. Financial Results (Rupees in Lakhs)

		2001-2002	2000-2001
i)	Sales	3946.64	2596.62
ii)	Operating profit/(Loss)	(431.38)	(120.32)
iii)	Interest	80.54	627.59
iv)	Depreciation and Non-cash charges	263.17	302.75
v)	Profit/(Loss) after Non-Recurring items	(775.09)	(1050.67)

2. Amalgamation

At a hearing held on 27th November 2000, the Board for Industrial and Financial Reconstruction (BIFR) declared the Scheme sanctioned by BIFR for rehabilitation of your Company in 1994 as failed. Your Company, as well as Indian Aluminium Company, Limited (INDAL) appealed against the said Order of BIFR to the Appellate Authority for Industrial and Financial Reconstruction (AAIFR). Pursuant to the orders of AAIFR, several actions were taken, interalia the following:

(a) The entire shareholding of the erstwhile promoters, viz., the Reddy's, was acquired by Indal;
(b) The term loan dues of the Bank/Financial Institutions were settled in accordance with an One-Time Settlement (OTS);
(c) Share capital of the Company was written down by 80%;
(d) Out of the total amount brought in by Indal as per the Sanctioned Scheme, Rs.1650 lakhs were converted into equity.

Thereafter, at a hearing held on 8th March 2002, AAIFR passed an Order approving merger of the Company with Indal with effect from 1st April 2002 for long-term rehabilitation of your Company. The merger is subject to approval of Board of Directors of both the companies, shareholders of Indal and other regulatory and statutory approvals, as necessary. The Board of Directors of your Company approved the Scheme of Merger (the Scheme) at its meeting held on 17th April 2002. As per the Order of AAIFR, the Company has also taken steps to file Form No.21 of the Companies (Central Government's) General Rules & Forms, 1956 with Registrar of Companies, Andhra Pradesh, Hyderabad. In accordance with the sanctioned Scheme of Merger, the shareholders of the Company may exercise option to take one share of Indal for every forty shares of the Company along with cash payment for shares of the Company being less than 40 at Rs.2 per share. Shareholders who do not exercise the option shall be paid in cash at Rs.2 per share of AFL.

Indal currently holds 89.75% of the Paid-up Equity share capital, and has assumed responsibilities of management and operations of your Company.

The treatment of various transactions arising out of the Orders of AAIFR has been adequately explained in the Notes to the Accounts.

3. Performance Review

The Company has partially regained its lost market share and is attempting to utilise its idle capacity by doing job work. The Company could manage to operate at its full capacity in the second half of the financial year. The Company has also improved its efficiency parameters through minor modification of equipments and stricter process control.

4. Change of Registered Office

The Company's Registered Office has been shifted from 36, Sarojini Devi Road, Secunderabad–500 003 to Plot No.73, 202, SMR House, Nagarjuna Hills, Punjagutta, Hyderabad – 500 082 with effect from 20th November, 2001.

5. Conservation of Energy, Technology Absorption, Foreign Exchange Earnings and Outgo

The particulars as prescribed under sub-section (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are given in Annexure – A, forming part of this report.

6. Particulars of Employees

There are no employees in the Company who are drawing prescribed salary under sub-section (2A) of Section 217 of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended.

7. Dividend

Since your Company has not made any profits during the year under review, your Directors have not recommended any dividend.

8. Fixed Deposits

The Company has not accepted any Fixed Deposits from the public during the year under review.

9. Directors' Responsibility Statement

Pursuant to Section 217 (2AA) of the Companies Act, 1956, the Directors to the best of their knowledge and belief confirm that:

i) in the preparation of the annual accounts, the applicable accounting standards have been followed by the Company;

ii) appropriate accounting policies have been selected and applied consistently and such judgements and estimates have been made that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31st March, 2002 and of the Profit of the Company for the year ended on that date ;

iii) proper and sufficient care has been taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities ; and

iv) the annual accounts have been prepared on a going concern basis.

10. Corporate Governance Code

Pursuant to Clause 49 of the Listing Agreement, a report on Corporate Governance and a certificate from the auditors of the Company is given in the Annexure-B and Annexure-C respectively, which forms part of this report.

11. Board of Directors

Mr.T. Venkatram Reddy and Mr. T. Vinayak Ravi Reddy, the erstwhile promoters of the Company, resigned as Directors with effect from 29th September 2001. The Board of Directors place on record its deep appreciation of valuable services rendered by Mr.T.Venkatram Reddy and Mr.T.Vinayak Ravi Reddy during their tenure as Directors.

The State Bank of India (SBI) has nominated Mr.Khaja Ruknuddin as its nominee on the Board of your Company with effect from 16th August 2001 in place of Mr.C.V.Ramana. Mr.C.V.Ramana served your Company as a Director during the period from 19th September 1996 to 16th August 2001. The Board of Directors express their appreciation of the guidance received from Mr.C.V. Ramana during his tenure as Director of the Company.

12. Auditors

The Company's Auditors M/s C.B.Mouli & Associates, hold office upto the conclusion of the ensuing Annual General Meeting. Pursuant to the Order dated 8th March, 2002 of the AAIFR, the Company is to be merged with Indian Aluminium Company, Limited (INDAL) and ceases to exist with effect from that date. Accordingly, the provisions of the Companies Act, 1956 relating to appointment of auditors from the conclusion of the ensuing Annual General Meeting, does not apply.

13. Acknowledgements

Your Directors take this opportunity to express their deep sense of gratitude to IDBI, ICICI, IFCI, LIC, GIC, NIA, UTI, State Bank of India, Punjab National Bank, BIFR, AAIFR, the Central and State Government Departments, local authorities, customers and vendors for the co-operation and assistance extended. Your Directors also wish to place on record their appreciation of the devoted and dedicated service rendered by all employees of your Company.

For and on behalf of the Board

Place : Hyderabad	Gautam Mukherjee	Prabal Kumar Sen
Date : 17th April, 2002	*Managing Director*	*Director*

ANNEXURE-A TO DIRECTORS' REPORT

Conservation of Energy, Technology Absorption, Foreign Exchange Earnings and Outgo – Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988.

A. Conservation of Energy

a) Energy conservation measures taken during the year

Training programmes were conducted to increase awareness on energy saving. Energy Audit was carried out and the report is awaited.

b) Proposals being implemented for reduction of energy consumption

Proposed areas of work includes changing over the heating system of the key converting machines from Electric Energy to Thermic Fluid and substituting light diesel oil with high speed diesel oil for generation of power through diesel generator.

c) Impact of measures (a) and (b) above for reduction of energy consumption and consequent impact on cost of production of goods.

Power consumption per unit of production has come down by 169 kwh.

d) Details of total energy consumption and energy consumption per unit of production:

Electricity	Current Year	Previous Year
i. Purchase Units (kwh)	6,313,330	4,462,250
Total amount (Rs.)	30,006,535	22,583,092
Rate/Unit (Rs. ps)	4.75	5.06
ii. Own generation units (kwh) (through Diesel Generator)	531,600	48,600
Total Amount (Rs.)	3,292,167	305,668
Rate/Unit (Rs. ps)	6.19	6.29
Consumption of Diesel (Ltrs)	170,277	15,265
iii. Electricity consumption per unit of production	2,207	2,376
Units generated per Ltr of Diesel	3.12	3.18

B. Technology Absorption

i. Efforts made in technology absorption as per Form B

1. Technology obtained during project contract of 1985, fully absorbed.
2. No further technology contract is entered into.

C. Foreign Exchange Earnings and Outgo

1. Earnings (Rs.)	17,518,000	22,064,490
2. Outgo (Rs.)		
i. Raw Material	14,105,861	29,001,915
ii. Spares	1,177,380	1,513,653
iii. Travelling and Other Charges	611,594	212,816

For and on behalf of the Board

Place : Hyderabad
Date : 17th April, 2002

Gautam Mukherjee
Managing Director

Prabal Kumar Sen
Director

AUDITORS' REPORT

To the Members of
Annapurna Foils Limited

We have audited the attached Balance Sheet of Annapurna Foils Limited (the Company) as at 31st March 2002 and also the Profit & Loss Account of the Company for the year ended on that date, annexed thereto, and report that:

(1) As required by the Manufacturing and other Companies (Auditors' Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matter specified in paragraphs 4 and 5 of the said order.

(2) Further to our comments in the annexure referred to in paragraph 1 above:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

(b) in our opinion, proper books of accounts as required by law have been kept by the Company so far as appears from our examination of the books;

(c) the Balance Sheet and the Profit & Loss Account dealt with by this report are in agreement with the books of accounts;

(d) in our opinion, the Balance Sheet and Profit and Loss account dealt with by this report have been prepared in compliance with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956, to the extent applicable;

(e) on the basis of written representations received from the directors of the Company as on 31st March, 2002, and taken on record by the Board of Directors, we report that no directors of the Company is disqualified from being appointed as a director in terms of Clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:

i. in the case of the Balance Sheet of the state of affairs of the Company as at 31st March 2002

ii. in the case of Profit and Loss Account, of the Loss for the year ended on that date.

For C.B. Mouli & Associates
Chartered Accountants

Place: Hyderabad
Date : 17th April 2002

Mani Oommen
Partner

ANNEXURE

Annexure referred to in paragraph 1 of our report of even date to the members of Annapurna Foils Limited (the Company).

1. The Company has maintained proper records showing quantitative details and the situation of its fixed assets. A major portion of fixed assets have been physically verified by the management during the year. In our opinion, the frequency of verification of fixed assets by the management is reasonable, having regard to the size of the Company and the nature of its assets. No material discrepancy has been noticed between the book records and the assets physically verified.
2. None of the fixed assets have been revalued during the year.
3. The stocks of finished goods, stores and maintenance spares, components and raw materials have been physically verified by Management during the year. In respect of stock lying with third parties, confirmation for most of the stocks held has been received. In our opinion, the frequency of such verification is reasonable.
4. The procedures for the physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the company and nature of its business.
5. The discrepancies identified on such verification between the physical stocks and the book records were not material and were properly dealt with in the books of account.
6. On the basis of our examinations of the stock records, we are of the opinion that the valuation of the stocks is fair and proper, in accordance with the normally accepted accounting principles and is on the same basis as in previous years.
7. As per BIFR Scheme, the Company has taken interest free loans from Companies, firms or other parties listed in the registers maintained under Section 301 of the Companies Act, 1956.
8. The Company has not granted any loans, secured or unsecured to Companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or Companies under the same management as defined under Section 370(1B) of Companies Act, 1956.
9. The Company has given loans and advances in the nature of interest free loans to its employees and the same are not prejudicial to the interest of the Company.
10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, spares, raw materials including components, plant and machinery, equipment, other assets and for the sale of goods.
11. In our opinion, and according to the information and explanations given to us and having regard to the fact that some of the items purchased are of a special nature and suitable alternative sources do not exist for obtaining comparative quotations, the transactions of purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs.50,000 or more in respect of each party, were made at prices which are reasonable having regard to prevailing market prices as available with the Company for such goods, materials or services or the prices at which transactions for similar goods or services were made with other parties.
12. The Company has a regular procedure for the determination of unserviceable or damaged stores, raw materials, finished goods and adequate provision has been made in the accounts for the loss arising on the items so determined.
13. The Company has not accepted deposits from public.
14. In our opinion reasonable records have been maintained by the Company for the sale and disposal of realizable scrap. The Company has no realizable by-products.
15. The Company has an internal audit system commensurate with the size and nature of its business.
16. We were informed that the Central Government has not prescribed the maintenance of cost records u/s 209(1)(d) of the Companies Act, 1956.
17. According to the records of the Company, Provident Fund and Employees' State Insurance dues have been regularly deposited during the year with the appropriate authorities.

ANNEXURE (contd.)

18. According to the information and explanations given to us, no undisputed amount payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs Duty and Excise Duty were outstanding as on 31st March 2002 for a period of more than six months from the date they become payable.

19. According to the information and explanations given to us and the records of the Company examined by us, no personal expenses have been charged to the revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

20. The Company has paid all the principal dues to the Financial Institutions, Bank and erstwhile promoters, in terms of One Time Settlement Scheme (OTS) sanctioned by Hon'ble Appellate Authority for Industrial and Financial Reconstruction (AAIFR) vide its order dated 26th September, 2001. The Company still continues to be a sick industrial company within the meaning of Clause (o) of Section 3(1) of the Sick Industrial Companies (Special Provisions) Act, 1985.

    Further the AAIFR vide order dated 08th March 2002 sanctioned the scheme of merger of the Company with Indian Aluminium Company, Limited with effect from 1st April, 2002 subject to compliance of requisite formalities.

For C.B. Mouli and Associates
Chartered Accountants

Mani Oommen
Partner

Place: Hyderabad
Date : 17th April, 2002

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2002

	Schedule	For the year ended 31st March, 2002 Rupees	For the year ended 31st March, 2001 Rupees
INCOME			
Sales	1	394,663,781	259,662,317
Other Income	2	1,357,459	493,311
Increase/(Decrease) In Stock	3	14,395,805	(6,261,556)
		410,417,045	253,894,072
EXPENDITURE			
Materials Consumed	4	250,635,396	139,740,748
Excise Duty		48,047,965	27,795,732
Personnel Expenses	5	38,824,796	31,635,672
Manufacturing Expenses	6	51,983,352	36,382,096
Administration Expenses	7	56,583,094	23,698,937
Selling and Distribution Expenses	8	7,480,659	6,672,983
Interest	9	8,053,907	62,758,571
Depreciation	13	26,317,358	30,275,574
		487,926,527	358,960,313
Loss for the year before Extraordinary Item		(77,509,482)	(105,066,241)
Extra-ordinary item of income (relief and concessions under Rehabilitation Scheme obtained pursuant to AAIFR order)		262,401,714	-
Net Profit After Extraordinary Item		184,892,232	(105,066,241)
Loss Brought forward from earlier year		(702,207,133)	(597,140,892)
Less: Capital Reduction		156,771,200	-
Loss carried to Balance Sheet		(360,543,701)	(702,207,133)
Earnings Per Share (Equity shares, par value Rs 2 each) (Previous year Rs10 each)			
Basic and Diluted EPS before extraordinary item Rs		(1.93)	(5.36)
Basic and Diluted EPS after extraordinary item Rs		4.60	(5.36)
Number of shares used in computing earnings per share		40,221,400	19,618,500
Notes to accounts	20		

As per our report of even date attached
For C.B. Mouli & Associates
Chartered Accountants

Mani Oommen
Partner

Place : Hyderabad
Date : 17th April, 2002

For and on behalf of the Board

Gautam Mukherjee
Managing Director

Prabal Kumar Sen
Director

D. Satya Srinivas
Sr Manager-Finance &
Company Secretary

ANNAPURNA FOILS LIMITED

BALANCE SHEET AS AT 31ST MARCH, 2002

	Schedule	As at 31st March 2002 Rupees	As at 31st March 2001 Rupees
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	10	204,192,800	196,074,600
Reserves and Surplus	11	335,500	225,000
Loan Funds	12		
Secured Loans		64,056,353	497,488,651
Unsecured Loans		155,919,400	126,000,000
		424,504,053	819,788,251
APPLICATION OF FUNDS			
Fixed Assets	13		
Gross Block		598,912,884	583,111,475
Less : Depreciation		374,300,874	348,082,283
Net Block		224,612,010	235,029,192
Add: Capital Work-in-Progress		136,697	–
		224,748,707	235,029,192
Current Assets, Loans and Advances			
Inventories	14	67,242,511	39,053,057
Sundry Debtors	15	74,601,665	28,508,547
Cash and Bank Balances	16	2,512,804	3,452,744
Other Current Assets	17	14,960,293	12,979,306
Loans and Advances	18	4,955,792	3,657,236
		164,273,065	87,650,890
Less: Current Liabilities and Provisions	19		
Current Liabilities		323,203,706	203,469,949
Provisions		1,857,714	1,629,015
		325,061,420	205,098,964
Net Current Assets		(160,788,355)	(117,448,074)
Profit and Loss Account		360,543,701	702,207,133
		424,504,053	819,788,251
Notes to accounts	20		

As per our report of even date attached

For C.B. Mouli & Associates
Chartered Accountants

For and on behalf of the Board

Mani Oommen
Partner

Gautam Mukherjee
Managing Director

Prabal Kumar Sen
Director

Place : Hyderabad
Date : 17th April, 2002

D. Satya Srinivas
Sr Manager-Finance &
Company Secretary

SCHEDULES

SCHEDULE 1 – SALES

	For the year ended 31st March 2002 Rupees	For the year ended 31st March 2001 Rupees
Sales – Finished Goods	329,730,317	209,332,314
Conversion Income (Tax deducted at source Rs 1,093,136)	42,727,839	35,616,087
Sale of Scrap	22,205,625	14,713,916
	394,663,781	259,662,317

SCHEDULE 2 – OTHER INCOME

Interest earned (Gross) [TDS – Rs 49,083 (Previous Year Rs 59,611)]	354,571	276,566
Miscellaneous Income	967,888	216,745
Profit on Sale of Fixed Assets	35,000	–
	1,357,459	493,311

SCHEDULE 3 – INCREASE/(DECREASE) IN STOCKS

Closing Stocks		
Work-in-Progress and Scrap	18,792,430	7,116,220
Finished Goods	9,278,556	6,558,961
	28,070,986	13,675,181
Less: Opening Stocks		
Work-in-Progress and Scrap	7,116,220	11,774,859
Finished Goods	6,558,961	8,161,878
	13,675,181	19,936,737
	14,395,805	(6,261,556)

SCHEDULE 4 – MATERIAL CONSUMED

Raw Material		
Opening Stock	6,159,653	11,319,970
Add : Purchases	277,435,688	134,580,431
	283,595,341	145,900,401
Less : Closing stock	32,959,945	6,159,653
	250,635,396	139,740,748

SCHEDULE 5 – PERSONNEL EXPENSES

Salaries, Wages and Bonus	31,499,787	26,358,934
Contribution to Provident and Other Funds	3,027,534	2,641,118
Workmen and Staff Welfare Expenses	4,068,776	2,328,363
Gratuity	228,699	307,257
	38,824,796	31,635,672

SCHEDULE 6 – MANUFACTURING EXPENSES

Power and Fuel	33,298,702	23,164,909
Stores Consumed	17,670,273	12,461,672
Repairs and Maintenance to :		
Plant and Machinery	639,858	133,233
Factory Building	374,519	622,282
	51,983,352	36,382,096

SCHEDULES

SCHEDULE 7 – ADMINISTRATION EXPENSES

		For the year ended 31st March 2002 Rupees		For the year ended 31st March 2001 Rupees
Bank Charges,Commission and Other Charges		1,535,155		1,362,508
Travelling and Conveyance		4,482,187		3,737,437
Insurance charges		963,274		1,274,431
Rent		1,838,334		2,043,750
Repairs and Maintenance to				
Buildings	51,847		33,968	
Other Assets	472,268	524,115	320,496	354,464
Rates and Taxes*		33,131,315		478,068
Communication Expenses		2,097,287		1,968,835
Directors' Sitting Fees		3,700		1,800
Auditors' Remuneration				
Audit Fee	100,000		75,000	
Tax Audit fee	25,000		25,000	
Other Services - Special Audit Fee	150,000	275,000	–	100,000
Other Miscellaneous Expenses		11,732,727		12,377,644
		56,583,094		23,698,937

** Rates and Taxes, inter alia includes Rs 32,889,814 relating to Disputed Excise Duty hitherto shown under contingent liability provided based on counsel's opinion.*

SCHEDULE 8 – OTHER EXPENSES

	2002	2001
Carriage and Freight	3,913,658	2,931,712
Rates and Taxes	88,060	182,107
Cash Discount	1,067,211	571,214
Sales Commission	297,078	(26,059)
Advertisements	196,566	165,100
Insurance	850,514	227,771
Miscellaneous	478,067	337,894
Bad Debts Written Off	589,505	2,283,244
	7,480,659	6,672,983

SCHEDULE 9 – INTEREST

	2002	2001
Interest On Long Term Loans	–	56,388,460
Interest On Cash Credit/Overdraft	2,961,262	6,370,111
Interest on Others	5,092,645	–
	8,053,907	62,758,571

SCHEDULES

SCHEDULE 10 – SHARE CAPITAL

	As at 31st March 2002 Rupees	As at 31st March 2001 Rupees
Authorised		
150,000,000 (previous year - 30,000,000) Equity Shares of Rs 2 (previous year - Rs 10) each	300,000,000	300,000,000
Issued Subscribed and Paid-up		
102,096,400 (previous year 19,618,500*) Equity Shares of Rs 2 (previous year – Rs 10) each	204,192,800	196,185,000
Less : Calls in Arrears	–	110,400
	204,192,800	196,074,600

* out of which 22,100 shares were forfeited during the year

Notes:

1. Share Capital includes:

   82,500,000 equity shares of Rs 2 each issued as fully paid-up shares to Indian Aluminium Company, Limited in part exercise of its option to convert the total funds infused for effecting One Time Settlement (OTS) in pursuance to Hon'ble AAIFR order dated 26th September, 2001

2. Since company is getting merged with INDAL with effect from 1st April, 2002 in pursuance to AAIFR order dated 8th March 2002 share forfeiture amount of Rs 110,500 has been transferred to Capital Reserve Account

SCHEDULE 11 – RESERVES AND SURPLUS

	2002	2002	2001	2001
Capital Reserve				
Central Subsidy	225,000		225,000	
Forfeited Shares	110,500		–	
		335,500		225,000

SCHEDULE 12 – LOAN FUNDS

	As at 31st March 2002 Rupees	As at 31st March 2001 Rupees
Secured Loans		
Cash Credit / Overdraft (against hypothecation of stocks and book debts and further secured by second charge on Fixed Assets)	64,056,353	46,311,189
Rupee Term Loans From Financial Institutions	–	183,475,400
Funded Interest on above	–	54,768,323
Rupee Term Loans From Banks	–	100,958,222
Interest Accrued and Due on Loans	–	111,975,517
	64,056,353	497,488,651
Unsecured Loans		
Loan from Indian Aluminium Company, Limited (Holding company)	155,919,400	126,000,000
	155,919,400	126,000,000

SCHEDULES

SCHEDULE 13 – FIXED ASSETS

	GROSS BLOCK				DEPRECIATION					NET BLOCK	
	Cost As at 01.04.2001 (Rs)	Additions During the year (Rs)	Sales/ Adjustments (Rs)	Cost As at 31.03.2002 (Rs)	Depreciation As at 01.04.2001 (Rs)	For the year (Rs)	Adjustments During the year (Rs)	On Sales (Rs)	Depreciation As at 31.03.2002 (Rs)	As at 31.03.2002 (Rs)	As at 31.03.2001 (Rs)
Land and Site Development	1,679,667	–	–	1,679,667	–	–	–	–	–	1,679,667	1,679,667
Buildings	39,888,002	67,500	–	39,955,502	14,060,647	1,218,943	–	–	15,279,590	24,675,912	25,827,355
Plant and Machinery	534,161,084	14,196,997	–	548,358,081	328,379,953	25,831,433	–	–	354,211,386	194,146,695	205,781,131
Furniture and Fixtures	3,671,069	1,016,671	–	4,687,740	2,823,446	319,623	880,533	–	2,262,536	2,425,204	847,623
Office Equipment	1,236,984	210,538	–	1,447,522	764,139	233,718	227,853	–	770,004	677,518	472,845
Computer Equipment	1,544,111	408,470	–	1,952,581	1,216,439	180,699	294,259	–	1,102,879	849,702	327,672
Vehicles	930,558	–	98,767	831,791	837,659	25,782	90,195	98,767	674,479	157,312	92,899
Total	583,111,475	15,900,176	98,767	598,912,884	348,082,283	27,810,198	1,492,840	98,767	374,300,874	224,612,010	235,029,192
Previous Year Total	583,008,537	102,938	–	583,111,475	317,806,709	30,275,574	–	–	348,082,283		
Capital Work-in-progress										136,697	–
Total										224,748,707	235,029,192

SCHEDULE 14 – INVENTORIES

At lower of cost or net realisable value

	As at 31 March 2002 Rupees	As at 31 March 2001 Rupees
Raw Material	23,453,482	6,159,653
Materials - in- Transit	9,506,463	–
Finished Goods	9,278,556	6,558,961
Work-in-Progress	17,955,599	6,889,464
Stores and Spares	6,211,580	19,218,223
Scrap Stock	836,831	226,756
	67,242,511	39,053,057

SCHEDULE 15 – SUNDRY DEBTORS

Unsecured :		
Debts outstanding for a period exceeding six months considered good	17,979,281	20,445,662
Other debts – considered good	68,248,496	20,764,712
	86,227,777	41,210,374
Less: Provision for Doubtful debts	11,626,112	12,701,827
	74,601,665	28,508,547

SCHEDULE 16 – CASH AND BANK BALANCES

Cash and cheques in hand	241,770	591,426
Balances with scheduled banks		
Current Accounts	1,141,474	409,832
Margin Account	1,129,560	2,451,486
	2,512,804	3,452,744

SCHEDULE 17 – OTHER CURRENT ASSETS

Unsecured considered good		
Balance with Central Excise	2,261,437	488,266
Deposit with Government/Semi Government Authorities and others	10,354,727	10,168,330
Income Tax Deducted at Source	2,344,129	2,322,710
	14,960,293	12,979,306

SCHEDULE 18 – LOANS AND ADVANCES

Unsecured considered good	As at 31 March 2002 Rupees	As at 31 March 2001 Rupees
Advances Recoverable in cash or in kind or for value to be received	4,955,792	3,657,236
	4,955,792	3,657,236

SCHEDULE 19 – CURRENT LIABILITIES AND PROVISIONS

Current Liabilities		
Sundry Creditors		
Due to Small Scale Industrial Undertakings	980,308	1,020,420
Others	287,489,623	194,427,749
	288,469,931	195,448,169
Advance Payment from Customers	25,000	25,000
Other Liabilities	34,708,775	1,853,128
Interest accrued but not due	–	6,143,652
	323,203,706	203,469,949
Provisions		
Gratuity	1,857,714	1,629,015
	1,857,714	1,629,015

SCHEDULE 20 – NOTES TO ACCOUNTS

A. Significant Accounting Policies

1. Basis of Preparation of Financial Statements

   The Financial Statements are prepared under historical cost convention, in accordance with the Generally Accepted Accounting Principles ("GAAP") comprising the mandatory accounting standards issued by the Institute of Chartered Accountants of India and the provisions of the Companies Act, 1956 on an accrual basis.

2. Revenue recognition

   Revenues are recognised on completion of sale of goods and/or rendering of services.

3. Fixed Assets

   Fixed assets are stated at cost and the amount added on account of foreign exchange fluctuations on foreign currency loans availed to finance such assets.

   Interest and other financing costs payable on funds borrowed for acquisition of fixed assets are capitalised to the extent they relate to the period upto which the assets are put to use.

   Machinery spares, other than the spares meant for regular maintenance, are not considered as part of inventory, as per the Accounting Standard on Valuation of Inventories (AS-2). Such spares are included under fixed assets and amortised over the unexpired useful life of the related machinery/equipment. Accordingly, Rs 10,393,910 has been transferred from stores inventory to fixed assets during the year.

4. Depreciation

   Till last year, depreciation on Fixed Assets was provided in accordance with the provisions of Schedule XIV of the Companies Act, 1956, on Straight-line Method in respect of Buildings and Plant & Machinery, while in respect of other assets depreciation was provided on written down value method. Effective 1st April, 2001, depreciation is charged on all assets using straight-line method at the rates specified in Schedule XIV of the Companies Act, 1956.

   Due to this change, depreciation for the period is lower by Rs 1,492,840.

SCHEDULES

5. Inventories
   a. Raw Materials and Stores & Spares are valued at cost on weighted average basis. Obsolete, defective and unserviceable stocks are provided for.
   b. Finished goods and work-in-progress are valued at lower of cost and net realisable value. Cost for this purpose includes direct materials, direct labour and appropriate production overheads. Excise duty is included in the value of Finished Goods Inventory.
   c. Scrap is valued at net realisable value.

6. Retirement Benefits to Employees

   The Company is contributing to the funds maintained by the Government towards Provident Fund and Pension Fund to employees. The Company contributes to Superannuation Fund maintained by Life Insurance Corporation of India. Gratuity liability and Earned Leave Encashment benefit are accounted on accrual basis based on the actuarial valuation and charged to profit and loss account.

7. Foreign Exchange Transactions

   Transactions in foreign currencies outstanding at the Balance Sheet date are accounted at the contracted rate when covered by forward contracts and at exchange rates prevailing on the Balance Sheet date in the case of others. Exchange differences are dealt with in the Profit & Loss Account, except those relating to acquisition of Fixed Assets which are capitalised.

B. Notes to Accounts

1. Contingent Liabilities not provided for in respect of:

a)	Guarantees Provided by Banks	Rs 1,022,306 (Previous year Rs 850,444).
b)	Bills discounted with Banks	Rs 3,880,517 (Previous year – Nil)
c)	Un-expired Letters of Credit	Rs 5,907,916 (Previous year Rs 2,096,910)

These exclude interest on delayed payment/outstanding bills for supply of foilstock totalling to Rs 53,453,295 claimed by Indian Aluminium Company, Limited (Previous Year Rs 23,957,365) in view of merger scheme sanctioned by AAIFR.

2. Estimated amount of contracts remaining to be executed on capital account (net of advances) Rs 1,469,060 (previous year – Nil).

3. Amalgamation with Indian Aluminium Company, Limited (INDAL)

Pursuant to a Scheme of Rehabilitation sanctioned by the Appellate Authority for Industrial and Financial Reconstruction (AAIFR) vide its order dated 26th September 2001, 14th February 2002 and 8th March 2002 :

- Indian Aluminium Company, Limited (INDAL) infused funds on 26th September 2001 of Rs 1238 lakhs and on 27th December 2001 of Rs 1238.75 lakhs aggregating to Rs 2476.75 lakhs as unsecured loans with an option to convert into equity. The funds were utilised to pay the term loan dues of the Financial Institutions and Bank by way of One Time Settlement. The dues were paid in two instalments with the final instalment being paid on 27th December, 2001. The Bank and Financial Institutions waived interest, penal interest, liquidity damages and Zero Rate debentures totalling to Rs 2094.02 lakhs. This amount has been included under the head "Relief and Concessions" in the Profit and Loss Account.
- In accordance with the terms of Memorandum of Understanding (MOU) dated 20th February 2001 (being a part of the AAIFR Order) between Indal and the Reddy's, the erstwhile promoters, the interest free unsecured loans of Reddy's stands reduced from Rs 720 lakhs to Rs 190 lakhs. The reduction in the loan amount of Rs 530 lakhs has been included under the head "Relief and Concessions" in the Profit and Loss Account. A sum of Rs 190 lakhs infused by Indian Aluminium Company, Limited towards final payment of unsecured loan to Reddy's. Further, in terms of the same MOU Indal acquired in October 2001 the entire equity stake of 4,726,400 shares of face value Rs 10 each from the Reddy's, the erstwhile promoters at a mutually agreed price of Rs 2 per share.
- The existing paid-up share capital of the Company of Rs 1959.64 lakhs was written down by 80% (i.e. the face value of the shares were reduced from Rs 10 to Rs 2). The reduction in the share capital of Rs 1567.71 lakhs has been set-off against the accumulated losses. To bring about a consistency in the face value of shares, the Company at its Extra-Ordinary General Meeting held on 2nd January 2002 altered the Capital Clause of the Memorandum of Association of the Company to read as Rs 30 crores divided into 150,000,000 equity shares of Rs2 each.

SCHEDULES

- INDAL, in part exercise of its option to convert the total funds converted Rs 1038 lakhs as equity at a face value of Rs 2 on 2nd January, 2002 and Rs 612 lakhs on 31st January 2002 as equity at a face value of Rs 2 per share fully paid up. INDAL presently holds 89.75% of the total equity share capital of the Company.

4. AAIFR vide its order dated 8th March, 2002 sanctioned the scheme of merger with Indian Aluminium Company, Limited with effect from 1st April, 2002 subject to regulatory and statutory approvals as necessary.

5. Remuneration to Directors:

Particulars	For the Year Ended 31st March 2002 Rs	For the Year Ended 31st March 2001 Rs
Salary	872,633	1,075,200
Contribution to Provident Fund and Superannuation Fund	193,294	210,960
Monetary Value of Perquisites	550,182	637,356
Total	1,616,109	1,923,516

6. Additional Information Pursuant to the Provisions of Part II of Schedule VI to the Companies Act 1956:

i. Details of Capacities and Production:

Licenced capacity, installed capacity and actual production(In Tonnes)

Particulars	Licenced Capacity		Installed capacity As Certified by Management		Production for the Year Ended	
	As at 31.03.02	As at 31.03.01	As at 31.03.02	As at 31.03.01	As at 31.03.02	As at 31.03.01
Aluminium Foils	3000	3000	3000	3000	919	615
Light Gauge Strips	1000	1000	1000	1000	246	96
Conversion (Job Work)					1936	1187
					3101	1898

ii. Details of Opening and Closing Stock of Finished Goods:

Class of Goods	Closing Stock as at 31st March 2002		Closing Stock as at 31st March 2001	
	Quantity Tonnes	Value Rs	Quantity Tonnes	Value Rs
Aluminium Foils	47	9,278,556	26	6,558,961
Light Gauge Strips	–	–	–	–
Total	47	9,278,556	26	6,558,961

iii. Details of Turnover

Particulars	For the year ended 31st March 2002		For the year ended 31st March 2001	
	Quantity Tonnes	Value Rs	Quantity Tonnes	Value Rs
Aluminium Foils	898	289,717,596	622	193,062,964
Light Gauge Strips	246	40,012,721	98	16,269,350
Conversion (Job Work)	1927	42,727,839	1185	35,616,087
	3071	372,458,156	1905	244,948,401
Scrap		22,205,625		14,713,916
Total		394,663,781		259,662,317

SCHEDULES

iv. Details of Raw Materials Consumed

Particulars	For the year ended 31st March 2002 Quantity Tonnes	Value Rs	For the year ended 31st March 2001 Quantity Tonnes	Value Rs
Aluminium Foil Stock	1612	184,948,738	841	97,005,112
Paper	769	26,214,868	462	16,713,672
Others	634	39,471,790	289	26,021,964
Total :	3015	250,635,396	1,592	139,740,748

v. Value of Imported and Indigenous Raw Materials, Spares and components and their percentage to total consumption

Particulars	For the year ended 31st March 2002 Rs	Percent	For the year ended 31st March 2001 Rs	Percent
Imported	16,139,305	6.01	33,519,172	22.02
Indigenous	252,184,541	93.99	118,683,247	77.98
Total	268,323,846	100.00	152,202,419	100.00

Particulars	For the Year Ended 31st March 2002 Rs	For the Year Ended 31st March 2001 Rs
vi. C.I.F. Value of the Imports		
Raw materials	14,105,861	29,001,915
Spare Parts and Components	1,177,380	1,513,653
vii. Expenditure in Foreign Currencies		
Travel and other expenditure	481,981	103,855
Commission	129,613	108,961
viii. Earnings in Foreign Exchange		
Export of Goods Calculated on FOB Basis	17,518,000	22,064,490

7. Segment Reporting

The entire operations of the Company relate to only one segment, viz, Aluminium Foil including Light Gauge Strips. As such there is no separate reportable segment under Accounting Standard 17 on Segment Reporting.

8. Related Party Transactions

The company entered into related party transactions during the year with Indian Aluminium Company, Limited (INDAL) the Holding Company, and its Holding Company, Hindalco Industries Limited (HINDALCO).

The transactions with INDAL comprise of purchases of Rs 231,519,846 and with HINDALCO Rs 4,514,490 during the year ended 31st March, 2002. The conversion job undertaken for INDAL amounting to Rs 46,552,804 and for HINDALCO Rs 3,467,155 during the year ended 31st March 2002.

An amount of Rs 26,31,752 is incurred towards deputation of Managerial Personnel by INDAL and Rs 50,92,645 is provided in respect of interest on unsecured loan payable to INDAL.

The outstanding dues to INDAL as on 31st March, 2002 in respect of above transactions is Rs 239,041,571 and are as set out in Schedule 19, Current Liabilities, to the Financial Statements. The outstanding dues from HINDALCO as on 31st March, 2002 is Rs 54,028 and are as set out in Sundry Debtors, Schedule 15 to the Financial Statements.

SCHEDULES

9. Earnings per Share

	For the Year Ended 31st March 2002	For the Year Ended 31st March 2001
a) Calculation of Weighted Average number of Equity Shares of Rs 2 (previous year Rs10 each)		
Number of shares at the beginning of the year	19,618,500	19,618,500
Shares issued to INDAL on conversion of Loan into equity on 2nd January, 2002 and 31st January, 2002	82,500,000	–
Total number of Equity Shares outstanding at the end of the year	102,096,400	19,618,500
Equity shares outstanding for twelve months *	19,596,400	–
Equity shares outstanding for three months	82,500,000	–
Weighted average number of equity shares outstanding during the year	40,221,400	19,618,500
b) Net loss before extraordinary income (in Rupees)	(77,509,482)	(105,066,241)
c) Basic and Diluted Earnings (in Rupees) per share	(1.93)	(5.36)

** 22,100 Shares forfeited during the year*

10. Deferred Taxation

The guidelines of Accounting Standard on "Accounting for Taxes on Income" (AS-22) issued by the Institute of Chartered Accountants of India (ICAI) are not applicable, since the company stands merged with Indian Aluminim Company, Limited with effect from 1st April 2002 in pursuance to the Order of AAIFR dated 8th March 2002.

11. Sundry Creditors include the following Small Scale Industrial Undertakings to whom the out standings were in excess of Rs1 lakh for more than 30 days are as follows:

- Cores & Containers Pvt Ltd. — Rs 277,569
- Golden Trade Links — Rs 165,759
- True Packaging — Rs 379,595

The above is based on the details available with the Company regarding the status of supplier as defined under the "Industrial (Development and Regulation) Act, 1951" and the "Interest on Delayed Payment to Small Scale Ancillary Industrial Undertaking Act, 1993".

12. The figures of the previous year have been regrouped/reclassified, where necessary, to conform with the current year's classifications.

As per our report of even date attached

For C.B. Mouli & Associates
Chartered Accountants

For and on behalf of the Board

Mani Oommen
Partner

Gautam Mukherjee
Managing Director

Prabal Kumar Sen
Director

Place : Hyderabad
Date : 17th April, 2002

D. Satya Srinivas
Sr Manager-Finance &
Company Secretary

ANNAPURNA FOILS LIMITED

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I REGISTRATION DETAILS

Registration No. 002456 State Code 01

Balance Sheet Date 31 (Date) 03 (Month) 2002 (Year)

II CAPITAL RAISED DURING THE PERIOD (AMOUNT IN RS THOUSAND)

Public Issue	Right Issue	Bonus Issue	Private Placement *
Nil	Nil	Nil	165000

III POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS THOUSAND)

Total Liabilities	Total Assets
424504	424504

Sources of Funds

Paid-up Capital	Reserves and Surplus	Secured Loans	Unsecured Loans
204193	335	64056	155919

Application of Funds

Net Fixed Assets	Investments	Net Current Assets	Full Expenditure
224749	Nil	-160788	Nil

Accumulated Losses
360544

IV PERFORMANCE OF COMPANY (AMOUNT IN RS THOUSAND)

Turnover	Total Expenditure	Extraordinary Item of Income
396021	473530	419173

Profit Before Tax & Extraordinary Items	Profit After Tax & Extraordinary Items	Earning per Share in Rs before Extraordinary Item
– 77509	+ 341663	– 1.93

Earning per Share in Rs after Extraordinary Item	Dividend Rate %
+ 4.60	Nil

V GENERIC NAMES OF THREE PRINCIPAL PRODUCTS/SERVICES OF COMPANY (AS PER MONETARY TERMS)

Item Code No. (ITC Code) 76072009

Product Description : POLY AL TAPE FOR JELLY FILLED TELECOMMUNICATION CABLES

Item Code No. (ITC Code) 76072009

Product Description : LDPE BACKED AL FOIL FOR STRIP PACKING OF PHARMACEUTICALS

Item Code No. (ITC Code) 76072009

Product Description : HSL COATED AL FOIL FOR BLISTER PACKING OF PHARMACEUTICALS

** Represents Shares issued on conversion of loan into equity by Indian Aluminium Company, Limited*

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH 2002

	For the Year Ended 31st March, 2002 Rs	For the Year Ended 31st March, 2001 Rs
A. Cash Flows from Operating Activities		
Net Proft before Tax and extraordinary items	(77,509,482)	(105,066,241)
Adjustments for:		
Depreciation	26,317,358	30,275,574
Interest Paid	8,053,907	62,758,571
Interest Earned	(354,571)	(276,566)
Loss/(Profit)on Sale of Assets	(35,000)	-
Operating Profit before Working Capital Changes	(43,527,788)	(12,308,662)
Adjustments for:		
Decrease/(Increase) in Sundry Debtors	(46,093,118)	2,693,830
Decrease /(Increase) in Inventories	(28,189,454)	11,789,819
Increase/(Decrease) in Current Liabilities	126,106,108	5,747,229
Decrease /(Increase) in Loans and Advances and Other Current Assets	(3,279,543)	2,612,595
Decrease /(Increase) in Margin Money Deposits Pledged with banks	1,321,926	1,658,759
Cash Generated from Operations	6,338,131	12,193,570
Interest paid	(8,053,907)	(6,370,111)
Cash Flow before Extra-Ordinary Item	(1,715,776)	5,823,459
Extra-ordinary Item		
Relief and Concessions obtained Pursuant to AAIFR Order under Rehabilitation Scheme	262,401,714	-
Net Cash flow from Operating Activities	260,685,938	5,823,459
B. Cash Flows from Investing Activities		
Purchase of Fixed Assets including Capital Work-In-progress	(16,036,873)	(102,938)
Sale of Fixed Assets	35,000	-
Interest Earned	354,571	276,566
Cash used in investing activities	(15,647,302)	173,628
C. Cash Flows from Financing Activities		
Proceeds from Issuance of Share Capital	165,000,000	-
Proceeds from Long Term Borrowings from Holding Company	82,919,400	-
Repayment of Long Term Loans(including Rs 262401714 Waived Pursuant to AAIFR Order included in Relief and Concessions above)	(510,321,114)	-
Increase in Working Capital Borrowings from Banks	17,745,064	(9,180,791)
Cash used in Financing activities	(244,656,650)	(9,180,791)
Net changes in cash and cash equivalents (A+B+C)	381,986	(3,183,704)
Cash and Cash equivalents at the beginning of the year	1,001,258	4,184,962
Cash and Cash equivalents at the end of the year *	1,383,244	1,001258
*Note:Cash and Cash equivalents at the end of the year	2,512,804	3,452,744
Less:Deposits pledged with banks towards Margin money dealt in operating Activity	(1,129,560)	(2,451,486)
Cash and Cash equivalents at the end of the year	1,383,244	1,001,258

For and on behalf of the Board

Place: Hyderabad
Date: 17th April 2002

D. Satya Srinivas
Sr.Manager-Finance and Company Secretary

P. K. Sen
Director

Gautam Mukherjee
Managing Director

Auditors' Certificate

To
The Board of Directors
Annapurna Foils Limited
Plot No.73, 202, SMR House, Nagarjuna Hills, Punjagutta, Hyderabad 500 082

We have examined the attached Cash Flow Statement of Annapurna Foils Limited ("the Company") for the year ended 31st March, 2002. The statement has been prepared by the Company in accordance with the requirement of listing agreement Clause 32 with the Stock Exchanges and is based on and in agreement with the corresponding profit and loss account and balance sheet of the Company covered by our report of even date to the members of the Company

For C.B. Mouli and Associates
Chartered Accountants

Place: Hyderabad
Date : 17th April 2002

Mani Oommen
Partner

REPORT OF THE DIRECTORS

The Directors submit their Report along with audited accounts for the year ended 31 March 2002.

Operations

During the year, your Company incurred a loss of Rs 14,559 (2000-01: Profit: Rs 130,266)

Dividend

In view of the loss incurred by your Company, the Directors do not recommend any dividend for the year ended 31 March 2002.

Appropriation and Reserves

Your Company transferred a loss of Rs 14,559 (2000-01: Profit : Rs 130,266) from the Profit and Loss Account to the Balance Sheet.

Prospects

Future activities of your Company will be confined to the mainline business of Indian Aluminium Company, Limited, the holding company.

Directors

Mr. M. Philip retires from the Board in accordance with Article 117 of the Articles of Association of the Company. He has expressed his unwillingness to be re-appointed as Director at the forthcoming Annual General Meeting.

Auditors

Messrs Price Waterhouse, Chartered Accountants, auditors of your Company retire at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

Personnel

Your Company has no employee for whom particulars as required under Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 are required to be furnished.

Directors' Responsibility Statement

As stipulated, your Directors affirm their commitment to the Directors' Responsibility Statement as below:

The Directors state that in preparation of the Annual Accounts, your Company has followed the applicable accounting standards with proper explanations relating to material departures. The Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of your Company at the end of the financial year ended 31 March 2002 and of the loss for the period. The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of your Company and for preventing and detecting frauds and other irregularities. The annual accounts of your Company have been prepared on a going concern basis.

Secretarial Compliance Certificate

Compliance Certificate pursuant to the provisions of Section 383A of the Companies Act, 1956 is attached with this Report.

Other particulars

The provisions of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are applicable only to the extent of foreign exchange earnings and outgo as given below:

Foreign Exchange Earnings and Outgo

There were no transactions in foreign exchange during the year under review.

For and on behalf of the Board

Kolkata
29 April 2002

S. Talukdar
Director

AUDITORS' REPORT

To the Members of
Indal Exports Limited

1. We report that we have audited the attached Balance Sheet of Indal Exports Limited, as at 31st March, 2002 and the relative Profit and Loss Account for the year ended on that date annexed thereto, both of which we have signed under reference to this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. In our opinion and to the best of our information and according to the explanations given to us, the said accounts together with the notes thereon and attached thereto and the Statement on Significant Accounting Policies give in the prescribed manner the information required by the Companies Act, 1956 of India (the Act), and also give respectively, a true and fair view in conformity with the accounting principles generally accepted in India
   (a) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2002 and
   (b) in the case of the Profit and Loss Account, of the loss for the year ended on that date.
4. We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company as required by law so far as appears from our examination of these books and the afore-mentioned Balance Sheet and Profit and Loss Account are in aggrement therewith.
5. In our opinion, these accounts have been prepared in compliance with the applicable Accounting Standards referred to in sub-section (3C) of Section 211 of the Act.
6. On the basis of written representations received from the directors, as on 31st March, 2002 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2002 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Act.
7. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 dated 7th September, 1988 issued by the Government of India in terms of sub-section (4A) of Section 227 of the Act and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we further report that :
   i. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained under Section 301 of the Act.
   ii. The Company has not granted any loans secured or unsecured to companies, firms or other parties listed in the register maintained under Section 301 of the Act.
   iii. The Company has not granted any loans or advances in the nature of loans.
   iv. There was no purchase and sale during the year and accordingly our comment on adequacy of internal control in this regard does not arise.
   v. The Company has not purchased goods and materials and sold goods, materials and services aggregating Rs 50,000 or more in value from / to any of the parties listed in the register maintained under Section 301 of the Act.
   vi. The Company has not accepted any deposits from the public.
   vii. The paid-up capital of the Company at the commencement of the financial year did not exceed Rs 25 lacs or the average annual turnover for a period of three consecutive financial years immediately preceding the financial year did not exceed Rs 2 crores and as such we are not commenting on the internal audit system of the Company.
   viii. At the last day of the financial year there was no amount outstanding in respect of undisputed income tax, wealth tax, sales tax, customs duty and excise duty which were due for more than six months from the date they became payable.
   ix. During the course of our examination of the books of account carried out in accordance with the generally accepted auditing practices in India, we have not come across any personal expenses which have been charged to Profit and Loss Account nor have we been informed of such case by the management other than those payable under contractual obligations and accepted business practices.
   x. The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985 of India.
   xi. Other clauses of the aforesaid Order are not applicable to the Company.

P. Law
Partner
For and on behalf of
PRICE WATERHOUSE
Chartered Accountants

Kolkata,
29th April, 2002

INDAL EXPORTS LIMITED

BALANCE SHEET AS AT 31 MARCH 2002

	Schedule	31 March 2002 Rs '000	31 March 2001 Rs '000
SOURCE OF FUNDS			
Shareholders' Funds			
Share Capital	1	1,400	1,400
Reserves and Surplus	2	4,033	4,047
TOTAL		5,433	5,447
APPLICATION OF FUNDS			
Investments	3	–	4,500
Current Assets, Loans and Advances			
Cash and Bank Balances	4	5,506	9
Other Current Assets	5	9	266
Loans and Advances	6	108	728
		5,623	1,003
Less: Current Liabilities and Provisions			
Liabilities	7	190	13
Provisions	8	–	43
		190	56
Net Current Assets		5,433	947
TOTAL		5,433	5,447
Notes on Accounts	9		

This is the Balance Sheet referred to in our report of even date

Schedules referred to above form an integral part of the Balance Sheet

P. LAW
Partner
For and on behalf of
PRICE WATERHOUSE
Chartered Accountants

Kolkata, 29 April 2002

S.TALUKDAR
Director

P.K.SEN
Director

INDAL EXPORTS LIMITED

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2002

	Schedule	2001-2002 Rs '000	2000-2001 Rs '000
INCOME			
Interest Income from :			
Investments - Long Term - Other than Trade (Tax Deducted at Source Rs.110 thousand Previous Year - Rs NIL)		277	262
Term Deposit		5	–
Miscellaneous Income		–	1
		282	263
EXPENDITURE			
Service charges		267	13
Auditors' Remuneration			
Audit Fees		10	10
Service Tax		1	1
		11	11
Miscellaneous Expenses		9	5
Profession Tax		3	3
Sales Tax for earlier year		–	17
Interest on Income Tax		6	–
		296	49
PROFIT/(LOSS) BEFORE TAX		(14)	214
Provision for taxation		–	84
PROFIT/(LOSS) AFTER TAX		(14)	130
Profit brought forward from previous year		187	57
BALANCE CARRIED TO BALANCE SHEET		173	187
Notes on Accounts	9		
Earnings per share - Rs (both basic and diluted)		(0.10)	0.93

This is the Profit and Loss Account referred to in our report of even date

Schedules referred to above form an integral part of the Profit and Loss Account

P. LAW
Partner
For and on behalf of
PRICE WATERHOUSE
Chartered Accountants

S.TALUKDAR, *Director*   P.K.SEN, *Director*

Kolkata, 29 April 2002

SCHEDULES ANNEXED TO AND FORMING PART OF ACCOUNTS

	31 March 2002 Rs 000	31 March 2001 Rs 000
1. SHARE CAPITAL		
Authorised		
200,000 equity shares of Rs 10 each	2,000	2,000
Issued,Subscribed and Paid-up		
140,000 equity shares of Rs 10 each fully paid-up in cash	1,400	1,400
Note : All the above shares of the Company are held by the holding company, Indian Aluminium Company, Limited and its nominees.		
2. RESERVES AND SURPLUS		
General Reserves		
Balance as per last Account	3,860	3,860
Profit and Loss Account	173	187
	4,033	4,047
3. INVESTMENTS		
Long term - at cost		
Unquoted		
Other than Trade		
ICICI Unsecured Bonds - NMPCM 900	–	4,500
(Face value : Rs 4500 thousand; sold during the year)		
	–	4,500
4. CASH AND BANK BALANCES		
Balance with scheduled banks on		
– Current Accounts	506	9
– Deposit Account	5,000	–
	5,506	9
5. OTHER CURRENT ASSETS –		
Unsecured, considered good		
Accrued Interest on Investments	–	262
Accrued Interest on Term Deposits	5	–
Deposits (Lodged as Security deposit in National Savings Certificate; Face Value Rs 4 thousand; Previous Year - Rs 4 thousand)	4	4
	9	266
6. LOANS AND ADVANCES –		
Unsecured, considered good		
Advances recoverable in cash or in kind or for value to be received - Indian Aluminium Company, Limited - holding company	–	728
Advance tax (Net of Provision)	108	–
	108	728
7. CURRENT LIABILITIES		
Sundry Creditors * (other than small scale industrial undertakings)	190	13
* Including Rs 176 thousand (Previous Year - Rs Nil) due to Indian Aluminium Company, Limited - holding company		
	190	13
8. PROVISION		
Provision for Taxation (Net)	–	43

9. NOTES ON ACCOUNTS

I. Statement of significant accounting policies.

Income and Expenditure are recognised on accrual basis. Major non-recurring expenditure are expensed over the periods during which the benefits are estimated to accrue. Prior period and extraordinary items and changes in accounting policies having material impact on the financial affairs of the Company are disclosed. Contingencies which are reasonably ascertained are provided for if, in the opinion of the Company, there is a probability that the future outcome may be materially detrimental to the Company. Material events occurring after the Balance Sheet date are taken into cognisance.

II. Service charges include reimbursement of expenses amounting to Rs 210 thousand to Indian Aluminium Company, Limited - holding company.

III. Deferred tax asset has not been recognised by the Company in view of uncertainity of future taxable income.

IV. Previous year's figures have been regrouped/rearranged, wherever considered necessary, to make them comparable with current year's figures.

SCHEDULES

V. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I REGISTRATION DETAILS

Registration No. 47077 State Code 21

Balance Sheet Date 31 (Date) 03 (Month) 2002 (Year)

II CAPITAL RAISED DURING THE PERIOD (AMOUNT IN RS THOUSAND)

Public Issue: Nil	Right Issue: Nil
Bonus Issue: Nil	Private Placement: Nil

III POSITION OF MOBILISATION AND DEPLOYMENT OF FUNDS (AMOUNT IN RS THOUSAND)

Total Liabilities: 5623 *	Total Assets: 5623

Source of Funds

Paid-up Capital: 1400	Reserves and Surplus: 4033
Secured Loans: Nil	Unsecured Loans: Nil

Application of Funds

Net Fixed Assets: Nil	Investments: Nil
Net Current Assets: 5433	Miscellaneous Expenditure: Nil
Accumulated Losses: Nil	

* Includes Owners' Funds – Rs 5433 Thousand

IV PERFORMANCE OF COMPANY (AMOUNT IN RS THOUSAND)

Turnover: Nil	Total Expenditure: 296
Operating Revenue and Other Income: 282	
Profit Before Tax: (– ✓) 14	Profit After Tax: (– ✓) 14

(Please tick appropriate box + for profit, – for loss)

** Earning per Share in Rs: (.10)	Dividend Rate %: Nil

** Loss per share (both basic and diluted)

V GENERIC NAMES OF THREE PRINCIPAL PRODUCTS/SERVICES OF COMPANY (AS PER MONETARY TERMS)

Item Code No. (ITC Code)	Product Description
28182000	ALUMINIUM OXIDE
76.06	ALUMINIUM PLATES, SHEETS AND STRIP
76.07	ALUMINIUM FOIL

Signatures to Schedules 1 to 9

S. TALUKDAR
Director

P.K. SEN
Director

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF HINDALCO INDUSTRIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF HINDALCO INDUSTRIES LIMITED AND ITS SUBSIDIARIES

We have examined the attached consolidated balance sheet of Hindalco Industries Limited and its subsidiaries as at 31st March, 2002 and the Consolidated Profit and Loss Account for the year then ended.

These financial statements are the responsibility of the Hindalco Industries Limited's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets of Rs. 16,773.76 million as at 31st March, 2002 and total revenues of Rs. 15,546.98 million for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of the subsidiaries, is based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS-21) Consolidated Financial Statements, issued by the Institute of Chartered Accounts of India and on the basis of the separate audited financial statements of Hindalco Industries Limited and its subsidiaries included in the consolidated financial statements.

On the basis of the information and explanation given to us and on the consideration of the separate audit reports on individual audited financial statements of Hindalco Industries Limited and its subsidiaries, we are of the opinion that:

(a) the Consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of Hindalco Industries Limited and its subsidiaries as at 31st March, 2002; and

(b) the Consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operations of Hindalco Industries Limited and its subsidiaries for the year then ended.

For Singhi & Co.
RAJIV SINGHI
Partner
Chartered Accountants

Dated : The 26th day of June, 2002.
1B, Old Post Office Street,
Kolkata.

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2002

	Schedule	(Rs. in Million) As at 31st March, 2002
SOURCES OF FUNDS		
SHAREHOLDERS' FUNDS		
Share Capital	'1'	744.63
Reserves & Surplus	'2'	56,703.71
		57,448.34
LOAN FUNDS		
Secured Loans	'3'	13,143.57
Unsecured Loans	'4'	807.00
		13,950.57
MINORITY INTEREST		1,988.95
DEFERRED TAX		5,979.52
	TOTAL	79,367.38
APPLICATION OF FUNDS		
FIXED ASSETS		
Gross Block	'5'	74,233.56
Less : Depreciation		30,532.77
Net Block		43,700.79
Capital Work-in-Progress		7,160.96
		50,861.75
INVESTMENTS	'6'	12,406.26
CURRENT ASSETS, LOANS & ADVANCES		
Inventories	'7'	6,326.71
Sundry Debtors	'8'	3,999.37
Cash & Bank Balances	'9'	3,957.84
Loans, Advances & Deposits	'10'	6,955.49
		21,239.41
Less :		
CURRENT LIABILITIES AND PROVISIONS		
Liabilities	'11'	4,038.99
Provisions	'12'	1,131.97
		5,170.96
NET CURRENT ASSETS		16,068.45
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)		30.92
	TOTAL	79,367.38
Notes on Accounts	'21'	

As per our report annexed.
For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants

A. K. AGARWALA
Whole-time Director

Chairman: KUMAR MANGALAM BIRLA

Directors: C. M. MANIAR
E. B. DESAI

Dated: The 26th day of June, 2002
1B, Old Post Office Street, Kolkata.

ANIL J. JHALA
Company Secretary

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR 31ST MARCH, 2002

	Schedule	(Rs. in Million) For the year ended 31st March, 2002
INCOME		
Sales & Conversion Charges		
(Tax deducted at source Rs. 1.61 million)		40,259.25
Less: Excise Duty		4,607.49
		35,651.76
Other Income	'13'	2,383.63
Increase /(Decrease) in Stocks	'14'	377.64
		38,413.03
EXPENDITURE		
Raw Materials Consumed	'15'	9,618.99
Manufacturing Expenses	'16'	8,373.00
Payments to and Provision for Employees	'17'	2,864.67
Selling, Distribution, Administration and Other Expenses	'18'	3,167.55
Interest	'19'	808.01
Depreciation	'20'	2,175.10
		27,007.32
PROFIT BEFORE TAX		11,405.71
Provision for Current Tax		2,843.91
PROFIT BEFORE DEFERRED TAX		8,561.80
Provision for Deferred Tax		704.80
PROFIT AFTER TAX & BEFORE EXTRAORDINARY ITEM		7,857.00
Payment under Voluntary Retirement Scheme		71.77
NET PROFIT BEFORE MINORITY INTEREST		7,785.23
Minority Interest		295.41
NET PROFIT		7,489.82
Balance Brought Forward from Previous year		2,128.68
Transfers from Debenture Redemption Reserve		50.00
BALANCE AVAILABLE FOR APPROPRIATIONS		9,668.50
APPROPRIATIONS		
Debenture Redemption Reserve		771.50
Capital Redemption Reserve		0.06
Proposed Dividend on Equity Shares		1,005.21
Transfer to General Reserve		4,995.24
Balance Carried to Balance Sheet		2,896.49
		9,668.50
Basic and Diluted Earnings Per Share (in Rupees)		100.58
Notes on Accounts	'21'	

As per our report annexed.
For SINGHI & CO.

RAJIV SINGHI
Partner
Chartered Accountants

A. K. AGARWALA
Whole-time Director

Chairman: KUMAR MANGALAM BIRLA

Directors: C. M. MANIAR
E. B. DESAI

Dated: The 26th day of June, 2002
1B, Old Post Office Street, Kolkata.

ANIL J. JHALA
Company Secretary

		(Rs. in Million) As at 31st March, 2002
SCHEDULE '1'		
SHARE CAPITAL		
AUTHORISED		
1450,00,000	Equity Shares of Rs.10/- each.	1,450.00
5,00,000	14% Free of Company's tax but subject to deduction of taxes at source at the prescribed rates, Redeemable Cumulative Preference Shares of Rs. 100/- each	50.00
		1,500.00
ISSUED, SUBSCRIBED AND PAID-UP		
744,66,213 (744,72,020)	Equity Shares of Rs.10/- each fully paid-up	744.66
	Less: Face value of Shares forfeited	0.06
		744.60
	Add: Forfeited Shares Account (Amount Paid-up)	0.03
		744.63

NOTE:

1. Subscribed and paid-up Equity Share Capital includes:
   (i) 491,76,677 Shares allotted as fully Paid-up Bonus Shares by Capitalisation of General Reserve and Capital Redemption Reserve.
   (ii) 6,00,000 Equity Shares of Rs. 10/- each fully paid-up issued pursuant to a contract for consideration other than cash.
2. 5,807 Shares have been bought back during the year. (Refer Note No. 22 in Schedule '21')

SCHEDULE '2'	
RESERVES AND SURPLUS	
CAPITAL RESERVE	
i) Subsidy received from U.P. Government under Subsidised Housing Scheme for Industrial workers:	
As per last Balance Sheet	5.06
Less: Transfer to General Reserve	5.06
	—
ii) Government Grant:	
As per last Balance Sheet	36.55
iii) Revaluation Reserve (Refer Note (a) in Schedule 5):	
As per last Balance Sheet	12,867.46
Less: Adjustment on sale/discarded of revalued Assets	44.94
	12,822.52
Less: Transferred to Profit & Loss Account being difference of depreciation on revalued cost of assets and that on its original cost	1,464.44
	11,358.08
CAPITAL REDEMPTION RESERVE	
As per last Balance Sheet	4.00
Add: Transfer from Profit & Loss Account	0.06
	4.06
SECURITIES PREMIUM ACCOUNT	
As per last Balance Sheet	8,506.52
DEBENTURE REDEMPTION RESERVE	
As per last Balance Sheet	1,012.67
Add: Created during the year	771.50
	1,784.17
Less: Transferred to General Reserve/Profit and Loss Account on Redemption of Debentures	266.67
	1,517.50
Carried over	21,422.71

SCHEDULE '2' (Contd.)

	(Rs. in Million) As at 31st March, 2002
Brought forward	21,422.71
GENERAL RESERVE	
As per last Balance Sheet	39,218.34
Less: Cummulative effect on recognition of Deferred tax liabilities (Refer Note No. 23 in Schedule '21')	5,274.72
	33,943.62
Less: Utilised for premium on Buy Back of Shares (Refer Note No. 22 in Schedule '21')	4.15
Less: Absorption of Minority interest (Refer Note. No.26 in Schedule '21')	153.84
	33,785.63
Add: Transferred from Debenture Redemption Reserve	216.67
Add: Dividend Income (Share of Hindalco in Indal's dividend declared for the Financial Year 2000-01)	212.29
	34,214.59
Add: Transferred from Capital Reserve	5.06
	34,219.65
Add: Transfer from Profit & Loss Account	4,995.24
	39,214.89
PROFIT & LOSS ACCOUNT BALANCE	2,896.49
Total Reserve and Surplus	63,534.09
Less: Minority Share as on 31st March, 2001	1,514.20
Less: Reserve on Goodwill	5,316.18
	56,703.71

SCHEDULE '3'

SECURED LOANS

A. Secured Redeemable Non-Convertible Debentures		
100,00,000 of Rs. 100/- each	17.5% Redeemable in three instalments on 1st January, 2001 (Redeemed) , lst January, 2002 (Redeemed) & 1st January, 2003	300.00
2,000 of Rs. 5,00,000/- each	13.2% Redeemable in three instalments on 9th September, 2002, 9th September, 2003 & 9th September, 2004	1,000.00
100 of Rs. 1 Crore each	10.75% Redeemable on 5th July, 2005 (Put/call option on 5th July, 2003)	1,000.00
150 of Rs. 1 Crore each	11.22% Redeemable on 12th January, 2008 (Put/call option on 12 th January, 2006)	1,500.00
200 of Rs. 1 Crore each	9.75% Redeemable on 2nd July, 2008 (Put/call option on 2nd July, 2006)	2,000.00
50 of Rs. 1 Crore each	9.00% Redeemable on 17th September, 2008 (Put/call option on 17th September, 2006) All the above Debentures are Secured by Mortgage of immovable properties both present and future, ranking pari-passu with charges created/to be created in favour of Financial Institutions save and except, some of the workers' Quarters and a floating charge on movable assets subject to charge created/to be created in favour of the Bankers for securing Working Capital facilities.	500.00
50 of Rs. 1 Crore each	9.95% Redeemable on 14th June, 2006 (The 9.95 % privately placed Secured Redeemable Non-convertible Debentures have been partially secured by mortgage of the immovable property. Necessary steps have already been initiated for creation of further security.)	500.00
B. Term loans from Financial Institutions/Banks The Rupee term loans from the Financial Institutions/Banks are secured by mortgage/ hypothecation of related movable / immovable properties, both present and future (except book debts), subject to prior charges in favour of subsidiary's bankers. The loan agreements with the Financial Institutions/Banks carry an option to convert the whole of the outstanding amount of the loans, or a part not exceeding 20% of the loans, whichever is lower into ordinary shares in case of default. (Repayable within one year Rs. 67.16 million)		266.86
	Carried over	7,066.86

SCHEDULE '3' (Contd.)

		(Rs. in Million) As at 31st March, 2002
	Brought forward	7,066.86
C.	From Government of Uttar Pradesh under Subsidised Housing Scheme for Industrial Workers Secured by hypothecation of Workers' Quarters (Repayable within one year Rs. 0.24 million)	1.34
D.	From Scheduled Banks - Cash Credit & Export Credit Account Secured by hypothecation of stocks/book debts and in certain cases are further secured by second charge on fixed assets.) (including interest accrued and due Rs. 0.46 million)	1,606.62
E.	Foreign Currency Loans from Banks These Loans are ranking pari-passu and are secured by hypothecation of immovable assets and its accessories etc. installed and/or to be installed and in some cases secured by first charge on specific assets. (Repayable within one year US $ 1.50 million)	4,468.75
		13,143.57

SCHEDULE '4'

UNSECURED LOANS

Employees' & other Deposits	297.33
Housing Development Finance Corporation Limited (HDFC) (These Loans are covered by bank guarantee for Rs.1.64 million. Repayable within one year 3.04 million)	38.30
Unsecured Privately placed Non-Convertible Debentures (Repayable within one year Rs. 450.00 million)	450.00
Sales Tax Deferral (Represents deferment of Sales Tax under State Incentive Schemes.)	21.37
	807.00

SCHEDULE '5'

FIXED ASSETS

(Rs. in Million)

DESCRIPTION	GROSS VALUE				DEPRECIATION				NET VALUE
	As at 31.03.2001	Additions during the year	Less Sales/ Adjustments during the year	Total upto 31.03.2002	Upto 31.03.2001	Provided during the year U/s 205(2)(b)	Less Adjusted on sales or adju-stments	Total upto 31.03.2002	As at 31.03.2002 as per Balance Sheet
Goodwill	4,461.17(f)	—	—	4,461.17	—	—	—	—	4,461.17
Mining Rights	157.53	—	—	157.53	70.38	10.56(d)	—	80.94	76.59
Land & Site Development	312.70	1.39	—	314.09(a)(c)	5.23	0.77(c)	—	6.00	308.09
Buildings (Factory & Non-Factory)	6,442.97	851.55	26.55	7,267.97(a)(b)(e)	1,579.52	173.89	8.99	1,744.42	5,523.55
Plant, Machinery & Equipment	57,302.58	2,743.35	202.00	59,843.93(a)(g)	24,441.53	3,295.93	141.23	27,596.23	32,247.70
Aerial Ropeways	197.84	0.43	—	198.27	130.90	15.05	—	145.95	52.32
Construction & Mobile Equipments, Vehicles & Aircraft	704.03	51.35	35.42	719.96	364.77	63.03	20.73	407.07	312.89
Railway Sidings	43.02	2.53	—	45.55	20.14	1.83	—	21.97	23.58
Furniture, Fixtures, Air-conditioners, Office Equipments, Computer, Fire Fighting Equipments etc.	836.53	174.95	19.01	992.47	380.01	76.59	14.94	441.66	550.81
Live Stock	2.47	0.43	0.45	2.45	—	—	—	—	2.45
Roads & Drainage	211.24	18.93	—	230.17(g)	85.47	3.06	—	88.53	141.64
TOTAL:	70,672.08(h)	3,844.91	283.43	74,233.56	27,077.95(h)	3,640.71(a)	185.89	30,532.77	43,700.79

Notes:

(a) The major items of Land & Site Development and Buildings (Factory & Non-factory) on 1st January,1985, 1st April, 1992 and 1st April,1998 were revalued and also the revaluation of the major items of Plant & Machinery as on 1.1.1977, 1.1.1981, 1.1.1985, 1.4.1992 and 1.4.1998 was done and the resultant increase in the book value is Rs. 25809.29 million (Gross). Depreciation for the year includes Rs.1464.44 million pertaining to revalued amount.

(b) Includes cost of ownership flat Rs. 16.59 million in co-operative Societies and Ownership office at Delhi Rs. 3.74 million, at Bangalore Rs. 12.57 million and at Mumbai Rs. 381.92 million.

(c) Leasehold Land amounting to Rs.19.61 million written off proportionately & leases amounting to Rs. 1.30 million has carry an option to purchase on exercise thereon by the company.

(d) Mining Rights amounting to Rs. 157.01 million for 20 years lease written off proportionately.

(e) Includes Rs. 241.90 million towards rights to use & occupy an office space in a building for which the company has invested Rs. 202.04 million in Shares & Debentures of a company.

(f) Arisen on consolodation of accounts of Parent Company with its subsidiaries and subsidiary with sub subsidiaries and includes Rs. 179.93 million arising during the year.

(g) Includes assets not owned by the company Rs. 229.25 million being amortised over the useful life.

(h) Includes cost of Rs. 583.11 million and accumulated depreciation of Rs. 365.76 million of a sub-subsidiary arrising during the year.

	(Rs.in Million) As at 31st March, 2002
SCHEDULE '6'	
INVESTMENTS	
A. LONG TERM INVESMENTS	
i. UNQUOTED	
a. GOVERNMENT SECURITIES	
Indira Vikas Patra (amount Rs. 200.00)	
Kisan Vikas Patra	0.60
National Plan Savings Certificates (Deposited as Security with Excise Authorities,Allahabad) (amount Rs. 1000.00)	
National Saving Certificates (Includes Certificates for Rs.0.13 million deposited as security with Govt. bodies)	0.45
National Defence Certificates (Deposited with D.S.O. Mirzapur) (amount Rs. 200.00)	
b. SHARES, DEBENTURES , BONDS AND UNITS	
16,54,331 Equity Shares of Rs.10/- each fully paid-up in Gwalior Properties & Estates Ltd.	74.26
16,92,221 Equity Shares of Rs.10/- each fully paid-up in Seshasayee Properties Pvt. Ltd.	76.54
16,58,292 Equity Shares of Rs.10/- each fully paid up in Turquoise Investments & Finance Ltd.	189.65
16,83,417 Equity Shares of Rs.10/- each fully paid-up in Trapti Trading & Investments Pvt. Ltd.	192.54
2,500 Ordinary Shares of CHF 100 each fully paid-up in Birla International Limited.	5.29
25,00,000 10.75% Redeemable Cumulative Preference Shares of Rs.100/- each fully paid-up in Birla Global Finance Ltd.	250.00
17,35,72,882 Equity Shares of Birla AT&T Communications Ltd. of Rs. 10/- each fully paid-up.	1,735.73
2 Equity Shares of Rs.100/- each fully paid-up in Udyog Services Ltd. (amount Rs. 200.00)	
20 Shares of Rs.50/-each fully paid-up in Shri Ganesh Krupa Co-operative Housing Society Ltd. (amount Rs.1000.00)	
5 Equity Shares of Rs 50/- each fully paid-up in The Ivory Tower Premises Co-operative Housing Society Ltd. (amount Rs.250.00)	
100 12.10% Non-Convertible Debentures of HDFC Ltd. of Rs.10,00,000/- each	100.00
8,75,000 16% Secured Reedemable Non-Convertible Debentures of Mangalore Refinery & Petrochemicals Ltd. of Rs.200/- each fully paid-up (Redeemed till date Rs.160/-)	34.79
Carried Over	2,659.85

	(Rs.in Million) As at 31st March, 2002
SCHEDULE '6' (Contd.)	
INVESTMENTS (Contd.)	
Brought Forward	2,659.85
1,32,76,706 Equity Shares of Rs.10/-each fully paid-up in Utkal Alumina International Limited	132.77
6 6.5% Non-Redeemable Debentures of Bengal Chamber of Commerce & Industry of Rs.1,000/-each (amount Rs. 6000.00)	
1,000 Units of Orissa Venture Capital Fund of Rs.5,000/- each fully paid-up	5.00
ii. QUOTED	
a SHARES, DEBENTURES, BONDS AND UNITS OF MUTUAL FUND	
a 1. TRADE INVESTMENTS	
15,60,000 Equity Shares of Rs.10/- each fully paid-up in Bihar Caustic & Chemicals Ltd.	17.99
9,95,652 Equity Shares of Rs.10/- each fully paid-up in Tanfac Industries Ltd.	9.96
38,49,893 Equity Shares of Rs.10/- each fully paid-up in Orissa Extrusions Ltd.	1.93
a. 2. OTHERS	
1,95,79,357 Equity Shares of Rs. 10/- each fully paid-up in Indo Gulf Corporation Ltd.	433.35
9,56,95,742 Equity Shares of Rs. 10/- each fully paid-up in Mangalore Refinery & Petrochemicals Ltd.	1,519.00
58,76,536 Equity Shares of Rs.10/- each fully paid-up in Indian Rayon & Industries Ltd.	365.15
17,62,960 Equity Shares of Rs.10/- each fully paid-up in Grasim Industries Ltd.	689.61
37,500 Equity Shares of Rs.10/- each fully paid-up in Century Enka Ltd.	7.50
10,97,440 Equity Shares of Rs.10/- each fully paid-up in IDBI Ltd.	89.17
90,01,879 Equity Shares of Rs.10/- each fully paid-up in National Aluminium Company Ltd.	451.80
1,50,000 Equity Shares of Rs.10/- each fully paid-up in SBI Home Finance Limited	0.83
500 Equity Shares of Rs.10/- each fully paid-up in State Bank Of India	0.05
80 Equity Shares of Rs.10/- each fully paid-up in ICICI Ltd. (amount Rs. 3738.00)	
1,000 Equity Shares of Rs. 10/- each fully paid-up in HDFC Bank Ltd.	0.01
10,20,000 16% Secured Redeemable Non-Convertible Debentures of IPCL of Rs.60/- each. (Redeemed till date Rs.40/-)	20.73
Carried Over	6,404.70

	(Rs.in Million) As at 31st March, 2002
SCHEDULE '6' (Contd.)	
INVESTMENTS (Contd.)	
Brought Forward	6,404.70
20,00,000 Units of Morgan Stanley Growth Fund of Rs.10/-each fully paid-up in Morgan Stanley Mutual Fund	13.10
10 13.50% Non Convertible Debenture of GE Capital of Rs. 25,00,000/- each	24.88
9,194 14.50% Secured Redeemable Non-Convertible Debentures of National Aluminium Co.Ltd. of Rs.1,000/-each	9.19
10 0% Reliance Capital Deep Discount Bond Maturity value of Rs. 10 Million each.	52.88
2,000 10.25% IDBI Omni Bonds of Rs.1,00,000/- each	199.90
B. CURRENT INVESTMENTS	
i. UNQUOTED	
a. SHARES, DEBENTURES AND BONDS	
50 10.05% Secured Redeemable Non-Convertible Debentures of HPCL of Rs.10,00,000/- each	49.60
ii. QUOTED	
a. SHARES, DEBENTURES ,BONDS AND UNITS OF MUTUAL FUNDS	
10,00,000 Mutual Fund Units of Master Index Fund of UTI of Rs.10 each fully paid- up	9.75
2,82,95,959.698 Birla Income Plus Plan-B : Growth Units of Rs 10/- each fully paid-up in Birla Mutual Fund.	630.64
95,62,899.108 Units of Birla Gilt Plus Long Term Plan : Growth of Rs 10/- each fully paid-up in Birla Mutual Fund.	150.11
10,00,000 GIC Growth Plus - II Units of Rs.10/-each fully paid-up in GIC Mutual Fund	10.00
12,50,000 GIC Fortune-94 Units of Rs.10/-each fully paid-up in GIC Mutual Fund	8.19
1,36,04,717.249 Units of Alliance Income Fund - Regular Growth of Rs.10/- each fully paid-up in Alliance Capital Mutual fund	250.00
2,38,51,419.953 Units of Prudential ICICI Income Plan - Growth of Rs.10/- each fully paid-up in Prudential ICICI Mutual Fund	372.77
23,05,117.341 Units of Prudential ICICI Liquid Plan of Rs.10/- each fully paid-up in Prudential ICICI Mutual Fund	32.06
1,01,80,324.508 Units of Prudential ICICI Gilt Fund - Investment Plan - Growth of Rs.10/- each fully paid-up in Prudential ICICI Mutual Fund	160.00
3,18,97,986.958 Units of Prudential ICICI Gilt Fund - Investment Plan - Dividend of Rs.10/- each fully paid-up in Prudential ICICI Mutual Fund	341.47
1,53,65,250 Units of Prudential ICICI Fixed Maturity Plan- Growth Yearly II of Rs.10/- each fully paid-up in Prudential ICICI Mutual Fund	153.65
1,93,64,758.244 Units of DSP Merrill Lynch Bond Fund Growth -Regular of Rs.10/-each fully paid-up in DSP Merrill Lynch Mutual Fund	360.89
Carried Over	9,233.78

SCHEDULE '6' (Contd.)
INVESTMENTS (Contd.)

	(Rs.in Million) As at 31st March, 2002
Brought Forward	9,233.78
65,76,783.950 Units of DSPML Government Securities Fund- Plan-A- Longer Duration Plan of Rs.10/-each fully paid-up in DSP Merrill Lynch Mutual Fund	100.00
5,96,639.588 Units of Birla Cash Plus- Plan-B: Growth Units of Rs.10/-each fully paid-up in Birla Mutual Fund	9.06
39,58,828.187 Units of Grindlays Super Saver Investment Fund - Investment Plan- Growth Option of Rs.10/- each fully paid-up in Standard Chartered Mutual Fund	50.00
10,00,000 Units of Grindlays Government Securities Fund - Investment Plan- Quaterly Dividend Option of Rs.10/- each fully paid-up in Standard Chartered Mutual Fund	10.00
47,42,168.310 Units of Grindlays Cash Fund -Growth Option of Rs.10/- each fully paid-up in Standard Chartered Mutual Fund	50.00
7,79,20,309.208 Units of HDFC Income Fund - Growth of Rs.10/-each fully paid-up in HDFC Mutual Fund	948.07
42,70,219.489 Units of HDFC Gilt Fund Long Term- Growth of Rs.10/-each fully paid-up in HDFC Mutual Fund	50.00
50,00,000.000 Units of HDFC Short Term Plan Growth of Rs.10/-each fully paid-up in HDFC Mutual Fund	50.00
54,89,021.268 Units of Templeton India Income Fund Growth of Rs.10/- each fully paid-up in Franklin Templeton Funds	103.07
2,24,58,750.480 Units of Templeton India Government Securities Fund-Growth Plan of Rs.10/- each fully paid-up in Franklin Templeton Funds	380.88
34,70,996.046 Units of IDBI- Principal Income Fund- Growth Plan of Rs.10/- each fully paid-up in IDBI Mutual Fund	42.06
27,43,464.126 Units of Zurich India High Interest Fund -Regular Growth of Rs.10/- each fully paid-up in Zurich India Mutual Fund.	50.26
2,29,30,264.514 Units of Zurich India Liquidity Fund -Savings Plan - Growth of Rs.10/- each fully paid-up in Zurich India Mutual Fund.	267.00
3,20,07,220.220 Units of K-Bond -1999 (Wholesale Plan) -Annual Dividend of Rs.10/-each fully paid- up in Kotak Mahindra Mutual Fund	341.36
25,00,000 Units of Pioneer ITI Gilt Investment Plan-Growth of Rs.10/-each fully paid-up in Pioneer ITI Mutual Fund	25.00
5,45,960 Units of Sun F&C Yearly Fixed Maturity Plan I - Growth of Rs.10/-each fully paid-up in Sun F&C Mutual Fund	5.46
1,89,59,924.090 Units of K-Gilt -Unit Scheme1998 (Investment Plan)-Growth of Rs.10/-each fully paid-up in Kotak Mahindra Mutual Fund	320.45
1,77,90,706.820 Units of Reliance Income Fund -Growth Plan of Rs.10/- each fully paid-up in Reliance Capital Mutual Fund	298.24
10,000 12.50% Bonds of ICICI Safety Bonds of Rs.5,000/- each fully paid-up in ICICI Ltd.	50.00
Carried Over	12,384.69

	(Rs.in Million) As at 31st March, 2002
SCHEDULE '6' (Contd.)	
INVESTMENTS (Contd.) Brought Forward	12,384.69
b. UNITS OF UNIT TRUST OF INDIA	
14,00,000 Units of Rs.10/- each (Refer Note No.8 in Schedule '21')	8.67
13,74,000 Master Gains 1992 of Unit Trust of India of Rs.10/- each fully paid-up.	12.90
	12,406.26
Aggregate Book Value of Quoted Investments.	3,907.02
Aggregate Book Value of US-64 & Mutual Fund Units	5,652.01
Aggregate Book Value of Unquoted Investments	2,847.23
	12,406.26
Aggregate Market Value of Quoted Investments	3,513.18
Repurchase Price of US-64 & Mutual Fund Units	5,780.89

DETAILS OF INVESTMENTS PURCHASED & SOLD DURING THE YEAR 2001-02

HINDALCO

669,391.445 ALLIANCE CASH MANAGER GROWTH PLAN, 28,016,155.880 ALLIANCE INCOME FUND-REGULAR GROWTH, 100,000.000 ALLIANCE TERM PLAN-98 DAY-0808C1 GROWTH , 268,912,477.174 BIRLA CASH PLUS-PLAN : B GROWTH, 10,663,880.962 BIRLA GILT PLUS LONGTERM PLAN:GROWTH, 75,516,939.901 BIRLA INCOME PLUS PLAN-B: GROWTH, 10,000,000.000 BIRLA FMP QTRLY GROWTH PLAN-B, 2,500,000.000 BIRLA BOND PLUS PLAN-B GROWTH, 6,170,927.312 CHOLA TRIPPLE ACE (CUM.PLAN), 2,859,990.344 CHOLA LIQUID FUND, 59,248,348.546 DSP MERRILL LYNCH BOND FUND GROWTH-REGULAR, 122,846,907.941 DSP MERRILL LYNCH LIQUIDITY FUND-GROWTH PLAN,

4,065,007.602 DSP MERRILL GOVT. SEC.FUND PLAN-B GROWTH, 104,828,126.143 GRINDLAYS SUPER SAVER INVESTMENT FUND- INVESTMENT PLAN-GROWTH OPTION, 36,382,415.199 GRINDLAYS SUPER SAVER INCOME FUND SHORT TERM GROWTH, 178,682,191.944 GRINDLAYS CASH FUND GROWTH, 82,757,364.817 HDFC INCOME FUND-GROWTH, 5,000,000.000 HDFC FIXED INVESTMENT PLAN, 207,865,788.205 HDFC LIQUID FUND GROWTH PLAN, 14,325,819.795 IDBI-PRINCIPAL INCOME FUND -GROWTH PLAN, 25,167,664.156 IDBI-PRINCIPAL CASH MANAGEMENT FUND LIQUID OPTION GROWTH PLAN, 6,127,450.980 KOTHARI PIONEER INCOME BUILDER A/C PLAN-A GROWTH,

77,016.823 KOTHARI PIONEER TREASURY MANAGEMENT A/C GROWTH,18,604,315.598 PRUDENTIAL ICICI FMP GROWTH-QTRLY, 86,722,577.117 PRUDENTIAL ICICI INCOME PLAN-GROWTH, 147,508,521.723 PRUDENTIAL ICICI LIQUID PLAN, 8,024,972.958 PRUDENTIAL ICICI GILT FUND INVESTMENT PLAN DIVIDEND, 48,585,023.942 TEMPLETON INDIA INCOME FUND GROWTH, 82,223,900.918 TEMPLETON INDIA LIQUID FUND GROWTH, 40,505,351.455 ZURICH INDIA HIGH INTEREST FUND-REGULAR GROWTH, 67,496,954.503 ZURICH INDIA LIQUIDITY FUND-SAVINGS PLAN-GROWTH AND 10 8% NIRMA LTD.NCD'S

INDAL

62,222,158.350 KOTAK MAHINDRA LIQUID SCHEME- GROWTH, 3,811.640 ALLIANCE CASH MANAGER-GROWTH, 13,566,626.020 CHOLA TRIPLE ACE (CUMULATIVE PLAN), 11,277,524.340 CHOLA LIQUID FUND (CUMULATIVE PLAN),4,192,485.390 DSPML GOVERNMENT SECURITIES PLAN "B" - GROWTH, 14,150,066.300 DSPML LIQUIDTY FUND - GROWTH, 14,759,033.400 PRUNDENTIAL ICICI LIQUID PLAN- GROWTH, 28,673,894.710 PRUNDENTIAL ICICI GILT INVESTMENT PLAN- GROWTH, 15,697,847.830 PRUNDENTIAL ICICI GILT FUND TREASURY PLAN-GROWTH, 5,000,000.000 BIRLA FMP QUARTERLY GROWTH "1" PLAN "B", 27,101,165.930 BIRLA GILT PLUS LIQUID PLAN- GROWTH,47,659,736.150 RELIANCE LIQUID FUND TREASURY PLAN- GROWTH, 28,988.870 PIONEER ITI TREASURY MANAGEMENT PLAN- GROWTH, 5,213,764.340 TEMPLETON INDIA INCOME FUND-GROWTH, 35,583,192.360 K-BOND UNIT SCHEME '99 (WHOLESALE PLAN)-GROWTH, 468,791.860 SUN F&C MONEY VALUE FUND- NORMAL, 16,980,201.570 TEMPLETON INDIA LIQUID FUND- WEEKLY DIVIDEND, 9,587,248.960 KOTAK MAHENDRA LIQUID FUND-ANNUAL DIVIDEND, 15,506,958.250 ZURICH INDIA LIQUIDITY FUND- DIVIDEND, 46,349,995.000 GRINDLAYS CASH FUND-DIVIDEND, 18,387,697.890 TEMPLETON INDIA GOVERNMENT SECURITIES FUND- DIVIDEND PLAN AND 32,138,620 ZURICH INDIA LIQUIDITY FUND- GROWTH.

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

	(Rs.in Million) As at 31st March, 2002
SCHEDULE '7'	
INVENTORIES	
Closing Stocks (As valued and certified by the Management) (including in transit)	
Stores, Spare-parts etc.	976.85
Coal & Fuel Oil (at Power Plant)	101.65
Machinery Spares	246.31
Raw Materials	1,732.79
Materials-in-Process (including Excise Duty & other expenses Rs. 5.95 million)	2,062.38
Finished Goods (including Excise Duty & other expenses Rs. 219.26 million)	1,206.73
	6,326.71
SCHEDULE '8'	
SUNDRY DEBTORS (Unsecured Considered Good, except otherwise stated)	
Due for a period exceeding six months (including Rs. 66.98 million considered doubtful)	185.08
Other Debts (including Rs. 900.05 million secured)	3,881.27
	4,066.35
Less: Provision for doubtful debts	66.98
	3,999.37
SCHEDULE '9'	
CASH AND BANK BALANCES	
Cash Balance on hand	6.41
Balance with Scheduled Banks :	
In Current Accounts	70.87
In E.E.F.C Accounts	23.93
In Account of Nominees for sale proceeds of Fractional Coupons of Bonus Shares	0.47
In Unpaid Dividends Account	31.40
Cheques and Drafts in hand	176.73
Balance with Non-Scheduled bank:	
Municipal Co-operative Bank Limited, Mumbai	0.30
(Maximum balance held at any time during the year Rs. 0.83 million)	
In Fixed Deposit Account	3,535.02
Interest Receivable on Fixed Deposits	112.71
	3,957.84

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

	(Rs.in Million) As at 31st March, 2002
SCHEDULE '10'	
LOANS, ADVANCES & DEPOSITS	
(Unsecured Considered Good, unless otherwise stated)	
Interest accrued on Investments	74.96
Loan to a Limited Company (Refer Note No. 10(a) in Schedule '21')	129.39
Deposits with other Limited Companies & Financial Institutions (including interest receivable Rs. 38.93 million, Rs. 50.00 million Secured)	3,318.26
Advance against Share Application Money (Refer Note No. 10(c) in Schedule '21')	0.84
Advances recoverable in cash or in kind or for value to be received and/or to be adjusted:	
To Staff & Workers (including doubtful/under litigation Rs. 0.06 million)	275.87
To Suppliers (including doubtful/under litigation Rs. 0.43 million)	218.13
To Others (including doubtful/under litigation Rs. 0.09 million) (Refer Note No. 10(d) & (e) in Schedule '21')	995.54
To U.P.S.E.B. against disputed power bills under protest	3.65
	1,493.19
Prepaid Expenses	241.98
Advance Income Tax-paid (Net)	438.56
Security and other Deposits (including receipts of Fixed Deposits in Bank/ Post office Savings Bank Pass Book lying with Government Departments Rs. 11.25 million)	732.27
Excise Duty, Export Benefits & other Claims Receivable	526.04
	6,955.49
SCHEDULE '11'	
CURRENT LIABILITIES	
Sundry Creditors :	
For Goods Supplied (including outstanding dues of SSI undertakings Rs 15.21 million)	1,074.08
For Expenses	1,755.15
For Other Finance	365.34
	3,194.57
Customers' Credit Balances and Advances against orders	194.68
Security Deposits	277.78
Excess Receipts of Call and Debenture Application Money Refundable	0.02
Unclaimed Dividends	31.40
Unclaimed amount of Principal & Premium on Redemption of Secured Redeemable Non-Convertible Debentures & Preference Shares (including interest)	18.22
Unclaimed amount of Fractional Coupons of Bonus Shares (including interest)	0.47
Interest accrued but not due on Debentures, Loans & Deposits	321.85
	4,038.99

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

	(Rs.in Million) As at 31st March, 2002
SCHEDULE '12'	
PROVISIONS	
For Excise Duty on Electricity (under dispute) (Refer Note No. 6(g)(i) in Schedule '21')	54.73
For Proposed Dividends	1,005.21
For Post-retiral benefit	32.79
For Others	39.24
	1,131.97
SCHEDULE '13'	
OTHER INCOME	
Rent (Gross) (Tax deducted at source Rs. 2.63 million)	18.69
Interest on Inter Corporate Deposits & Banks *	563.50
Interest from Others * (including interest received from Income Tax Department Rs. 284.80 million) (Net)	356.14
	919.64
Income from Investments: *	
Income from Current Investments:	
Interest	40.98
Dividend	97.86
Income from Long Term Investments:	
Interest on Bonds (Tax free)	52.73
Other Interest	60.91
Dividend (including on Trade Investments Rs. 1.00 million)	153.08
	405.56
Profit on sale of Investments (Net)	888.93
Miscellaneous Receipts & claims (Net) (Tax deducted at source Rs. 1.34 million)	89.11
Sundry Credit Balances written back (Net)	4.44
Liability no longer required written back	57.26
	2,383.63

* Tax deducted at source on Interest Received Rs. 133.34 million

SCHEDULE '14'	
INCREASE /(DECREASE) IN STOCKS	
Closing Stocks:	
Finished Goods	987.47
Materials-in-Process	2,056.43
	3,043.90
Less: Opening Stocks:	
Finished Goods	910.71
Materials-in-Process	1,755.55
	2,666.26
	377.64

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS

	(Rs. in Million) For the year ended 31st March, 2002
SCHEDULE '15'	
RAW MATERIALS CONSUMED	
Opening Stock	1,529.82
Add : Purchases (Net)	9,821.96
	11,351.78
Less : Closing Stock	1,732.79
	9,618.99

SCHEDULE '16'	
MANUFACTURING EXPENSES	
Stores, Spare Parts & Tools Consumed (including for repairs)	1,128.40
Conversion & Fabrication Charges	50.98
Power Generation & Electricity charges (including cost of own generation)	6,408.02
Repairs, Renewals & Replacements :	
Buildings	98.10
Machinery	513.02
Others (Net)	170.26
	781.38
Raw Water Charges and Cess	4.22
	8,373.00

SCHEDULE '17'	
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES	
Salaries, Wages, Bonus, Ex-gratia and Pension (including for repairs)	2,101.74
Gratuity contribution to Employees' Gratuity Fund	109.56
Welfare Expenses	422.42
Provident Fund, Employees' Pension Fund and Superannuation Fund Contribution	230.95
	2,864.67

	(Rs. in Million) For the year ended 31st March, 2002
SCHEDULE '18'	
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	
Rates & Taxes (Net)	22.76
Rent	97.20
Insurance	273.15
Miscellaneous Expenses (including Law charges to a Firm of Solicitors in which a Director is partner Rs. 0.54 million)	699.92
Travelling	179.57
Donations (including Contribution of Rs. 4.20 million to General Electoral Trust for political purposes)	26.71
Auditors' Remuneration :	
Audit Fees	3.15
For Tax Audit	0.65
For Issuing Certificates	1.48
Expenses	0.64
	5.92
Cost Audit Fee & Expenses	0.48
Guarantee Commission to Banks	0.96
Research & Development Expenses	41.21
Technical Know-How Fee	41.32
Loss on sale of Fixed Assets (Net)	27.46
Provision for doubtful debts	(1.01)
Sales Tax/Turnover Tax paid	0.21
Directors' Fees	0.33
Debentures Issue Expenses	5.09
Shares Buy Back Expenses	0.64
Exchange Rate Difference (Net)	25.99
Commission on Sales	208.53
Packing, Forwarding and Transport Expenses (Net)	1,378.41
Diminution in carrying cost of Current Investments	129.09
Preliminery Expenses written off	0.03
Previous years' Adjustments	0.32
Bad Debt Written Off	3.26
	3,167.55

	(Rs. in Million) For the year ended 31st March, 2002
SCHEDULE '19'	
INTEREST	
On Debentures	764.54
On Long Term Loans	338.73
Others	157.55
	1,260.82
Less: Interest capitalised as per mandatory Accounting Standard	452.81
	808.01
SCHEDULE '20'	
DEPRECIATION	
Depreciation	3,640.71
Less: Excess Depreciation for earlier years written back	1.17
	3,639.54
Less: Transfer from Capital Reserve	1,464.44
	2,175.10

SCHEDULE '21'
NOTES ON ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements have been prepared in accordance with the generally accepted accounting principles and Accounting Standards issued by "The Institute Of Chartered Accountants Of India". The Consolidated Financial Statements relate to Hindalco Industries Limited, the parent company and its six subsidiary companies. In the Consolidated Financial Statements the term "Company" refers to Hindalco Industries Limited and collectively along with its subsidiaries refers to as the "Group".

A. FIXED ASSETS

i) Fixed Assets other than those, which have been revalued, are stated at cost. Major items of Land, Buildings and Plant & Machinery were revalued and the resultant increase has been added to the cost of such assets. Cost includes borrowing costs and other related overheads incurred during the period of construction.

ii) Other Fixed Assets including Capital Work-in-Progress are stated at cost.

B. DEPRECIATION & AMORTISATION

i) Depreciation on Fixed Assets has been provided for on Straight Line Method, except in case of a Subsidiary where on certain assets, depreciation has been provided on Written Down Value method, at the rates prescribed under Schedule XIV to the Companies Act, 1956, as amended. Depreciation on revalued amount of fixed assets is adjusted by transferring the equivalent amount from Revaluation Reserve Account.

ii) Leasehold land / mining rights are amortised over the period of lease.

C. INVESTMENTS

i) Long term Investments are stated at cost after deducting provision, if any, in cases where the fall in market value has been considered of permanent nature.

ii) Current investments are stated at lower of cost and fair value.

D. INVENTORIES

i) Inventories of stores and spare parts are valued at or below cost after providing for cost of obsolescence and other anticipated losses, wherever considered necessary.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

As at 31st March, 2002

ii) Machinery spares which can be used only in connection with an item of fixed asset and whose use is not of regular nature are written off over the estimated useful life of the relevant asset.

iii) Inventories of items other than those stated above are valued 'At cost or Net Realizable Value, whichever is lower'. Cost is generally determined on weighted average cost basis and wherever required, appropriate overheads are taken into account. Net Realizable Value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

E. FOREIGN CURRENCY TRANSACTIONS

(a) Year-end balance of foreign currency transactions is translated at the year-end rates and the corresponding effect is given in the respective accounts. Transactions completed during the year are adjusted on actual basis.

(b) In respect of transactions covered by Forward Foreign Exchange Contracts, the difference between the forward rate and exchange rate at the inception of contract is recognised as income or expense over the life of the contract except for contracts relating to liabilities incurred for purchase of Fixed Assets, the difference thereof is adjusted in the carrying amount of respective Fixed Assets.

(c) Transactions covered by cross currency swap contracts to be settled on future dates are recognised at the year-end rates of the underlying foreign currency. Effects arising of swap contracts are being adjusted on the date of settlement.

F. RETIREMENT BENEFITS

(a) Year-end liabilities on account of Gratuity & Superannuation benefits to employees are provided and funded to approved funds

(b) Leave Encashment benefits are provided for on Actuarial Basis.

G. RECOGNITION OF INCOME & EXPENDITURE

Income & Expenditure are recognised on accrual basis.

H. PREMIUM ON DEBENTURE REDEMPTION

Premium payable on redemption of debentures is evenly recognised in the Profit & Loss Account during the period between their issue and redemption.

I. RESEARCH & DEVELOPMENT EXPENDITURE

Revenue expenditure is charged to Profit & Loss Account and Capital expenditure is added to the cost of Fixed Assets in the year in which it is incurred.

J. BORROWING COSTS

Borrowing cost directly attributable to the acquisition and construction of qualifying assets are capitalised. Other borrowing costs are recognised as an expenses in the period in which they are incurred.

K. TAXES ON INCOME

Current tax is determined as the amount of tax payable in respect of taxable income for the period. Deferred tax liabilities and assets are recognised at substantially enacted tax rates, subject to the consideration of prudence, on timing difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

L. CONTINGENT LIABILITY

Contingent liabilities are not provided for in the accounts and are disclosed by way of Notes.

		(Rs. in Million) As at 31st March, 2002
2.	Capital Commitments outstanding (Advance/Deposit paid Rs. 656.74 million)	5,758.47
3.	Guarantees outstanding	6.00
4.	Letters of Credit Outstanding	536.92
5.	Other Bank Guarantees & Bonds besides those mentioned separately and counter guaranteed by the Company	139.53

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

	(Rs. in Million) As at 31st March, 2002
6. Contingent Liabilities not provided for in respect of:	
(a) Claims not acknowledged as debt	292.77
(b) Bills discounted with Banks	479.85
(c) The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15.5.1976 to 30.6.1980 and the same remains unprovided for as disputed by the Company.	50.10
(d) Due to certain additions made in the assessment of earlier years the Company has received demands from the Income Tax Department against which it has gone in appeals. The Company has been advised that considering the grounds of appeal no provision is required.	376.16

(e) The Group has export obligations of US dollar 198.68 million against the Import Licences taken for import of various capital goods under Export Promotion Capital Goods Scheme. These obligations are to be fulfilled by 8th November 2009 in phased manner, in addition to the obligation of maintaining its average annual exports of US dollar 36.12 million.

(f) 17,35,72,882 Equity Shares of Rs.10/- each fully paid up in Birla AT & T Communications Ltd., held by the Company as investment have been pledged for securing financial assistance granted by the lenders to that company.

(g) The Company has received the following demands which are disputed by the Company and are not provided for:

i) A demand up to 30th September 1984 for Rs. 145.94 million was raised by the Assistant Collector, Central Excise, Mirzapur, being the amount of Excise Duty levied by the Central Government on the power generated by the Company's captive power plant, Renusagar Power Co. Ltd. (since amalgamated). The Delhi High Court has quashed the entire demand of Excise Duty; vide its Order dated 9th July 1993. The Govt.of India filed an Appeal before division bench of Delhi, which has been dismissed, vide order-dated 13.2.2001.

However, the Assistant Collector, Central Excise, Mirzapur has served a demand notice dated 16th February 1994 on the Company that out of the aforesaid total sum of Rs. 145.94 million, the Company has made provision for Rs. 54.73 million in its accounts and the balance amount has been sequestered in the Aluminium Regulation Account constituted under the Aluminium (Control) Order, 1970 and these ought to have been deposited to the credit of the Central Government, as envisaged under the provisions of Section 11-D of the Central Excise & Salt Act, 1944. The Company has challenged the same and filed a writ petition in the Delhi High Court, which is pending, and demand is stayed. According to the terms of settlement dated 5.12.83 between the Company and the Central Govt. and the subsequent correspondence on the subject, the amount relating to period from 27.3.1981 onwards has been sequestered in the Aluminium Regulation Account, to be reimbursed to the Company in the event the Court decides the case against the Company and the amount becomes payable.

ii) A demand of interest for a sum of Rs.29.04 million on past dues of the Aluminium Regulation Account up to 31.12.1987 is disputed by the Company and not provided for.

iii) The erstwhile Uttar Pradesh State Electricity Board has claimed additional water charges of Rs.35.66 million for retrospective revision of water charges for water drawn from upstream and downstream of Rihand Reservoir for the period April 1989 to June 1993 for the Company's facilities at Renusagar and Renukoot. The Company disputes the claim and has filed a writ petition which is pending before Lucknow Bench of Allahabad High Court. Recently, Company has again received bills for

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

(Rs. in Million)
As at 31st March, 2002

Rs.5.14 million for the period 14.1.2000 to 31.1.2001 from U.P.Jal Vidyut Nigam Limited, successor of U.P. State Electricity Board, for retrospective revision of water rates. A Writ Petition has been filed at Lucknow Bench of Allahabad High Court challenging the present retrospective revision also. The demand has been stayed vide order dated 11.5.2001.

iv) The Company has received demand from Central Excise Department for Rs. 66.30 million disallowing MODVAT credit on certain Capital Goods. The Company disputes the demand and has filed an appeal, which is pending. In the meantime demand has been stayed by the Allahabad High Court upon Company depositing a sum of Rs. 2.5 million.

7. (a) The exchange rate difference amounting to Rs.192.66 million (net) in connection with foreign currency loans obtained for acquiring fixed assets has been adjusted in the carrying amount of the relevant fixed assets.

(b) The Company has entered into cross currency swap transactions in respect of borrowing of US$ 7.50 million and Rs. 500 million and their settlement will take place on future dates. The Company has also entered into option transactions in respect of borrowing of US$ 41.85 million. Since the fluctuations and resultant effect in the intervening period in respect of these transactions cannot be fairly estimated, the effect of these transactions will be accounted for in the year in which the contracted settlements takes place. However had the swapped borrowing been restated at the exchange rate prevailing at the year-end for swapped currencies, the principal amount would have been decreased by Rs. 56 million.

8. The Company has earmarked 14,00,000 Units of the Unit Trust of India of Rs.10/- each cost being Rs. 8.67 million (repurchase price Rs. 8.67 million) in compliance with the provisions of Rule 3A of the Companies (Acceptance of Deposits) Rules, 1975 (as amended).

9. Advances (Dr.) include -

(a) Due from a firm of Solicitors & Advocates in which one of the Directors is a partner. (Maximum balance during the year Rs. 37.59 million)	—
(b) Due from Officers (Maximum balance during the year Rs. 2.69 million)	2.30

10. (a) Loans to a limited company represents unsecured loans of Rs. 129.39 million to Bihar Caustic & Chemicals Ltd. (BCCL) as promoters contribution towards cost of projects. These loans will be repaid after the Institutional Loans for the projects are repaid in full. As per agreements the rate of interest on the Loan of Rs.3.42 million is restricted to percentage of dividend declared by BCCL and on the loans of Rs.125.97 million the rate of interest would be the Bank Rate or percentage of dividend declared by BCCL, whichever is higher.

(b) The Company has given undertakings to various financial Institutions for non-disposal of shares held in Bihar Caustic & Chemicals Ltd., Tanfac Industries Ltd., Indo Gulf Corporation Ltd., Mangalore Refinery and Petrochemicals Ltd. and Birla AT&T Communications Ltd. till the Institutional loans are repaid in full.

(c) Advance against Share Application Money represents payment to Birla Telecom Ltd. Rs. 0.84 million wherein the Company is a Co-promoter.

(d) Advances recoverable in cash or in kind include payments made to Rosa Power Supply Co. Ltd. Rs. 20.52 million and Bina Power Supply Co. Ltd. Rs. 465.94 million to be adjusted against the value of the Equity Shares to be issued by such Co-promoted Companies in the event the relative projects are implemented after receipt of all regulatory approvals.

(e) Other advance includes amount Rs. 39.74 million paid by INDAL as co-promoter which is adjustable towards its proposed contribution to share capital in Utkal Alumina International Limited.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

(Rs. in Million)
As at 31st
March, 2002

11. Outstanding dues owed by the Group to Small Scale Industrial Undertakings for a sum of Rs. 0.1 million or more for more than 30 days are as follows:

		(Rs. in Million)
(i)	Alweyn Pumps & Sys.,	0.11
(ii)	Finishing Furance Sys I Ltd.	0.26
(iii)	Inductotherm India Ltd.	0.33
(iv)	ITL Ltd.	0.35
(v)	Kay International Ltd.	0.85
(vi)	Pressure Vessals (India)	0.27
(vii)	Roll Pack Ind.	0.11
(viii)	M.P.Fabricators India	1.43
(ix)	RRL Steels Limited	0.16
(x)	Innvators	0.10
(xi)	Kolns Industries	0.15
(xii)	Cores & Containers Pvt. Limited	0.28
(xiii)	Golden Trade Links	0.17
(xiv)	True Packaging	0.38

12. Profit or Loss on sale of Store & Spare parts remains adjusted in Stores consumed Account and not shown separately.

13. Although the Market value of certain quoted investments (as reflected in Schedule "6") and the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and assets base of the investee companies, in the opinion of the management such decline is temporary in nature and accordingly no provision is necessary for the same.

14. The total Borrowing Cost capitalised during the year is Rs. 452.81 million.

15. Sales are after deducting cash discount allowed to the parties.	86.38
16. The following are included under other heads of expenses in the Profit & Loss Account:	
Consumption of stores and spare parts	395.48
Repairs to buildings	18.01
Repairs to machinery	157.85
Repairs to others	90.74
Salaries, wages & bonus etc.	562.70
Contribution to provident and other funds	80.27
Workmen and staff welfare expenses	117.03
Royalty	117.30
Miscellaneous expenses	107.61
Insurance	1.97
Rent	2.92
Rates & Taxes	1.53

17. a) The Company is one of the promoter member of Birla Management Corporation Limited (BMCL), a Company limited by guarantee which has been formed to provide a common pool of facilities and resources to its members, with a view to optimize the benefits of specialisation and minimise cost for each member. The group has participated in the common pool and has shared the expenses incurred by BMCL and accounted these under appropriate heads.

    b) Proportionate expenses reimbursed for utilising services of establishments maintained by others have been included in respective expenses heads.

18. Rs. 0.07 million has been paid as pension (including perquisites) to a Director of the Company who was President of the Company before his appointment as Director.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

(Rs. in Million) As at 31st March, 2002

19. Insurance claims under various policies / other claims are not accounted for, as the amounts are still unascertained pending the completion of assessment/ settlement.

20. Sales include own manufactured items capitalised / used Rs. 163.41 million at cost (inclusive of excise duty).

21. i) Expenses include following payments to the Whole-Time Director, President & CEO, Managing Directors & Other Directors:

Salary	7.88
Contribution to Provident Fund & Superannuation Fund	2.30
Special Allowance	6.96
Performance Linked Pay	2.64
Long Term Incentive	0.40
Leave Travel Assistance	1.24
Commission	2.45
Leave Pay	2.16
Others	1.59

ii) Remuneration of Rs. 0.32 million paid to the Managing Director (Operations) of a subsidiary awaits approval of the its shareholders.

22. The Board of Directors of the Company has approved buy-back of upto 7,446,597 equity shares for an aggregate amount not exceeding Rs. 4282 million within a period of 12 months from 30th January 2002 at a price not exceeding Rs. 825 per equity share.

During the year, the Company has bought back 5,807 equity shares from the open market through stock exchanges at an average price of Rs. 725 per share aggregating to Rs. 4.21 million. Out of this a sum of Rs. 4.15 million, i.e. the price over and above the face value, has been adjusted out of General Reserves. It is expected that Buy Back Operations should be completed within the above-mentioned period.

23. During the year, the Group has adopted The Accounting Standard on "Accounting for Taxes on Income" (AS-22) issued by the Institute of Chartered Accountants of India. Consequently, the accumulated net deferred tax liability of Rs. 5,274.72 million arising on account of timing differences as on 1st April 2001 has been charged to General Reserve.

The break up of net deferred tax liability at the year-end is as under: -

Timing difference on account of: -	(Rs. in Million)
a) Depreciation	6,021.28
b) Brought Forward Long Term Capital Losses	(163.51)
c) Others	121.75
Total (Net)	5,979.52

24. Appellate authority of Industrial and Financial Reconstruction (AAIFR) , vide order dated 8th March,2002, sanctioned a Scheme of Merger of a subsidiary company, Annapurna Foils Limited (AFL) with Indian Aluminium Company Limited , with effect from 1st April, 2002, subject to completion of certain legal formalities. Accordingly, the effect of merger has not been considered in the accounts.

25. The effect on the financial position of the company due to consolidation of subsidiaries are as under:

— Increase in net worth as on 31st March, 2002 of Rs. 243.71 million.

— Increase in net profit for the year ended 31st March, 2002 of Rs. 629.83 million.

26. In case of INDAL Minority interest of Rs.153.84 million (debit balance) has been adjusted with General Reserve.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

27. The Consolidated Financial Statements represent consolidation of accounts of Hindalco Industries Limited and its subsidiaries as detailed below:

Name of the subsidiary company	Financial Year of the subsidiary company ended on	Extent of Holding Company's interest	Country of Incorporation
RENUKA INVESTMENTS & FINANCE LTD.	31st March, 2002	100%	India
RENUKESHVAR INVESTMENTS & FINANCE LTD.	31st March, 2002	100%	India
MINERALS & MINERALS LTD.	31st March, 2002	100%	India
INDIAN ALUMINIUM COMPANY, LTD.	31st March, 2002	74.64%	India
ANNAPURNA FOILS LTD.	31st March, 2002	67.00%	India
INDAL EXPORTS LTD.	31st March, 2002	74.64%	India

28. Figures for the previous year have been regrouped / rearranged wherever found necessary.

29. Additional information pursuant to paragraphs 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 (As amended)
(a)

Class of goods	Capacity Licensed/ Registered*	Installed Capacity**	Actual Production Qty.	Stock of Goods Produced			
				Opening 01.04.2001		Closing 31.03.2002	
	2001-2002	2001-2002	2001-2002	Qty.	Value	Qty.	Value
	Tonnes	Tonnes	Tonnes	Tonnes	(Rs. in Million)	Tonnes	(Rs. in Million)
Aluminium Metal	3,95,000	3,85,000	3,02,352	2985	118.92	3,182	137.29
Rolled Products	1,81,745	1,70,000	1,39,084 (i)	5213	347.81	5,176	351.81
Extruded Products	38,404	21,700	24,384 (ii)	905	55.77	1,237	90.88
Conductor Redraw Rods	1,33,000	50,000	58,950(iii)	1136	49.98	932	49.22
Aluminium Foil	18,899	15,000	24,714(iv)	790	86.92	1,088	103.13
Aluminium Wheel	12,00,000 Pcs	3,00,000 Pcs	22,889 Pcs	11,083 Pcs	13.80	15,896 Pcs	22.74
Hyderate Alumina#	$	4,01,000	4,51,850	25,267	212.89	28,866	214.59
Carbon Electrode Paste#	15,000	15,000	9,173 (v)	644	8.44	312	5.48
Pre Baked Carbon Blocks#	2,800	2,800	1,711 (vi)	104	4.56	1	0.03
Minerals & Others#	—	—	—	—	11.62	—	12.30
Recycled Metal#	$	25,000	12,122	—	—		
Electricity	809.2 MW	649.2 MW	5,129 MU	—	—	—	—
Electricity (Co-generation)	37 MW	37 MW	281 MU	—	—	—	—
TOTAL					910.71		987.47

* Registered Capacities are those Capacities for which registration granted pursuant to the scheme of delicensing vide notification No. 477(E), dated 25th July, 1991.

** As certified by the management.

\# Information related to a Subsidiary Company.

$ In respect of certain plants / products licensed capacity is not applicable under the liberalised licensing policy.

(i) Includes 4,100 MT converted for outside parties, 31,018 MT transferred to Foil Division and 1609 MT for own consumption / further processing.

(ii) 282 MT, (iii) 546 MT, (iv) 496 MT, (v) 297 MT & (vi) 372 MT Included in production for own consumption / further processing respectively.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

Additional information pursuant to paragraphs 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 (as amended) (Contd...)

(b) Particulars in respect of Sales:-

	2001-2002	
	Quantity (Tonnes)	Value (Rs. in Million)
Aluminium Ingots / Billets	1,06,771	9,450.14
Rolled Products	1,02,394	12,111.20
Extruded Products	23,770	2,820.40
Conductor Redraw Rods	58,608	5,796.28
Aluminium Foil	23,920	4,570.21
Aluminium Wheel	18,076	29.06
Conversion Charges	3,457	160.31
Hydrate and alumina : Standard metallurgical	2,53,141	2,431.66
Hydrate and alumina : Specials	83,518	1,497.40
Carbon electrode paste	9,208	153.95
Pre baked carbon blocks	1,442	100.66
Items other than Finished Goods :		
a) Vanadium Sludge	366	41.65
b) Others*	—	1096.33
		40,259.25

* Includes Rs. 499.60 million Export Incentive.

(c) (i) Raw Material Consumed during the year (excluding own manufactured items)

	2001-2002	
	Quantity (Tonnes)	Value (Rs. in Million)
Aluminium Fluoride	5,396	225.25
Bauxite	25,66,821	1,683.79
Calcined Petroleum Coke	1,18,923	1,051.50
Caustic Soda	88,333	1,431.00
Fuel Oil / Light Diesel Oil / HSD Oil (KL)	1,83,542	1,552.40
Hard Pitch / Soft Pitch / Hard Coke	33,099	544.81
Soda Ash / Starch / Lime etc.	69,611	185.64
Steam Coal / Steam	9,18,127	591.26
Chemicals	376	65.04
Anthracite Coal / Cathode Blocks	3,112	152.39
Aluminium	33,239	1,439.32
Other Materials		809.07
		9,731.47
Adjustment on Account of intermediate products		(112.48)
		9,618.99

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

Additional information pursuant to paragraphs 3 and 4 of Part II of Schedule VI to the Companies Act, 1956 (as amended) (Contd...)

(c) (ii) Value of Following materials consumed for power generation is included in Power & Electricity Charges :-

	2001-2002	
	Quantity (Tonnes)	Value (Rs. in Million)
Coal	4,986,876	3,524.47
Fuel Oil/L.D.O	3,645KL	55.06

(d) Value of Imports by the Group:- (Rs. in Million)

Particulars	CIF value of imports Excluded goods in transit and imported items purchased locally	Total Consumption	Consumed			
			Imported amount	% of Col.2	Indigenous amount	% of Col.2
	1	2	3	4	5	6
	2001-2002	2001-2002	2001-2002	2001-2002	2001-2002	2001-2002
i) Raw materials	1,686.29	9,618.99	2,427.41	25.24	7,191.58	74.76
ii) Components & spare parts	325.64	1,023.42	361.17	35.29	662.25	64.71
iii) Capital Goods	673.43	—	—	—	—	—

(e) **Expenditure in Foreign Currency (Paid or Provided) :**

	(Rs. in Million) As at 31st March, 2002
Technical know-how & Professional Fee	59.69
Foreign Travelling	18.15
Commission	59.83
Interest	159.21
Others	6.57

(f) **Earning in Foreign Exchange: -**

Exports of goods on FOB basis	6,872.20
Assignment & consultancy fees	0.47
Others	0.57

30. **Earnings Per Share**

Particulars	As at 31st March, 2002
Profits after taxation (Rs. in millions)	7,489.82
Weighted average number of shares outstanding:	
Total number of shares outstanding at the beginning of the year	74,465,970
Weighted average number of shares bought back during the year	(605)
Weighted average number of shares outstanding during the year	74,465,365
Basic and Diluted Earnings per share in Rupee	100.58
(Face Value per share Rs. 10/-)	

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

31. SEGMENT REPORTING

Based on the guiding principles given in the Accounting Standard on Segmental Reporting (AS-17) issued by the "Institute of Chartered Accountants of India" the segment report is as under:

(i) Financial information about the primary business segments is presented in the table given below:-

(Rs. in Million)

	As at 31stMarch, 2002		
Particulars	Aluminium	Chemicals	Group
REVENUE			
External Sales	31,593.87	4,057.89	35,651.76
Inter Segment Sales	—	904.24	904.24
	31,593.87	4,962.13	36,556.00
Less: Inter Segment Sales			904.24
Total Revenue	31,593.87	4,962.13	35,651.76
RESULTS			
Segment/Operating Results	9,658.31	756.77	10,415.08
Unallocable Income (net of expenses)			1,798.64
Interest Expenses			(808.01)
Non Recurring Expenses			(71.77)
Provision for Tax (including Deferred Tax)			(3,548.71)
Net Profit			7,785.23
OTHER INFORMATION			
Segment Assets (excluding Revaluation)	44,258.73	3,559.37	47,818.10
Unallocable Assets			25,362.16
Total			73,180.26
Segment Liabilities	3,145.62	467.07	3,612.69
Unallocable Liabilities & Provisions			1,558.27
Total			5,170.96
Capital Expenditure including CWIP	7,684.41	248.28	7,932.69
Depreciation	1,990.66	164.13	2,175.10
OTHER NON CASH ADJUSTMENT			
Provision for doubtful debts	6.85	—	6.85
Diminution in carrying cost of Investments	—	—	129.09

(ii) Since Indal alone is in the business of selling Chemicals (Alumina) in the market alongwith Aluminium, figure shown in Chemical Segment relates to Indal only.

(iii) As the Group also exports, the secondary segment for the Group is based on domestic and export sales. During the year the Group's export turnover of Rs. 6,872.20 million (FOB) is included in External Sales.

SCHEDULE '21' (Contd.)
NOTES ON ACCOUNTS (Contd.)

32. RELATED PARTY DISCLOSURES

(A) List of Related Parties

a) Related Parties where Common Control Exists:

Joint Ventures
Bihar Caustic and Chemicals Limited
Tanfac Industries Limited
Birla Tata AT&T Limited
Birla Project Development Company Limited.
Indo Gulf Corporation Limited
Mangalore Refinery and Petrochemicals Limited
Bina Power Supply Company Limited
Rosa Power Supply Company Limited
Birla Management Corporation Limited
Birla Telecom Limited
LNG Ennore Project
Utkal Aluminium International Limited

b) Associates:

Annapurna Foils Limited*
Orissa Extrusions Limited

c) Key Managerial Personnel:

Mr. A.K.Agarwala - Whole Time Director
Dr. S.K.Tamotia – President & CEO
Mr. G. Mukherjee - Managing Director
Mr. N.K. Choudhary – Managing Director, Operations from April1, 2001 to November 28, 2001

(B) The following transactions were carried out with the Related Parties in the Ordinary course of business:

(i) Joint Ventures and Associates: (Rs. in Million)

S.No.	Transactions	2001-2002	
		Joint Ventures	Associates
1	Sales and Conversion Charges	56.10	87.71
2	Services rendered	9.18	1.72
3	Interest & dividend received	123.29	3.76
4	Purchase of Materials	822.46	—
5	Services Received	1.54	26.26
6	Investments, deposits ,loans and advances made during the year	1,446.96	132.89
7	Investments, deposits, loans and advances as on 31.03.2002	5,311.54	1.92
8	Guarantee and Collateral securities given	1,735.73	—
9	Debit Balances	11.10	—
10	Credit Balances	10.86	—

(ii) Key Managerial Personnel:

Managerial remuneration 27.00

* Transactions during the period April, 2001 to October, 2001 have been considered.

As per our report annexed.
For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants
Dated: The 26th day of June, 2002
1B, Old Post Office Street, Kolkata.

A. K. AGARWALA
Whole-time Director

ANIL J. JHALA
Company Secretary

Chairman: KUMAR MANGALAM BIRLA

Directors: C. M. MANIAR
E. B. DESAI

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED MARCH 31, 2002

		(Rs.in Million) Year ended March 31,2002
A. CASH FLOW FROM OPERATING ACTIVITIES		
Net profit before tax and extraordinary items		11405.71
Adjustment for :		
Depreciation	2175.10	
Foreign Exchange Loss	45.24	
Investment activities	(2057.56)	
Preliminary/Deferred expenses	10.62	
Provisions	4.09	
Interest charged	808.01	985.50
Operating profit before working capital changes		12391.21
Changes in working Capital:		
Trade and other receivables	(663.34)	
Inventories	(608.80)	
Trade payable	431.16	(840.98)
Cash generated from operation		11550.23
Direct taxes paid		(2549.23)
Cash flow before extraordinary items		9001.00
Extraordinary items		(19.78)
NET CASH FROM OPERATING ACTIVITIES		8981.22
B. CASH FLOW FROM INVESTMENT ACTIVITIES		
Purchase of Fixed Assets		(7665.36)
Sale of Fixed Assets		31.67
Investment for acquisition in Subsidiaries		(9.45)
Disposal of Investment in Subsidiaries		1.54
Purchase of Investments		(33668.54)
Sale of Investments		33223.38
Interest received		1074.30
Dividend received		250.93
NET CASH USED IN INVESTMENT ACTIVITIES		(6761.53)
C. CASH FLOW FROM FINANCING ACTIVITIES		
Buy-Back of Equity Shares		(4.21)
Proceeds from Long term borrowings (net)		1132.07
Proceeds from Short term borrowings (net)		602.91
Interest paid		(710.39)
Dividend paid		(1084.55)
NET CASH USED IN FINANCING ACTIVITIES		(64.17)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2155.52
CASH & CASH EQUIVALENTS-OPENING BALANCE		4511.86
CASH & CASH EQUIVALENTS-CLOSING BALANCE		6667.38

Note:

1 Cash and cash equivalent includes cash and bank balances and Deposits with Companies and interest accrued thereon.

As per our report annexed.
For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants
Dated: The 26th day of June, 2002
1B, Old Post Office Street, Kolkata.

A. K. AGARWALA
Whole-time Director

ANIL J. JHALA
Company Secretary

Chairman: KUMAR MANGALAM BIRLA

Directors: C. M. MANIAR
E. B. DESAI

Auditors' Certificate

We have verified the above Consolidated Cash Flow statement of Hindalco Industries Limited compiled from the audited consolidated annual financial statements for the year ended March 31, 2002 and found the same in accordance therewith and also with the requirements of clause 32 of the listing agreements with Stock Exchanges.

As per our report annexed.
For SINGHI & CO.
RAJIV SINGHI
Partner
Chartered Accountants
Dated: The 26th day of June, 2002


Aluminium from Hindalco for Nuclear Technology
Aluminium For Conductors
Aluminium For Automobiles
Aluminium from Hindalco for Power Transmission
Aluminium from Hindalco for Ships
Aluminium from Hindalco for Windows
Aluminium from Hindalco for Railway Coaches
Aluminium from Hindalco for Kitchen-Ware
Aluminium from Hindalco for Vehicles
HINDALCO
ADITYA BIRLA GROUP